Form 10-K, Exhibit 13
period 1994-02-03
ALBERTSONS INC /DE/
filed 1994-04-06
CIK 3333

                               EXHIBIT 13

Management's Discussion and Analysis of Results of Operations and
Financial Condition

Results of Operations

The Company has reported record sales and earnings for 24 consecutive years. Sales for 1993 (a 53-week year) were $11.3 billion compared to $10.2 billion in 1992 and $8.7 billion in 1991. Sales for 1993 increased 8.8% when compared on a 52-week basis to 1992. Increases in sales are attributable to a number of factors including: identical store sales increases, the purchase of 74 Jewel Osco stores on April 13, 1992, the continued expansion of net square footage from new stores and inflation. Identical store sales, stores that have been in operation for two full fiscal years, increased 2.8% (on a comparable 53-week basis) in 1993, 1.8% in 1992 and 1.1% in 1991. Identical store sales continued to increase through higher average ticket sales per customer. Management estimates that inflation accounted for approximately 0.6% of the 1993 identical store sales increase, compared to 1.7% in 1992 and 0.7% in 1991. During 1993, the Company opened 39 stores (6 of which were acquired), remodeled 42 stores and closed 19 stores for a net square footage increase of 1,246,000 square feet. Net square footage increased 4.1% in 1993 as compared to 23.0% in 1992 and 7.8% in 1991.

The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:

                                 Percent to sales             Percentage change
                           __________________________       ___________________
                                                             1993   1992   1991
                                                              vs.    vs.    vs.
                              1993      1992     1991        1992   1991   1990
________________________________________________________________________________
Sales                       100.00%   100.00%  100.00%       10.9%  17.2%   5.6%
Gross profit                 24.74     24.11    23.98        13.8   17.8    8.1
Operating and
   administrative
   expenses                  19.16     19.41    19.21         9.4   18.5    7.6
Operating profit              5.58      4.70     4.77        31.8   15.4   10.3
Net interest expense          0.45      0.42     0.27        18.2   86.6   (6.9)
Nonrecurring charge           0.26
Earnings before income
   taxes and cumulative
   effects of
   accounting changes         4.89      4.36     4.68        24.5    9.2   11.0
Net earnings                  3.01      2.65     2.97        26.2    4.4   10.3

Gross profit, as a percent to sales, increased due primarily to the expansion and increased utilization of Company-operated distribution facilities. During 1993, the Company's distribution system provided 70% of all products purchased by retail stores as compared to 66% in 1992 and 65% in 1991. Utilization of the Company's distribution system has enabled the Company to improve its control over product costs and product distribution. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by 0.06% in 1993, 0.12% in 1992 and 0.13% in 1991.

The 1992 increase in operating and administrative expenses, as a percent to sales, was due primarily to one-time costs associated with the Jewel Osco Acquisition. The Company continues to emphasize cost containment programs as well as increased productivity in an effort to reduce operating expenses as a percent to sales. In addition, the Company expects to benefit from the enhanced productivity and continued expansion of retail automation systems, such as Time and Attendance, Direct Store Delivery, Electronic Data Capturing, Electronic Mail and Electronic Payment.

Net interest expense for 1993 included a reduction of approximately $9.7 million due to the successful resolution of a tax issue for which interest expense had previously been accrued. Excluding this adjustment, net interest expense, as a percent to sales, would have increased to 0.54%. This increase resulted from borrowings associated with the Company's purchase of its common stock from the estate of J. A. Albertson on March 10, 1993. The 1992 increase in net interest expense resulted from new borrowings associated with the Jewel Osco Acquisition.

Net earnings for 1993 included adjustments for a nonrecurring charge to cover the settlement of the Babbitt v. Albertson's lawsuit, an employment discrimination class action lawsuit filed in 1992, and a decrease in interest expense due primarily to the successful resolution of a tax issue, both of which were recognized in the third quarter of 1993. Net earnings for 1992 included certain one-time costs primarily associated with the Jewel Osco Acquisition and two accounting changes, all of which were recognized in the first quarter of 1992. The following comparisons of 1993 and 1992 exclude these adjustments:

   - Gross margin increased to 24.74% from 24.33%.
   - Operating and administrative expenses, as a percent to sales, decreased to 19.16% from 19.19%.
   - Operating profit increased 21.2% to $629.6 million from $519.5 million.
   - Net earnings increased 14.7% to $352.1 million from $307.1 million.
   - Net earnings, as a percent to sales, increased to 3.12% from 3.04%.
   - Earnings per share increased 19.8% to $1.39 from $1.16.

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new statement is effective for fiscal years beginning after December 15, 1993 and requires an accrual for certain benefits paid to former or inactive employees after employment but before retirement. Based on the Company's evaluation of the Statement's requirements, adoption in the first quarter of 1994 is expected to reduce net earnings by approximately $6.4 million.


Liquidity and Capital Resources

The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash provided by operating activities during 1993 was $585 million as compared to $498 million in 1992 and $406 million in 1991. These amounts have enabled the Company to fund its capital expansion program (aside from the 1992 Jewel Osco Acquisition), pay dividends and purchase shares of its common stock on the open market. During 1993, the Company spent $436 million on capital expenditures, $32 million to reduce long-term debt and $90 million for the payment of dividends (which represents 26.4% of current net earnings). The Company also utilizes its commercial paper program to supplement cash requirements resulting from seasonal fluctuations created by the Company's capital expenditure program and changes in working capital. Accordingly, commercial paper borrowings will fluctuate between the Company's quarterly reporting periods. The Company had $79.9 million of commercial paper borrowings outstanding at February 3, 1994 compared to $110 million at January 28, 1993. As of February 3, 1994, the Company had available lines of credit of $235 million, of which $200 million was reserved as alternative funding for the Company's commercial paper program.

On March 10, 1993, pursuant to a 1979 agreement, the Company purchased 21,976,320 shares of its common stock from the estate of J. A. Albertson, the Company's founder, at a cost of $518 million or $23.55 per share. This purchase was financed through the reissuance of 10,400,000 shares of treasury stock at $26.25 per share, netting $265 million, and the issuance of $252 million in medium-term notes. The effect of these transactions was to retire the remaining 11,576,320 treasury shares at a net cost to the Company of $21.85 per share.

Since 1987, the Board of Directors has continuously adopted or renewed plans under which the Company is authorized, but not required, to purchase shares of its common stock on the open market. The current plan was adopted by the Board on March 7, 1994 and authorizes the Company to purchase up to 2.5 million shares through March 31, 1995. The Company did not purchase any shares during 1993 or 1992 and purchased and retired an equivalent of approximately 4.2 million shares during 1991 under these programs.

The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

                                         February 3,  January 28,  January 30,
                                            1994         1993         1992
______________________________________________________________________________
Long-term debt (including capitalized
   lease obligations) to equity             47.9%       36.6%        12.6%
Long-term debt (including capitalized
 lease obligations) to total assets         20.2%       17.3%         6.8%

During 1993, the Company changed the classification of its store types to better reflect the store formats the Company is developing today.
Consequently, the superstore format has been eliminated and the Company now classifies all stores over 35,000 square feet (except warehouse stores) as combination food-drug stores.

During 1993, the Company opened 35 combination food-drug stores, 2 warehouse stores and 2 conventional stores. The average size of these stores, 48,300 square feet, increased the Company's average store size to 46,400 square feet. At February 3, 1994, 91% of the Company's square footage consisted of stores over 35,000 square feet. Square footage has also increased because of the Company's remodel program. In 1993, 8 of the 42 remodeled stores were expanded in size. The Company continues to retain ownership of real estate when possible.

During the past five years the Company has invested $295 million (excluding inventory) into its distribution operations and has added 3.6 million square feet of new or expanded facilities. A new 687,000 square-foot full-line distribution center in Tolleson, Arizona, located in the Phoenix metropolitan area, became fully operational in August 1993. The Company also purchased an existing 818,000 square-foot warehouse in Plant City, Florida in February 1993. This center was remodeled and expanded to approximately 954,000 square feet to add frozen and perishable storage areas. It began limited operations in December 1993 and became fully operational in March 1994. With the opening of the Plant City, Florida Distribution Center, the Company now services all of its retail stores from company-owned distribution centers.

Capital expenditures for 1994 (excluding amounts anticipated to be financed by operating leases of approximately $29 million) are expected to be approximately $460 million. New stores and remodeling will continue to be the most significant part of planned capital expenditures. The Company is committed to keeping its stores up to date. In the last three years the Company has opened and remodeled 304 stores representing 14.7 million square feet. The following is a summary of capital expenditures excluding operating leases but including the Jewel Osco Acquisition in 1992, capital leases and assets acquired with related debt (in thousands):

                              1994
                           (Projected)   1993       1992       1991       1990
________________________________________________________________________________
New and acquired stores     $267,000   $246,052   $466,246   $163,072   $169,170
Remodels                      93,000     82,409     74,914     55,803     49,277
Retail replacement equip-
  ment and technological
  upgrades                    49,000     20,804     10,793      8,341      8,814
Distribution facilities
  and equipment               39,000    100,936     81,024     27,465      9,115
Other                         12,000      5,963      9,880     18,315     21,200
                            ____________________________________________________
                            $460,000   $456,164   $642,857   $272,996   $257,576
                            ____________________________________________________

Note: Share and per share data adjusted to reflect the two-for-one stock split distributed October 4, 1993.

Consolidated Earnings
(In thousands except per share data)

                                            53 Weeks     52 Weeks     52 Weeks
                                           February 3,  January 28,  January 30,
                                              1994         1993         1992
_______________________________________________________________________________
Sales                                     $11,283,678  $10,173,676   $8,680,467
Cost of sales                               8,492,524    7,720,824    6,598,950
                                          _____________________________________
Gross profit                                2,791,154    2,452,852    2,081,517
Operating and administrative expenses       2,161,561    1,975,079    1,667,355
                                          _____________________________________
Operating profit                              629,593      477,773      414,162
Other (expenses) income:
   Interest, net                              (50,984)     (43,124)     (23,106)
   Other, net                                   3,506        9,072       15,338
   Nonrecurring charge                        (29,900)
                                          _____________________________________
Earnings before income taxes and
   cumulative effects of accounting
   changes                                    552,215      443,721      406,394
Income taxes                                  212,534      167,646      148,600
                                          _____________________________________
Earnings before cumulative effects of
    accounting changes                        339,681      276,075      257,794
Cumulative effects of accounting changes:
   Postretirement health care benefits                      (4,093)
   Accounting for income taxes                              (2,765)
                                          _____________________________________
Net Earnings                              $   339,681  $   269,217   $  257,794
                                          _____________________________________


Earnings per share before cumulative
   effects of accounting changes          $      1.34  $      1.04   $      .97
Cumulative effects of accounting changes:
   Postretirement health care benefits                       (0.01)
   Accounting for income taxes                               (0.01)
                                          _____________________________________
Earnings Per Share                        $      1.34  $      1.02   $      .97
                                          _____________________________________


Average number of shares outstanding          254,227      264,418      266,339



See Notes to Consolidated Financial Statements.
</TABLE


<TABEL>
Consolidated Cash Flows
(In thousands)
                                            53 Weeks     52 Weeks     52 Weeks
                                           February 3,  January 28,  January 30,
                                              1994         1993         1992
_______________________________________________________________________________
Cash Flows From Operating Activities:
Net earnings                                $ 339,681    $ 269,217    $ 257,794
Adjustments to reconcile net earnings
to net cash provided by operating
activities:
   Depreciation and amortization              196,427      171,724      132,813
   Net deferred income taxes                  (12,016)       8,462      (12,912)
   Cumulative effects of accounting
     changes                                                 6,858
   Changes in operating assets and
   liabilities, net of acquisition:
     Receivables and prepaid expenses         (24,194)     (36,114)      (2,572)
     Inventories                              (41,633)     (72,955)     (50,520)
     Accounts payable                          84,601      104,614        8,572
     Other current liabilities                 23,836       38,570       17,103
     Self-insurance                            10,192        4,788       14,890
     Unearned income                             (609)      (7,859)      31,667
     Other long-term liabilities                8,230       10,671        8,747
                                            ___________________________________
Net cash provided by operating
   activities                                 584,515      497,976      405,582

Cash Flows From Investing Activities:
   Acquisition of business, net of
     cash acquired                                        (428,860)
   Capital expenditures excluding
     noncash items                           (435,526)    (331,160)    (268,500)
   Proceeds from disposals of land,
     buildings and equipment                   20,874       18,053       12,696
   Increase in other assets                    (3,719)     (14,808)      (4,618)
                                            ___________________________________
Net cash used in investing activities        (418,371)    (756,775)    (260,422)

Cash Flows From Financing Activities:
   Net line of credit activity                  5,000      (25,000)      20,000
   Proceeds from long-term borrowings         252,075      443,000
   Payments on long-term borrowings           (32,158)     (43,497)     (10,403)
   Net commercial paper activity              (30,090)     (33,000)
   Proceeds from stock options exercised        4,484        4,390        8,028
   Purchase of treasury shares               (517,526)
   Net proceeds from issuance of
     treasury shares                          264,527
   Cash dividends paid                        (89,534)     (81,957)     (72,008)
   Stock purchases                                                      (79,806)
                                            ___________________________________
Net cash (used in) provided by
   financing activities                      (143,222)     263,936     (134,189)
                                            ___________________________________
Net Increase in Cash and Cash
   Equivalents                                 22,922        5,137       10,971
Cash and Cash Equivalents at
   Beginning of Year                           39,541       34,404       23,433
                                            ___________________________________
Cash and Cash Equivalents at End
   of Year                                  $  62,463    $  39,541    $  34,404
                                            ___________________________________



See Notes to Consolidated Financial Statements.
</TABLE



Consolidated Balance Sheets
(Dollars in thousands)
                                           February 3,  January 28,  January 30,
                                              1994         1993         1992
_______________________________________________________________________________
ASSETS
Current Assets:
   Cash and cash equivalents               $   62,463   $   39,541   $   34,404
   Accounts and notes receivable              114,493       90,945       55,835
   Inventories                                871,719      830,086      613,233
   Prepaid expenses                            13,589       12,943       10,602
   Deferred income taxes                       59,967       39,948       37,212
                                           ____________________________________
     Total Current Assets                   1,122,231    1,013,463      751,286

Other Assets                                   90,810       87,091       72,283

Land, Buildings and Equipment:
   Land                                       467,392      415,911      289,526
   Buildings                                1,097,681      930,883      721,280
   Fixtures and equipment                   1,130,735    1,001,627      835,592
   Leasehold improvements                     257,566      231,533      180,034
   Capitalized leases                         155,798      147,316      139,773
                                           ____________________________________
                                            3,109,172    2,727,270    2,166,205
   Less accumulated depreciation
      and amortization                      1,027,318      882,251      773,527
                                           ____________________________________
                                            2,081,854    1,845,019    1,392,678

                                           ____________________________________
                                           $3,294,895   $2,945,573   $2,216,247
                                           ____________________________________



See Notes to Consolidated Financial Statements.
</TABLE



Consolidated Balance Sheets
(Dollars in thousands)
                                           February 3,  January 28,  January 30,
                                              1994         1993         1992
_______________________________________________________________________________
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                        $  600,376   $  515,775   $  400,417
   Notes payable                               10,000        5,000       30,000
   Salaries and related liabilities           101,443       95,820       80,719
   Taxes other than income taxes               38,095       41,522       37,807
   Income taxes                                48,622       29,592        9,589
   Self-insurance                              58,436       51,870       47,238
   Unearned income                             19,927       15,567       16,429
   Other                                       30,277       26,033       20,826
   Current maturities of long-term debt        76,692       25,757        3,588
   Current capitalized lease obligations        6,194        6,044        5,634
                                           ____________________________________
   Total Current Liabilities                  990,062      812,980      652,247

Long-Term Debt                                554,092      404,476       52,510

Capitalized Lease Obligations                 110,919      103,764       99,159

Other Long-Term Liabilities and
Deferred Credits:
   Deferred compensation                       31,684       28,016       24,755
   Deferred income taxes                       28,766       20,763        9,219
   Deferred rents payable                      72,251       69,864       66,575
   Self-insurance                              83,857       80,231       80,075
   Unearned income                             10,825       15,794       22,791
   Other                                       23,060       21,257        9,464
                                           ____________________________________
                                              250,443      235,925      212,879

Stockholders' Equity:
   Preferred stock - $1.00 par value;
     authorized - 10,000,000 shares;
     issued - none
   Common stock - $1.00 par value;
     authorized - 600,000,000 shares;
     issued - 253,406,983 shares,
     132,329,428 shares and 132,130,528
     shares, respectively                     253,407      132,330      132,131
   Capital in excess of par value               2,117        4,909          718
   Retained earnings                        1,133,855    1,251,189    1,066,603
                                           ____________________________________
                                            1,389,379    1,388,428    1,199,452

                                           ____________________________________
                                           $3,294,895   $2,945,573   $2,216,247
                                           ____________________________________



See Notes to Consolidated Financial Statements.
</TABLE



Consolidated Stockholders'
 Equity
(In thousands except per share data)
                            Common   Capital
                            Stock   in Excess
                          $1.00 Par   of Par     Retained   Treasury
                            Value     Value      Earnings     Stock     Total
_______________________________________________________________________________
Balance at Jan. 31, 1991  $133,820  $  2,131    $  951,931           $1,087,882
Exercise of stock
   options                     395     3,097                              3,492
Tax benefits related to
   stock options                       4,536                              4,536
Cash dividends, $.28 per
   share                                           (74,446)             (74,446)
Stock purchases             (2,084)   (9,046)      (68,676)             (79,806)
Net earnings                                       257,794              257,794
                          _____________________________________________________
Balance at Jan. 30, 1992   132,131       718     1,066,603            1,199,452
Exercise of stock
   options                     199     1,475                              1,674
Tax benefits related to
   stock options                       2,716                              2,716
Cash dividends, $.32 per
   share                                           (84,631)             (84,631)
Net earnings                                       269,217              269,217
                          _____________________________________________________
Balance at Jan. 28, 1993   132,330     4,909     1,251,189            1,388,428
Exercise of stock
   options                     245     1,700                              1,945
Tax benefits related to
   stock options                       2,538                              2,538
Purchase treasury shares                                    $(517,526) (517,526)
Issue treasury shares                 19,615                  244,912   264,527
Retire treasury shares      (5,788)  (25,010)     (241,816)   272,614
Two-for-one stock split    126,620    (1,635)     (124,985)
Other                                                  953                  953
Cash dividends, $.36 per
   share                                           (91,167)             (91,167)
Net earnings                                       339,681              339,681
                          _____________________________________________________
Balance at Feb. 3, 1994   $253,407  $  2,117    $1,133,855           $1,389,379
                          _____________________________________________________



See Notes to Consolidated Financial Statements.
</TABLE


Notes to Consolidated Financial Statements


Summary of Significant Accounting Policies

Fiscal Year End The Company's fiscal year ends on the Thursday nearest to January 31 each year. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.

Consolidation The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. All material intercompany balances have been eliminated.

Cash and Cash Equivalents The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Inventories The Company values inventories at the lower of cost or market.
Cost of substantially all inventories is determined on a last-in, first-out
(LIFO) basis. Cost of remaining inventories is determined on a first-in, first-out (FIFO) basis.

Capitalization, Depreciation and Amortization Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset.

The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the applicable lease or the useful life of the asset. Capital leases are recorded at the lower of fair market value or the present value of future minimum lease payments. These leases are amortized on the straight-line method over their primary term.

Beneficial lease rights and lease liabilities are recorded on purchased leases based on differences between contractual rents under the respective lease agreements and prevailing market rents at the date of the acquisition of the lease. Beneficial lease rights are amortized over the lease term using the straight-line method. Lease liabilities are amortized over the lease term using the interest method.

Upon disposal of fixed assets, the appropriate property accounts are reduced by the related costs and accumulated depreciation and amortization. The resulting gains and losses are reflected in the consolidated earnings.

Store Opening and Closing Costs Noncapital expenditures incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred. When a store is closed the remaining investment in fixed assets, net of expected salvage value, is expensed. For properties under lease agreements, the present value of any remaining liability under the lease, net of expected sublease recovery, is also expensed.

Self-Insurance The Company is primarily self-insured for property loss, workers' compensation and general liability costs. Self-insurance liabilities are based on claims filed and estimates for claims incurred but not reported. These liabilities are not discounted.

Stock Options Proceeds from the sale of newly issued stock to employees under the Company's stock option plans are credited to common stock to the extent of par value and the excess to capital in excess of par value. With respect to nonqualified stock options, the difference between the option exercise price and market value of the stock at date of grant is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.


Income Taxes The Company provides for deferred income taxes resulting from timing differences in reporting certain income and expense items for income tax and financial accounting purposes. The major timing differences and their net effect are shown in the "Income Taxes" note.

The 1993 and 1992 tax provisions were computed in accordance with SFAS No.
109, "Accounting for Income Taxes." The 1991 tax provision was computed in accordance with APB Opinion No. 11.

Investment tax credits have been deferred and are being amortized over the remaining useful life of the related asset.

Earnings Per Share Earnings per share are computed by dividing consolidated net earnings by the weighted average number of shares outstanding.
Equivalent shares in the form of stock options are excluded from the calculation since they are not materially dilutive.

Stock Split On August 30, 1993, the Board of Directors approved a two-for-one stock split, effected in the form of a 100% stock dividend payable to stockholders of record at the close of business on September 17, 1993 and distributed on October 4, 1993. All references in the financial statements to the number of shares (except outstanding shares at year end), related prices and per share amounts have been restated to reflect the split.

Reclassifications Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.


Nonrecurring Charge

During the third quarter of 1993 a $29.9 million nonrecurring charge was recorded to cover a $29.5 million settlement of the Babbitt v. Albertson's lawsuit, an employment discrimination class action lawsuit filed in 1992.
The nonrecurring charge covers the full cost of the settlement including compliance with the consent decree and plaintiffs' attorney fees, as well as all expenses associated with its implementation. This nonrecurring charge does not reflect possible recovery from insurance coverage, which the Company is pursuing in litigation against several carriers. The Company expects to recover a portion of the overall settlement from its insurance carriers, although any recovery amount has not been determined.


Supplemental Cash Flow Information

Selected cash payments and noncash activities were as follows (in thousands):

                                                  1993        1992       1991
______________________________________________________________________________
Cash payments for income taxes                 $202,472    $143,045   $158,377
Cash payments for interest,
   net of amounts capitalized                    36,311      27,819     15,037
Noncash investing and financing activities:
   Liabilities assumed in connection with
      business acquisition                                   12,385
   Liabilities assumed in connection with
      asset acquisitions                          5,590                     25
   Capitalized lease obligations incurred        15,048      12,647      4,471
   Capitalized lease obligations terminated       1,656                  2,203


Acquisition

On April 13, 1992, the Company purchased 74 Jewel Osco combination food-drug stores, a general merchandise warehouse in Ponca City, Oklahoma and related assets, including potential store locations, from American Stores Company
(the Acquisition). The Acquisition included stores located in Texas (52 stores), Oklahoma (14 stores), Florida (7 stores) and Arkansas (1 store).
The majority of the acquired stores are located in existing operating areas of the Company, and the Company is continuing to operate most of these stores as combination food-drug stores under the Albertson's name. The
Acquisition was accounted for using the purchase method of accounting.

The purchase price, based upon the book value of fixed assets and cost of inventory, was approximately $442 million, including approximately $144 million for inventory. The purchase price included real estate for 41 operating stores and the general merchandise warehouse. The remaining 33 operating stores are subject to leases that have been assumed by the Company. The Acquisition was ultimately financed through proceeds from commercial paper borrowings and offerings of senior unsecured debt securities. The results of operations of the acquired properties have been included in the consolidated financial statements from the date of acquisition.


Accounts and Notes Receivable

Accounts and notes receivable consist of the following (in thousands):

                                         February 3,  January 28,  January 30,
                                            1994         1993         1992
_____________________________________________________________________________
Trade accounts receivable                 $113,335     $86,239      $54,832
Trade notes receivable                       2,191       5,813        1,658
Allowance for doubtful accounts             (1,033)     (1,107)        (655)
                                          ___________________________________
                                          $114,493     $90,945      $55,835
                                          ___________________________________


Inventories

Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $191,592,000, $185,150,000 and $172,470,000 higher at the end of 1993, 1992 and 1991, respectively. Net earnings would have been higher by $3,962,000 ($.02 per share) in 1993, $7,964,000 ($.03 per share) in 1992 and $7,354,000 ($.03 per share) in 1991.
The replacement cost of inventories valued at LIFO approximates FIFO cost.


Indebtedness

Long-term debt includes the following (in thousands):

                                         February 3,  January 28,  January 30,
                                            1994         1993         1992
_____________________________________________________________________________
Unsecured 6.375% notes due May 1995       $150,000     $150,000
Medium-term notes, unsecured:
   Due May 1993 (4.29% interest)                         25,000
   Due May 1994 (5.49% interest)            75,000       75,000
   Due May 1995 (6.15% interest)            50,000       50,000
   Due March 1996 (4.86% interest)          77,000
   Due March 1998 (5.68% interest)          85,425
   Due March 2000 (6.14% interest)          89,650
Commercial paper                            79,910      110,000
Industrial revenue bonds                    17,305       18,040      $18,590
Mortgage notes                               6,083        1,807       24,252
Other unsecured notes payable                  411          386       13,256
                                          ___________________________________
                                           630,784      430,233       56,098
Less current maturities                    (76,692)     (25,757)      (3,588)
                                          ___________________________________
                                          $554,092     $404,476      $52,510
                                          ___________________________________

In connection with the Company's purchase of its common stock from the estate of J.A. Albertson, the Company's founder, $252.1 million of medium-term notes due from 1996 to 2000 were issued under a shelf registration statement filed with the Securities and Exchange Commission in 1993.
Interest on these notes is paid semiannually.

In connection with the 1992 Jewel Osco Acquisition and subsequent issuance of the 6.375% notes and medium-term notes due from 1993 to 1995, a shelf registration statement was filed with the Securities and Exchange Commission in 1992 covering debt securities in the amount of $500 million available for issuance from time to time. As of February 3, 1994, $200 million of the debt remained available for issuance in the form of medium-term notes. Interest on the 6.375% notes and medium-term notes is paid semiannually.

The Company has in place a $200 million commercial paper program. Interest on the outstanding commercial paper borrowings ranges from 3.10% to 3.17% with an effective weighted average rate of 3.13%. The Company has established the necessary credit facilities, through its revolving credit agreement, to refinance the commercial paper borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.

The industrial revenue bonds are payable in varying annual installments through 2011, with interest paid semiannually at 3.3% to 10.875%.

The Company has pledged real estate with a cost of $14,008,000 as collateral for the mortgage notes, which are payable monthly, quarterly and semi-annually, including interest at 7.5% to 16.5%. The notes mature from 1994 to 2011.

The scheduled maturities of long-term debt outstanding at February 3, 1994 are summarized as follows: $76,692,000 in 1994, $201,146,000 in 1995,
$78,281,000 in 1996, $80,942,000 in 1997, $86,560,000 in 1998 and
$107,163,000 thereafter.

In March 1992, the Company amended its revolving credit agreement with several banks, whereby the Company may borrow principal amounts up to $200 million at varying interest rates any time prior to April 1, 1997. The agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.

In addition to amounts available under the revolving credit agreement, the Company had available lines of credit from banks at prevailing interest rates in the amount of $35 million at February 3, 1994. The cash balances maintained at these banks are not legally restricted.

Interest expense, net, was as follows (in thousands):

                                                 1993        1992        1991
______________________________________________________________________________
Debt                                           $32,164     $26,862     $10,876
Capitalized leases                              12,233      11,560      12,278
Capitalized interest                            (4,219)     (4,617)     (5,013)
                                               _______________________________
Interest expense                                40,178      33,805      18,141
Net bank service charges                        10,806       9,319       4,965
                                               _______________________________
Interest expense, net                          $50,984     $43,124     $23,106
                                               _______________________________

Interest expense, net for 1993 included a reduction of approximately $9.7 million due to the successful resolution of a tax issue for which interest had previously been accrued.


Capital Stock

On March 10, 1993, pursuant to a 1979 agreement, the Company purchased
21,976,320 shares of its common stock from the estate of J.A. Albertson, the Company's founder, at a cost of $517.5 million or $23.55 per share. This purchase was financed through the reissuance of 10,400,000 shares of treasury stock at $26.25 per share, netting $264.5 million, and the issuance of $252.1 million in medium-term notes. The remaining 11,576,320 treasury shares were retired.

On March 2, 1987, the Board of Directors adopted a stockholder rights plan, which was amended on August 31, 1987, November 28, 1988 and September 6,
1989. Under the plan, stockholders of record on March 23, 1987 received a dividend distribution of one nonvoting right for each share of common stock.
Subject to certain exceptions, one right has been or will be issued with each share of common stock issued after March 23, 1987. The rights are attached to all common stock certificates and no separate rights certificate will be distributed. Each right entitles the holder to purchase one share of the Company's common stock at a price of $32.50. The rights are exercisable for shares of common stock upon the earlier of the tenth business day following (i) the public announcement that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common stock, or (ii) the commencement of, or public announcement of an intention to make, a tender offer or exchange offer if, upon consummation, such person or group would be the beneficial owner of 20% or more of the then outstanding common stock.

Additionally, if any person or group becomes the beneficial owner of more than 20% of the outstanding common stock, each right will entitle its holder, other than such person or group, upon payment of the $32.50 exercise price, to purchase common stock with a deemed market value of twice the exercise price. The purchase rights for common stock will not be exercisable if the 20% acquisition is made pursuant to a tender or exchange offer for all outstanding common stock which a majority of certain directors of the Company deem to be in the best interests of the Company and its stockholders. If there is a merger with an acquirer of 20% or more of the Company's common stock and the Company is not the surviving corporation, or more than 50% of the Company's assets or earning power is transferred or sold, each right will entitle its holder, other than the acquirer, to purchase, or in certain instances to receive the cash value of, the acquiring company's common stock with a deemed market value of twice the exercise price.

All of the rights may be redeemed by the Board of Directors, and under certain circumstances, with the approval of a majority of the continuing directors (as defined in the plan), at a price of $.00625 per right until the earlier of (i) ten business days after the public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding common stock or (ii) the date the stockholder rights plan expires. The rights, which are not entitled to dividends, expire on March
23, 1997.

Since 1987, the Board of Directors has continuously adopted or renewed plans under which the Company is authorized, but not required, to purchase shares of its common stock on the open market. The current plan was adopted by the Board on March 7, 1994 and authorizes the Company to purchase up to 2.5 million shares through March 31, 1995. The Company has purchased and retired an equivalent of approximately 12.4 million shares of its common stock for approximately $156.2 million under these plans.


Income Taxes

At the beginning of 1992, the Company elected early adoption of the provisions of SFAS No. 109, "Accounting for Income Taxes." This Statement requires that the liability method of accounting for income taxes be used rather than the deferred method previously used. The Company elected not to restate prior years' consolidated financial statements. The cumulative effect of this accounting change was to decrease 1992 net earnings by $2.8 million or $.01 per share.



Deferred tax assets and liabilities consist of the following (in thousands):

                                                        February 3,  January 28,
                                                            1994         1993
_______________________________________________________________________________
Deferred tax assets:
   Nondeductible accruals for:
     Self-insurance                                     $  54,811    $  49,446
     Lease accounting                                      21,626       20,335
     Vacations                                             17,129       14,332
     Litigation                                            11,968
     Property valuation                                     8,828        5,197
     Deferred compensation                                  5,742        5,007
     Pension costs                                          2,133        1,683
     Other                                                  5,955        5,652
   Income unearned for financial reporting purposes        11,846       11,739
   Costs capitalized for tax purposes                      10,803        5,808
                                                        _______________________
Total deferred tax assets                                 150,841      119,199

Deferred tax liabilities:
   Accelerated depreciation for tax purposes             (103,219)     (86,441)
   Pension costs expensed for tax purposes                (13,312)     (10,000)
   Other                                                   (3,109)      (3,573)
                                                        _______________________
Total deferred tax liabilities                           (119,640)    (100,014)

                                                        _______________________
Net deferred tax assets                                 $  31,201    $  19,185
                                                        _______________________

No valuation allowances were considered necessary in the calculation of deferred tax assets.

Income tax expense on continuing operations consists of the following (in thousands):

                                                  1993        1992        1991
_______________________________________________________________________________
Current:
   Federal                                     $191,343    $133,872    $139,793
   State                                         33,580      26,052      22,778
                                               ________________________________
                                                224,923     159,924     162,571
Deferred:
   Federal                                      (10,222)      7,193     (11,270)
   State                                         (1,794)      1,269      (1,642)
                                               ________________________________
                                                (12,016)      8,462     (12,912)
Amortization of deferred investment
  tax credits                                      (373)       (740)     (1,059)
                                               ________________________________
                                               $212,534    $167,646    $148,600
                                               ________________________________

Deferred taxes resulted from:
   Income unearned for financial reporting
     purposes                                  $   (107)    $ 1,871    $(13,198)
   Accelerated depreciation for tax purposes     16,778       9,682       4,834
   Self-insurance                                (5,365)     (2,179)     (5,457)
   Litigation                                   (11,968)
   Costs capitalized for tax purposes            (4,994)       (129)       (559)
   Property valuation                            (3,631)       (152)        836
   Other                                         (2,729)       (631)        632
                                               ________________________________
                                               $(12,016)    $ 8,462    $(12,912)
                                               ________________________________

Total tax expense for 1992 was $167,992,000 consisting of taxes on continuing operations of $167,646,000, tax expense of $2,765,000 for the cumulative effect of a change in accounting for income taxes and tax benefits of $2,419,000 attributed to the cumulative effect of a change in accounting for postretirement health care benefits.

The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows (in thousands):

                                    1993     %      1992     %      1991     %
________________________________________________________________________________
Taxes computed at statutory rate  $193,275  35.0  $150,865  34.0  $138,174  34.0
State income taxes net of
   federal income tax benefit       20,612   3.8    16,364   3.7    14,047   3.5
Amortization of deferred
   investment tax credits             (373) (0.1)     (740) (0.2)   (1,059) (0.3)
Other                                 (980) (0.2)    1,157   0.3    (2,562) (0.6)
                                  ______________________________________________
                                  $212,534  38.5  $167,646  37.8  $148,600  36.6
                                  ______________________________________________

Stock Options

The Company has stock options outstanding under plans adopted in 1986, 1982 and 1975. The 1986 plan authorized the granting of options with respect to 8,000,000 shares of the Company's common stock. The 1982 plan expired on February 29, 1992 and the 1975 plan expired on April 6, 1985. Expiration of the 1982 plan and 1975 plan did not affect the rights of optionees for any options outstanding and not exercised in full.

The changes in the number of shares reserved for outstanding options under the plans are summarized as follows:

                                                     Option           Number
                                                  Price Per Share    of Shares
______________________________________________________________________________
Balance at January 31, 1991                      $  .88 to $16.56    4,075,800
Granted                                           16.88 to  22.63    1,480,000
Exercised                                           .88 to  13.56     (792,600)
Forfeited                                          1.88 to  22.63     (371,800)
Canceled                                          22.63 to  22.63     (159,000)
                                                 _____________________________
Balance at January 30, 1992                         .88 to  22.63    4,232,400
Granted                                           24.31 to  24.31      344,000
Exercised                                           .88 to   6.25     (398,400)
Forfeited                                          2.95 to  16.88     (128,200)
                                                 _____________________________
Balance at January 28, 1993                        1.88 to  24.31    4,049,800
Granted                                           25.13 to  25.13      479,000
Exercised                                          1.88 to   8.69     (327,947)
Forfeited                                          2.95 to  24.31     (145,200)
Canceled                                          24.31 to  24.31       (4,000)
                                                 _____________________________
Balance at February 3, 1994                      $ 1.88 to $25.13    4,051,653
                                                 _____________________________

Options on 262,053 shares were exercisable at February 3, 1994. In addition, there were 3,942,400 shares of common stock under the 1986 plan reserved for the granting of additional options.


Employee Benefit Plans

Substantially all employees working over 20 hours per week are covered by retirement plans. Union employees participate in multi-employer retirement plans under collective bargaining agreements. The Company sponsors two funded plans, Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan, which are defined benefit, noncontributory plans for eligible employees who are 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The

Company's funding policy for these plans is to contribute amounts deductible for federal income tax purposes.

Assets of the two funded Company plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $28,937,000, $26,802,000 and $21,565,000 of the Company's common stock at
February 3, 1994, January 28, 1993 and January 30, 1992, respectively), U.S. Government obligations, corporate bonds, international equity funds, real estate and money market funds.

The Company also sponsors an unfunded Executive Pension Makeup Plan. This plan is nonqualified and provides certain key employees defined pension benefits which supplement those provided by the Company's other retirement plans.

Net periodic pension cost for the Company plans was as follows (in thousands):

                                                 1993        1992        1991
______________________________________________________________________________
Service cost - benefits earned during
   the period                                 $ 12,726    $ 10,983    $  8,560
Interest cost on projected benefit obligations  12,687      10,805       8,956
Actual return on assets                        (27,696)    (15,596)    (17,668)
Net amortization and deferral                   11,515       1,809       6,076
                                              ________________________________
Net periodic pension cost                     $  9,232    $  8,001    $  5,924
                                              ________________________________

Assumptions used in the computation of net periodic pension cost for all Company-sponsored plans were as follows:

                                                 1993        1992        1991
______________________________________________________________________________
Weighted-average discount rate                   7.0%       8.0%        8.5%
Annual salary increases                          4.5%       4.5%        5.5%
Expected long-term rate of return on assets      9.0%       9.0%        9.0%

The following table sets forth the funding status of Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan and the amounts included in other assets in the Company's consolidated balance sheets (in thousands):

                                           February 3,  January 28,  January 30,
                                              1994         1993         1992
_______________________________________________________________________________
Plan assets at fair value                   $218,284    $177,825     $150,603
Actuarial present value of:
   Vested benefits                           155,087     101,858       91,924
   Nonvested benefits                         15,797       7,581        5,136
                                            ___________________________________
   Accumulated benefit obligation            170,884     109,439       97,060
   Effect of projected future salary
     increases                                38,508      32,308       25,475
                                            ___________________________________
   Projected benefit obligation              209,392     141,747      122,535
                                            ___________________________________
Plan assets in excess of projected benefit
   obligation                                  8,892      36,078       28,068
Unrecognized net loss (gain)                  19,713     (15,975)     (15,077)
Unrecognized prior service cost                7,123       7,972        8,154
Unrecognized net transition assets            (1,171)     (1,358)      (1,545)
                                            ___________________________________
Prepaid pension cost                        $ 34,557    $ 26,717     $ 19,600
                                            ___________________________________
</TABLE


The following table sets forth the status of the unfunded Executive Pension
Makeup Plan and the amounts included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):


                                           February 3,  January 28,  January 30,
                                              1994         1993         1992
_______________________________________________________________________________
Actuarial present value of:
   Vested benefits                           $ 6,493     $ 5,490      $ 4,613
   Nonvested benefits                              9           1            1
                                             __________________________________
   Accumulated benefit obligation              6,502       5,491        4,614
   Effect of projected future salary
     increases                                 1,861       2,564        2,684
                                             __________________________________
   Projected benefit obligation                8,363       8,055        7,298
                                             __________________________________
Actuarial present value of projected benefit
   obligations in excess of plan assets       (8,363)     (8,055)      (7,298)
Unrecognized net (gain) loss                      (7)        458          458
Unrecognized prior service cost                1,136       1,231        1,326
Unrecognized net transition liability          1,688       1,869        2,050
Additional minimum liability                    (956)       (994)      (1,150)
                                             __________________________________
Accrued pension cost                         $(6,502)    $(5,491)     $(4,614)
                                             __________________________________

The Company also contributes to various plans under industrywide collective bargaining agreements which provide for pension benefits. Total contributions to these plans were $16,025,000 for 1993, $19,295,000 for 1992 and $17,705,000 for 1991.

The Company has bonus plans for store management personnel and other key management personnel. Amounts charged to earnings under all bonus plans were $53,907,000 for 1993, $52,301,000 for 1992 and $36,205,000 for 1991.

Most retired employees of the Company are eligible to remain in its health and life insurance plans. Retirees who elect to remain in the Company-sponsored plans are charged a premium which is equal to the difference between the estimated costs of the benefits for the retiree group and a fixed contribution amount made by the Company.

At the beginning of 1992, the Company elected early adoption of the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In prior years, the Company charged expenses relating to postretirement benefits to earnings under the pay-as-you-go method. The Company elected immediate recognition of a transition obligation equal to the accumulated and vested postretirement benefit obligations to existing retirees and active employees as of the date of adoption. The cumulative effect of this accounting change (net of $2.4 million in tax benefits) was to decrease 1992 net earnings by $4.1 million or $.01 per share.

Net periodic postretirement benefit cost was as follows (in thousands):

                                                             1993        1992
______________________________________________________________________________
Service cost                                               $  574      $  528
Interest cost                                                 605         549
                                                            __________________
Net periodic postretirement benefit cost                   $1,179      $1,077
                                                            __________________

The following table sets forth the Accrued Postretirement Benefit
Liabilities included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

                                                      February 3,  January 28,
                                                          1994         1993
_____________________________________________________________________________
Existing retired employees                              $1,613       $1,355
Active employees fully eligible                          1,800        1,526
Other active employees                                   5,645        4,354
                                                        ___________________
Accumulated Postretirement Benefit Obligation (APBO)     9,058        7,235
Unrecognized net loss and effects of changes in
   assumptions                                            (963)
                                                        _____________________
Accrued postretirement benefit liabilities              $8,095       $7,235
                                                        _____________________

Assumed discount rate                                     7.0%         8.0%

Annual rates of increases in health care costs are not applicable in the calculation of the APBO because the Company's contribution is a fixed amount.

The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $90,613,000 for 1993 and $83,754,000 for 1992.

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This new statement is effective for fiscal years beginning after December 15, 1993 and requires an accrual for certain benefits paid to former or inactive employees after employment but before retirement. Based on the Company's evaluation of the Statement's requirements, adoption in the first quarter of 1994 is expected to reduce net earnings by approximately $6.4 million.


Leases

The Company leases a portion of its real estate. The typical lease period is 25 to 30 years and most leases contain renewal options. Exercise of such options is dependent on the level of business conducted at the location. In addition, the Company leases certain equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for trucks.

Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Contingent rents associated with capitalized leases were $2,716,000 in 1993, $2,428,000 in 1992 and $2,570,000 in 1991.
Following is an analysis of the Company's capitalized leases (in thousands):

                                         February 3,  January 28,  January 30,
                                            1994         1993         1992
_____________________________________________________________________________
Real estate                               $154,157     $145,548     $138,116
Equipment                                    1,641        1,768        1,657
                                          ___________________________________
                                          $155,798     $147,316     $139,773
                                          ___________________________________
Accumulated amortization                  $ 73,074     $ 72,176     $ 70,058
                                          ___________________________________

Future minimum lease payments for capitalized lease obligations at February 3, 1994 are as follows (in thousands):

                                            Real Estate    Equipment   Total
______________________________________________________________________________
1994                                        $  18,232       $  374  $  18,606
1995                                           18,321          367     18,688
1996                                           18,094          316     18,410
1997                                           18,196          175     18,371
1998                                           17,703           12     17,715
Remainder                                     137,817                 137,817
                                            __________________________________
Total minimum obligations                     228,363        1,244    229,607
Less interest                                (112,253)        (241)  (112,494)
                                            __________________________________
Present value of net minimum obligations      116,110        1,003    117,113
Less current portion                           (5,929)        (265)    (6,194)
                                            __________________________________
Long-term obligations at February 3, 1994   $ 110,181       $  738  $ 110,919
                                            __________________________________

Minimum obligations have not been reduced by minimum capitalized sublease rentals of $5,327,000 receivable in the future under noncancelable capitalized subleases.

Rent expense under operating leases was as follows (in thousands):

                                                  1993        1992        1991
_______________________________________________________________________________

Minimum rent                                   $ 66,506    $ 66,130    $ 56,664
Contingent rent                                   4,641       5,003       4,335
                                               ________________________________
                                                 71,147      71,133      60,999
Less sublease rent                              (17,232)    (16,511)    (14,372)
                                               ________________________________
                                               $ 53,915    $ 54,622    $ 46,627
                                               ________________________________

Future minimum lease payments for all noncancelable operating leases and related subleases having a remaining term in excess of one year at February 3, 1994 are as follows (in thousands):

                                                       Real Estate    Subleases
_______________________________________________________________________________
1994                                                    $ 58,634     $ (14,696)
1995                                                      60,228       (14,880)
1996                                                      60,407       (14,354)
1997                                                      61,216       (13,812)
1998                                                      63,603       (13,264)
Remainder                                                607,139       (29,712)
                                                        _______________________
Total minimum obligations (receivables)                 $911,227     $(100,718)
                                                        _______________________

The present value of minimum rent payments under operating leases using an assumed interest rate of 9.5% was approximately $429 million at February 3, 1994.


Financial Instruments

Financial instruments with off-balance-sheet risk to the Company include lease guarantees whereby the Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures and outstanding letters of credit primarily associated with the Company's self-insurance programs. Minimum rentals guaranteed under assigned leases are $5.1 million in 1994 and aggregate $65.6 million for the remaining lease terms, which expire at various dates through 2012. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements. As of February 3, 1994, the Company had letters of credit outstanding of $48.7 million.

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and trade receivables. The Company limits the amount of credit exposure to any one financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to trade receivables are limited due to the dispersion of the Company's customer base across different industries and geographies.

The estimated fair value of cash and cash equivalents, short-term debt and commercial paper borrowings approximates their carrying amount. The estimated fair value of all long-term debt borrowings as of February 3, 1994 was approximately $645.3 million as compared to its carrying amount of $630.8 million. These fair values were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements, when quoted market values were not available. The Company has not determined the fair value of lease guarantees due to the inherent difficulty in evaluating the credit worthiness of each tenant.


Legal Proceedings

On March 30, 1992, Super Food Services, Inc. filed a complaint against the Company in Florida state court (Circuit Court of the Ninth Judicial Circuit, Orange County, Florida) originally seeking specific performance of an alleged agreement for the purchase of Super Food's existing Orlando distribution facilities. Super Food also sought an injunction to force the Company to maintain its business relationship with Super Food pending resolution of the litigation. The trial court denied such injunctive relief, and the court's ruling has been upheld on appeal. Super Food filed an amended complaint in January of 1993 and is seeking damages of approximately $97 million for the breach of an alleged oral requirements contract between Super Food and the Company or, in the alternative, approximately $27 million in damages for the Company's breach of an alleged agreement to purchase Super Food's Florida facilities. On March 29, 1994, a final judgment was granted by the trial court in favor of Albertson's on the $97 million claim, which final judgment has essentially the same legal effect as the granting of summary judgment in favor of Albertson's as to that claim. In addition, after a hearing on March 31, 1994, the trial court indicated that Albertson's motion for summary judgment on the $27 million claim will be granted, and an order to that effect will be entered shortly. It is anticipated that Super Food intends to appeal the foregoing judgments. The Company continues to believes it has substantial and meritorious defenses to the claims and will vigorously defend against any appeals that may be taken. The outcome of any appeals cannot be determined at this time.

The Company is also involved in other routine litigation incidental to operations. In the opinion of management, the ultimate resolution of the above described lawsuit and other pending legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

Responsibility for Financial Reporting


The management of Albertson's, Inc. is responsible for the preparation and integrity of the consolidated financial statements of the Company. The accompanying consolidated financial statements have been prepared by the management of the Company, in accordance with generally accepted accounting principles, using management's best estimates and judgment where necessary. Financial information appearing throughout this Annual Report is consistent with that in the consolidated financial statements.

To help fulfill its responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in the Company's records. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed benefits expected to be derived from the system. The Company believes that its long-standing emphasis on the highest standards of conduct and ethics, set forth in comprehensive written policies, serves to reinforce its system of internal controls.

Deloitte & Touche, independent auditors, audited the consolidated financial statements in accordance with generally accepted auditing standards to independently assess the fair presentation of the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors, comprised entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Committee meets with internal and external auditors at least three times per year to review audit plans and audit results. This provides internal and external auditors direct access to the Board of Directors.

Management recognizes its responsibility to conduct Albertson's business in accordance with high ethical standards. This responsibility is reflected in key policy statements that, among other things, address potentially conflicting outside business interests of Company employees and specify proper conduct of business activities. Ongoing communications and review programs are designed to help ensure compliance with these policies.




    Gary G. Michael                       A. Craig Olson
    Chairman of the Board and             Senior Vice President, Finance and
    Chief Executive Officer               Chief Financial Office

Independent Auditors' Report


The Board of Directors and Stockholders of Albertson's, Inc.:

We have audited the accompanying consolidated balance sheets of Albertson's, Inc. and subsidiaries as of February 3, 1994, January 28, 1993 and January 30, 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc. and subsidiaries at February 3, 1994, January 28, 1993 and January 30, 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in the Notes to the Consolidated Financial Statements, in fiscal year 1992 the Company changed its method of accounting for postretirement benefits other than pensions and for income taxes to conform with Statements of Financial Accounting Standards No. 106 and 109.




Deloitte & Touche
Boise, Idaho
March 31, 1994

Five Year Summary of Selected Financial Data
(Dollars in thousands except per share data)

                            53 Weeks       52 Weeks      52 Weeks     52 Weeks     52 Weeks
                           February 3,    January 28,   January 30,  January 31,  February 1,
                              1994           1993          1992         1991         1990
____________________________________________________________________________________________
Operating Results:
   Sales                   $11,283,678    $10,173,676   $8,680,467   $8,218,562   $7,422,663
   Gross profit              2,791,154      2,452,852    2,081,517    1,924,681    1,700,627
   Interest expense:
     Debt                       27,945         22,245        5,863        9,351        5,257
     Capitalized lease
       obligations              12,233         11,560       12,278       11,786       13,162
   Earnings before income
      taxes and cumulative
      effects of accounting
      changes                  552,215        443,721      406,394      366,009      309,776
   Income taxes                212,534        167,646      148,600      132,235      113,225
   Earnings before cumulative
     effects of accounting
     changes                   339,681        276,075      257,794      233,774      196,551
   Cumulative effects of
     accounting changes                        (6,858)
   Net earnings                339,681        269,217      257,794      233,774      196,551
   Net earnings as a percent
     to sales                     3.01%          2.65%        2.97%        2.84%        2.65%
                            ________________________________________________________________
Common Stock Data:
   Earnings per share before
     cumulative effects of
     accounting changes          $1.34          $1.04        $ .97        $ .87        $ .73
   Cumulative effects of
     accounting changes                          (.02)
   Earnings per share             1.34           1.02          .97          .87          .73
   Cash dividends per share        .36            .32          .28          .24          .20
   Book value per share           5.48           5.25         4.54         4.06         3.47
                            ________________________________________________________________
Financial Position:
   Total assets             $3,294,895     $2,945,573   $2,216,247   $2,013,510   $1,862,689
   Working capital             132,169        200,483       99,039       91,824      113,122
   Long-term debt              554,092        404,476       52,510       56,056      111,503
   Capitalized lease
      obligations              110,919        103,764       99,159      103,039      106,949
   Stockholders' equity      1,389,379      1,388,428    1,199,452    1,087,882      929,492
                            ________________________________________________________________
Other Year End Statistics:
   Number of stores                676            656          562          531          523
   Number of employees:
     Total                      75,000         71,000       60,000       58,000       55,000
     Full-time equivalents      58,000         54,000       45,000       44,000       42,000
                            ________________________________________________________________

Refer to the "Nonrecurring Charge" and "Indebtedness" notes in Notes to Consolidated Financial Statements regarding the 1993 charge to cover the settlement of the Babbitt v. Albertson's lawsuit and the reduction of interest expense due to the successful resolution of a tax issue for which interest expense had previously been accrued.

Refer to the "Acquisition" note in Notes to Consolidated Financial Statements regarding the 1992 acquisition from American Stores Company.

Refer to the "Income Taxes" and "Employee Benefit Plans" notes in Notes to Consolidated Financial Statements regarding the 1992 adoption of two new accounting standards.

Common stock data has been adjusted for the two-for-one stock splits distributed October 4, 1993 and June 29, 1990.

Quarterly Financial Data
(Dollars in thousands except per share data - Unaudited)

                                    First      Second      Third        Fourth       Year
____________________________________________________________________________________________
1993
Sales                            $2,719,633  $2,768,242  $2,733,773  $3,062,030  $11,283,678
Gross profit                        661,487     672,577     668,057     789,033    2,791,154
Net earnings                         74,137      75,870      62,712     126,962      339,681
Earnings per share                      .29         .30         .25         .50         1.34
                                 ___________________________________________________________
1992
Sales                            $2,296,848  $2,604,203  $2,585,137  $2,687,488  $10,173,676
Gross profit                        534,459     621,392     622,469     674,532    2,452,852
Net earnings                         26,053      65,962      71,495     105,707      269,217
Earnings per share                      .10         .25         .27         .40         1.02
                                 ___________________________________________________________
1991
Sales                            $2,160,211  $2,191,815  $2,129,775  $2,198,666   $8,680,467
Gross profit                        500,381     518,579     509,501     553,056    2,081,517
Net earnings                         58,690      58,652      59,519      80,933      257,794
Earnings per share                      .22         .22         .22         .31          .97
                                 ___________________________________________________________


The Company estimates the quarterly LIFO reserves which cannot be accurately determined until year end. The LIFO method of valuing inventories increased
(decreased) net earnings as follows (in thousands except per share data):

                                      First      Second       Third      Fourth       Year
____________________________________________________________________________________________
1993
Net earnings                        $(6,978)    $(6,479)                 $9,495      $(3,962)
Earnings per share                     (.03)       (.03)                    .04         (.02)
                                    ________________________________________________________
1992
Net earnings                        $(6,788)    $(5,091)    $(1,508)     $5,423      $(7,964)
Earnings per share                     (.02)       (.02)       (.01)        .02         (.03)
                                    ________________________________________________________
1991
Net earnings                        $(6,604)    $(5,715)    $  (381)     $5,346      $(7,354)
Earnings per share                     (.03)       (.02)                    .02         (.03)
                                    ________________________________________________________

The fourth quarter of 1993 was a 14-week quarter.

Net earnings and earnings per share for the third quarter of 1993 were reduced by a net of approximately $12.4 million or $.05 per share for a nonrecurring charge to cover the settlement of the Babbitt v. Albertson's lawsuit and reduced interest expense for the successful resolution of a tax issue for which interest expense had previously been accrued. Refer to the "Nonrecurring Charge" and "Indebtedness" notes in Notes to Consolidated Financial Statements.

Net earnings and earnings per share for the first quarter of 1992 were reduced by approximately $37.9 million or $.14 per share for one-time costs primarily associated with the Jewel Osco Acquisition and accounting changes. Refer to the "Income Taxes" and "Employee Benefit Plans" notes in Notes to Consolidated Financial Statements for effects of adopting two new accounting standards.

Earnings per share have been adjusted to reflect the two-for-one stock split distributed October 4, 1993.

Stockholders' Information

General Information

Address
ALBERTSON'S, INC.
General Offices
250 Parkcenter Boulevard
P.O. Box 20
Boise, Idaho 83726
Telephone:  208-385-6200

Auditors
Deloitte & Touche
Boise, Idaho

Stock Transfer Agent and
Registrar
Chemical Trust Company of
California (Chemical Trust)
Securityholder Relations
Department
50 California Street, 10th
Floor
San Francisco, California
94111

Co-Transfer Agent and
Registrar
West One Bank, Idaho
Boise, Idaho

Stockholders of Record
There were 16,000 stockholders
of record at March 31, 1994.

Annual Meeting
The 1994 Annual Meeting of the
Stockholders will be held at
10:00 a.m., Mountain Time on
Friday, May 27, 1994 in the
Eyries Room, Boise Centre on
the Grove, 850 Front Street,
Boise, Idaho.

Information Contact
Chemical Trust may be reached
toll free at 800-356-2017
between the hours of 8:30 a.m.
and 8:30 p.m., Eastern Time.
Personnel will perform the
following functions over the
telephone when a stockholder
identifies his or her account
by providing a taxpayer
identification number, the
registration name on the
securities and the address of
record:

1.  Information regarding
stock transfer requirements.
2.  Replacement of dividend
checks.
3.  Duplicate 1099 forms and
W-9 tax certification forms
4.  Transcripts of stockholder
accounts.

Requests for information on
topics not covered above
should be sent in writing to
Chemical Trust at the address
shown.  Stockholders are
remided to include a reference
to Albertson's, Inc. in the
correspondence and that
changes of address must be
submitted in writing.

Form 10-K Available
A copy of Form 10-K Annual
Report filed with the
Securities and Exchange
Commission for Albertson's,
Inc. fiscal year ended
February 3, 1994 is available
to stockholders upon request
to the Secretary of
Albertson's, Inc.





Company Stock Information
The Company's stock is traded on the New York and Pacific Stock Exchanges under the symbol ABS. An analysis of high and low stock prices by quarter is as follows:

           First            Second           Third            Fourth            Year
_____________________________________________________________________________________________________
        High    Low     High     Low     High     Low      High    Low      High    Low
_____________________________________________________________________________________________________
1993   29      23-3/8   29-3/4  25-1/4   29-1/4  24-1/8   28      23-3/8   29-3/4  23-3/8
1992   22-1/2  19-5/8   21-3/4  18-1/2   23-3/4  19-5/8   26-3/4  22-1/8   26-3/4  18-1/2
1991   25-3/4  18-3/8   24-1/4  18-3/4   22-1/4  17-7/8   19-7/8  16-3/8   25-3/4  16-3/8


Cash dividends per share were:

           First            Second            Third           Fourth            Year
_____________________________________________________________________________________________________
1993       $.09              $.09             $.09             $.09             $.36
1992        .08               .08              .08              .08              .32
1991        .07               .07              .07              .07              .28

* Stock prices and dividend information have been adjusted to reflect the two-for-one stock split distributed October 4, 1993.

* In March 1994, the Board of Directors increased dividends to an annual rate of $.44 per share, an increase of 22.2% over 1993. The new quarterly rate of $.11 per share will be paid on May 25, 1994 to stockholders of record on May 6, 1994.

25