Form 10-K, Exhibit 13
period 1995-02-02
ALBERTSONS INC /DE/
filed 1995-04-07
CIK 3333

                                                        EXHIBIT 13
Albertson's, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

         The Company has reported increased sales and earnings for 25 consecutive years. Sales for 1994 were $11.9 billion compared to $11.3 billion in 1993 (a 53-week year) and $10.2 billion in 1992. Sales for 1994 increased 7.4% when compared on a 52-week basis to 1993. Increases in sales are attributable to a number of factors, including identical store sales increases, the continued expansion of net square footage, inflation and the purchase of 74 Jewel Osco stores on April 13, 1992. Identical store sales, stores that have been in operation for two full fiscal years, increased 2.3% (on a comparable 52-week basis) in 1994, 2.8% (on a comparable 53-week basis) in 1993 and 1.8% in 1992. Identical store sales continued to increase through higher average ticket sales per customer and increased customer counts. Management estimates that inflation accounted for approximately 0.7% of the 1994 identical store sales increase, compared to 0.6% in 1993 and 1.7% in 1992. During 1994, the Company opened 55 stores (5 of which were acquired), remodeled 46 stores and closed 11 stores for a net square footage increase of 2.4 million square feet. Net square footage increased 7.7% in 1994, 4.1% in 1993 and 23.0% in 1992.

         The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:

                                                 Percent to Sales                  Percentage Change
                                        --------------------------------    --------------------------------
                                                                              1994       1993       1992
                                         1994         1993         1992     vs. 1993   vs. 1992    vs. 1991
- ------------------------------------------------------------------------------------------------------------
Sales                                   100.00%      100.00%      100.00%      5.4%      10.9%       17.2%
Gross profit                             25.32        24.74        24.11       7.9       13.8        17.8
Selling, general and
  administrative
  expenses                               19.14        19.16        19.41       5.3        9.4        18.5
Operating profit                          6.17         5.58         4.70      16.6       31.8        15.4
Net interest expense                      0.52         0.45         0.42      21.9       18.2        86.6
Nonrecurring charge                                    0.26
Earnings before income taxes
  and cumulative effects
  of accounting changes                   5.71         4.89         4.36      22.9       24.5         9.2
Net earnings                              3.37         3.01         2.65      17.9       26.2         4.4

         Gross profit, as a percent to sales, increased due primarily to the expansion and increased utilization of Company-owned distribution facilities. During 1994, the Company's distribution system provided 77% of all products purchased by retail stores, compared to 70% in 1993 and 66% in 1992. Utilization of the Company's distribution system has enabled the Company to improve its control over product costs and product distribution. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by 0.08% in 1994, 0.06% in 1993 and 0.12% in 1992.

         The 1992 increase in selling, general and administrative (SG&A) expenses was due primarily to one-time costs associated with the Jewel Osco Acquisition. The Company continues to emphasize cost containment programs as well as increased productivity in an effort to continue to reduce SG&A expenses as a percent to sales.

         Net interest expense for 1993 included a reduction of $9.7 million due to the successful resolution of a tax issue for which interest expense had previously been accrued. Excluding this adjustment, net interest expense for 1993, as a percent to sales, would have increased to 0.54% due to borrowings associated with the Company's purchase of its common stock from the estate of
J. A. Albertson on March 10, 1993. The 1992 increase in net interest expense resulted from new borrowings associated with the Jewel Osco Acquisition.


                                   SEVENTEEN

Albertson's, Inc.

         Net earnings for 1994 were reduced by $17.0 million (0.14% to sales) for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which was recognized in the first quarter. Net earnings for 1993 included a nonrecurring charge to cover the settlement of a lawsuit and a decrease in interest expense due primarily to the successful resolution of a tax issue, both of which were recognized in the third quarter of 1993. Net earnings for 1992 were reduced by certain one-time costs primarily associated with the Jewel Osco Acquisition and two accounting changes, all of which were recognized in the first quarter of 1992. The following table shows comparisons for 1994, 1993 and 1992 of certain income statement components and the percent to sales, excluding these adjustments (dollars in millions):

                                                 1994                 1993                  1992
                                          -----------------    -----------------    ------------------
                                          DOLLARS   PERCENT    Dollars   Percent    Dollars    Percent
    --------------------------------------------------------------------------------------------------
    Gross profit                          $3,011.4   25.32%    $2,791.2    24.74%   $2,460.6    24.33%
    Selling, general and
       administrative expenses             2,277.1   19.14      2,161.6    19.16     1,941.1    19.19
    Operating profit                         734.2    6.17        629.6     5.58       519.5     5.14
    Net earnings                             417.4    3.51        352.1     3.12       307.1     3.04

Liquidity and Capital Resources

         The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash provided by operating activities during 1994 was $608 million compared to $585 million in 1993 and $498 million in 1992. These amounts have enabled the Company to fund its capital expansion program (aside from the 1992 Jewel Osco Acquisition) and pay dividends. During 1994, the Company spent $473 million on capital expenditures, $83 million to reduce long-term debt and $107 million for the payment of dividends (which represents 26.6% of 1994 net earnings). The Company also utilizes its commercial paper program to supplement cash requirements from seasonal fluctuations in working capital resulting from operations and the Company's capital expenditure program. Accordingly, commercial paper borrowings will fluctuate between the Company's quarterly reporting periods. The Company had $109.7 million of commercial paper borrowings outstanding at February 2, 1995, compared to $79.9 million at February 3, 1994, and $110.0 million at January 28, 1993. As of February 2, 1995, the Company had available lines of credit of $435 million, of which $400 million was reserved as alternative funding for the Company's commercial paper program.

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

         Since 1987, the Board of Directors has continuously adopted or renewed plans under which the Company is authorized, but not required, to purchase shares of its common stock on the open market. The current plan was adopted by the Board on March 6, 1995, and authorizes the Company to purchase up to five million shares through March 31, 1996. No shares were purchased under these plans in 1994, 1993 or 1992.


                                    EIGHTEEN

Albertson's, Inc.

         The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

                                                                  FEBRUARY 2,   February 3,  January 28,
                                                                     1995          1994         1993
    ----------------------------------------------------------------------------------------------------
    Long-term debt (including capitalized lease obligations)
      to equity                                                      30.4%         47.9%        36.6%
    Long-term debt (including capitalized lease obligations)
      to total assets                                                14.1%         20.2%        17.3%


         During 1994, the Company opened 53 combination food-drug stores, 1 warehouse store and 1 conventional store. The average size of these stores, 49,800 square feet, increased the Company's average store size to 46,900 square feet. At February 2, 1995, 92% of the Company's square footage consisted of stores over 35,000 square feet. Square footage has also increased because of the Company's remodel program. In 1994, 13 of the 46 remodeled stores were expanded in size. The Company continues to retain ownership of real estate when possible.

         During the past three years, the Company has invested $220 million (excluding inventory) in its distribution operations and has added 2.5 million square feet of new or expanded facilities. A new 687,000 square foot full-line distribution center in Tolleson, Arizona, located in the Phoenix metropolitan area, became fully operational in August 1993. The Company also purchased an existing 818,000 square foot warehouse in Plant City, Florida in February 1993. This center was remodeled and expanded to approximately 954,000 square feet to add frozen and perishable storage areas. It began limited operations in December 1993 and became fully operational in March 1994. The Company services all of its retail stores from Company-owned distribution centers.

         Capital expenditures for 1995 (excluding amounts anticipated to be financed by operating leases of approximately $30 million) are expected to be approximately $560 million. New stores and remodels will continue to be the most significant portion of planned capital expenditures. The Company is committed to keeping its stores up to date. In the last three years, the Company has opened and remodeled 337 stores representing 16.3 million square feet. In 1995, the Company plans to begin construction on a full-line distribution center in South Texas. The following is a summary of capital expenditures excluding operating leases but including the Jewel Osco Acquisition in 1992, capital leases and assets acquired with related debt (in thousands):

                                                        1995
                                                     (PROJECTED)     1994         1993         1992
    -------------------------------------------------------------------------------------------------
    New and acquired stores                            $320,000    $320,479     $246,052     $466,246
    Remodels                                            110,000      86,381       82,409       74,914
    Retail replacement equipment and
      technological upgrades                             45,000      36,464       20,804       10,793
    Distribution facilities and equipment                70,000      38,490      100,936       81,024
    Other                                                15,000      17,119        5,963        9,880
                                                       ----------------------------------------------
                                                       $560,000    $498,933     $456,164     $642,857
                                                       ==============================================

         The estimated fair market value of new and acquired stores opened in 1994 and financed by operating leases was approximately $18 million.



                                    NINETEEN

Albertson's, Inc.


CONSOLIDATED EARNINGS

                                                             52 WEEKS          53 Weeks         52 Weeks
                                                            FEBRUARY 2,       February 3,      January 28,
(In thousands except per share data)                           1995              1994             1993
- -----------------------------------------------------------------------------------------------------------
SALES                                                      $11,894,621       $11,283,678       $10,173,676
Cost of sales                                                8,883,265         8,492,524         7,720,824
                                                           -----------------------------------------------
Gross profit                                                 3,011,356         2,791,154         2,452,852
Selling, general and administrative expenses                 2,277,119         2,161,561         1,975,079
                                                           -----------------------------------------------
Operating profit                                               734,237           629,593           477,773
Other (expenses) income:
  Interest, net                                                (62,141)          (50,984)          (43,124)
  Other, net                                                     6,556             3,506             9,072
  Nonrecurring charge                                                            (29,900)
                                                           -----------------------------------------------
Earnings before income taxes and cumulative effects
  of accounting changes                                        678,652           552,215           443,721
Income taxes                                                   261,281           212,534           167,646
                                                           -----------------------------------------------
Earnings before cumulative effects of accounting changes       417,371           339,681           276,075
Cumulative effects of accounting changes:
  Postemployment benefits                                      (17,006)
  Postretirement health care benefits                                                               (4,093)
  Accounting for income taxes                                                                       (2,765)
                                                           -----------------------------------------------
NET EARNINGS                                               $   400,365       $   339,681       $   269,217
                                                           ===============================================
Earnings per share before cumulative effects
  of accounting changes                                    $      1.65        $     1.34        $     1.04
Cumulative effects of accounting changes:
  Postemployment benefits                                         (.07)
  Postretirement health care benefits                                                                 (.01)
  Accounting for income taxes                                                                         (.01)
                                                           -----------------------------------------------
EARNINGS PER SHARE                                         $      1.58       $      1.34       $      1.02
                                                           ===============================================
  Average number of common shares outstanding                  253,633           254,227           264,418



See Notes to Consolidated Financial Statements.



                                     TWENTY

Albertson's, Inc.

CONSOLIDATED CASH FLOWS

                                                           52 WEEKS       53 Weeks      52 Weeks
                                                          FEBRUARY 2,    February 3,   January 28,
(In thousands)                                               1995           1994          1993
- -------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                              $ 400,365     $ 339,681      $ 269,217
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                             226,467       196,427        171,724
  Net deferred income taxes                                 (18,956)      (12,016)         8,462
  Cumulative effects of accounting changes                   17,006                        6,858
  Changes in operating assets and liabilities,
    net of acquisition:
    Receivables and prepaid expenses                           (499)      (24,194)       (36,114)
    Inventories                                             (76,842)      (41,633)       (72,955)
    Accounts payable                                        (24,825)       84,601        104,614
    Other current liabilities                                   (86)       23,836         38,570
    Self-insurance                                           31,125        10,192          4,788
    Unearned income                                          51,318          (609)        (7,859)
    Other long-term liabilities                               3,059         8,230         10,671
                                                          --------------------------------------
      Net cash provided by operating activities             608,132       584,515        497,976

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of business, net of cash acquired                                         (428,860)
  Capital expenditures                                     (473,247)     (435,526)      (331,160)
  Proceeds from disposals of land,
     buildings and equipment                                 44,752        20,874         18,053
  Increase in other assets                                  (31,971)       (3,719)       (14,808)
                                                          --------------------------------------
      Net cash used in investing activities                (460,466)     (418,371)      (756,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net line of credit activity                               (10,000)        5,000        (25,000)
  Proceeds from long-term borrowings                                      252,075        443,000
  Payments on long-term borrowings                          (83,013)      (32,158)       (43,497)
  Net commercial paper activity                              29,828       (30,090)       (33,000)
  Proceeds from stock options exercised                       9,782         4,484          4,390
  Purchase of treasury shares                                            (517,526)
  Net proceeds from issuance of treasury shares                           264,527
  Cash dividends paid                                      (106,502)      (89,534)       (81,957)
                                                          --------------------------------------
      Net cash (used in) provided by
         financing activities                              (159,905)     (143,222)       263,936
                                                          --------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS        (12,239)       22,922          5,137
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               62,463        39,541         34,404
                                                          --------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $  50,224     $  62,463      $  39,541
                                                          ======================================

See Notes to Consolidated Financial Statements.


                                  TWENTY-ONE

Albertson's, Inc.

CONSOLIDATED BALANCE SHEETS

                                                         FEBRUARY 2,   February 3,  January 28,
(Dollars in thousands)                                      1995          1994         1993
- -----------------------------------------------------------------------------------------------
Assets

CURRENT ASSETS:
  Cash and cash equivalents                             $   50,224    $   62,463   $   39,541
  Accounts and notes receivable                            109,324       114,493       90,945
  Inventories                                              948,561       871,719      830,086
  Prepaid expenses                                          19,257        13,589       12,943
  Deferred income taxes                                     62,223        59,967       39,948
                                                        -------------------------------------
    TOTAL CURRENT ASSETS                                 1,189,589     1,122,231    1,013,463

OTHER ASSETS                                               122,781        90,810       87,091

LAND, BUILDINGS AND EQUIPMENT:
  Land                                                     527,125       467,392      415,911
  Buildings                                              1,242,813     1,097,681      930,883
  Fixtures and equipment                                 1,258,749     1,130,735    1,001,627
  Leasehold improvements                                   287,544       257,566      231,533
  Capitalized leases                                       180,026       155,798      147,316
                                                        -------------------------------------
                                                         3,496,257     3,109,172    2,727,270
  Less accumulated depreciation and amortization         1,186,898     1,027,318      882,251
                                                        -------------------------------------
                                                         2,309,359     2,081,854    1,845,019
                                                        -------------------------------------
                                                        $3,621,729    $3,294,895   $2,945,573
                                                        =====================================


See Notes to Consolidated Financial Statements.



                                   TWENTY-TWO

Albertson's, Inc.



                                                          FEBRUARY 2,    February 3,   January 28,
(Dollars in thousands)                                       1995           1994          1993
- --------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity

CURRENT LIABILITIES:
  Accounts payable                                         $  575,551    $  600,376     $  515,775
  Notes payable                                                              10,000          5,000
  Salaries and related liabilities                            114,906       101,443         95,820
  Taxes other than income taxes                                38,212        38,095         41,522
  Income taxes                                                 37,913        48,622         29,592
  Self-insurance                                               63,905        58,436         51,870
  Unearned income                                              22,092        19,927         15,567
  Other                                                        34,810        30,277         26,033
  Current maturities of long-term debt                        201,146        76,692         25,757
  Current capitalized lease obligations                         6,904         6,194          6,044
                                                           ---------------------------------------
      TOTAL CURRENT LIABILITIES                             1,095,439       990,062        812,980

LONG-TERM DEBT                                                382,775       554,092        404,476

CAPITALIZED LEASE OBLIGATIONS                                 129,573       110,919        103,764

OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:
  Deferred compensation                                        36,396        31,684         28,016
  Deferred income taxes                                         2,017        28,766         20,763
  Deferred rents payable                                       69,381        72,251         69,864
  Self-insurance                                              109,513        83,857         80,231
  Unearned income                                              59,978        10,825         15,794
  Other                                                        48,764        23,060         21,257
                                                           ---------------------------------------
                                                              326,049       250,443        235,925
STOCKHOLDERS' EQUITY:

  Preferred stock - $1.00 par value;
     authorized - 10,000,000 shares;
     issued - none
  Common stock - $1.00 par value;
     authorized - 600,000,000 shares;
     issued - 253,984,381 shares,
     253,406,983 shares and 132,329,428 shares,
     respectively                                             253,984       253,407        132,330
  Capital in excess of par value                               11,322         2,117          4,909
  Retained earnings                                         1,422,587     1,133,855      1,251,189
                                                           ---------------------------------------
                                                            1,687,893     1,389,379      1,388,428
                                                           ---------------------------------------
                                                           $3,621,729    $3,294,895     $2,945,573
                                                           =======================================

See Notes to Consolidated Financial Statements.




                                  TWENTY-THREE

Albertson's, Inc.

CONSOLIDATED STOCKHOLDERS' EQUITY

                                             Common      Capital in
                                           Stock $1.00    Excess of       Retained     Treasury
(In thousands except per share data)        Par Value     Par Value       Earnings       Stock       Total
- --------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1992                  $132,131      $   718        $1,066,603                $1,199,452

Exercise of stock options                         199        1,475                                       1,674
Tax benefits related to stock options                        2,716                                       2,716
Cash dividends, $.32 per share                                               (84,631)                  (84,631)
Net earnings                                                                 269,217                   269,217
                                             -----------------------------------------------------------------
BALANCE AT JANUARY 28, 1993                   132,330        4,909         1,251,189                 1,388,428

Exercise of stock options                         245        1,700                                       1,945
Tax benefits related to stock options                        2,538                                       2,538
Purchase treasury shares                                                               $(517,526)     (517,526)
Issue treasury shares                                       19,615                       244,912       264,527
Retire treasury shares                         (5,788)     (25,010)         (241,816)    272,614
Two-for-one stock split                       126,620       (1,635)         (124,985)
Other                                                                            953                       953
Cash dividends, $.36 per share                                               (91,167)                  (91,167)
Net earnings                                                                 339,681                   339,681
                                             -----------------------------------------------------------------
BALANCE AT FEBRUARY 3, 1994                   253,407        2,117         1,133,855                 1,389,379

Exercise of stock options                         577        5,120                                       5,697
Tax benefits related to stock options                        4,085                                       4,085
Cash dividends, $.44 per share                                             (111,633)                  (111,633)
Net earnings                                                                400,365                    400,365
                                             -----------------------------------------------------------------
BALANCE AT FEBRUARY 2, 1995                  $253,984     $ 11,322        $1,422,587                $1,687,893
                                             =================================================================


See Notes to Consolidated Financial Statements.




                                  TWENTY-FOUR

Albertson's, Inc.

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

CAPITALIZATION, DEPRECIATION AND AMORTIZATION Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements -- 10 to 35 years; fixtures and equipment
- -- 3 to 8 years; leasehold improvements -- 10 to 15 years; and capitalized leases -- 25 to 30 years.

         The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the applicable lease or the useful life of the asset. Capital leases are recorded at the lower of fair market value of the asset or the present value of future minimum lease payments. These leases are amortized on the straight-line method over their primary term.

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

         Upon disposal of fixed assets, the appropriate property accounts are reduced by the related costs and accumulated depreciation and amortization. The resulting gains and losses are reflected in consolidated earnings.

STORE OPENING AND CLOSING COSTS Noncapital expenditures incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred. When a store is closed the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease recovery, is also expensed.

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



                                  TWENTY-FIVE

Albertson's, Inc.


EARNINGS PER SHARE     Earnings per share are computed by dividing consolidated
net earnings by the weighted average number of common shares outstanding. Equivalent shares in the form of stock options are excluded from the calculation since they are not materially dilutive.

STOCK SPLIT     On August 30, 1993, the Board of Directors approved a two-for-
one stock split, effected in the form of a 100% stock dividend payable to stockholders of record at the close of business on September 17, 1993, and distributed on October 4, 1993. All references in the financial statements to the number of shares (except outstanding shares at year end), related prices and per share amounts have been restated to reflect the split.

Nonrecurring Charge

         During the third quarter of 1993, a $29.9 million nonrecurring charge was recorded to cover a $29.5 million settlement of a lawsuit. The nonrecurring charge covers the full cost of the settlement including compliance with the consent decree and plaintiffs' attorney fees, as well as all expenses associated with its implementation.

Supplemental Cash Flow Information

         Selected cash payments and noncash activities were as follows (in thousands):

                                                                            1994         1993       1992
- ----------------------------------------------------------------------------------------------------------
Cash payments for income taxes                                            $285,884     $202,472   $143,045
Cash payments for interest,
   net of amounts capitalized                                               51,103       36,311     27,819
Noncash investing and financing activities:
   Liabilities assumed in connection with business acquisition                                      12,385
   Liabilities assumed in connection with asset acquisitions                   112        5,590
   Capitalized lease obligations incurred                                   28,232       15,048     12,647
   Capitalized lease obligations terminated                                  2,658        1,656

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



                                   TWENTY-SIX

Albertson's, Inc.

Accounts and Notes Receivable

         Accounts and notes receivable consist of the following (in thousands):

                                                               FEBRUARY 2,    February 3,   January 28,
                                                                  1995           1994          1993
    ---------------------------------------------------------------------------------------------------
    Trade accounts receivable                                   $108,080       $ 113,335     $ 86,239
    Trade notes receivable                                         2,606           2,191        5,813
    Allowance for doubtful accounts                               (1,362)         (1,033)      (1,107)
                                                                -------------------------------------
                                                                $109,324       $ 114,493     $ 90,945
                                                                =====================================

Inventories

         Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $200,738,000, $191,592,000 and $185,150,000 higher at the end of 1994, 1993 and 1992, respectively. Net earnings would have been higher by $5,625,000 ($.02 per share) in 1994, $3,962,000 ($.02 per share) in 1993 and $7,964,000 ($.03 per share) in 1992.
The replacement cost of inventories valued at LIFO approximates FIFO cost.

Indebtedness

         Long-term debt includes the following (in thousands):

                                                               FEBRUARY 2,   February 3,    January 28,
                                                                  1995           1994          1993
    ---------------------------------------------------------------------------------------------------
    Unsecured 6.375% notes due May 1995                        $ 150,000      $150,000       $150,000
    Medium-term notes, unsecured:
      Due May 1993 (4.29% interest)                                                            25,000
      Due May 1994 (5.49% interest)                                             75,000         75,000
      Due May 1995 (6.15% interest)                               50,000        50,000         50,000
      Due March 1996 (4.86% interest)                             77,000        77,000
      Due March 1998 (5.68% interest)                             85,425        85,425
      Due March 2000 (6.14% interest)                             89,650        89,650
    Commercial paper                                             109,738        79,910        110,000
    Industrial revenue bonds                                      16,550        17,305         18,040
    Mortgage notes                                                 5,558         6,083          1,807
    Other unsecured notes payable                                                  411            386
                                                               --------------------------------------
                                                                 583,921       630,784        430,233
    Less current maturities                                     (201,146)      (76,692)       (25,757)
                                                               --------------------------------------
                                                               $ 382,775      $554,092       $404,476
                                                               ======================================


                                  TWENTY-SEVEN

Albertson's, Inc.

         In connection with the Company's 1993 purchase of its common stock from the estate of J.A. Albertson, the Company's founder, $252.1 million of medium-term notes due from 1996 to 2000 were issued under a shelf registration statement filed with the Securities and Exchange Commission in 1993. Interest on these notes is paid semiannually.

         In connection with the 1992 Jewel Osco Acquisition and subsequent issuance of the 6.375% notes and medium-term notes due from 1993 to 1995, a shelf registration statement was filed with the Securities and Exchange Commission in 1992 covering debt securities in the amount of $500 million available for issuance from time to time. As of February 2, 1995, $200 million of the debt remained available for issuance in the form of medium-term notes. Interest on the 6.375% notes and medium-term notes is paid semiannually.

         The Company has in place a $400 million commercial paper program. Interest on the outstanding commercial paper borrowings ranges from 5.8% to 6.31% with an effective weighted average rate of 5.96%. The Company has established the necessary credit facilities, through its revolving credit agreement, to refinance the commercial paper borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.

         The industrial revenue bonds are payable in varying annual installments through 2011, with interest paid semiannually at 4.2% to 9.875%.

         The Company has pledged real estate with a cost of $15,786,000 as collateral for the mortgage notes, which are payable monthly, quarterly and semiannually, including interest at 7.5% to 16.5%. The notes mature from 1995 to 2011.

         The scheduled maturities of long-term debt outstanding at February 2, 1995 are summarized as follows: $201,146,000 in 1995, $78,281,000 in 1996,
$1,032,000 in 1997, $86,560,000 in 1998, $110,913,000 in 1999 and $105,989,000
thereafter.

         In October 1994, the Company entered into a new revolving credit agreement with several banks, whereby the Company may borrow principal amounts up to $400 million at varying interest rates any time prior to October 5, 1999. The agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.

         In addition to amounts available under the revolving credit agreement, the Company had available lines of credit from banks at prevailing interest rates in the amount of $35 million at February 2, 1995. The cash balances maintained at these banks are not legally restricted.

         The weighted average interest rate on notes payable outstanding under the Company's lines of credit was 3.32% as of February 3, 1994 and 3.17% as of January 28, 1993.

         Interest expense, net, was as follows (in thousands):

                                                                   1994           1993          1992
    --------------------------------------------------------------------------------------------------
    Debt                                                          $42,780       $32,164        $26,862
    Capitalized leases                                             13,412        12,233         11,560
    Capitalized interest                                           (3,974)       (4,219)        (4,617)
                                                                  ------------------------------------
    Interest expense                                               52,218        40,178         33,805
    Net bank service charges                                        9,923        10,806          9,319
                                                                  ------------------------------------
    Interest expense, net                                         $62,141       $50,984        $43,124
                                                                  ====================================

         Interest expense, net for 1993 included a reduction of $9.7 million due to the successful resolution of a tax issue for which interest expense had previously been accrued.


                                  TWENTY-EIGHT

Albertson's, Inc.

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

         On March 2, 1987, the Board of Directors adopted a stockholder rights plan, which was amended on August 31, 1987, November 28, 1988, September 6, 1989 and September 6, 1994. Under the plan, stockholders of record on March 23, 1987 received a dividend distribution of one nonvoting right for each share of common stock. Subject to certain exceptions, one right has been or will be issued with each share of common stock issued after March 23, 1987. The rights are attached to all common stock certificates and no separate rights certificate will be distributed. Each right entitles the holder to purchase one share of the Company's common stock at a price of $60.00. The rights are exercisable for shares of common stock upon the earlier of the tenth business day following (i) the public announcement that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common stock, or (ii) the commencement of, or public announcement of an intention to make, a tender offer or exchange offer if, upon consummation, such person or group would be the beneficial owner of 20% or more of the then outstanding common stock.

         Additionally, if any person or group becomes the beneficial owner of more than 20% of the outstanding common stock, each right will entitle its holder, other than such person or group, upon payment of the $60.00 exercise price, to purchase common stock with a deemed market value of twice the exercise price. The purchase rights for common stock will not be exercisable if the 20% acquisition is made pursuant to a tender or exchange offer for all outstanding common stock which a majority of certain directors of the Company deem to be in the best interests of the Company and its stockholders. If there is a merger with an acquirer of 20% or more of the Company's common stock and the Company is not the surviving corporation, or more than 50% of the Company's assets or earning power is transferred or sold, each right will entitle its holder, other than the acquirer, to purchase, or in certain instances to receive the cash value of, the acquiring company's common stock with a deemed market value of twice the exercise price.

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

         Since 1987, the Board of Directors has continuously adopted or renewed plans under which the Company is authorized, but not required, to purchase shares of its common stock on the open market. The current plan was adopted by the Board on March 6, 1995, and authorizes the Company to purchase up to 5 million shares through March 31, 1996. The Company has purchased and retired an equivalent of 12.4 million shares of its common stock for $156.2 million under these plans.

Income Taxes

         At the beginning of 1992, the Company elected early adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This Statement requires that the liability method of accounting for income taxes be used rather than the deferred method previously used. The Company elected not to restate prior years' consolidated financial statements. The cumulative effect of this accounting change was to decrease 1992 net earnings by $2.8 million or $.01 per share.



                                  TWENTY-NINE

Albertson's, Inc.

         Deferred tax assets and liabilities consist of the following (in thousands):


                                                              FEBRUARY 2,    February 3,   January 28,
                                                                  1995           1994          1993
    --------------------------------------------------------------------------------------------------
    Deferred tax assets:
      Nondeductible accruals for:
         Self-insurance                                        $  66,884     $   54,811     $   49,446
         Lease accounting                                         20,689         21,626         20,335
         Vacations                                                18,386         17,129         14,332
         Postemployment benefits                                  10,447
         Litigation                                                9,508         11,968
         Property valuation                                        8,868          8,828          5,197
         Deferred compensation                                     6,504          5,742          5,007
         Pension costs                                             2,485          2,133          1,683
         Other                                                     6,294          5,955          5,652
      Income unearned for financial reporting purposes            31,298         11,846         11,739
      Costs capitalized for tax purposes                          11,499         10,803          5,808
                                                               ----------------------------------------
            Total deferred tax assets                            192,862        150,841        119,199
    Deferred tax liabilities:
      Accelerated depreciation for tax purposes                 (110,590)      (103,219)       (86,441)
      Pension costs expensed for tax purposes                    (18,040)       (13,312)       (10,000)
      Other                                                       (4,026)        (3,109)        (3,573)
                                                               ---------------------------------------
            Total deferred tax liabilities                      (132,656)      (119,640)      (100,014)
                                                               ---------------------------------------
    Net deferred tax assets                                    $  60,206     $   31,201     $   19,185
                                                               =======================================

No valuation allowances were considered necessary in the calculation of deferred tax assets.

Income tax expense on continuing operations consists of the following (in thousands):

                                                                  1994           1993          1992
    -------------------------------------------------------------------------------------------------
    Current:
      Federal                                                  $239,937       $191,343       $133,872
      State                                                      40,508         33,580         26,052
                                                               --------------------------------------
                                                                280,445        224,923        159,924
    Deferred:
      Federal                                                   (16,218)       (10,222)         7,193
      State                                                      (2,738)        (1,794)         1,269
                                                               --------------------------------------
                                                                (18,956)       (12,016)         8,462
    Amortization of deferred investment tax credits                (208)          (373)          (740)
                                                               --------------------------------------
                                                               $261,281       $212,534       $167,646
                                                               ======================================



                                     THIRTY

Albertson's, Inc.

                                                                  1994            1993          1992
    --------------------------------------------------------------------------------------------------
    Deferred taxes resulted from:
      Income unearned for financial reporting purposes         $(19,452)       $   (107)       $ 1,871
      Accelerated depreciation for tax purposes                   7,371          16,778          9,682
      Self-insurance                                            (12,073)         (5,365)        (2,179)
      Litigation                                                  2,460         (11,968)
      Costs capitalized for tax purposes                           (696)         (4,994)          (129)
      Property valuation                                            (40)         (3,631)          (152)
      Other                                                       3,474          (2,729)          (631)
                                                               ---------------------------------------
                                                               $(18,956)       $(12,016)       $ 8,462
                                                               =======================================


         Total tax expense for 1994 was $250,635,000 consisting of taxes on continuing operations of $261,281,000 and tax benefits of $10,646,000 for the cumulative effect of a change in accounting for postemployment benefits. Total tax expense for 1992 was $167,992,000 consisting of taxes on continuing operations of $167,646,000, tax expense of $2,765,000 for the cumulative effect of a change in accounting for income taxes and tax benefits of $2,419,000 attributed to the cumulative effect of a change in accounting for postretirement health care benefits.

         The reconciliations between the federal statutory tax rates and the Company's effective tax rates are as follows (in thousands):


                                               1994    PERCENT      1993    Percent     1992    Percent
    ---------------------------------------------------------------------------------------------------
    Taxes computed at statutory rate          $237,528    35.0     $193,275    35.0    $150,865    34.0

    State income taxes net of federal
      income tax benefit                        24,530     3.6       20,612     3.8      16,364     3.7

    Amortization of deferred
      investment tax credits                      (208)                (373)   (0.1)       (740)   (0.2)

    Other                                         (569)   (0.1)        (980)   (0.2)      1,157     0.3
                                              ---------------------------------------------------------
                                              $261,281    38.5     $212,534    38.5    $167,646    37.8
                                              =========================================================

Stock Options

         The Company issued stock under stock option plans adopted in 1986, 1982 and 1975. The 1986 plan authorized the granting of options with respect to 8,000,000 shares of the Company's common stock. The 1982 plan expired on February 29, 1992, and the 1975 plan expired on April 6, 1985. Expiration of the 1982 and 1975 plans did not affect the rights of optionees for any options outstanding. There are no options remaining to be exercised under the 1975 plan.




                                   THIRTY-ONE

Albertson's, Inc.

         The following is a summary of stock option activity and number of shares reserved for outstanding options:

                                                                         Option              Number
                                                                    Price Per Share        of Shares
    -------------------------------------------------------------------------------------------------
    Balance at January 30, 1992                                    $  .88  to  $22.63       4,232,400
    Granted                                                         24.31  to   24.31         344,000
    Exercised                                                         .88  to    6.25        (398,400)
    Forfeited                                                        2.95  to   16.88        (128,200)
                                                                   ----------------------------------
    Balance at January 28, 1993                                      1.88  to   24.31       4,049,800
    Granted                                                         25.13  to   25.13         479,000
    Exercised                                                        1.88  to    8.69        (327,947)
    Forfeited                                                        2.95  to   24.31        (145,200)
    Canceled                                                        24.31  to   24.31          (4,000)
                                                                   ----------------------------------
    Balance at February 3, 1994                                      1.88  to   25.13       4,051,653
    Granted                                                         28.63  to   28.63         141,000
    Exercised                                                        1.88  to   16.88        (593,700)
    Forfeited                                                        6.25  to   25.13        (131,000)
                                                                   ----------------------------------
    Balance at February 2, 1995                                    $ 2.92  to  $28.63       3,467,953
                                                                   ==================================

         Options on 179,453 shares were exercisable at February 2, 1995. In addition, there were 3,918,000 shares of common stock under the 1986 plan reserved for the granting of additional options.

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

         Net periodic pension cost for the Company plans was as follows (in thousands):

                                                                  1994           1993           1992
    -------------------------------------------------------------------------------------------------
    Service cost - benefits earned during the period            $ 19,523      $ 12,726       $ 10,983
    Interest cost on projected benefit obligations                15,097        12,687         10,805
    Actual return on assets                                         (145)      (27,696)       (15,596)
    Net amortization and deferral                                (19,860)       11,515          1,809
                                                                -------------------------------------
    Net periodic pension cost                                   $ 14,615      $  9,232       $  8,001
                                                                =====================================




                                   THIRTY-TWO

Albertson's, Inc.

         The following table sets forth the funded status of Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan and the amounts included in other assets in the Company's consolidated balance sheets (in thousands):


                                                               FEBRUARY 2,   February 3,   January 28,
                                                                  1995           1994         1993
    --------------------------------------------------------------------------------------------------
    Plan assets at fair value                                   $240,534       $218,284       $177,825
    Actuarial present value of:
      Vested benefits                                            138,322        155,087        101,858
      Nonvested benefits                                          13,460         15,797          7,581
                                                                --------------------------------------
      Accumulated benefit obligation                             151,782        170,884        109,439
      Effect of projected future salary increases                 27,529         38,508         32,308
                                                                --------------------------------------
      Projected benefit obligation                               179,311        209,392        141,747
                                                                --------------------------------------
    Plan assets in excess of projected benefit obligation         61,223          8,892         36,078
    Unrecognized net (gain) loss                                 (19,535)        19,713        (15,975)
    Unrecognized prior service cost                                6,274          7,123          7,972
    Unrecognized net transition assets                              (983)        (1,171)        (1,358)
                                                                --------------------------------------
    Prepaid pension cost                                        $ 46,979       $ 34,557       $ 26,717
                                                                ======================================

         Assets of the two funded Company plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $33,071,000, $28,937,000 and $26,802,000 of the Company's common stock at
February 2, 1995, February 3, 1994 and January 28, 1993, respectively), U.S. Government obligations, corporate bonds, international equity funds, real estate and money market funds.

         The following table sets forth the status of the unfunded Executive Pension Makeup Plan and the amounts included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

                                                              FEBRUARY 2,    February 3,     January 28,
                                                                  1995          1994            1993
    ----------------------------------------------------------------------------------------------------
    Actuarial present value of:
      Vested benefits                                           $ 6,734        $ 6,493           $ 5,490
      Nonvested benefits                                             23              9                 1
                                                                ----------------------------------------
      Accumulated benefit obligation                              6,757          6,502             5,491
      Effect of projected future salary increases                 1,408          1,861             2,564
                                                                ----------------------------------------
      Projected benefit obligation                                8,165          8,363             8,055
                                                                ----------------------------------------
    Actuarial present value of projected benefit
      obligations in excess of plan assets                       (8,165)        (8,363)           (8,055)
    Unrecognized net (gain) loss                                   (870)            (7)              458
    Unrecognized prior service cost                               1,041          1,136             1,231
    Unrecognized net transition liability                         1,507          1,688             1,869
    Additional minimum liability                                   (271)          (956)             (994)
                                                                ----------------------------------------
    Accrued pension cost                                        $(6,758)       $(6,502)          $(5,491)
                                                                ========================================




                                  THIRTY-THREE

Albertson's, Inc.

         Net periodic pension cost is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status is determined using assumptions as of the end of each year.

         Assumptions used at the end of each year for all Company-sponsored plans were as follows:

                                                                  1994            1993           1992
    ---------------------------------------------------------------------------------------------------
    Weighted-average discount rate                                8.5%            7.0%            8.0%
    Annual salary increases                                       4.5%            4.5%            4.5%
    Expected long-term rate of return on assets                   9.0%            9.0%            9.0%

         The Company also contributes to various plans under industrywide collective bargaining agreements which provide for pension benefits. Total contributions to these plans were $17,354,000 for 1994, $16,025,000 for 1993 and $19,295,000 for 1992.

         The Company sponsors a tax deferred savings plan which is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. Employees eligible to participate are those who are at least 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. All contributions are made by the employees and the Company incurs no material costs in connection with this plan.

         At the beginning of 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured for its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. In prior years, expenses for disability benefits were charged to earnings under the pay-as-you-go method. The total cumulative effect of this accounting change (net of $10.6 million in tax benefits) was to decrease net earnings by $17.0 million or $.07 per share. The impact of this change on current year operations was not material. As of February 2, 1995, $25.8 million of the obligation for postemployment benefits is included with other long-term liabilities and $3.0 million is included with current salaries and related liabilities in the Company's consolidated balance sheets.

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

         Net periodic postretirement benefit cost was as follows (in thousands):

                                                                 1994           1993            1992
    --------------------------------------------------------------------------------------------------
    Service cost                                               $  812          $  574           $  528
    Interest cost                                                 669             605              549
                                                               ---------------------------------------
    Net periodic postretirement benefit cost                   $1,481          $1,179           $1,077
                                                               =======================================




                                  THIRTY-FOUR

Albertson's, Inc.

         The following table sets forth the actuarial present value of the accumulated postretirement benefit obligation (APBO) and related liabilities included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

                                                              FEBRUARY 2,    February 3,     January 28,
                                                                 1995           1994            1993
    ----------------------------------------------------------------------------------------------------
    Existing retired employees                                   $1,706        $1,613           $1,355
    Active employees fully eligible                               1,871         1,800            1,526
    Other active employees                                        4,639         5,645            4,354
                                                                 -------------------------------------
    Accumulated postretirement benefit obligation                 8,216         9,058            7,235
    Unrecognized net gain (loss) and effects
      of changes in assumptions                                   1,402          (963)
                                                                 -------------------------------------
    Accrued postretirement benefit liabilities                   $9,618        $8,095           $7,235
                                                                 =====================================
    Assumed discount rate                                           8.5%          7.0%             8.0%

         Annual rates of increases in health care costs are not applicable in the calculation of the APBO because the Company's contribution is a fixed amount.

         The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $106,439,000 for 1994, $90,613,000 for 1993 and $83,754,000 for 1992.

         The Company has bonus plans for store management personnel and other key management personnel. Amounts charged to earnings under all bonus plans were $58,406,000 for 1994, $53,907,000 for 1993 and $52,301,000 for 1992.

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

         Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Contingent rents associated with capitalized leases were $2,141,000 in 1994, $2,716,000 in 1993 and $2,428,000 in 1992.
Following is an analysis of the Company's capitalized leases (in thousands):

                                                              FEBRUARY 2,   February 3,   January 28,
                                                                  1995          1994         1993
    -------------------------------------------------------------------------------------------------
    Real estate                                                $179,893       $154,157       $145,548
    Equipment                                                       133          1,641          1,768
                                                               --------------------------------------
                                                               $180,026       $155,798       $147,316
                                                               --------------------------------------
    Accumulated amortization                                   $ 78,183       $ 73,074       $ 72,176
                                                               ======================================



                                  THIRTY-FIVE

Albertson's, Inc.

         Future minimum lease payments for capitalized lease obligations at February 2, 1995 are as follows (in thousands):

                                                              Real Estate     Equipment       Total
    --------------------------------------------------------------------------------------------------
    1995                                                       $  21,363        $ 36         $  21,399
    1996                                                          21,100          36            21,136
    1997                                                          21,202          36            21,238
    1998                                                          20,727          12            20,739
    1999                                                          20,025                        20,025
    Remainder                                                    179,698                       179,698
                                                               ---------------------------------------
    Total minimum obligations                                    284,115         120           284,235
    Less interest                                               (147,728)        (30)         (147,758)
                                                               ---------------------------------------
    Present value of net minimum obligations                     136,387          90           136,477
    Less current portion                                          (6,883)        (21)           (6,904)
                                                               ---------------------------------------
    Long-term obligations at February 2, 1995                  $ 129,504        $ 69         $ 129,573
                                                               =======================================

         Minimum obligations have not been reduced by minimum capitalized sublease rentals of $4,746,000 receivable in the future under noncancelable capitalized subleases.

         Rent expense under operating leases was as follows (in thousands):

                                                                  1994           1993           1992
    --------------------------------------------------------------------------------------------------
    Minimum rent                                                $ 65,566       $ 66,506       $ 66,130
    Contingent rent                                                4,634          4,641          5,003
                                                                --------------------------------------
                                                                  70,200         71,147         71,133
    Less sublease rent                                           (19,055)       (17,232)       (16,511)
                                                                --------------------------------------
                                                                $ 51,145       $ 53,915       $ 54,622
                                                                ======================================

         Future minimum lease payments for all noncancelable operating leases and related subleases having a remaining term in excess of one year at February 2, 1995 are as follows (in thousands):

                                                                             Real Estate    Subleases
     -------------------------------------------------------------------------------------------------
    1995                                                                      $ 64,244       $(11,560)
    1996                                                                        65,954        (11,422)
    1997                                                                        66,504        (10,675)
    1998                                                                        68,779        (10,005)
    1999                                                                        69,632         (7,459)
    Remainder                                                                  629,544        (26,220)
                                                                              -----------------------
    Total minimum obligations (receivables)                                   $964,657       $(77,341)
                                                                              =======================

         The present value of minimum rent payments under operating leases using an assumed interest rate of 9.5% was approximately $465 million at February 2, 1995.


                                   THIRTY-SIX

Albertson's, Inc.


Financial Instruments

         Financial instruments with off-balance-sheet risk to the Company include lease guarantees whereby the Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures and outstanding letters of credit primarily associated with the Company's self-insurance programs. Minimum rentals guaranteed under assigned leases are $5.2 million in 1995 and aggregate $60.9 million for the remaining lease terms, which expire at various dates through 2020. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements. As of February 2, 1995, the Company had letters of credit outstanding of $45.4 million.

         Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and trade receivables. The Company limits the amount of credit exposure to any one financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to trade receivables are limited due to the dispersion of the Company's operations across different industries and geographies.

         The estimated fair value of cash and cash equivalents, short-term debt and commercial paper borrowings approximates their carrying amount. The estimated fair value and carrying amount of all long-term debt borrowings were as follows (in millions):

                                                              FEBRUARY 2,    February 3,   January 28,
                                                                1995           1994          1993
    --------------------------------------------------------------------------------------------------
    Fair value                                                  $572.7         $645.3        $441.5
    Carrying amount                                              583.9          630.8         430.2

These fair values were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements, when quoted market values were not available. The Company has not determined the fair value of lease guarantees due to the inherent difficulty in evaluating the credit worthiness of each tenant.

Legal Proceedings

         The Company is involved in routine litigation incidental to operations. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations.




                                  THIRTY-SEVEN

Albertson's, Inc.

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

         Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements in accordance with generally accepted auditing standards to independently assess the fair presentation of the Company's financial position, results of operations and cash flows.

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

         Management recognizes its responsibility to conduct the business of Albertson's, Inc. in accordance with high ethical standards. This responsibility is reflected in key policy statements that, among other things, address potentially conflicting outside business interests of Company employees and specify proper conduct of business activities. Ongoing communications and review programs are designed to help ensure compliance with these policies.

    Gary G. Michael                       A. Craig Olson
    Chairman of the Board and             Senior Vice President, Finance and
    Chief Executive Officer               Chief Financial Officer



                                  THIRTY-EIGHT

Albertson's, Inc.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Albertson's, Inc.:

         We have audited the accompanying consolidated balance sheets of Albertson's, Inc. and subsidiaries as of February 2, 1995, February 3, 1994 and January 28, 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc. and subsidiaries at February 2, 1995, February 3, 1994 and January 28, 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

         As discussed in the Notes to Consolidated Financial Statements, in fiscal year 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.




Deloitte & Touche LLP

Boise, Idaho
March 22, 1995





                                  THIRTY-NINE

Albertson's, Inc.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


                                       52 WEEKS         53 Weeks       52 Weeks       52 Weeks         52 Weeks
(Dollars in thousands except          FEBRUARY 2,     February 3,     January 28,    January 30,      January 31,
   per share data)                      1995             1994            1993           1992             1991
- -----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
   Sales                             $11,894,621      $11,283,678     $10,173,676    $8,680,467        $8,218,562
   Gross profit                        3,011,356        2,791,154       2,452,852     2,081,517         1,924,681
   Interest expense:
      Debt                                38,806           27,945          22,245         5,863             9,351
      Capitalized lease obligations       13,412           12,233          11,560        12,278            11,786
   Earnings before income taxes and
      cumulative effects of
      accounting changes                 678,652          552,215         443,721       406,394           366,009
   Income taxes                          261,281          212,534         167,646       148,600           132,235
   Earnings before cumulative
      effects of accounting changes      417,371          339,681         276,075       257,794           233,774
   Cumulative effects of
      accounting changes                 (17,006)                          (6,858)
   Net earnings                          400,365          339,681         269,217       257,794           233,774
   Net earnings as a percent
     to sales                               3.37%            3.01%           2.65%         2.97%             2.84%
                                     ----------------------------------------------------------------------------
COMMON STOCK DATA:
   Earnings per share before
      cumulative effects of
      accounting changes                   $1.65            $1.34           $1.04         $ .97             $ .87
   Cumulative effects of
      accounting changes                    (.07)                            (.02)
   Earnings per share                       1.58             1.34            1.02           .97               .87
   Cash dividends per share                  .44              .36             .32           .28               .24
   Book value per share                     6.65             5.48            5.25          4.54              4.06
                                     ----------------------------------------------------------------------------
FINANCIAL POSITION:
   Total assets                      $ 3,621,729      $ 3,294,895     $ 2,945,573    $2,216,247        $2,013,510
   Working capital                        94,150          132,169         200,483        99,039            91,824
   Long-term debt                        382,775          554,092         404,476        52,510            56,056
   Capitalized lease obligations         129,573          110,919         103,764        99,159           103,039
   Stockholders' equity                1,687,893        1,389,379       1,388,428     1,199,452         1,087,882
                                     ----------------------------------------------------------------------------
OTHER YEAR END STATISTICS:
   Number of stores                          720              676             656           562               531
   Number of employees:
      Total                               76,000           75,000          71,000        60,000            58,000
      Full-time equivalents               60,000           58,000          54,000        45,000            44,000

o Refer to the "Nonrecurring Charge" and "Indebtedness" notes in Notes to Consolidated Financial Statements regarding the 1993 charge to cover the settlement of a lawsuit and the reduction of interest expense due to the successful resolution of a tax issue for which interest expense had previously been accrued.

o Refer to the "Acquisition" note in Notes to Consolidated Financial Statements regarding the 1992 acquisition from American Stores Company.

o Refer to the "Income Taxes" and "Employee Benefit Plans" notes in Notes to Consolidated Financial Statements regarding the 1994 and 1992 adoption of new accounting standards.

o Common stock data has been adjusted for the two-for-one stock split distributed October 4, 1993.



                                     FORTY

Albertson's, Inc.

QUARTERLY FINANCIAL DATA

(Dollars in thousands
except per share data - Unaudited)     First         Second         Third          Fourth        Year
- ----------------------------------------------------------------------------------------------------------
1994
Sales                               $2,909,808     $2,987,680     $2,928,012     $3,069,121    $11,894,621
Gross profit                           722,755        750,912        740,410        797,279      3,011,356
Earnings before cumulative effect
   of accounting change                 85,157         93,677         94,326        144,211        417,371
Net earnings                            68,151         93,677         94,326        144,211        400,365
Earnings per share before
   cumulative effect of
   accounting change                       .34            .37            .37            .57           1.65
Earnings per share                         .27            .37            .37            .57           1.58
                                    ----------------------------------------------------------------------
1993
Sales                               $2,719,633     $2,768,242     $2,733,773     $3,062,030    $11,283,678
Gross profit                           661,487        672,577        668,057        789,033      2,791,154
Net earnings                            74,137         75,870         62,712        126,962        339,681
Earnings per share                         .29            .30            .25            .50           1.34
                                    ----------------------------------------------------------------------

  The Company estimates the quarterly LIFO reserves which cannot be accurately determined until year end. The LIFO method of valuing inventories increased (decreased) net earnings and earnings per share as follows (in thousands except per share data):

                                          First         Second          Third         Fourth          Year
- -----------------------------------------------------------------------------------------------------------
1994
Net earnings                             $(7,380)       $(5,966)       $(1,660)       $9,381        $(5,625)
Earnings per share                          (.03)          (.02)          (.01)          .04           (.02)
                                         ------------------------------------------------------------------

1993
Net earnings                             $(6,978)       $(6,479)                      $9,495        $(3,962)
Earnings per share                          (.03)          (.03)                         .04           (.02)
                                         ------------------------------------------------------------------


o In 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The Company's first quarter net income has been restated to reflect a correction of the cumulative effect of the adoption of this statement. The cumulative effect amounted to $17.0 million, or $.07 per share, compared to $6.4 million, or $.03 per share, as previously reported. Refer to the "Employee Benefit Plans" note in Notes to Consolidated Financial Statements.

o   The fourth quarter of 1993 was a 14-week quarter.

o Net earnings and earnings per share for the third quarter of 1993 were reduced by $12.4 million or $.05 per share for a nonrecurring charge to cover the settlement of a lawsuit and for reduced interest expense for the successful resolution of a tax issue for which interest expense had previously been accrued. Refer to the "Nonrecurring Charge" and "Indebtedness" notes in Notes to Consolidated Financial Statements.

o Earnings per share have been adjusted to reflect the two-for-one stock split distributed October 4, 1993.





                                   FORTY-ONE

ALBERTSON'S, INC.

STOCKHOLDERS' INFORMATION

GENERAL INFORMATION

ADDRESS

ALBERTSON'S, INC.
General Offices
250 Parkcenter Boulevard
P.O. Box 20
Boise, Idaho 83726
Telephone: (208) 385-6200

AUDITORS

Deloitte & Touche LLP
Boise, Idaho

STOCK TRANSFER AGENT AND REGISTRAR

Chemical Trust Company of California (Chemical Trust)
Securityholder Relations Department
50 California Street, 10th Floor
San Francisco, California 94111

CO-TRANSFER AGENT AND REGISTRAR

West One Bank, Idaho
Boise, Idaho

STOCKHOLDERS OF RECORD

There were 17,000 stockholders of record at March 31, 1995.

ANNUAL MEETING

The 1995 Annual Meeting of Stockholders will be held at 10:00 a.m., Mountain Daylight Time on Friday, May 26, 1995 in the Byries Room, Boise Centre on the Grove, 850 Front Street, Boise, Idaho.

DIVIDEND INVESTMENT PLAN

The Company's Dividend Investment Plan allows stockholders owning at least 15 shares of record to automatically invest the quarterly dividends or to purchase additional shares under the Plan with voluntary cash payments. More information may be obtained from Chemical Trust (800) 982-7649 or from the Corporate Secretary of Albertson's, Inc.

INFORMATION CONTACT

Information on individual accounts or on procedures necessary to make changes in an account is provided by Chemical Trust at (800) 356-2017 between the hours of 8:30 a.m. and 8:30 p.m., Eastern Time, after a stockholder identifies his or her account by providing a taxpayer identification number, the registration name on the securities and the address of record.

         When directing correspondence to Chemical Trust at the address shown, stockholders are reminded to include a reference to Albertson's, Inc.

COMPANY PROFILE AVAILABLE

A copy of the Company Profile, which contains a discussion of our core values, including equal opportunity, environmental quality and community support, as well as statistical information about the Company, is available to stockholders, without charge, upon request to the Corporate Secretary of Albertson's, Inc.

FORM 10-K AVAILABLE

A copy of Form 10-K Annual Report filed with the Securities and Exchange Commission for Albertson's Inc. fiscal year ended February 2, 1995 is available to stockholders, without charge, upon request to the Corporate Secretary of Albertson's, Inc.

COMPANY STOCK INFORMATION

The Company's stock is traded on the New York and Pacific Stock Exchanges under the symbol ABS. An analysis of high and low stock prices by quarter is as follows:

                First                  Second             Third                Fourth                Year
- ---------------------------------------------------------------------------------------------------------------
          High          Low       High       Low       High      Low       High       Low      High      Low
1994      30-7/8       25-1/8    28-3/4     25-3/4   30-1/4     26-1/8    30-5/8     27-5/8    30-7/8    25-1/8
1993      29           23-3/8    29-3/4     25-1/4   29-1/4     24-1/8    28         23-3/8    29-3/4    23-3/8
1992      22-1/2       19-5/8    21-3/4     18-1/2   23-3/4     19-5/8    26-3/4     22-1/8    26-3/4    18-1/2

Cash dividends per share were:

                 First                 Second             Third                Fourth                 Year
1994             $.11                   $.11              $.11                  $.11                  $.44
1993              .09                    .09               .09                   .09                   .36
1992              .08                    .08               .08                   .08                   .32

- - Stock prices and dividend information have been adjusted to reflect the two-for-one stock split distributed October 4, 1993.

- - In March 1995, the Board of Directors increased dividends to an annual rate of $.52 per share, an increase of 18.2% over 1994. The new quarterly rate of $.13 per share will be paid on May 25, 1995 to stockholders of record on May 5, 1995.