Form 10-K, Exhibit 13
period 1996-02-01
ALBERTSONS INC /DE/
filed 1996-04-08
CIK 3333

                                                                     EXHIBIT 13

                               ALBERTSON'S, INC.

FINANCIAL REVIEW

Results of Operations

The Company has reported increased sales and earnings for 26 consecutive years. Sales for 1995 were $12.6 billion compared to $11.9 billion in 1994 and $11.3 billion in 1993 (a 53-week year). Increases in sales are primarily attributable to identical store sales increases (including inflation) and the continued expansion of net retail square footage. Identical store sales, stores that have been in operation for two full fiscal years, increased 0.8% in 1995, 2.3% (on a comparable 52-week basis) in 1994 and 2.8% (on a comparable 53-week basis) in 1993. Identical store sales continued to increase through higher average ticket sales per customer. Management estimates that inflation accounted for approximately 0.6% of the 1995 identical store sales increase, compared to 0.7% in 1994 and 0.6% in 1993. During 1995 the Company opened 58 stores (including 10 stores in the Company's new Houston, Texas market), remodeled 53 stores and closed 14 stores for a net retail square footage increase of 2.6 million square feet. Net retail square footage increased 7.6% in 1995, 7.7% in 1994 and 4.1% in 1993.

The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:


- ----------------------------------------------------------------------------------------------------------
                                           Percent to Sales              Percentage Change
- ----------------------------------------------------------------------------------------------------------
                                                                            1995        1994       1993
                                     1995        1994        1993         vs. 1994    vs. 1993   vs. 1992
- ----------------------------------------------------------------------------------------------------------
Sales                               100.00      100.00      100.00           5.8         5.4(1)    10.9(2)
Gross profit                         25.61       25.33       24.74           7.0         7.9       13.8
Selling, general and
   administrative expenses           19.19       19.08       19.07           6.5         5.4        9.5
Operating profit                      6.41        6.25        5.66           8.6        16.3       31.2
Net interest expense                  0.44        0.52        0.45         (10.5)       21.9       18.2
Earnings before income taxes
   and cumulative effect
   of accounting change               6.03        5.71        4.89          11.8        22.9       24.5
Net earnings                          3.69        3.37        3.01          16.1        17.9       26.2
- ----------------------------------------------------------------------------------------------------------

(1) Increase is 7.4% when compared on a 52-week basis to 1993
(2) Increase is 8.8% when compared on a 53-week basis to 1992

Gross profit, as a percent to sales, increased due primarily to the expansion and increased utilization of Company-owned distribution facilities. During 1995 and 1994, the Company's distribution system provided 77% of all products purchased by retail stores, compared to 70% in 1993 and 66% in 1992. Utilization of the Company's distribution system has enabled the Company to improve its control over product costs and product distribution. Since March 1994, all of the Company's retail stores have been serviced by Company-owned distribution centers. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by 0.14% in 1995, 0.08% in 1994 and 0.06% in 1993.

The 1995 increase in selling, general and administrative (SG&A) expenses, as a percent to sales, was due primarily to increased depreciation expense associated with the Company's capital expansion program. The Company will focus on increasing sales, implementing new technologies that increase productivity and emphasizing cost containment programs in an effort to reduce SG&A expenses as a percent to sales.

The 1995 reduction in net interest expense resulted from increased capitalized interest associated with the Company's capital expenditure program and reduced average outstanding debt balances. Net interest expense for 1993 included a reduction of $9.7 million due to the successful resolution of a tax issue for which interest expense had previously been accrued. Excluding this adjustment, net interest expense for 1993, as a percent to sales, would have been 0.54% and the 1993 percentage increase over 1992 would have been 40.6% due to additional borrowings in 1993 and 1992.

                               ALBERTSON'S, INC.


Net earnings for 1994 were reduced by $17.0 million (0.14% to sales) for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Net earnings for 1993 included a nonrecurring charge to cover the settlement of a lawsuit and a decrease in interest expense due primarily to the successful resolution of a tax issue. Net earnings excluding these adjustments would have been $417.4 million (3.51% to sales) in 1994 and $352.1 million (3.12% to sales) in 1993.

The 1993 percentage increases over 1992 in operating profit and earnings were impacted by the 1993 adjustments, costs recognized in 1992 associated with the purchase of 74 Jewel Osco stores on April 13, 1992 and two accounting changes adopted in 1992. Increases for 1993 over 1992 in operating profit and net earnings excluding the 1993 and 1992 adjustments would have been 21.2% and 14.7%, respectively.

Liquidity and Capital Resources

The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash provided by operating activities during 1995 was $793 million compared to $612 million in 1994 and $587 million in 1993. These amounts have enabled the Company to fund its capital expansion program, purchase and retire common stock and pay dividends. During 1995 the Company spent $656 million on capital expenditures, $78 million to purchase and retire stock and $127 million for the payment of dividends (which represents 27.2% of 1995 net earnings).

In 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the Securities and Exchange Commission in 1992. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program. All debt available for issuance under the 1992 shelf registration statement has been issued.

The Company utilizes its commercial paper program to supplement cash requirements from seasonal fluctuations in working capital resulting from operations and the Company's capital expenditure program. Accordingly, commercial paper borrowings will fluctuate between the Company's quarterly reporting periods. The Company had $209 million of commercial paper borrowings outstanding at February 1, 1996, compared to $110 million at February 2, 1995 and $80 million at February 3, 1994. As of February 1, 1996, the Company had committed lines of credit for $435 million, of which $400 million was reserved as alternative funding for the Company's commercial paper program. The Company also had one uncommitted line of credit for $10 million as of February 1, 1996.

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

Since 1987 the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase shares of its common stock on the open market. The current program was adopted by the Board on March 4, 1996, and authorizes the Company to purchase and immediately retire up to 7 million shares from April 1, 1996 through March 31, 1997. Under these programs, 2.6 million shares were purchased and retired in fiscal 1995 and no shares were purchased in 1994 or 1993.

The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

- ----------------------------------------------------------------------------------------------------------
                                                                    February 1,   February 2,  February 3,
                                                                       1996          1995         1994
- ----------------------------------------------------------------------------------------------------------
      Long-term debt (including capitalized lease obligations)
         to equity                                                     37.5%         30.4%        47.9%
      Long-term debt (including capitalized lease obligations)
         to total assets                                               17.7%         14.1%        20.2%
- ----------------------------------------------------------------------------------------------------------

                               ALBERTSON'S, INC.


During 1995 the Company opened 58 combination food-drug stores, of which 32 were opened during the fourth quarter. The average size of these stores, 51,400 square feet, increased the Company's average store size to 47,600 square feet. At February 1, 1996, 93% of the Company's retail square footage consisted of stores over 35,000 square feet. Retail square footage has also increased due to the Company's remodel program. In 1995 nine of the 53 remodeled stores were expanded in size. The Company continues to retain ownership of real estate when possible.

During the past three years, the Company has invested $238 million (excluding inventory) in its distribution operations and has added 2.8 million square feet of new or expanded facilities. A new 698,000 square foot full-line distribution center in Katy, Texas, located near the Company's new Houston, Texas market, began limited operations in February 1996 and became fully operational on March 18, 1996. The Company purchased an existing 818,000 square foot warehouse in Plant City, Florida in February 1993. This center was remodeled and expanded to 954,000 square feet to add frozen and perishable storage areas. It began limited operations in December 1993 and became fully operational in March 1994. A new 687,000 square foot full-line distribution center in Tolleson, Arizona, located in the Phoenix metropolitan area, became fully operational in August 1993.

Capital expenditures for 1996 (excluding amounts anticipated to be financed by operating leases) are expected to be approximately $630 million. New stores and remodels will continue to be the most significant portion of planned capital expenditures. The Company is committed to keeping its stores up to date. In the last three years, the Company has opened and remodeled 293 stores representing
14.1 million square feet. The following summary of capital expenditures includes capital leases, assets acquired with related debt and the estimated fair value of property financed by operating leases (in thousands):

- -----------------------------------------------------------------------------------------
                                             1996
                                         (PROJECTED)     1995         1994         1993
- -----------------------------------------------------------------------------------------
New and acquired stores                   $400,000     $412,868     $320,479     $246,052
Remodels                                    95,000      120,709       86,381       82,409
Retail replacement equipment and
   technological upgrades                   60,000       15,692       36,464       20,804
Distribution facilities and equipment       40,000       98,731       38,490      100,936
Other                                       35,000       16,257       17,119        5,963
- -----------------------------------------------------------------------------------------
Total capital expenditures                 630,000      664,257      498,933      456,164
Estimated fair value of property
   financed by operating leases             29,000       30,000       18,000       32,000
- -----------------------------------------------------------------------------------------
                                          $659,000     $694,257     $516,933     $488,164
                                          -----------------------------------------------
- -----------------------------------------------------------------------------------------


The Company's strong financial position provides the flexibility for the Company to grow through future acquisitions or to purchase and retire its common stock if it so chooses. The Board of Directors at its March 1996 meeting increased the annual dividend rate to $.60 per share.

New Accounting Standard

In March 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new standard requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. This statement will be effective for the Company's 1996 fiscal year. The Company's existing accounting policies are such that this pronouncement is not expected to have a material effect on the Company's financial position or results of operations.

                               ALBERTSON'S, INC.


CONSOLIDATED EARNINGS


- ------------------------------------------------------------------------------------------------------------------
                                                                52 Weeks          52 Weeks              53 Weeks
                                                               February 1,       February 2,          February 3,
      (In thousands except per share data)                        1996              1995                  1994
- ------------------------------------------------------------------------------------------------------------------
      SALES                                                   $12,585,034         $11,894,621         $11,283,678
      Cost of sales                                             9,362,266           8,882,294           8,492,524
- ------------------------------------------------------------------------------------------------------------------
      Gross profit                                              3,222,768           3,012,327           2,791,154
      Selling, general and administrative expenses              2,415,552           2,269,189           2,152,145
- ------------------------------------------------------------------------------------------------------------------
      Operating profit                                            807,216             743,138             639,009
      Other (expenses) income:
         Interest, net                                            (55,633)            (62,141)            (50,984)
         Other, net                                                 6,918              (2,345)             (5,910)
         Nonrecurring charge                                                                              (29,900)
- ------------------------------------------------------------------------------------------------------------------
      Earnings before income taxes and cumulative effect
         of accounting change                                     758,501             678,652             552,215
      Income taxes                                                293,540             261,281             212,534
- ------------------------------------------------------------------------------------------------------------------
      Earnings before cumulative effect of accounting change      464,961             417,371             339,681
      Cumulative effect of accounting change:
         Postemployment benefits                                                      (17,006)
- ------------------------------------------------------------------------------------------------------------------
      NET EARNINGS                                            $   464,961         $   400,365         $   339,681
                                                              ---------------------------------------------------
      Earnings per share before cumulative effect
         of accounting change                                 $      1.84         $      1.65         $      1.34
      Cumulative effect of accounting change:
         Postemployment benefits                                                         (.07)
- ------------------------------------------------------------------------------------------------------------------
      EARNINGS PER SHARE                                      $      1.84         $      1.58         $      1.34
                                                              ---------------------------------------------------
      Average number of common shares outstanding                 253,080             253,633             254,227
- ------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                               ALBERTSON'S, INC.
CONSOLIDATED CASH FLOWS


- -----------------------------------------------------------------------------------------------------------------
                                                                    52 Weeks         52 Weeks          53 Weeks
                                                                   February 1,      February 2,       February 3,
      (In thousands)                                                  1996             1995              1994
- -----------------------------------------------------------------------------------------------------------------
      CASH FLOWS FROM OPERATING ACTIVITIES:
      Net earnings                                                 $ 464,961         $ 400,365         $ 339,681
      Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                               251,450           226,467           196,427
         Net deferred income taxes                                      (590)          (18,956)          (12,016)
         Cumulative effect of accounting change                                         17,006
         Changes in operating assets and liabilities:
           Receivables and prepaid expenses                            7,386              (499)          (24,194)
           Inventories                                               (81,685)          (76,842)          (41,633)
           Accounts payable                                           73,412           (24,825)           84,601
           Other current liabilities                                  18,482             3,999            26,374
           Self-insurance                                              9,406            31,125            10,192
           Unearned income                                            34,960            51,318              (609)
           Other long-term liabilities                                15,682             3,059             8,230
- -----------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities              793,464           612,217           587,053
- -----------------------------------------------------------------------------------------------------------------

      CASH FLOWS FROM INVESTING ACTIVITIES:
         Capital expenditures                                       (656,331)         (470,589)         (435,526)
         Proceeds from disposals of land, buildings and equipment     23,267            42,094            20,874
         Increase in other assets                                    (32,646)          (31,971)           (3,719)
- -----------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                 (665,710)         (460,466)         (418,371)
- -----------------------------------------------------------------------------------------------------------------

      CASH FLOWS FROM FINANCING ACTIVITIES:
         Net line of credit activity                                                   (10,000)            5,000
         Proceeds from long-term borrowings                          200,000                             252,075
         Payments on long-term borrowings                           (208,938)          (83,013)          (32,158)
         Net commercial paper activity                                99,657            29,828           (30,090)
         Proceeds from stock options exercised                         4,902             5,697             1,945
         Cash dividends paid                                        (126,672)         (106,502)          (89,533)
         Stock purchased and retired                                 (77,814)
         Purchase of treasury shares                                                                    (517,526)
         Net proceeds from issuance of treasury shares                                                   264,527
- -----------------------------------------------------------------------------------------------------------------
              Net cash used in financing activities                 (108,865)         (163,990)         (145,760)
- -----------------------------------------------------------------------------------------------------------------
      NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            18,889           (12,239)           22,922
      CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  50,224            62,463            39,541
- -----------------------------------------------------------------------------------------------------------------
      CASH AND CASH EQUIVALENTS AT END OF YEAR                     $  69,113         $  50,224         $  62,463
                                                                   ---------------------------------------------
- -----------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                               ALBERTSON'S, INC.


CONSOLIDATED BALANCE SHEETS


- ---------------------------------------------------------------------------------------------------------
                                                          February 1,       February 2,       February 3,
      (Dollars in thousands)                                 1996              1995              1994
- ---------------------------------------------------------------------------------------------------------
      ASSETS

      CURRENT ASSETS:
         Cash and cash equivalents                       $   69,113        $   50,224        $   62,463
         Accounts and notes receivable                       98,340           109,324           114,493
         Inventories                                      1,030,246           948,561           871,719
         Prepaid expenses                                    22,855            19,257            13,589
         Deferred income taxes                               62,448            62,223            59,967
- ---------------------------------------------------------------------------------------------------------
           TOTAL CURRENT ASSETS                           1,283,002         1,189,589         1,122,231



      OTHER ASSETS                                          155,427           122,781            90,810



      LAND, BUILDINGS AND EQUIPMENT:
         Land                                               611,588           527,125           467,392
         Buildings                                        1,525,769         1,242,813         1,097,681
         Fixtures and equipment                           1,427,047         1,258,749         1,130,735
         Leasehold improvements                             315,658           287,544           257,566
         Capitalized leases                                 183,316           180,026           155,798
- ---------------------------------------------------------------------------------------------------------
                                                          4,063,378         3,496,257         3,109,172
         Less accumulated depreciation and amortization   1,365,896         1,186,898         1,027,318
- ---------------------------------------------------------------------------------------------------------
                                                          2,697,482         2,309,359         2,081,854







- ---------------------------------------------------------------------------------------------------------
                                                         $4,135,911        $3,621,729        $3,294,895
                                                         ----------------------------------------------
- ---------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                                ALBERTSON'S, INC.

- --------------------------------------------------------------------------------------------------------------------------------
                                                                                   February 1,       February 2,     February 3,
      (Dollars in thousands)                                                          1996              1995             1994
- --------------------------------------------------------------------------------------------------------------------------------
      LIABILITIES AND STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES:
         Accounts and notes payable                                               $  648,963        $  575,551        $  610,376
         Salaries and related liabilities                                            134,096           114,906           101,443
         Taxes other than income taxes                                                44,413            38,212            38,095
         Income taxes                                                                 35,546            37,913            48,622
         Self-insurance                                                               68,899            63,905            58,436
         Unearned income                                                              32,208            22,092            19,927
         Other                                                                        38,815            34,810            30,277
         Current maturities of long-term debt                                         78,237           201,146            76,692
         Current capitalized lease obligations                                         7,316             6,904             6,194
- --------------------------------------------------------------------------------------------------------------------------------
           TOTAL CURRENT LIABILITIES                                               1,088,493         1,095,439           990,062
      LONG-TERM DEBT                                                                 602,993           382,775           554,092
      CAPITALIZED LEASE OBLIGATIONS                                                  129,265           129,573           110,919
      OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:
         Deferred compensation                                                        33,354            36,396            31,684
         Deferred income taxes                                                         1,652             2,017            28,766
         Deferred rents payable                                                       71,468            69,381            72,251
         Self-insurance                                                              113,925           109,513            83,857
         Unearned income                                                              84,822            59,978            10,825
         Other                                                                        57,416            48,764            23,060
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                     362,637           326,049           250,443
      STOCKHOLDERS' EQUITY:
         Preferred stock - $1.00 par value; authorized - 10,000,000 shares;
           issued - none
         Common stock - $1.00 par value; authorized - 600,000,000 shares;
           issued - 251,918,576 shares, 253,984,381 shares
           and 253,406,983 shares, respectively                                      251,919           253,984           253,407
         Capital in excess of par value                                                3,269            11,322             2,117
         Retained earnings                                                         1,697,335         1,422,587         1,133,855
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                   1,952,523         1,687,893         1,389,379
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                  $4,135,911        $3,621,729        $3,294,895
                                                                                  ----------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                               ALBERTSON'S, INC.

CONSOLIDATED STOCKHOLDERS' EQUITY


- ---------------------------------------------------------------------------------------------------------------------
                                                Common       Capital in
                                              Stock $1.00    Excess of        Retained        Treasury
      (In thousands except per share data)     Par Value      Par Value       Earnings          Stock        Total
- ---------------------------------------------------------------------------------------------------------------------
      BALANCE AT JANUARY 28, 1993              $132,330       $  4,909       $1,251,189                    $1,388,428
      Exercise of stock options                     245          1,700                                          1,945
      Tax benefits related to stock options                      2,538                                          2,538
      Purchase treasury shares                                                              $(517,526)       (517,526)
      Issue treasury shares                                     19,615                        244,912         264,527
      Retire treasury shares                     (5,788)       (25,010)        (241,816)      272,614
      Two-for-one stock split                   126,620         (1,635)        (124,985)
      Other                                                                         953                           953
      Cash dividends, $.36 per share                                            (91,167)                      (91,167)
      Net earnings                                                              339,681                       339,681
- ---------------------------------------------------------------------------------------------------------------------
      BALANCE AT FEBRUARY 3, 1994               253,407          2,117        1,133,855                     1,389,379
      Exercise of stock options                     577          5,120                                          5,697
      Tax benefits related to stock options                      4,085                                          4,085
      Cash dividends, $.44 per share                                           (111,633)                     (111,633)
      Net earnings                                                              400,365                       400,365
- ---------------------------------------------------------------------------------------------------------------------
      BALANCE AT FEBRUARY 2, 1995               253,984         11,322        1,422,587                     1,687,893
      Exercise of stock options                     515          4,387                                          4,902
      Tax benefits related to stock options                      4,064                                          4,064
      Stock purchased and retired                (2,580)       (16,504)         (58,730)                      (77,814)
      Cash dividends, $.52 per share                                           (131,483)                     (131,483)
      Net earnings                                                              464,961                       464,961
- ---------------------------------------------------------------------------------------------------------------------
      BALANCE AT FEBRUARY 1, 1996              $251,919       $  3,269       $1,697,335                    $1,952,523
                                               ----------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                               ALBERTSON'S, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The Company

Albertson's, Inc. (the "Company") is incorporated under the laws of the State of Delaware and is the successor to a business founded by J. A. Albertson in 1939. Based on sales, the Company is the fourth largest retail food-drug chain in the United States with operations in 19 Western, Midwestern and Southern states. As of February 1, 1996, the Company operated 764 stores. Retail operations are supported by 12 Company-owned distribution centers, strategically located in the Company's operating markets.

Summary of Significant Accounting Policies

FISCAL YEAR END The Company's fiscal year is generally 52 weeks and periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31 each year. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.

CONSOLIDATION The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. All material intercompany balances have been eliminated.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of government-backed money market funds and repurchase agreements backed by government securities, are recorded at cost which approximates market value.

INVENTORIES The Company values inventories at the lower of cost or market. Cost of substantially all inventories is determined on a last-in, first-out (LIFO) basis.

CAPITALIZATION, DEPRECIATION AND AMORTIZATION Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements--10 to 35 years; fixtures and equipment--3 to 8 years; leasehold improvements--10 to 15 years; and capitalized leases--25 to 30 years.

The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the applicable lease or the useful life of the asset. Capital leases are recorded at the lower of the fair market value of the asset or the present value of future minimum lease payments. These leases are amortized on the straight-line method over their primary term.

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

BUYING AND PROMOTIONAL ALLOWANCES Allowances and credits received from vendors in connection with the Company's buying and merchandising activities are recognized as earned.

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

                               ALBERTSON'S, INC.

STOCK OPTIONS Proceeds from the sale of newly issued stock under the Company's stock option plans are credited to common stock to the extent of par value and the excess to capital in excess of par value. With respect to nonqualified stock options, the difference between the option exercise price and market value of the stock at date of grant is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.

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

STOCK SPLIT On August 30, 1993, the Board of Directors approved a two-for-one stock split, effected in the form of a 100% stock dividend payable to common stockholders of record at the close of business on September 17, 1993, and distributed on October 4, 1993. All references in the financial statements to the number of shares (except outstanding shares at year end), related prices and per share amounts have been restated to reflect the split.

RECLASSIFICATIONS Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

USE OF ESTIMATES The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Nonrecurring Charge

During the third quarter of 1993, a $29.9 million nonrecurring charge was recorded to cover a $29.5 million settlement of a lawsuit. The nonrecurring charge covers the full cost of the settlement including compliance with the consent decree and plaintiffs' attorney fees, as well as all expenses associated with its implementation.

Supplemental Cash Flow Information

Selected cash payments and noncash activities were as follows (in thousands):

- -----------------------------------------------------------------------------------------------------
                                                                        1995        1994       1993
- -----------------------------------------------------------------------------------------------------
      Cash payments for income taxes                                  $284,383    $285,884   $202,472
      Cash payments for interest,
          net of amounts capitalized                                    45,131      51,103     36,311
      Noncash investing and financing activities:
         Capitalized lease obligations incurred                          7,926      28,232     15,048
         Capitalized lease obligations terminated                        1,232       2,658      1,656
         Liabilities assumed in connection with asset acquisitions                     112      5,590
         Tax benefits related to stock options                           4,064       4,085      2,538
- -----------------------------------------------------------------------------------------------------

                               ALBERTSON'S, INC.


Accounts and Notes Receivable

Accounts and notes receivable consist of the following (in thousands):

- ---------------------------------------------------------------------------------------
                                               February 1,   February 2,    February 3,
                                                  1996          1995           1994
- ---------------------------------------------------------------------------------------
      Trade and other accounts receivable      $95,112       $108,080       $113,335
      Current portion of notes receivable        4,478          2,606          2,191
      Allowance for doubtful accounts           (1,250)        (1,362)        (1,033)
- ---------------------------------------------------------------------------------------
                                               $98,340       $109,324       $114,493
                                               -------------------------------------
- ---------------------------------------------------------------------------------------

Inventories

Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $217,831,000, $200,738,000 and $191,592,000 higher at the end of 1995, 1994 and 1993, respectively. Net earnings would have been higher by $10,478,000 ($.04 per share) in 1995, $5,625,000 ($.02 per share) in
1994 and $3,962,000 ($.02 per share) in 1993. The replacement cost of inventories valued at LIFO approximates FIFO cost.

Indebtedness

Long-term debt includes the following (in thousands):

- -----------------------------------------------------------------------------------------------------
                                                       February 1,       February 2,      February 3,
                                                          1996              1995             1994
- -----------------------------------------------------------------------------------------------------
      Commercial paper                                  $209,395         $ 109,738         $ 79,910
      Unsecured 6.375% notes due June 2000               200,000
      Unsecured 6.375% notes due May 1995                                  150,000          150,000
      Medium-term notes, unsecured:
         Due March 2000 (6.14% interest)                  89,650            89,650           89,650
         Due March 1998 (5.68% interest)                  85,425            85,425           85,425
         Due March 1996 (4.86% interest)                  77,000            77,000           77,000
         Due May 1995 (6.15% interest)                                      50,000           50,000
         Due May 1994 (5.49% interest)                                                       75,000
      Industrial revenue bonds                            15,710            16,550           17,305
      Mortgage notes and other unsecured notes payable     4,050             5,558            6,494
- -----------------------------------------------------------------------------------------------------
                                                         681,230           583,921          630,784
      Less current maturities                            (78,237)         (201,146)         (76,692)
- -----------------------------------------------------------------------------------------------------
                                                        $602,993         $ 382,775         $554,092
                                                        -------------------------------------------
- -----------------------------------------------------------------------------------------------------

The Company has in place a $400 million commercial paper program. Interest on the outstanding commercial paper borrowings as of February 1, 1996, ranges from 5.27% to 5.55% with an effective weighted average rate of 5.45%. The Company has established the necessary credit facilities, through its revolving credit agreement, to refinance the commercial paper borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.

                               ALBERTSON'S, INC.


In June 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the Securities and Exchange Commission in 1992. The notes are due June 1, 2000, and interest is paid semiannually. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program. All debt available for issuance under the 1992 shelf registration statement has been issued.

In connection with the Company's 1993 purchase of its common stock from the estate of J.A. Albertson, the Company's founder, $252.1 million of medium-term notes due from 1996 to 2000 were issued under a shelf registration statement filed with the Securities and Exchange Commission in 1993. Interest on these notes is paid semiannually.

In connection with the 1992 Jewel Osco Acquisition, $300 million of debt was issued in the form of 6.375% notes and medium-term notes due from 1993 to 1995 with interest paid semiannually. This debt was issued under a $500 million shelf registration statement filed with the Securities and Exchange Commission in 1992.

The industrial revenue bonds are payable in varying annual installments through 2011, with interest paid semiannually at 4.55% to 7.875%.

The Company has pledged real estate with a cost of $14,850,000 as collateral for the mortgage notes, which are payable semiannually, including interest at 7.875% to 16.5%. The notes mature from 1996 to 2011.

The scheduled maturities of long-term debt outstanding at February 1, 1996, are summarized as follows: $78,237,000 in 1996, $985,000 in 1997, $86,509,000 in
1998, $1,119,000 in 1999, $500,321,000 in 2000 and $14,059,000 thereafter.

The Company has in place a revolving credit agreement with several banks, whereby the Company may borrow principal amounts up to $400 million at varying interest rates any time prior to October 25, 2000. The agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.

In addition to amounts available under the revolving credit agreement, the Company had committed lines of credit from banks at prevailing interest rates for $35 million and one uncommitted line of credit for $10 million at February 1, 1996. The cash balances maintained at these banks are not legally restricted.

There were no amounts outstanding under the Company's lines of credit as of February 1, 1996 and February 2, 1995. The weighted average interest rate on the $10 million notes payable outstanding under the Company's lines of credit as of February 3, 1994, was 3.32%.

Net interest expense was as follows (in thousands):

- ------------------------------------------------------------------------------
                                             1995          1994          1993
- ------------------------------------------------------------------------------
      Debt                                 $39,323       $42,780       $32,164
      Capitalized leases                    15,234        13,412        12,233
      Capitalized interest                  (7,428)       (3,974)       (4,219)
- ------------------------------------------------------------------------------
      Interest expense                      47,129        52,218        40,178
      Net bank service charges               8,504         9,923        10,806
- ------------------------------------------------------------------------------
                                           $55,633       $62,141       $50,984
                                           -----------------------------------
- ------------------------------------------------------------------------------

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

On March 2, 1987, the Board of Directors adopted a stockholder rights plan, which was amended on August 31, 1987, November 28, 1988, September 6, 1989 and September 6, 1994. Under the plan, stockholders of record on March 23, 1987, received a dividend distribution of one nonvoting right for each share of common stock. Subject to certain exceptions, one right has been or will be issued with each share of common stock issued after March 23, 1987. The rights are attached to all common stock certificates and no separate rights certificates will be distributed. Each right entitles the holder to purchase one share of the Company's common stock at a price of $60.00. The rights are exercisable for shares of common stock upon the earlier of the tenth business day following (i) the public announcement that a person or group has acquired, or has obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common stock, or (ii) the commencement of, or public announcement of an intention to make, a tender offer or exchange offer if, upon consummation, such person or group would be the beneficial owner of 20% or more of the then outstanding common stock.

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

Since 1987, the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase shares of its common stock on the open market. The current program was adopted by the Board on March 4, 1996, and authorizes the Company to purchase and immediately retire up to 7 million shares through March 31, 1997. The Company has purchased and retired an equivalent of 15 million shares of its common stock for $234 million under these programs.

                               ALBERTSON'S, INC.

Income Taxes

Deferred tax assets and liabilities consist of the following (in thousands):

- --------------------------------------------------------------------------------------------------------------------------
                                                                           February 1,       February 2,       February 3,
                                                                              1996              1995              1994
- --------------------------------------------------------------------------------------------------------------------------
      Deferred tax assets (no valuation allowances considered necessary):
         Nondeductible accruals for:
           Self-insurance                                                  $  70,669         $  66,884         $  54,811
           Lease accounting                                                   20,601            20,689            21,626
           Vacations                                                          19,917            18,386            17,129
           Deferred compensation                                              15,832             6,504             5,742
           Postemployment benefits                                            13,224            10,447
           Property valuation                                                 10,300             8,867             8,828
           Pension costs                                                       2,930             2,485             2,133
           Litigation                                                            177             9,508            11,968
           Other                                                               7,237             6,219             5,955
         Income unearned for financial reporting purposes                     44,355            31,374            11,846
         Costs capitalized for tax purposes                                    9,999            11,156            10,803
- --------------------------------------------------------------------------------------------------------------------------
              Total deferred tax assets                                      215,241           192,519           150,841
      Deferred tax liabilities:
         Accelerated depreciation for tax purposes                          (116,267)         (110,330)         (103,219)
         Pension costs expensed for tax purposes                             (23,803)          (18,040)          (13,312)
         Inventory valuation                                                  (7,676)             (778)           (1,040)
         Deferred gains                                                       (4,929)           (3,146)           (2,069)
         Other                                                                (1,770)              (19)
- --------------------------------------------------------------------------------------------------------------------------
              Total deferred tax liabilities                                (154,445)         (132,313)         (119,640)
- --------------------------------------------------------------------------------------------------------------------------
      Net deferred tax assets                                              $  60,796         $  60,206         $  31,201
                                                                           ---------------------------------------------
- --------------------------------------------------------------------------------------------------------------------------


Income tax expense on continuing operations consists of the following (in thousands):

- ---------------------------------------------------------------------------------------------------
                                                            1995            1994            1993
- ---------------------------------------------------------------------------------------------------
      Current:
         Federal                                         $252,587         $239,937         $191,343
         State                                             41,729           40,508           33,580
- ---------------------------------------------------------------------------------------------------
                                                          294,316          280,445          224,923
      Deferred:
         Federal                                             (506)         (16,218)         (10,222)
         State                                                (84)          (2,738)          (1,794)
- ---------------------------------------------------------------------------------------------------
                                                             (590)         (18,956)         (12,016)
      Amortization of deferred investment tax credits        (186)            (208)            (373)
- ---------------------------------------------------------------------------------------------------
                                                         $293,540         $261,281         $212,534
                                                         ------------------------------------------
- ---------------------------------------------------------------------------------------------------

                                ALBERTSON'S, INC.

- ---------------------------------------------------------------------------------------------------------
                                                                   1995           1994             1993
- ---------------------------------------------------------------------------------------------------------
      Deferred taxes resulted from:
         Income unearned for financial reporting purposes        $(12,981)      $(19,528)        $   (107)
         Accelerated depreciation for tax purposes                  5,937          7,111           16,778
         Self-insurance                                            (3,785)       (12,073)          (5,365)
         Litigation                                                 9,331          2,460          (11,968)
         Inventory valuation                                        6,898           (262)            (410)
         Costs capitalized for tax purposes                         1,157           (353)          (4,994)
         Deferred compensation                                     (9,328)          (762)            (735)
         Property valuation                                        (1,433)           (39)          (3,631)
         Pension costs expensed for tax purposes                    5,763          4,728            3,312
         Other                                                     (2,149)          (238)          (4,896)
- ---------------------------------------------------------------------------------------------------------
                                                                 $   (590)      $(18,956)        $(12,016)
                                                                 ----------------------------------------
- ---------------------------------------------------------------------------------------------------------

Total tax expense for 1994 was $250,635,000 consisting of taxes on continuing operations of $261,281,000 and tax benefits of $10,646,000 for the cumulative effect of a change in accounting for postemployment benefits.

The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows (in thousands):

- -------------------------------------------------------------------------------------------------------------------
                                               1995     Percent         1994        Percent      1993       Percent
- -------------------------------------------------------------------------------------------------------------------
      Taxes computed at statutory rate       $265,476     35.0        $237,528        35.0     $193,275      35.0
      State income taxes net of federal
         income tax benefit                    26,656      3.5          24,530         3.6       20,612       3.8
      Amortization of deferred
         investment tax credits                  (186)                    (208)                    (373)     (0.1)
      Other                                     1,594      0.2            (569)       (0.1)        (980)     (0.2)
- -------------------------------------------------------------------------------------------------------------------
                                             $293,540     38.7        $261,281        38.5     $212,534      38.5
- -------------------------------------------------------------------------------------------------------------------

Stock Options

In October 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25, the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. This statement will be effective for the Company's 1996 fiscal year. The Company intends to continue using the measurement prescribed by APB Opinion No. 25, and accordingly, this pronouncement will not affect the Company's financial position or results of operations.

The Company has issued stock under various stock option plans. The Company granted stock options under plans approved in 1995 and 1986 which authorize the granting of options with respect to 18,400,000 shares of the Company's common stock.

                               ALBERTSON'S, INC.


The following is a summary of stock option activity and number of shares reserved for outstanding options:

- ------------------------------------------------------------------------------------
                                                       Option              Number
                                                   Price Per Share        of Shares
- ------------------------------------------------------------------------------------
      Balance at January 28, 1993                  $1.88 to $24.31         4,049,800
      Granted                                      25.13 to  25.13           479,000
      Exercised                                     1.88 to   8.69          (327,947)
      Forfeited                                     2.95 to  24.31          (145,200)
      Canceled                                     24.31 to  24.31            (4,000)
- ------------------------------------------------------------------------------------
      Balance at February 3, 1994                   1.88 to  25.13         4,051,653
      Granted                                      28.63 to  28.63           141,000
      Exercised                                     1.88 to  16.88          (593,700)
      Forfeited                                     6.25 to  25.13          (131,000)
- ------------------------------------------------------------------------------------
      Balance at February 2, 1995                   2.92 to  28.63         3,467,953
      Granted                                      25.13 to  31.88         1,044,000
      Exercised                                     2.92 to  27.88          (539,850)
      Forfeited                                    16.56 to  28.63          (148,000)
- ------------------------------------------------------------------------------------
      Balance at February 1, 1996                  $2.92 to $31.88         3,824,103
                                                   ---------------------------------
- ------------------------------------------------------------------------------------

Options on 213,103 shares were exercisable at February 1, 1996. In addition, there were 13,422,000 shares of common stock reserved for the granting of additional options.

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

Net periodic pension cost for Company plans was as follows (in thousands):

- --------------------------------------------------------------------------------------------------------
                                                                1995             1994             1993
- --------------------------------------------------------------------------------------------------------
      Service cost - benefits earned during the period        $ 16,172         $ 19,523         $ 12,726
      Interest cost on projected benefit obligations            16,149           15,097           12,687
      Actual return on assets                                  (62,603)            (145)         (27,696)
      Net amortization and deferral                             39,972          (19,860)          11,515
- --------------------------------------------------------------------------------------------------------
                                                              $  9,690         $ 14,615         $  9,232
                                                              ------------------------------------------
- --------------------------------------------------------------------------------------------------------

                               ALBERTSON'S, INC.

The following table sets forth the funded status of Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan and the amounts included in other assets in the Company's consolidated balance sheets (in thousands):

- ------------------------------------------------------------------------------------------------------------
                                                              February 1,  February 2,   February 3,
                                                                 1996         1995         1994
- ------------------------------------------------------------------------------------------------------------
      Plan assets at fair value                                $321,758     $240,534     $218,284
      Actuarial present value of:
         Vested benefits                                        180,077      138,322      155,087
         Nonvested benefits                                      17,639       13,460       15,797
- -------------------------------------------------------------------------------------------------
         Accumulated benefit obligation                         197,716      151,782      170,884
         Effect of projected future salary increases             60,926       27,529       38,508
- -------------------------------------------------------------------------------------------------
         Projected benefit obligation                           258,642      179,311      209,392
- -------------------------------------------------------------------------------------------------
      Plan assets in excess of projected benefit obligation      63,116       61,223        8,892
      Unrecognized net (gain) loss                               (5,870)     (19,535)      19,713
      Unrecognized prior service cost                             5,425        6,274        7,123
      Unrecognized net transition assets                           (796)        (983)      (1,171)
- -------------------------------------------------------------------------------------------------
      Prepaid pension cost                                     $ 61,875     $ 46,979     $ 34,557
                                                               ----------------------------------
- -------------------------------------------------------------------------------------------------

Assets of the two funded Company plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $38,859,000, $33,071,000 and $28,937,000 of the Company's common stock at February 1, 1996, February 2, 1995 and February 3, 1994, respectively), U.S. Government obligations, corporate bonds, international equity funds, real estate and money market funds.

The following table sets forth the status of the unfunded Executive Pension Makeup Plan and the amounts included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

- ---------------------------------------------------------------------------------------------------------
                                                             February 1,      February 2,     February 3,
                                                                1996             1995           1994
- ---------------------------------------------------------------------------------------------------------
      Actuarial present value of:
         Vested benefits                                      $  9,216         $ 6,734         $ 6,493
         Nonvested benefits                                          5              23               9
- ---------------------------------------------------------------------------------------------------------
         Accumulated benefit obligation                          9,221           6,757           6,502
         Effect of projected future salary increases             1,782           1,408           1,861
- ---------------------------------------------------------------------------------------------------------
         Projected benefit obligation                           11,003           8,165           8,363
- ---------------------------------------------------------------------------------------------------------
      Projected benefit obligation in excess of plan assets    (11,003)         (8,165)         (8,363)
      Unrecognized net (gain) loss                               1,115            (869)             (7)
      Unrecognized prior service cost                              946           1,041           1,136
      Unrecognized net transition liability                      1,326           1,507           1,688
      Additional minimum liability                              (1,605)           (271)           (956)
- ---------------------------------------------------------------------------------------------------------
      Accrued pension cost                                    $ (9,221)        $(6,757)        $(6,502)
                                                              -----------------------------------------
- ---------------------------------------------------------------------------------------------------------

                               ALBERTSON'S, INC.


Net periodic pension cost is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status is determined using assumptions as of the end of each year. Assumptions used at the end of each year for all Company-sponsored plans were as follows:

- ---------------------------------------------------------------------------------------------------------
                                                                1995             1994            1993
- ---------------------------------------------------------------------------------------------------------
      Weighted-average discount rate                               7.25%           8.50%             7.00%
      Annual salary increases                                 4.50-5.00%      4.50-5.00%        4.50-4.70%
      Expected long-term rate of return on assets                  9.00%           9.00%             9.00%
- ---------------------------------------------------------------------------------------------------------

The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $23,777,000 for 1995, $17,354,000 for 1994 and $16,025,000 for 1993. The Company's relative positions in these plans with respect to the actuarial present value of the accumulated benefit obligation and the projected benefit obligation, net assets available for benefits and the assumed rates of return used by the plans are not readily available.

The Company sponsors a tax deferred savings plan which is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. Employees eligible to participate are those who are at least 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. All contributions are determined and made by the employees and the Company incurs no material costs in connection with this plan.

Most retired employees of the Company are eligible to remain in its health and life insurance plans. Retirees who elect to remain in the Company-sponsored plans are charged a premium which is equal to the difference between the estimated costs of the benefits for the retiree group and a fixed contribution amount made by the Company. Net periodic postretirement benefit cost was as follows (in thousands):

- --------------------------------------------------------------------------------
                                               1995          1994          1993
- --------------------------------------------------------------------------------
      Service cost                            $  979        $  812        $  574
      Interest cost                              889           669           605
- --------------------------------------------------------------------------------
                                              $1,868        $1,481        $1,179
                                              ----------------------------------
- --------------------------------------------------------------------------------

The following table sets forth the actuarial present value of the accumulated postretirement benefit obligation (APBO) and related liabilities included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

- ---------------------------------------------------------------------------------------------------
                                                        February 1,     February 2,     February 3,
                                                           1996            1995            1994
- ---------------------------------------------------------------------------------------------------
      Existing retired employees                         $ 2,176          $1,706          $1,613
      Active employees fully eligible                      3,402           1,871           1,800
      Other active employees                               6,908           4,639           5,645
- ---------------------------------------------------------------------------------------------------
      Accumulated postretirement benefit obligation       12,486           8,216           9,058
      Unrecognized net gain (loss) and effects
         of changes in assumptions                        (1,503)          1,402            (963)
- ---------------------------------------------------------------------------------------------------
      Accrued postretirement benefit liabilities         $10,983          $9,618          $8,095
                                                         ---------------------------------------
      Assumed discount rate                                 7.25%           8.50%           7.00%
- ---------------------------------------------------------------------------------------------------

Annual rates of increases in health care costs are not applicable in the calculation of the APBO because the Company's contribution is a fixed amount.

                               ALBERTSON'S, INC.


At the beginning of 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured for its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. In prior years, expenses for disability benefits were charged to earnings under the pay-as-you-go method. The total cumulative effect of this accounting change (net of $10.6 million in tax benefits) was to decrease net earnings by $17.0 million or $.07 per share. The impact of this change on 1994 operations was not material. As of February 1, 1996, $30.0 million of the obligation for postemployment benefits was included with other long-term liabilities and $4.4 million was included with current salaries and related liabilities in the Company's consolidated balance sheets. As of February 2, 1995, $25.8 million of the obligation for postemployment benefits was included with other long-term liabilities and $3.0 million was included with current salaries and related liabilities in the Company's consolidated balance sheets.

The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $84,709,000 for 1995, $106,439,000 for 1994 and $90,613,000 for 1993. The Company's relative positions in these plans with respect to any accumulated benefit obligations are not readily available.

The Company has bonus plans for store management personnel and other key management personnel. Amounts charged to earnings under all bonus plans were $58,782,000 for 1995, $58,406,000 for 1994 and $53,907,000 for 1993.

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

Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Contingent rents associated with capitalized leases were $1,948,000 in 1995, $2,141,000 in 1994 and $2,716,000 in 1993. Following is
an analysis of the Company's capitalized leases (in thousands):

- -------------------------------------------------------------------------------
                                    February 1,      February 2,    February 3,
                                       1996             1995           1994
- -------------------------------------------------------------------------------
      Real estate                     $183,183        $179,893        $154,157
      Equipment                            133             133           1,641
- -------------------------------------------------------------------------------
                                      $183,316        $180,026        $155,798
                                      ----------------------------------------
- -------------------------------------------------------------------------------

      Accumulated amortization        $ 81,938        $ 78,183        $ 73,074
- -------------------------------------------------------------------------------

                               ALBERTSON'S, INC.


Future minimum lease payments for capitalized lease obligations at February 1, 1996, are as follows (in thousands):

- --------------------------------------------------------------------------------------------
                                                   Real Estate      Equipment         Total
- --------------------------------------------------------------------------------------------
      1996                                          $  22,160         $ 36         $  22,196
      1997                                             22,262           36            22,298
      1998                                             21,787           12            21,799
      1999                                             21,085                         21,085
      2000                                             21,849                         21,849
      Remainder                                       184,289                        184,289
- --------------------------------------------------------------------------------------------
      Total minimum obligations                       293,432           84           293,516
      Less interest                                  (156,919)         (16)         (156,935)
- --------------------------------------------------------------------------------------------
      Present value of net minimum obligations        136,513           68           136,581
      Less current portion                             (7,290)         (26)           (7,316)
- --------------------------------------------------------------------------------------------
      Long-term obligations at February 1, 1996     $ 129,223         $ 42         $ 129,265
                                                    ----------------------------------------
- --------------------------------------------------------------------------------------------

Minimum obligations have not been reduced by minimum capitalized sublease rentals of $4,200,000 receivable in the future under noncancelable capitalized subleases.

Rent expense under operating leases was as follows (in thousands):

- ------------------------------------------------------------------------
                                1995             1994             1993
- ------------------------------------------------------------------------
      Minimum rent            $ 68,528         $ 65,566         $ 66,506
      Contingent rent            4,088            4,634            4,641
- ------------------------------------------------------------------------
                                72,616           70,200           71,147
      Less sublease rent       (19,573)         (19,055)         (17,232)
- ------------------------------------------------------------------------
                              $ 53,043         $ 51,145         $ 53,915
                              ------------------------------------------
- ------------------------------------------------------------------------

Future minimum lease payments for all noncancelable operating leases and related subleases having a remaining term in excess of one year at February 1, 1996, are as follows (in thousands):

- ----------------------------------------------------------------------------------------
                                               Minimum         Sublease
                                            Lease Payment    Rental Income         Net
- ----------------------------------------------------------------------------------------
1996                                           $ 68,429        $(11,848)        $ 56,581
1997                                             70,665         (11,908)          58,757
1998                                             73,000         (11,245)          61,755
1999                                             74,056          (8,660)          65,396
2000                                             71,739          (5,774)          65,965
Remainder                                       634,586         (26,479)         608,107
- ----------------------------------------------------------------------------------------
Total minimum obligations (receivables)        $992,475        $(75,914)        $916,561
                                               -----------------------------------------
- ----------------------------------------------------------------------------------------

The present value of minimum lease payments under operating leases using an assumed interest rate of 9.5% was approximately $485 million at February 1, 1996.

                               ALBERTSON'S, INC.


Financial Instruments

Financial instruments with off-balance-sheet risk to the Company include lease guarantees whereby the Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures. Minimum rentals guaranteed under assigned leases are $5.3 million in 1996 and aggregate $57.2 million for the remaining lease terms, which expire at various dates through 2020. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements.

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and receivables. The Company limits the amount of credit exposure to any one financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.

The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and commercial paper borrowings approximate their carrying amount. The estimated fair values and carrying amounts of long-term debt borrowings (excluding commercial paper) were as follows (in millions):

- -------------------------------------------------------------------------------
                                       February 1,    February 2,   February 3,
                                          1996           1995          1994
- -------------------------------------------------------------------------------
Fair value                                $483.9        $463.0        $565.4
Carrying amount                            471.8         474.2         550.9
- -------------------------------------------------------------------------------

Substantially all of these fair values were determined from quoted market prices. The Company has not determined the fair value of lease guarantees due to the inherent difficulty in evaluating the credit worthiness of each tenant.

New Accounting Standard

In March 1995 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This new standard requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This statement will be effective for the Company's 1996 fiscal year. The Company's existing accounting policies are such that this pronouncement is not expected to have a material effect on the Company's financial position or results of operations.

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

The Audit Committee of the Board of Directors, composed entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Audit Committee meets with internal and external auditors four times per year to review audit plans and audit results. This provides internal and external auditors direct access to the Board of Directors.

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



/s/Gary G. Michael                            /s/ A. Craig Olson

Gary G.  Michael                              A. Craig Olson
Chairman of the Board and                     Senior Vice President, Finance and
Chief Executive Officer                       Chief Financial Officer

                               ALBERTSON'S, INC.

INDEPENDENT AUDITORS' REPORT


[DELOITTE & TOUCHE LLP LOGO]

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALBERTSON'S, INC.:

We have audited the accompanying consolidated balance sheets of Albertson's, Inc. and subsidiaries as of February 1, 1996, February 2, 1995 and February 3, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc. and subsidiaries at February 1, 1996, February 2, 1995 and February 3, 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, in fiscal year 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.


/s/ Deloitte & Touche LLP

Boise, Idaho
March 20, 1996

                               ALBERTSON'S, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

- ------------------------------------------------------------------------------------------------------------------------------
                                               52 WEEKS           52 WEEKS         53 WEEKS         52 WEEKS         52 WEEKS
                                              FEBRUARY 1,        FEBRUARY 2,      FEBRUARY 3,      JANUARY 28,      JANUARY 30,
(Dollars in thousands except per share data)     1996               1995             1994             1993             1992
- ------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
   Sales                                      $12,585,034       $11,894,621       $11,283,678      $10,173,676      $8,680,467
   Gross profit                                 3,222,768         3,012,327         2,791,154        2,452,852       2,081,517
   Interest expense:
     Debt                                          31,895            38,806            27,945           22,245           5,863
     Capitalized lease obligations                 15,234            13,412            12,233           11,560          12,278
   Earnings before income taxes and
     cumulative effects of
     accounting changes                           758,501           678,652           552,215          443,721         406,394
   Income taxes                                   293,540           261,281           212,534          167,646         148,600
   Earnings before cumulative effects
     of accounting changes                        464,961           417,371           339,681          276,075         257,794
   Cumulative effects of
     accounting changes                                             (17,006)                            (6,858)
   Net earnings                                   464,961           400,365           339,681          269,217         257,794
   Net earnings as a percent to sales                3.69%             3.37%             3.01%            2.65%           2.97%
- ------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA:
   Earnings per share before cumulative
     effects of accounting changes            $      1.84       $      1.65       $      1.34      $      1.04      $      .97
   Cumulative effects of
     accounting changes                                                (.07)                              (.02)
   Earnings per share                                1.84              1.58              1.34             1.02             .97
   Cash dividends per share                           .52               .44               .36              .32             .28
   Book value per share                              7.75              6.65              5.48             5.25            4.54
- ------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
   Total assets                               $ 4,135,911       $ 3,621,729       $ 3,294,895      $ 2,945,573      $2,216,247
   Working capital                                194,509            94,150           132,169          200,483          99,039
   Long-term debt                                 602,993           382,775           554,092          404,476          52,510
   Capitalized lease obligations                  129,265           129,573           110,919          103,764          99,159
   Stockholders' equity                         1,952,523         1,687,893         1,389,379        1,388,428       1,199,452
- ------------------------------------------------------------------------------------------------------------------------------
OTHER YEAR END STATISTICS:
   Number of stores                                   764               720               676              656             562
   Number of employees:
     Total                                         80,000            76,000            75,000           71,000          60,000
     Full-time equivalents                         66,000            60,000            58,000           54,000          45,000
- ------------------------------------------------------------------------------------------------------------------------------

- - Refer to the "Employee Benefit Plans" note in Notes to Consolidated Financial Statements regarding the 1994 adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

- - Refer to the "Nonrecurring Charge" and "Indebtedness" notes in Notes to Consolidated Financial Statements regarding the 1993 charge to cover the settlement of a lawsuit and the reduction of interest expense due to the successful resolution of a tax issue for which interest expense had previously been accrued.

- - In fiscal 1992 the Company adopted two Statements of Financial Accounting Standards, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

- - On April 13, 1992, the Company purchased 74 Jewel Osco combination food-drug stores, a general merchandise warehouse and related assets, including potential store locations, from American Stores Company.

                               ALBERTSON'S, INC.

QUARTERLY FINANCIAL DATA

- -----------------------------------------------------------------------------------------------------------------
   (Dollars in thousands except
     per share data - Unaudited)            First          Second          Third          Fourth         Year
- -----------------------------------------------------------------------------------------------------------------
      1995
      Sales                               $3,083,424     $3,119,216     $3,103,578     $3,278,816     $12,585,034
      Gross profit                           775,215        795,796        796,785        854,972       3,222,768
      Net earnings                            99,274        106,229        105,350        154,108         464,961
      Earnings per share                         .39            .42            .42            .61            1.84
- -----------------------------------------------------------------------------------------------------------------
      1994
      Sales                               $2,909,808     $2,987,680     $2,928,012     $3,069,121     $11,894,621
      Gross profit                           722,755        750,912        740,410        798,250       3,012,327
      Earnings before cumulative effect
         of accounting change                 85,157         93,677         94,326        144,211         417,371
      Net earnings                            68,151         93,677         94,326        144,211         400,365
      Earnings per share before
         cumulative effect of
         accounting change                       .34            .37            .37            .57            1.65
      Earnings per share                         .27            .37            .37            .57            1.58
- -----------------------------------------------------------------------------------------------------------------

The Company estimates the quarterly LIFO reserves which cannot be accurately determined until year end. The LIFO method of valuing inventories increased (decreased) net earnings and earnings per share as follows:

- ----------------------------------------------------------------------------------------------------
(Dollars in thousands except per
  share data - Unaudited)                  First        Second       Third       Fourth       Year
- ----------------------------------------------------------------------------------------------------
1995
Net earnings                             $(6,804)     $(6,804)     $(2,513)     $5,643     $(10,478)
Earnings per share                          (.03)        (.03)        (.01)        .03         (.04)
- ----------------------------------------------------------------------------------------------------
1994
Net earnings                             $(7,380)     $(5,966)     $(1,660)     $9,381     $ (5,625)
Earnings per share                          (.03)        (.02)        (.01)        .04         (.02)
- ----------------------------------------------------------------------------------------------------


- - In 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Refer to the "Employee Benefit Plans" note in Notes to Consolidated Financial Statements.

Company Stock Information

The Company's stock is traded on the New York and Pacific Stock Exchanges under the symbol ABS. An analysis of high and low stock prices by quarter is as follows:

- --------------------------------------------------------------------------------------------------------------
                   First             Second              Third             Fourth                  Year
- --------------------------------------------------------------------------------------------------------------
               High    Low        High    Low        High    Low        High       Low        High     Low
- --------------------------------------------------------------------------------------------------------------
     1995     32 1/2  29 7/8     31 5/8  27 1/4     34 5/8  28 5/8     35 5/8    30 3/8      35 5/8     27 1/4
     1994     30 7/8  25 1/8     28 3/4  25 3/4     30 1/4  26 1/8     30 5/8    27 5/8      30 7/8     25 1/8
     1993     29      23 3/8     29 3/4  25 1/4     29 1/4  24 1/8     28        23 3/8      29 3/4     23 3/8
- --------------------------------------------------------------------------------------------------------------

Cash dividends per share were:

- -------------------------------------------------------------------------------
                             First       Second     Third      Fourth      Year
- -------------------------------------------------------------------------------
      1995                   $.13         $.13      $.13        $.13       $.52
      1994                    .11          .11       .11         .11        .44
      1993                    .09          .09       .09         .09        .36
- -------------------------------------------------------------------------------


- - Stock prices and dividend information have been adjusted to reflect the two-for-one stock split distributed October 4, 1993.

- - In March 1996, the Board of Directors increased dividends to an annual rate of $.60 per share, an increase of 15.4% over 1995. The new quarterly rate of $.15 per share will be paid on May 25, 1996, to stockholders of record on May 3, 1996.


               This annual report is printed on recycled paper.