Form 10-K, Exhibit 13
period 1997-01-30
ALBERTSONS INC /DE/
filed 1997-04-08
CIK 3333

                                                                      EXHIBIT 13
                                Albertson's, Inc.


Financial Review


RESULTS OF OPERATIONS

     The Company has reported increased sales and earnings for 27 consecutive years. Sales for 1996 were $13.8 billion, compared to $12.6 billion in 1995 and $11.9 billion in 1994. The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:

                                   Percent to Sales                  Percentage Change
                                                               1996         1995       1994
                                  1996    1995    1994       VS. 1995     vs. 1994   vs. 1993
---------------------------------------------------------------------------------------------
Sales                            100.00  100.00  100.00         9.5          5.8       5.4(1)
Gross profit                      25.88   25.53   25.29        11.0          6.8       8.2
Selling, general and
  administrative expenses         19.71   19.12   19.04        12.9          6.2       5.8
Operating profit                   6.17    6.41    6.25         5.2          8.6      16.3
Net interest expense               0.47    0.44    0.52        16.1        (10.5)     21.9
Earnings before income taxes
  and cumulative effect
  of accounting change             5.77     6.03   5.71         4.8         11.8      22.9
Net earnings                       3.58     3.69   3.37         6.2         16.1      17.9

 (1) Increase is 7.4% when compared on a 52-week basis to 1993, a 53-week year

     Increases in sales are primarily attributable to comparable store sales increases (including inflation) and the continued expansion of net retail square footage. Comparable store sales, stores (including replacement stores) that have been in operation for two full fiscal years, increased 2.1% in 1996, 1.0% in 1995 and 2.6% (on a comparable 52-week basis to 1993, a 53-week year) in 1994. Comparable store sales continued to increase through higher average ticket sales per customer. Management estimates that inflation accounted for approximately 0.6% of the comparable store sales increase in 1996 and 1995, and 0.7% in 1994. During 1996 the Company opened 70 stores, remodeled 42 stores and closed 8 stores for a net retail square footage increase of 3.5 million square feet. Net retail square footage increased 9.6% in 1996, 7.6% in 1995 and 7.7% in 1994. In addition to new store development, the Company plans to increase sales through its continued investment in specific programs initiated in 1996. Such programs include the Front End Manager program, the home meal solutions process called "Quick Fixin' Ideas(SM)," expansion of the Company's pharmacy business and increased emphasis on training programs utilizing Computer Guided Training. The Company also began a new advertising campaign in February 1997, supported by the largest investment in broadcast media in the Company's history.

     Beginning with the first quarter of 1996, the Company has classified advertising expenses as cost of sales. Previously, advertising expenses were included in selling, general and administrative expenses. Reclassifications have been made in prior periods to conform to this new presentation.

                              Financial Section 19

                                Albertson's, Inc.

     Gross profit, as a percent to sales, increased due primarily to the continued utilization and increased efficiencies of Company-owned distribution facilities. The Company's distribution centers provided 77% of all products purchased by retail stores during 1996, 1995 and 1994. Utilization of the Company's distribution centers has enabled the Company to improve its control over product costs and product distribution. Since March 1994, all of the Company's retail stores have been serviced by Company-owned distribution centers. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by 0.11% in 1996, 0.14% in 1995 and 0.08% in 1994.

     Selling, general and administrative (SG&A) expenses, as a percent to sales, increased in 1996 due primarily to increased salary and related benefit costs resulting from the Company's 1996 initiatives to increase sales; and increased depreciation expense associated with the Company's expansion program. The 1995 increase was due primarily to increased depreciation expense associated with the Company's expansion program. In addition to increasing sales, the Company will continue to implement new technologies that increase productivity and emphasize cost containment programs to control SG&A expenses as a percent to sales.

     The 1996 increase in net interest expense resulted from additional borrowings. The 1995 reduction in net interest expense resulted from increased capitalized interest associated with the Company's capital expenditure program and reduced average outstanding debt balances. The 1994 increase in net interest expense over 1993 resulted from adjustments taken in 1993.

     Net earnings for 1994 were reduced by $17.0 million (0.14% to sales) for the cumulative effect of the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." Net earnings excluding this adjustment would have been 3.51% to sales in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash provided by operating activities during 1996 was $657 million compared to $793 million in 1995 and $612 million in 1994. The 1996 decrease in cash provided by operating activities was due primarily to changes in inventories and accounts payable. During 1996 the Company spent $673 million on capital expenditures, $55 million to purchase and retire stock and $146 million for the payment of dividends (which represents 29.6% of 1996 net earnings).

     The Company utilizes its commercial paper program to supplement cash requirements from seasonal fluctuations in working capital resulting from operations and the Company's capital expenditure program. Accordingly, commercial paper borrowings will fluctuate between the Company's quarterly reporting periods. The Company had $329 million of commercial paper borrowings outstanding at January 30, 1997, compared to $209 million at February 1, 1996 and $110 million at February 2, 1995. As of January 30, 1997, the Company had a revolving credit agreement for $600 million which was reserved as alternative funding for the Company's commercial paper program. The Company also had bank lines of credit for $45 million as of January 30, 1997.

     In 1996 the Company issued $200 million of 30-year 7.75% debentures under a shelf registration statement filed with the Securities and Exchange Commission in May 1996. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program. Medium-term notes up to $300 million remain available for issuance under the 1996 shelf registration statement.

     In 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the Securities and Exchange Commission in 1992. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program. All debt available for issuance under the 1992 shelf registration statement has been issued.

                              20 Financial Section

                               Albertson's, Inc.

     Since 1987 the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase and retire shares of its common stock. The program adopted by the Board on March 3, 1997, authorizes the Company to purchase and retire up to 7 million shares from April 1, 1997 through March 31, 1998. Under these programs, 1.6 million shares were purchased and retired in 1996, 2.6 million shares were purchased and retired in 1995 and no shares were purchased in 1994.

     The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

                                                                            JANUARY 30,    February 1,    February 2,
                                                                               1997           1996           1995
---------------------------------------------------------------------------------------------------------------------
Long-term debt (including capitalized lease obligations) to capital(1)         31.9%          27.3%          23.3%
Long-term debt (including capitalized lease obligations) to total assets       22.3           17.7           14.1

(1) Capital includes long-term debt, capitalized leases and stockholders' equity

     The average size of stores opened in 1996, 52,300 square feet, increased the Company's average store size to 48,200 square feet. At January 30, 1997, 94% of the Company's retail square footage consisted of stores over 35,000 square feet. Retail square footage has also increased due to the Company's remodel program. In 1996, six of the 42 remodeled stores were expanded in size. The Company continues to retain ownership of real estate when possible.

     During the past three years, the Company has invested $172 million (excluding inventory) in its distribution operations and has added 1.4 million square feet of new or expanded facilities. A new 698,000-square-foot full-line distribution center in the Company's Houston, Texas market began limited operations in February 1996 and became fully operational on March 18, 1996. The Company purchased an existing 818,000-square-foot warehouse in Plant City, Florida in February 1993. This center was remodeled and expanded to 954,000 square feet to add frozen and perishable storage areas. It began limited operations in December 1993 and became fully operational in March 1994.

     Capital expenditures for 1997 (excluding amounts anticipated to be financed by operating leases) are expected to be approximately $615 million. New stores and remodels will continue to be the most significant portion of planned capital expenditures. The Company is committed to keeping its stores up to date. In the last three years, the Company has opened and remodeled 324 stores representing 40% of the Company's retail square footage as of January 30, 1997. The following summary of capital expenditures includes capital leases, assets acquired with related debt and the estimated fair value of property financed by operating leases (in thousands):

                                             1997
                                         (PROJECTED)     1996        1995        1994
---------------------------------------------------------------------------------------
New and acquired stores                    $410,000    $460,188    $412,868    $320,479
Remodels                                     95,000     117,358     120,709      86,381
Retail replacement equipment and
  technological upgrades                     65,000      52,478      15,692      36,464
Distribution facilities and equipment        25,000      34,812      98,731      38,490
Other                                        20,000      21,171      16,257      17,119
---------------------------------------------------------------------------------------
Total capital expenditures                  615,000     686,007     664,257     498,933
Estimated fair value of property
  financed by operating leases               35,000      47,000      30,000      18,000
---------------------------------------------------------------------------------------
                                           $650,000    $733,007    $694,257    $516,933
                                           --------------------------------------------

                              Financial Section 21

                                Albertson's Inc.

     The Company's strong financial position provides the flexibility for the Company to grow through future acquisitions or to purchase and retire its common stock if it so chooses. The Board of Directors at its March 1997 meeting increased the regular quarterly cash dividend to $.16 per share, for an annual rate of $.64 per share.

NEW ACCOUNTING STANDARD

     In March 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This new standard requires dual presentation of basic and diluted earnings per share (EPS) on the face of the earnings statement and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. This statement will be effective for the Company's 1997 fiscal year. The Company's current EPS calculation conforms to basic EPS. Diluted EPS will not be materially different from basic EPS since potential common shares in the form of stock options are not materially dilutive.


CAUTIONARY STATEMENT FOR PURPOSES OF "SAFE HARBOR PROVISIONS" OF THE PRIVATE SECURITIES

LITIGATION REFORM ACT OF 1995

     From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, contain forward-looking information. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims, labor negotiations, ability to recruit and develop employees, ability to develop new stores or complete remodels as rapidly as planned and stability of product costs.

     Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information.

                              22 Financial Section

                               Albertson's, Inc.

Consolidated Earnings

                                                            52 WEEKS             52 Weeks            52 Weeks
                                                           JANUARY 30,          February 1,         February 2,
(In thousands except per share data)                          1997                  1996                1995
---------------------------------------------------------------------------------------------------------------
SALES                                                     $13,776,678          $12,585,034          $11,894,621
Cost of sales                                              10,211,348            9,371,736            8,886,727
---------------------------------------------------------------------------------------------------------------
Gross profit                                                3,565,330            3,213,298            3,007,894
Selling, general and administrative expenses                2,715,776            2,406,082            2,264,756
---------------------------------------------------------------------------------------------------------------
Operating profit                                              849,554              807,216              743,138
Other (expenses) income:
  Interest, net                                               (64,569)             (55,633)             (62,141)
  Other, net                                                    9,862                6,918               (2,345)
---------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect
  of accounting change                                        794,847              758,501              678,652
Income taxes                                                  301,068              293,540              261,281
---------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting change        493,779              464,961              417,371
Cumulative effect of accounting change:
  Postemployment benefits                                                                               (17,006)
---------------------------------------------------------------------------------------------------------------
NET EARNINGS                                              $   493,779          $   464,961          $   400,365

Earnings per share before cumulative effect
  of accounting change                                    $      1.96          $      1.84          $      1.65
Cumulative effect of accounting change:
  Postemployment benefits                                                                                  (.07)
---------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                        $      1.96          $      1.84          $      1.58
                                                          -----------------------------------------------------
Average number of common shares outstanding                   251,710              253,080              253,633

See Notes to Consolidated Financial Statements.

                              Financial Section 23

                                Albertson's, Inc.

Consolidated Balance Sheets

                                                                              JANUARY 30,       February 1,      February 2,
 (Dollars in thousands)                                                          1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
 ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents                                                 $   90,865        $   69,113        $   50,224
   Accounts and notes receivable                                                 98,364            98,340           109,324
   Inventories                                                                1,201,067         1,030,246           948,561
   Prepaid expenses                                                              42,823            22,855            19,257
   Deferred income taxes                                                         42,804            62,448            62,223
---------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                                     1,475,923         1,283,002         1,189,589
 OTHER ASSETS                                                                   184,070           155,427           122,781
 LAND, BUILDINGS AND EQUIPMENT, NET                                           3,054,640         2,697,482         2,309,359
---------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                $4,714,633        $4,135,911        $3,621,729
                                                                             ----------------------------------------------

 LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Accounts payable                                                          $  682,305        $  648,963        $  575,551
   Salaries and related liabilities                                             135,681           134,096           114,906
   Taxes other than income taxes                                                 67,086            44,413            38,212
   Income taxes                                                                  14,409            35,546            37,913
   Self-insurance                                                                63,999            68,899            63,905
   Unearned income                                                               36,539            32,208            22,092
   Other                                                                         46,161            38,815            34,810
   Current maturities of long-term debt                                             975            78,237           201,146
   Current capitalized lease obligations                                          7,938             7,316             6,904
---------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                                1,055,093         1,088,493         1,095,439
 LONG-TERM DEBT                                                                 921,704           602,993           382,775
 CAPITALIZED LEASE OBLIGATIONS                                                  130,050           129,265           129,573
 OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS                               360,768           362,637           326,049
 STOCKHOLDERS' EQUITY:
   Preferred stock - $1.00 par value; authorized - 10,000,000 shares;
     designated - 3,000,000 shares of Series A Junior Participating;
     issued - none
Common stock - $1.00 par value; authorized - 600,000,000
     shares; issued - 250,690,105 shares, 251,918,576 shares
     and 253,984,381 shares, respectively                                       250,690           251,919           253,984
   Capital in excess of par value                                                    92             3,269            11,322
   Retained earnings                                                          1,996,236         1,697,335         1,422,587
---------------------------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                              2,247,018         1,952,523         1,687,893
---------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $4,714,633        $4,135,911        $3,621,729
                                                                             ----------------------------------------------

See Notes to Consolidated Financial Statements.

                              24 Financial Section

                                Albertson's, Inc.

Consolidated Cash Flows

                                                                   52 WEEKS          52 Weeks          52 Weeks
                                                                  JANUARY 30,       February 1,       February 2,
(In thousands)                                                       1997              1996              1995
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                      $ 493,779         $ 464,961         $ 400,365
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Depreciation and amortization                                     294,341           251,450           226,467
  Net deferred income taxes                                          33,868              (590)          (18,956)
  Cumulative effect of accounting change                                                                 17,006
  Changes in operating assets and liabilities:
    Receivables and prepaid expenses                                (19,992)            7,386              (499)
    Inventories                                                    (170,821)          (81,685)          (76,842)
    Accounts payable                                                 33,342            73,412           (24,825)
    Other current liabilities                                        14,716            18,482             3,999
    Self-insurance                                                  (11,234)            9,406            31,125
    Unearned income                                                 (10,735)           34,960            51,318
    Other long-term liabilities                                        (313)           15,682             3,059
----------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                     656,951           793,464           612,217
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                             (673,310)         (656,331)         (470,589)
  Proceeds from disposals of land, buildings and equipment           31,095            23,267            42,094
  Increase in other assets                                          (28,643)          (32,646)          (31,971)
----------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                        (670,858)         (665,710)         (460,466)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net line of credit activity                                                                           (10,000)
  Proceeds from long-term borrowings                                202,000           202,525             3,960
  Payments on long-term borrowings                                  (88,202)         (211,463)          (86,973)
  Net commercial paper activity                                     119,601            99,657            29,828
  Proceeds from stock options exercised                               3,328             4,902             5,697
  Cash dividends paid                                              (146,060)         (126,672)         (106,502)
  Stock purchased and retired                                       (55,008)          (77,814)
----------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities            35,659          (108,865)         (163,990)
----------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 21,752            18,889           (12,239)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       69,113            50,224            62,463
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                          $  90,865         $  69,113         $  50,224
                                                                  ---------------------------------------------

See Notes to Consolidated Financial Statements.

                              Financial Section 25

                               Albertson's, Inc.

Consolidated Stockholders' Equity

                                                Common             Capital in
                                              Stock $1.00          Excess of             Retained
(In thousands except per share data)           Par Value           Par Value             Earnings                Total
------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 3, 1994                    $ 253,407           $   2,117           $ 1,133,855           $ 1,389,379
Exercise of stock options                            577               5,120                                       5,697
Tax benefits related to stock options                                  4,085                                       4,085
Cash dividends, $.44 per share                                                            (111,633)             (111,633)
Net earnings                                                                               400,365               400,365
------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 2, 1995                      253,984              11,322             1,422,587             1,687,893
Exercise of stock options                            515               4,387                                       4,902
Tax benefits related to stock options                                  4,064                                       4,064
Stock purchased and retired                       (2,580)            (16,504)              (58,730)              (77,814)
Cash dividends, $.52 per share                                                            (131,483)             (131,483)
Net earnings                                                                               464,961               464,961
------------------------------------------------------------------------------------------------------------------------
BALANCE AT FEBRUARY 1, 1996                      251,919               3,269             1,697,335             1,952,523
Exercise of stock options                            351               2,977                                       3,328
Tax benefits related to stock options                                  3,310                                       3,310
Stock purchased and retired                       (1,580)             (9,464)              (43,964)              (55,008)
Cash dividends, $.60 per share                                                            (150,914)             (150,914)
Net earnings                                                                               493,779               493,779
------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 30, 1997                    $ 250,690           $      92           $ 1,996,236           $ 2,247,018
                                               -------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                              26 Financial Section

                               Albertson's, Inc.

Notes to Consolidated Financial Statements

THE COMPANY

     Albertson's, Inc. (the "Company") is incorporated under the laws of the State of Delaware and is the successor to a business founded by J. A. Albertson in 1939. Based on sales, the Company is one of the largest retail food - drug chains in the United States, with operations in 20 Western, Midwestern and Southern states. As of January 30, 1997, the Company operated 826 stores. Retail operations are supported by 11 Company-owned distribution centers, strategically located in the Company's operating markets.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR END The Company's fiscal year is generally 52 weeks and periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31 each year. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.
CONSOLIDATION The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. All material intercompany balances have been eliminated.
CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of government-backed money market funds and repurchase agreements backed by government securities, are recorded at cost which approximates market value.
INVENTORIES The Company values inventories at the lower of cost or market. Cost of substantially all inventories is determined on a last-in, first-out (LIFO) basis.
CAPITALIZATION, DEPRECIATION AND AMORTIZATION Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements -- 10 to 35 years; fixtures and equipment -- 3 to 8 years; leasehold improvements -- 10 to 15 years; and capitalized leases -- 25 to 30 years.

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

                              Financial Section 27

                               Albertson's, Inc.

STORE OPENING AND CLOSING COSTS Noncapital expenditures incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred. When a store is closed the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease recovery, is also expensed.
STOCK OPTIONS Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.
INCOME TAXES The Company provides for deferred income taxes resulting from timing differences in reporting certain income and expense items for income tax and financial accounting purposes. The major timing differences and their net effect are shown in the "Income Taxes" note. Investment tax credits have been deferred and are being amortized over the remaining useful life of the related asset.
EARNINGS PER SHARE Earnings per share are computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Equivalent shares in the form of stock options are excluded from the calculation since they are not materially dilutive.
RECLASSIFICATIONS Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.
USE OF ESTIMATES The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SUPPLEMENTAL CASH FLOW INFORMATION

     Selected cash payments and noncash activities were as follows (in thousands):

                                                                 1996         1995        1994
-----------------------------------------------------------------------------------------------
Cash payments for income taxes                                 $288,590    $284,383    $285,884
Cash payments for interest,
   net of amounts capitalized                                    59,284      45,131      51,103
Noncash investing and financing activities:
  Capitalized lease obligations incurred                         12,005       7,926      28,232
  Capitalized lease obligations terminated                        3,240       1,232       2,658
  Tax benefits related to stock options                           3,310       4,064       4,085
  Liabilities assumed in connection with asset acquisitions         692                     112

                              28 Financial Section

                                Albertson's, Inc.

ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable consist of the following (in thousands):

                                              JANUARY 30,        February 1,        February 2,
                                                  1997              1996                1995
----------------------------------------------------------------------------------------------
 Trade and other accounts receivable           $ 97,186           $ 95,112           $ 108,080
 Current portion of notes receivable              2,178              4,478               2,606
 Allowance for doubtful accounts                 (1,000)            (1,250)             (1,362)
----------------------------------------------------------------------------------------------
                                               $ 98,364           $ 98,340           $ 109,324
                                               -----------------------------------------------

INVENTORIES

     Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $232,849,000, $217,831,000 and $200,738,000 higher at the end of 1996, 1995 and 1994, respectively. Net earnings would have been higher by $9,329,000 ($.04 per share) in 1996, $10,478,000 ($.04 per share) in 1995 and $5,625,000 ($.02 per share) in 1994.
The replacement cost of inventories valued at LIFO approximates FIFO cost.

LAND, BUILDINGS AND EQUIPMENT

     Land, buildings and equipment consist of the following (in thousands):

                                                          JANUARY 30,        February 1,        February 2,
                                                             1997               1996                1995
-----------------------------------------------------------------------------------------------------------
Land                                                     $  700,208          $  611,588         $   527,125
Buildings                                                 1,799,976           1,525,769           1,242,813
Fixtures and equipment                                    1,607,454           1,427,047           1,258,749
Leasehold improvements                                      328,249             315,658             287,544
Capitalized leases                                          186,768             183,316             180,026
-----------------------------------------------------------------------------------------------------------
                                                          4,622,655           4,063,378           3,496,257
Less accumulated depreciation and amortization            1,568,015           1,365,896           1,186,898
-----------------------------------------------------------------------------------------------------------
                                                        $ 3,054,640         $ 2,697,482         $ 2,309,359
                                                        ---------------------------------------------------

                              Financial Section 39

                                Albertson's, Inc.

INDEBTEDNESS

     Long-term debt includes the following (in thousands):

                                                    JANUARY 30,       February 1,       February 2,
                                                       1997              1996              1995
--------------------------------------------------------------------------------------------------
Commercial paper                                    $ 328,996         $ 209,395         $ 109,738
Unsecured 7.75% debentures due June 2026              200,000
Unsecured 6.375% notes due June 2000                  200,000           200,000
Unsecured 6.375% notes due May 1995                                                       150,000
Medium-term notes, unsecured:
  Due March 2000 (6.14% interest)                      89,650            89,650            89,650
  Due March 1998 (5.68% interest)                      85,425            85,425            85,425
  Due March 1996 (4.86% interest)                                        77,000            77,000
  Due May 1995 (6.15% interest)                                                            50,000
Industrial revenue bonds                               14,860            15,710            16,550
Mortgage notes and other unsecured notes payable        3,748             4,050             5,558
--------------------------------------------------------------------------------------------------
                                                      922,679           681,230           583,921
Less current maturities                                  (975)          (78,237)         (201,146)
--------------------------------------------------------------------------------------------------
                                                    $ 921,704         $ 602,993         $ 382,775
                                                    ----------------------------------------------

     The Company has in place a $600 million commercial paper program. Interest rates on the outstanding commercial paper borrowings as of January 30, 1997, ranged from 5.36% to 5.57% with an effective weighted average rate of 5.39%. The Company has established the necessary credit facilities, through its revolving credit agreement, to refinance the commercial paper borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.

     In June 1996 the Company issued $200 million of 7.75% debentures under a shelf registration statement filed with the Securities and Exchange Commission in May 1996. The debentures are due June 15, 2026. Proceeds from the issuance were used to repay borrowings under the Company's commercial paper program. Medium-term notes up to $300 million remain available for issuance under the 1996 shelf registration statement.

     In June 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the Securities and Exchange Commission in 1992. The notes are due June 1, 2000. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program. All debt available for issuance under the 1992 shelf registration statement has been issued.

     Interest on the debentures and notes is paid semiannually.

     The industrial revenue bonds are payable in varying annual installments through 2011, with interest paid semiannually at rates ranging from 4.10% to 6.95%.

     The Company has pledged real estate with a cost of $14,875,000 as collateral for the mortgage notes, which are payable semiannually, including interest at rates ranging from 7.875% to 16.5%. The notes mature from 1997 to 2011.

     The scheduled maturities of long-term debt outstanding at January 30, 1997, are summarized as follows: $975,000 in 1997, $86,499,000 in 1998, $1,109,000 in
1999, $290,911,000 in 2000, $330,423,000 in 2001 and $212,762,000 thereafter.

                              30 Financial Section

                               Albertson's, Inc.

     The Company has in place a revolving credit agreement with several banks, whereby the Company may borrow principal amounts up to $600 million at varying interest rates any time prior to December 17, 2001. The agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.

     In addition to amounts available under the revolving credit agreement, the Company had lines of credit from banks at prevailing interest rates for $45 million at January 30, 1997. The cash balances maintained at these banks are not legally restricted. There were no amounts outstanding under the Company's lines of credit as of January 30, 1997, February 1, 1996 or February 2, 1995.

     Net interest expense was as follows (in thousands):

                               1996         1995        1994
--------------------------------------------------------------
Debt                        $ 48,534     $ 39,323     $ 42,780
Capitalized leases            15,168       15,234       13,412
Capitalized interest          (6,378)      (7,428)      (3,974)
--------------------------------------------------------------
Interest expense              57,324       47,129       52,218
Net bank service charges       7,245        8,504        9,923
--------------------------------------------------------------
                            $ 64,569     $ 55,633     $ 62,141
                            ----------------------------------

OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS

     Other long-term liabilities and deferred credits consist of the following (in thousands):

                               JANUARY 30,       February 1,        February 2,
                                  1997              1996               1995
------------------------------------------------------------------------------
Deferred compensation           $ 37,905          $ 33,354          $ 36,396
Deferred income taxes             15,876             1,652             2,017
Deferred rents payable            69,305            71,468            69,381
Self-insurance                   107,591           113,925           109,513
Unearned income                   69,756            84,822            59,978
Other                             60,335            57,416            48,764
------------------------------------------------------------------------------
                                $360,768          $362,637          $326,049
                                --------------------------------------------

CAPITAL STOCK

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

                              Financial Section 31

                               Albertson's, Inc.

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

     All of the rights may be redeemed by the Board of Directors, and under certain circumstances, with the approval of a majority of the continuing directors (as defined in the plan), at a price of $.00625 per right until the earlier of (i) 10 business days after the public announcement that a person or group has acquired beneficial ownership of 20% or more of the outstanding common stock or (ii) the date the stockholder rights plan expires. The rights, which are not entitled to dividends, expire on March 23, 1997.

     On December 2, 1996, the Board of Directors adopted a stockholder rights plan, under which all stockholders of record on March 21, 1997 receive a dividend distribution of one nonvoting right for each share of common stock held. Subject to certain exceptions, one right will also be issued with each share of common stock issued after March 21, 1997. Each right will entitle the holder to purchase, under certain circumstances, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "preferred stock") at a price of $160.00. Subject to certain exceptions, the rights will become exercisable for shares of preferred stock 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock.

     Subject to certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the outstanding common stock, each right then will entitle its holder, other than such person or group, upon payment of the $160.00 exercise price, to purchase common stock (or, in certain circumstances, cash, property or other securities of the Company) with a value equal to twice the exercise price. However, the rights are not exercisable until such time as the rights are no longer redeemable by the Company as set forth below.

     All of the rights may be redeemed by the Board of Directors at a price of $.001 per right until the earlier of (i) 10 days following the acquisition by any person or group of 15% or more of the outstanding common stock or (ii) the date the stockholder rights plan expires. Notwithstanding the foregoing, the rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest or consent solicitation. The rights, which are not entitled to dividends, will expire at the close of business on March 21, 2007 unless earlier redeemed or extended by the Company.

                              32 Financial Section

                                Albertson's, Inc.

     Since 1987, the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase and retire shares of its common stock. The program adopted by the Board on March 3, 1997, authorizes the Company to purchase and retire up to 7 million shares through March 31, 1998. The Company has purchased and retired an equivalent of
16.6 million shares of its common stock for $289 million under these programs, at an average price of $17.41 per share.

INCOME TAXES

     Deferred tax assets and liabilities consist of the following (in thousands):

                                                                            JANUARY 30,          February 1,          February 2,
                                                                               1997                 1996                 1995
--------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (no valuation allowances considered necessary):
  Nondeductible accruals for:
    Self-insurance                                                           $  67,547           $  70,669           $  66,884
    Lease accounting                                                            20,238              20,601              20,689
    Vacations                                                                   17,057              19,917              18,386
    Deferred compensation                                                       15,406              15,832               6,504
    Postemployment benefits                                                     13,721              13,224              10,447
    Property valuation                                                           8,339              10,300               8,867
    Pension costs                                                                3,387               2,930               2,485
    Litigation                                                                      22                 177               9,508
    Other                                                                        9,031               7,237               6,219
  Income unearned for financial reporting purposes                              30,741              44,355              31,374
  Costs capitalized for tax purposes                                             5,615               9,999              11,156
--------------------------------------------------------------------------------------------------------------------------------
      Total deferred tax assets                                                191,104             215,241             192,519
Deferred tax liabilities:
  Accelerated depreciation for tax purposes                                   (120,975)           (116,267)           (110,330)
  Pension costs expensed for tax purposes                                      (20,264)            (23,803)            (18,040)
  Inventory valuation                                                           (8,863)             (7,676)               (778)
  Funded benefits                                                               (7,778)             (1,647)
  Deferred gains                                                                (6,103)             (4,929)             (3,146)
  Other                                                                           (193)               (123)                (19)
--------------------------------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                          (164,176)           (154,445)           (132,313)
--------------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                      $  26,928           $  60,796           $  60,206
                                                                             ---------------------------------------------------

                              Financial Section 33

                               Albertson's, Inc.

     Income tax expense on continuing operations consists of the following (in thousands):

                                                               1996                1995               1994
-------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                   $ 229,006           $ 252,587           $ 239,937
  State                                                        38,367              41,729              40,508
-------------------------------------------------------------------------------------------------------------
                                                              267,373             294,316             280,445
Deferred:
  Federal                                                      29,008                (506)            (16,218)
  State                                                         4,860                 (84)             (2,738)
-------------------------------------------------------------------------------------------------------------
                                                               33,868                (590)            (18,956)
Amortization of deferred investment tax credits                  (173)               (186)               (208)
-------------------------------------------------------------------------------------------------------------
                                                            $ 301,068           $ 293,540           $ 261,281
                                                            -------------------------------------------------
Deferred taxes resulted from:
  Income unearned for financial reporting purposes          $  13,614           $ (12,981)          $ (19,528)
  Accelerated depreciation for tax purposes                     4,708               5,937               7,111
  Self-insurance                                                3,122              (3,785)            (12,073)
  Litigation                                                      155               9,331               2,460
  Inventory valuation                                           1,187               6,898                (262)
  Costs capitalized for tax purposes                            4,384               1,157                (353)
  Deferred compensation                                           426              (9,328)               (762)
  Property valuation                                            1,961              (1,433)                (39)
  Pension costs expensed for tax purposes                      (3,539)              5,763               4,728
  Funded benefits                                               6,131               1,647
  Other                                                         1,719              (3,796)               (238)
-------------------------------------------------------------------------------------------------------------
                                                            $  33,868           $    (590)          $ (18,956)
                                                            -------------------------------------------------

     Total tax expense for 1994 was $250,635,000 consisting of taxes on continuing operations of $261,281,000 and tax benefits of $10,646,000 for the cumulative effect of a change in accounting for postemployment benefits.

     The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows (in thousands):

                                         1996       PERCENT       1995        Percent     1994         Percent
--------------------------------------------------------------------------------------------------------------
Taxes computed at statutory rate     $ 278,196        35.0     $ 265,476        35.0    $ 237,528        35.0
State income taxes net of federal
  income tax benefit                    28,345         3.6        26,656         3.5       24,530         3.6
Amortization of deferred
  investment tax credits                  (173)                     (186)                    (208)
Other                                   (5,300)       (0.7)        1,594         0.2         (569)       (0.1)
--------------------------------------------------------------------------------------------------------------
                                     $ 301,068        37.9     $ 293,540        38.7    $ 261,281        38.5
                                     -------------------------------------------------------------------------

                              34 Financial Section

                                Albertson's, Inc.

STOCK OPTIONS

     The Company has two stock option plans currently in effect under which grants may be issued with respect to 10,400,000 shares of the Company's common stock. Under these plans, approved by the shareholders in 1995, options may be granted to officers and key employees, and to directors, respectively, to purchase the Company's common stock. Generally, options are granted with an exercise price at not less than 100% of the closing market price on the date of the grant, become exercisable in installments of 20% per year on each of the fifth through ninth anniversaries of the grant date and have a maximum term of 10 years.

     A summary of shares reserved for outstanding options as of the fiscal year end, changes during the year and related weighted average exercise price is presented below (shares in thousands):

                                          JANUARY 30, 1997          February 1, 1996         February 2, 1995
                                        SHARES        PRICE       Shares         Price       Shares      Price
---------------------------------------------------------------------------------------------------------------
 Outstanding at beginning of year       3,824        $21.51        3,468        $16.50        4,052      $15.17
 Granted                                  790         35.14        1,044         31.76          141       28.63
 Exercised                               (376)        10.91         (540)         9.84         (594)      10.21
 Forfeited                               (182)        18.35         (148)        19.05         (131)      16.77
---------------------------------------------------------------------------------------------------------------
 Outstanding at end of year             4,056        $25.29        3,824        $21.51        3,468      $16.50
                                        -----------------------------------------------------------------------

     As of January 30, 1997, there were 8,585,000 shares of common stock reserved for the granting of additional options.

     The following table summarizes options outstanding and options exercisable as of January 30, 1997, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                                           Options Outstanding                Options Exercisable
                                 --------------------------------------    -----------------------
                                    Shares       Remaining                   Shares
Option Price per Share           Outstanding        Life          Price    Exercisable       Price
--------------------------------------------------------------------------------------------------
   $ 6.25 to $ 8.69                   230           1.6          $ 8.39       101           $ 8.01
    13.44 to  16.88                 1,133           4.1           15.97       199            16.14
    22.63 to  31.88                 1,903           7.6           28.79        21            26.94
    35.00 to  39.75                   790           9.8           35.14        24            39.75
--------------------------------------------------------------------------------------------------
   $ 6.25 to $39.75                 4,056           6.7          $25.29       345           $16.07
                                    --------------------------------------------------------------

     The weighted average fair value at date of grant for options granted during 1996, 1995 and 1994 was $10.74, $9.39 and $10.50 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                              1996       1995      1994
-------------------------------------------------------
Expected life (years)          7.0       6.9       7.0
Risk-free interest rate        6.24%     5.74%     7.84%
Volatility                    22.06     22.26     22.74
Dividend yield                 1.70      1.64      1.54

                              Financial Section 35

                               Albertson's, Inc.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in 1996 or 1995. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows (in thousands, except per share data):

                                                          1996          1995
-----------------------------------------------------------------------------
 Net earnings - as reported                             $493,779     $464,961
 Net earnings - pro forma                                492,558      464,687
 Earnings per share - as reported                           1.96         1.84
 Earnings per share - pro forma                             1.96         1.84

     The pro forma effect on net earnings for 1996 and 1995 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

EMPLOYEE BENEFIT PLANS

     Substantially all employees working over 20 hours per week are covered by retirement plans. Union employees participate in multi-employer retirement plans under collective bargaining agreements. The Company sponsors two funded plans, Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan, which are qualified, defined benefit, noncontributory plans for eligible employees who are 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The Company's funding policy for these plans is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code.

     The Company also sponsors an unfunded Executive Pension Makeup Plan. This plan is nonqualified and provides certain key employees defined pension benefits which supplement those provided by the Company's other retirement plans.

     Net periodic pension cost for Company-sponsored pension plans was as follows (in thousands):

                                                       1996         1995        1994
--------------------------------------------------------------------------------------
Service cost - benefits earned during the period    $ 24,138     $ 16,172     $ 19,523
Interest cost on projected benefit obligations        20,095       16,149       15,097
Actual return on assets                              (36,309)     (62,603)        (145)
Net amortization and deferral                          6,686       39,972      (19,860)
--------------------------------------------------------------------------------------
                                                    $ 14,610     $  9,690     $ 14,615
                                                    ----------------------------------

                              36 Financial Section

                               Albertson's, Inc.

     The following table sets forth the funded status of Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan and the amounts included in other assets in the Company's consolidated balance sheets (in thousands):

                                                           ---------------------------------------------
                                                           JANUARY 30,      February 1,      February 2,
                                                               1997             1996             1995
--------------------------------------------------------------------------------------------------------
Plan assets at fair value                                   $ 354,806        $ 321,758        $ 240,534
Actuarial present value of:
  Vested benefits                                             215,263          180,077          138,322
  Nonvested benefits                                           23,861           17,639           13,460
--------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                              239,124          197,716          151,782
  Effect of projected future salary increases                  42,957           60,926           27,529
--------------------------------------------------------------------------------------------------------
  Projected benefit obligation                                282,081          258,642          179,311
--------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation          72,725           63,116           61,223
Unrecognized net gain                                         (24,195)          (5,870)         (19,535)
Unrecognized prior service cost                                 4,576            5,425            6,274
Unrecognized net transition assets                               (609)            (796)            (983)
--------------------------------------------------------------------------------------------------------
Prepaid pension cost                                        $  52,497        $  61,875        $  46,979
                                                           ---------------------------------------------

     Assets of the two funded Company plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $38,445,000, $38,859,000 and $33,071,000 of the Company's common stock at
 January 30, 1997, February 1, 1996 and February 2, 1995, respectively), U.S. Government obligations, corporate bonds, international equity funds, real estate and money market funds.

     The following table sets forth the status of the unfunded Executive Pension Makeup Plan and the amounts included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

                                                           -------------------------------------------
                                                           JANUARY 30,      February 1,    February 2,
                                                               1997            1996           1995
------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefits                                           $  9,849        $  9,216        $ 6,734
  Nonvested benefits                                               6               5             23
------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                               9,855           9,221          6,757
  Effect of projected future salary increases                  1,906           1,782          1,408
------------------------------------------------------------------------------------------------------
  Projected benefit obligation                                11,761          11,003          8,165
------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets        (11,761)        (11,003)        (8,165)
Unrecognized net (gain) loss                                     990           1,115           (869)
Unrecognized prior service cost                                  851             946          1,041
Unrecognized net transition liability                          1,145           1,326          1,507
Additional minimum liability                                  (1,080)         (1,605)          (271)
------------------------------------------------------------------------------------------------------
Accrued pension cost                                        $ (9,855)       $ (9,221)       $(6,757)
                                                           -------------------------------------------


                              Financial Section 37

                               Albertson's, Inc.

     Net periodic pension cost is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status is determined using assumptions as of the end of each year. Assumptions used at the end of each year for all Company-sponsored plans were as follows:

                                                --------------------------------------------
                                                   1996            1995            1994
--------------------------------------------------------------------------------------------
 Weighted-average discount rate                        7.50%           7.25%           8.50%
 Annual salary increases                        4.50 - 5.00     4.50 - 5.00     4.50 - 5.00
 Expected long-term rate of return on assets           9.50            9.00            9.00

     The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $24,884,000 for 1996, $23,777,000 for 1995 and $17,354,000 for 1994. The Company's relative positions in these plans with respect to the actuarial present value of the accumulated benefit obligation and the projected benefit obligation, net assets available for benefits and the assumed rates of return used by the plans are not readily available.

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

     Most retired employees of the Company are eligible to remain in its health and life insurance plans. Retirees who elect to remain in the Company-sponsored plans are charged a premium which is equal to the difference between the estimated costs of the benefits for the retiree group and a fixed contribution amount made by the Company. Net periodic postretirement benefit cost was as follows (in thousands):

                                                 -----------------------------
                                                   1996       1995       1994
------------------------------------------------------------------------------
 Service cost                                    $ 1,304    $   979     $  812
 Interest cost                                       989        889        669
 Net amortization                                     22
------------------------------------------------------------------------------
                                                 $ 2,315    $ 1,868     $1,481
                                                 -----------------------------

     The following table sets forth the actuarial present value of the accumulated postretirement benefit obligation (APBO) and related liabilities included in other long-term liabilities in the Company's consolidated balance sheets (in thousands):

                                                                        --------------------------------------------
                                                                        JANUARY 30,      February 1,     February 2,
                                                                            1997            1996            1995
--------------------------------------------------------------------------------------------------------------------
Existing retired employees                                               $  2,391         $  2,176         $1,706
Active employees fully eligible                                             3,247            3,402          1,871
Other active employees                                                      8,515            6,908          4,639
--------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                              14,153           12,486          8,216
Unrecognized net gain (loss) and effects of changes in assumptions         (1,052)          (1,503)         1,402
--------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit liabilities                               $ 13,101         $ 10,983         $9,618
                                                                        --------------------------------------------
Assumed discount rate                                                        7.50%            7.25%          8.50%


                              38 Financial Section

                               Albertson's, Inc.

     Annual rates of increases in health care costs are not applicable in the calculation of the APBO because the Company's contribution is a fixed amount.

     At the beginning of 1994, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured under its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. The total cumulative effect of this accounting change (net of $10.6 million in tax benefits) decreased net earnings by $17.0 million or $.07 per share. The impact of this change on 1994 operations was not material.

     Following is a summary of the obligation for postemployment benefits included in the Company's consolidated balance sheets (in thousands):

                                                   ----------------------------------------
                                                   JANUARY 30,    February 1,   February 2,
                                                       1997          1996          1995
-------------------------------------------------------------------------------------------
Included with salaries and related liabilities       $ 4,620       $ 4,427       $ 2,956
Included with other long-term liabilities             30,927        29,949        25,801
-------------------------------------------------------------------------------------------
                                                     $35,547       $34,376       $28,757
                                                   ----------------------------------------

     The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $100,043,000 for 1996, $84,709,000 for 1995 and $106,439,000 for 1994. The Company's
 relative positions in these plans with respect to any accumulated benefit obligations are not readily available.

     The Company has bonus plans for store management personnel and other key management personnel. Amounts charged to earnings under all bonus plans were $66,142,000 for 1996, $58,782,000 for 1995 and $58,406,000 for 1994.

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

     Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Contingent rents associated with capitalized leases were $1,781,000 in 1996, $1,948,000 in 1995 and $2,141,000 in 1994. Following
 is an analysis of the Company's capitalized leases (in thousands):

                                ---------------------------------------------
                                JANUARY 30,      February 1,      February 2,
                                   1997             1996             1995
-----------------------------------------------------------------------------
Real estate and equipment       $ 186,768        $ 183,316        $ 180,026
Accumulated amortization          (83,208)         (81,938)         (78,183)
-----------------------------------------------------------------------------
                                $ 103,560        $ 101,378        $ 101,843
                                ---------------------------------------------


                              Financial Section 39

                                Albertson's, Inc.

     Future minimum lease payments for noncancelable operating leases, related subleases and capital leases at January 30, 1997, are as follows (in thousands):

                                              -----------------------------------------------
                                              Operating Leases    Subleases    Capital Leases
---------------------------------------------------------------------------------------------
 1997                                            $   75,079       $(14,043)      $  23,046
 1998                                                80,821        (13,860)         22,753
 1999                                                81,258        (11,152)         22,070
 2000                                                78,759         (7,998)         22,835
 2001                                                77,037         (6,335)         23,825
 Remainder                                          682,704        (22,998)        182,894
---------------------------------------------------------------------------------------------
 Total minimum obligations (receivables)         $1,075,658       $(76,386)        297,423
                                              -----------------------------
 Less interest                                                                    (159,435)
---------------------------------------------------------------------------------------------
 Present value of net minimum obligations                                          137,988
 Less current portion                                                               (7,938)
---------------------------------------------------------------------------------------------
 Long-term obligations at January 30, 1997                                       $ 130,050
                                                                               --------------

     The present value of minimum lease payments under operating leases using an assumed discount rate of 9.5% was approximately $528 million at January 30, 1997.

     Rent expense under operating leases was as follows (in thousands):

                         ----------------------------------------
                            1996            1995            1994
-----------------------------------------------------------------
Minimum rent             $ 77,214        $ 68,528        $ 65,566
Contingent rent             4,155           4,088           4,634
-----------------------------------------------------------------
                           81,369          72,616          70,200
Less sublease rent        (23,498)        (19,573)        (19,055)
-----------------------------------------------------------------
                         $ 57,871        $ 53,043        $ 51,145
                         ----------------------------------------

 FINANCIAL INSTRUMENTS

     Financial instruments with off-balance-sheet risk to the Company include lease guarantees whereby the Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures. Minimum rentals guaranteed under assigned leases are $5.9 million in 1997 and aggregate $51.9 million for the remaining lease terms, which expire at various dates through 2020. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements.

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


                              40 Financial Section

                                Albertson's, Inc.

     The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and commercial paper borrowings approximate their carrying amounts. The estimated fair values and carrying amounts of long-term debt borrowings (excluding commercial paper) were as follows (in millions):

                      ---------------------------------------
                      JANUARY 30,   February 1,   February 2,
                         1997          1996          1995
-------------------------------------------------------------
Fair value            $   606.3     $   483.9     $   463.0
Carrying amount           593.7         471.8         474.2

     Substantially all of these fair values were determined from quoted market prices. The Company has not determined the fair value of lease guarantees due to the inherent difficulty in evaluating the credit worthiness of each tenant.

 NEW ACCOUNTING STANDARD

     In March 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." This new standard requires dual presentation of basic and diluted earnings per share (EPS) on the face of the earnings statement and requires a reconciliation of the numerators and denominators of the basic and diluted EPS calculations. This statement will be effective for the Company's 1997 fiscal year. The Company's current EPS calculation conforms to basic EPS. Diluted EPS will not be materially different from basic EPS since potential common shares in the form of stock options are not materially dilutive.

 LEGAL PROCEEDINGS

     Three civil lawsuits, covering the States of California, Florida and Washington and each filed as a purported class action, have been brought against the Company alleging that the Company permits its hourly-paid employees to work "off-the-clock" without being paid for their work. Choate v. Albertson's, Inc. was filed on September 11, 1996 in Washington state court (Superior Court of King County, Washington); Gloege v. Albertson's, Inc. was filed on September 17, 1996 in federal court in California (United States District Court for the Northern District of California); and Mitchell v. Albertson's, Inc. was filed on September 19, 1996 in federal court in Florida (United States District Court for the Southern District of Florida).

     The Company has firm and long-standing policies in place prohibiting off-the-clock work. Although these lawsuits are still in their preliminary stages, the Company believes it has strong defenses and intends to vigorously defend against these lawsuits. The Company further believes that these lawsuits are part of a broader and continuing effort by the United Food & Commercial Workers, International Union and some of its locals to pressure the Company to unionize employees who have not expressed a desire to be represented by a union.

     In the opinion of management, the ultimate resolution of these actions will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company is also involved in routine litigation incidental to operations. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial condition or results of operations.


                              Financial Section 41

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



      /s/ Gary G. Michael                     /s/ A. Craig Olson

      Gary G. Michael                         A. Craig Olson
      Chairman of the Board and               Senior Vice President, Finance and
      Chief Executive Officer                 Chief Financial Officer


                              42 Financial Section

                               Albertson's, Inc.

Independent Auditors' Report


[DELOITTE & TOUCHE LOGO]





 The Board of Directors and Stockholders of Albertson's, Inc.:

     We have audited the accompanying consolidated balance sheets of Albertson's, Inc. and subsidiaries as of January 30, 1997, February 1, 1996 and February 2, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc. and subsidiaries at January 30, 1997, February 1, 1996 and February 2, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in the Notes to Consolidated Financial Statements, in fiscal year 1994 the Company changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards No. 112.


 /s/ Deloitte & Touche LLP

 Boise, Idaho
 March 19, 1997


                              Financial Section 43

                               Albertson's, Inc.

Five-Year Summary of Selected Financial Data

                                                 -----------------------------------------------------------------------------
                                                   52 WEEKS         52 Weeks        52 Weeks        53 Weeks        52 Weeks
                                                  JANUARY 30,      February 1,     February 2,     February 3,     January 28,
 (Dollars in thousands except per share data)        1997             1996            1995            1994            1993
------------------------------------------------------------------------------------------------------------------------------
 OPERATING RESULTS:
   Sales                                         $ 13,776,678     $ 12,585,034     $11,894,621     $11,283,678     $10,173,676
   Gross profit                                     3,565,330        3,213,298       3,007,894       2,779,671       2,416,247
   Interest expense:
     Debt                                              42,156           31,895          38,806          27,945          22,245
     Capitalized lease obligations                     15,168           15,234          13,412          12,233          11,560
   Earnings before income taxes
     and cumulative effects of
     accounting changes                               794,847          758,501         678,652         552,215         443,721
   Income taxes                                       301,068          293,540         261,281         212,534         167,646
   Earnings before cumulative
     effects of accounting changes                    493,779          464,961         417,371         339,681         276,075
   Cumulative effects of
     accounting changes                                                                (17,006)                         (6,858)
   Net earnings                                       493,779          464,961         400,365         339,681         269,217
   Net earnings as a percent to sales                    3.58%            3.69%           3.37%           3.01%           2.65%
------------------------------------------------------------------------------------------------------------------------------
 COMMON STOCK DATA:
   Earnings per share before cumulative
     effects of accounting changes               $       1.96     $       1.84     $      1.65     $      1.34     $      1.04
   Cumulative effects of
     accounting changes                                                                   (.07)                           (.02)
   Earnings per share                                    1.96             1.84            1.58            1.34            1.02
   Cash dividends per share                               .60              .52             .44             .36             .32
   Book value per share                                  8.96             7.75            6.65            5.48            5.25
------------------------------------------------------------------------------------------------------------------------------
 FINANCIAL POSITION:
   Total assets                                  $  4,714,633     $  4,135,911     $ 3,621,729     $ 3,294,895     $ 2,945,573
   Working capital                                    420,830          194,509          94,150         132,169         200,483
   Long-term debt                                     921,704          602,993         382,775         554,092         404,476
   Capitalized lease obligations                      130,050          129,265         129,573         110,919         103,764
   Stockholders' equity                             2,247,018        1,952,523       1,687,893       1,389,379       1,388,428
------------------------------------------------------------------------------------------------------------------------------
 OTHER YEAR END STATISTICS:
   Number of stores                                       826              764             720             676             656
   Number of employees:
     Total                                             88,000           80,000          76,000          75,000          71,000
     Full-time equivalents                             71,000           66,000          60,000          58,000          54,000
------------------------------------------------------------------------------------------------------------------------------

- Refer to the "Employee Benefit Plans" note in Notes to Consolidated Financial Statements regarding the 1994 adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

- In fiscal 1993 a $29.9 million nonrecurring charge was recorded to cover the settlement of a lawsuit and interest expense included a reduction of $9.7 million due to the successful resolution of a tax issue for which interest expense had previously been accrued.

- In fiscal 1992 the Company adopted two Statements of Financial Accounting Standards, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

- On April 13, 1992, the Company purchased 74 Jewel Osco combination food - drug stores, a general merchandise warehouse and related assets, including potential store locations, from American Stores Company.


                              44 Financial Section

                               Albertson's, Inc.

 Quarterly Financial Data

(Dollars in thousands except per    -------------------------------------------------------------------------------
share data - Unaudited)                First           Second            Third           Fourth             Year
-------------------------------------------------------------------------------------------------------------------
1996
Sales                               $3,343,941       $3,481,131       $3,375,771       $3,575,835       $13,776,678
Gross profit                           858,615          900,966          868,337          937,412         3,565,330
Net earnings                           112,377          120,712          106,424          154,266           493,779
Earnings per share                         .45              .48              .42              .61              1.96
-------------------------------------------------------------------------------------------------------------------
1995
Sales                               $3,083,424       $3,119,216       $3,103,578       $3,278,816       $12,585,034
Gross profit                           770,987          793,253          794,284          854,774         3,213,298
Net earnings                            99,274          106,229          105,350          154,108           464,961
Earnings per share                         .39              .42              .42              .61              1.84
-------------------------------------------------------------------------------------------------------------------

     The Company estimates the quarterly LIFO reserves which cannot be accurately determined until year end. The LIFO method of valuing inventories increased (decreased) net earnings and earnings per share as follows:

(Dollars in thousands except per     ------------------------------------------------------------------------------
share data - Unaudited)                  First           Second           Third            Fourth           Year
-------------------------------------------------------------------------------------------------------------------
1996
Net earnings                         $   (7,651)      $   (7,651)      $   (3,331)      $    9,304      $   (9,329)
Earnings per share                         (.03)            (.03)            (.01)             .03            (.04)
-------------------------------------------------------------------------------------------------------------------
1995
Net earnings                         $   (6,804)      $   (6,804)      $   (2,513)      $    5,643      $  (10,478)
Earnings per share                         (.03)            (.03)            (.01)             .03            (.04)
-------------------------------------------------------------------------------------------------------------------


                               Financial Section 45

                            Stockholders' Information

 ADDRESS
 ALBERTSON'S, INC.
 General Offices
 250 Parkcenter Boulevard
 P.O. Box 20
 Boise, Idaho 83726
 Telephone: (208) 395-6200

 AUDITORS
 Deloitte & Touche LLP
 Boise, Idaho

 STOCK TRANSFER AGENT AND REGISTRAR
 ChaseMellon Shareholder
  Services, L.L.C.
 Shareholder Relations Department
 P.O. Box 469
 Washington Bridge Station
 New York, NY 10033
 Telephone: (800) 356-2017

 CO-TRANSFER AGENT AND REGISTRAR
 U.S. Bank of Idaho
 Boise, Idaho

 STOCKHOLDERS OF RECORD
 There were 18,000 stockholders of record at March 19, 1997.

 ANNUAL MEETING

   The 1997 Annual Meeting of Stockholders will be held at 10:00 a.m. Mountain Daylight Time on Friday, May 23, 1997, in the Eyries Room, Boise Centre on the Grove, 850 Front Street, Boise, Idaho.

 DIVIDEND INVESTMENT PLAN

   The Company's Dividend Investment Plan allows stockholders owning at least 15 shares of record to automatically invest the quarterly dividends or to purchase additional shares under the Plan with voluntary cash payments. More information may be obtained from ChaseMellon at (800) 982-7649 or from the Corporate Secretary of Albertson's, Inc.

 INFORMATION CONTACT

   Information on individual accounts or on procedures necessary to make changes in an account is provided by ChaseMellon at (800) 356-2017 between the hours of 8:00 a.m. and 8:00 p.m., Eastern Time, after a stockholder identifies his or her account by providing a taxpayer identification number, the registration name on the securities and the address of record.

   When directing correspondence to ChaseMellon at the address shown, stockholders are reminded to include a reference to Albertson's, Inc.

 COMPANY PROFILE AVAILABLE

   A copy of the Company Profile, which contains a discussion of our core values, including equal opportunity, environmental quality and community support, as well as statistical information about the Company, is available to stockholders, without charge, upon request to the Corporate Secretary of Albertson's, Inc.

 FORM 10-K AVAILABLE

   A copy of Form 10-K Annual Report filed with the Securities and Exchange Commission for Albertson's, Inc. fiscal year ended January 30, 1997, is available to stockholders, without charge, upon request to the Corporate Secretary of Albertson's, Inc.

 COMPANY STOCK INFORMATION

     The Company's stock is traded on the New York and Pacific Stock Exchanges under the symbol ABS. An analysis of high and low stock prices by quarter is as follows:

         ------------------------------------------------------------------------------------------------
               First               Second              Third              Fourth               Year
          High       Low      High       Low      High       Low      High      Low       High      Low
---------------------------------------------------------------------------------------------------------
 1996    39 3/8    33 3/4    42 3/4    36 1/8    43 3/4    33 3/4    38        33 3/4    43 3/4    33 3/4
 1995    32 1/2    29 7/8    31 5/8    27 1/4    34 5/8    28 5/8    35 5/8    30 3/8    35 5/8    27 1/4
 1994    30 7/8    25 1/8    28 3/4    25 3/4    30 1/4    26 1/8    30 5/8    27 5/8    30 7/8    25 1/8
---------------------------------------------------------------------------------------------------------

     Cash dividends declared per share:

                                 ---------------------------------------------
                                 First     Second    Third     Fourth     Year
------------------------------------------------------------------------------
 1996                            $ .15     $ .15     $ .15     $ .15     $ .60
 1995                              .13       .13       .13       .13       .52
 1994                              .11       .11       .11       .11       .44
------------------------------------------------------------------------------

- In March 1997, the Board of Directors increased the regular quarterly cash dividend 6.7% to $.16 per share from $.15 per share, for an annual rate of $.64 per share. The new quarterly rate will be paid on May 25, 1997, to stockholders of record on May 2, 1997.