Form 10-K, Exhibit 13
period 1998-01-29
ALBERTSONS INC /DE/
filed 1998-04-09
CIK 3333

EXHIBIT 13

                               ALBERTSON'S, INC.

Financial Review

Results of Operations

     The Company has reported increased sales and earnings for 28 consecutive years. Sales for 1997 were $14.7 billion, compared to $13.8 billion in 1996 and $12.6 billion in 1995. The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:

                                               Percent to Sales                 Percentage Change
                                           -------------------------     --------------------------------
                                                                             1997        1996       1995
                                           1997      1996       1995     vs. 1996    vs. 1995   vs. 1994
---------------------------------------------------------------------------------------------------------
Sales                                    100.00    100.00     100.00          6.6         9.5        5.8
Gross profit                              26.43     25.88      25.53          8.9        11.0        6.8
Selling, general and
  administrative expenses                 20.36     19.71      19.12         10.1        12.9        6.2
Operating profit                           6.07      6.17       6.41          5.0         5.2        8.6
Net interest expense                       0.56      0.47       0.44         27.9        16.1      (10.5)
Earnings before income taxes and
  cumulative effect of accounting
  change                                   5.63      5.77       6.03          4.0         4.8       11.8
Net earnings                               3.52      3.58       3.69          4.7         6.2       16.1

     Increases in sales are primarily attributable to the continued expansion of net retail square footage, and identical and comparable store sales increases (including inflation). During 1997 the Company opened 64 stores, remodeled 35 stores and closed 12 stores for a net retail square footage increase of 3.0 million square feet. Net retail square footage increased 7.4% in 1997, 9.6% in 1996 and 7.6% in 1995. Identical store sales, stores that have been in operation for two full fiscal years, increased 0.3% in 1997, 2.0% in 1996 and 0.8% in 1995. Comparable store sales, which include replacement stores, increased 0.4% in 1997, 2.1% in 1996 and 1.0% in 1995. Identical and comparable store sales continued to increase through higher average ticket sales per customer. Management estimates that inflation accounted for approximately 0.3% of the identical and comparable store sales increases in 1997, compared to 0.6% in both 1996 and 1995.
     In addition to new store development, the Company plans to increase sales through its continued investment in programs initiated in 1997 and 1996 which are designed to provide solutions to customer needs. These programs include the Front End Manager program; the home meal solutions process called "Quick Fixin' IdeasSM"; special destination categories such as Albertson's Better Care pharmacies, baby care, pet care, snack and beverage centers; and increased emphasis on training programs utilizing Computer Guided Training. To provide additional solutions to customer needs, the Company has added new, gourmet-quality bakery products and organic grocery and produce items. Other solutions include neighborhood marketing, targeted advertising, and exciting new and remodeled stores.
     Gross profit, as a percent to sales, increased in 1997 primarily as a result of improvements made in retail stores, including substantial improvements in under-performing stores. Gross profit, as a percent to sales, for 1997 and 1996 also increased due to the continued utilization of Company-owned distribution facilities and increased buying efficiencies. Since 1994, all of the Company's retail stores have been serviced by Company-owned distribution centers which provide approximately 77% of all products purchased by Albertson's retail stores. Utilization of the Company's distribution centers has enabled the Company to improve its control over product costs and product distribution. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by 0.06% in 1997, 0.11% in 1996 and 0.14% in 1995.
     Selling, general and administrative (SG&A) expenses, as a percent to sales, increased in 1997 and 1996 due primarily to increased salary and related benefit costs resulting from the Company's initiatives to increase sales, and increased depreciation expense associated with the Company's expansion program. The 1995 increase was due primarily to increased depreciation expense associated with the Company's expansion program. In addition to increasing sales, the Company will continue to implement new technology that increases productivity, and emphasize cost containment programs to control SG&A expenses as a percent to sales.

     The 1997 and 1996 increases in net interest expense resulted from additional borrowings. The 1995 reduction in net interest expense resulted from increased capitalized interest associated with the Company's capital expenditure program and reduced average outstanding debt balances.

Liquidity and Capital Resources

     The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash provided by operating activities during 1997 was $865 million, compared to $648 million in 1996 and $786 million in 1995. During 1997 the Company spent $674 million on capital expenditures, $194 million to purchase and retire stock and $156 million for the payment of dividends (which represents 30.2% of 1997 net earnings).
     The Company utilizes its commercial paper program primarily to supplement cash requirements from seasonal fluctuations in working capital resulting from operations and the Company's capital expenditure program. Accordingly, commercial paper borrowings will fluctuate between the Company's quarterly reporting periods. The Company had $283 million of commercial paper borrowings outstanding at January 29, 1998, compared to $329 million at January 30, 1997, and $209 million at February 1, 1996. As of January 29, 1998, the Company had a revolving credit agreement for $600 million which was reserved as alternative funding for the Company's commercial paper program and bank lines of credit for $45 million. The revolving credit agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.
     Under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in May 1996, the Company issued $200 million of medium-term notes in 1997 and $200 million of 30-year 7.75% debentures in 1996. In 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the SEC in 1992. Proceeds from these issuances were used to reduce borrowings under the Company's commercial paper program.
     In late 1997 the Company filed a shelf registration statement with the SEC, which became effective in January 1998, to authorize the issuance of up to $500 million in debt securities. The remaining authorization under a 1996 shelf registration statement was rolled over into the 1997 shelf registration statement. In February 1998 the Company issued $84 million of medium-term notes under the 1997 shelf registration statement leaving $416 million of debt securities available for issuance in the future.
     Since 1987 the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase and retire shares of its common stock. The program adopted by the Board of Directors on March 2, 1998, authorizes the Company to purchase and retire up to 5 million shares from April 1, 1998 through March 31, 1999. Under these programs, the Company purchased and retired 5.4 million shares in 1997, 1.6 million shares in 1996 and 2.6 million shares in 1995.
     The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

                                                                  January 29,   January 30,   February 1,
                                                                        1998          1997          1996
---------------------------------------------------------------------------------------------------------
Long-term debt and capitalized lease obligations to capital(1)         31.8%         31.9%         27.3%
Long-term debt and capitalized lease obligations to total assets       21.7          22.3          17.7

(1) Capital includes long-term debt and capitalized lease obligations and stockholders' equity

     The average size of stores opened in 1997, 54,600 square feet, increased the Company's average store size to 48,700 square feet. At January 29, 1998, 95% of the Company's retail square footage consisted of stores over 35,000 square feet. Retail square footage has also increased due to the Company's remodel program. In 1997, 4 of the 35 remodeled stores were expanded in size. The Company continues to retain ownership of real estate when possible.

     During the past three years, the Company has invested $162 million (excluding inventory) in its distribution operations and has added 1.2 million square feet of new or expanded facilities. A new 698,000-square-foot full-line distribution center in the Company's Houston, Texas, market became fully operational on March 18, 1996.
     Capital expenditures for 1998 (excluding acquisitions and amounts anticipated to be financed by operating leases) are expected to be approximately $780 million. New stores and remodels will continue to be the most significant portion of planned capital expenditures. The Company is committed to keeping its stores up to date. In the last three years, the Company has opened and remodeled 322 stores representing 39% of the Company's retail square footage as of January 29, 1998. The following historical summary of capital expenditures includes capital leases, assets acquired with related debt and the estimated fair value of property financed by operating leases (in thousands):

                                              1998
                                        (Projected)      1997       1996       1995
------------------------------------------------------------------------------------
New and acquired stores                   $465,000   $515,773   $460,188   $412,868
Remodels                                   145,000     96,973    117,358    120,709
Retail replacement equipment and
  technological upgrades                    50,000     41,628     52,478     15,692
Distribution facilities and equipment       80,000     28,399     34,812     98,731
Other                                       40,000     13,658     21,171     16,257
------------------------------------------------------------------------------------
Total capital expenditures                 780,000    696,431    686,007    664,257
Estimated fair value of property
  financed by operating leases              35,000     44,000     47,000     30,000
------------------------------------------------------------------------------------
                                          $815,000   $740,431   $733,007   $694,257
------------------------------------------------------------------------------------

     The Company's strong financial position provides the flexibility for the Company to grow through future acquisitions or to purchase and retire its common stock if it so chooses. The Board of Directors at its March 1998 meeting increased the regular quarterly cash dividend to $0.17 per share, for an annual rate of $0.68 per share.

New  Accounting  Standards

     In June 1997 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This new standard requires the reporting of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This standard is effective for the Company's 1998 fiscal year and is not expected to have a significant impact on the Company's reporting requirements.
     In June 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This new standard requires public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This standard is effective for the Company's 1998 fiscal year. However, the reporting requirements need not be applied to interim financial statements in the initial year of application. The Company is in the process of evaluating its reporting requirements under this standard.

Year 2000 Compliance

     The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. As the year 2000 approaches, systems using such programs may be unable to accurately process certain date-based information. Like many other companies, the Company is continuing to assess and modify its computer applications and business processes to provide for their continued functionality. The Company is also continuing its assessment of the readiness of external entities, such as vendors, which interface with the Company.
     In addition, the Company is addressing the Year 2000 issue both by augmenting previously scheduled computer maintenance with procedures designed to locate and correct Year 2000 problems and by slightly accelerating its normal equipment and software replacement schedules. The Company does not expect the costs associated with these procedures to be material.
     The Company believes that its efforts will result in Year 2000 compliance. However, the impact on business operations of failure by the Company to achieve compliance or failure by external entities which the Company cannot control, such as vendors, to achieve compliance, could be material to the Company's consolidated results of operations.

Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

     From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, contain forward-looking information. In reviewing such information, it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.
     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), labor negotiations, adverse effects of failure to achieve Year 2000 compliance, the Company's ability to recruit and develop employees, its ability to develop new stores or complete remodels as rapidly as planned, its ability to successfully implement new technology and stability of product costs.
     Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.

                               ALBERTSON'S, INC.

                             Consolidated Earnings

                                                                  52 Weeks        52 Weeks        52 Weeks
                                                                January 29,     January 30,     February 1,
(In thousands except per share data)                                  1998            1997            1996
-----------------------------------------------------------------------------------------------------------
Sales                                                         $ 14,689,511    $ 13,776,678    $ 12,585,034
Cost of sales                                                   10,807,687      10,211,348       9,371,736
-----------------------------------------------------------------------------------------------------------
Gross profit                                                     3,881,824       3,565,330       3,213,298
Selling, general and administrative expenses                     2,990,172       2,715,776       2,406,082
-----------------------------------------------------------------------------------------------------------
Operating profit                                                   891,652         849,554         807,216
Other (expenses) income:
  Interest, net                                                    (82,563)        (64,569)        (55,633)
  Other, net                                                        17,814           9,862           6,918
-----------------------------------------------------------------------------------------------------------
Earnings before income taxes                                       826,903         794,847         758,501
Income taxes                                                       310,089         301,068         293,540
-----------------------------------------------------------------------------------------------------------
Net Earnings                                                  $    516,814    $    493,779    $    464,961
-----------------------------------------------------------------------------------------------------------

Earnings Per Share:
  Basic                                                              $2.09           $1.96           $1.84
  Diluted                                                             2.08            1.95            1.83
Weighted average common shares outstanding:
  Basic                                                            247,735         251,710         253,080
  Diluted                                                          248,497         252,730         254,093


                 See Notes to Consolidated Financial Statements

                               ALBERTSON'S, INC.

                          Consolidated Balance Sheets

                                            January 29,  January 30,  February 1,
(Dollars in thousands)                            1998         1997         1996
---------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                 $  108,083   $   90,865   $   69,113
  Accounts and notes receivable                121,023       98,364       98,340
  Inventories                                1,308,578    1,201,067    1,030,246
  Prepaid expenses                              44,426       42,823       22,855
  Deferred income taxes                         45,747       42,804       62,448
---------------------------------------------------------------------------------
    Total Current Assets                     1,627,857    1,475,923    1,283,002
Other Assets                                   207,360      184,070      155,427
Land, Buildings and Equipment, net           3,383,373    3,054,640    2,697,482
---------------------------------------------------------------------------------
Total Assets                                $5,218,590   $4,714,633   $4,135,911
---------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                          $  742,557   $  682,305   $  648,963
  Salaries and related liabilities             149,898      135,681      134,096
  Taxes other than income taxes                 80,842       67,086       44,413
  Income taxes                                  37,657       14,409       35,546
  Self-insurance                                69,982       63,999       68,899
  Unearned income                               46,069       36,539       32,208
  Other                                         52,395       46,161       38,815
  Current maturities of long-term debt          86,511          975       78,237
  Current capitalized lease obligations          9,608        7,938        7,316
---------------------------------------------------------------------------------
    Total Current Liabilities                1,275,519    1,055,093    1,088,493
Long-Term Debt                                 989,650      921,704      602,993
Capitalized Lease Obligations                  140,957      130,050      129,265
Other Long-Term Liabilities and Deferred
  Credits                                      393,008      360,768      362,637
Commitments and Contingencies
Stockholders' Equity:
  Preferred  stock - $1.00  par  value;
    authorized - 10,000,000 shares;
    designated - 3,000,000 shares of
    Series A Junior Participating; issued
    - none
  Common stock - $1.00 par value;
    authorized - 600,000,000 shares;
    issued - 245,735,633 shares,
    250,690,105 shares and 251,918,576
    shares, respectively                       245,736      250,690      251,919
  Capital in excess of par value                 4,271           92        3,269
  Retained earnings                          2,169,449    1,996,236    1,697,335
---------------------------------------------------------------------------------
    Total Stockholders' Equity               2,419,456    2,247,018    1,952,523
---------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity $ 5,218,590   $4,714,633   $4,135,911
---------------------------------------------------------------------------------


                 See Notes to Consolidated Financial Statements

                               ALBERTSON'S, INC.

                            Consolidated Cash Flows

                                                                    52 Weeks     52 Weeks     52 Weeks
                                                                  January 29,  January 30,  February 1,
(In thousands)                                                          1998         1997         1996
-------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net earnings                                                       $ 516,814    $ 493,779    $ 464,961
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Depreciation and amortization                                      328,795      294,341      251,450
  Net deferred income taxes                                           (1,299)      33,868         (590)
  Increase in cash surrender value of
    Company-owned life insurance                                     (14,113)      (9,021)      (7,868)
  Changes in operating assets and liabilities:
    Receivables and prepaid expenses                                 (24,262)     (19,992)       7,386
    Inventories                                                     (107,511)    (170,821)     (81,685)
    Accounts payable                                                  60,252       33,342       73,412
    Other current liabilities                                         59,591       14,716       18,482
    Self-insurance                                                    12,619      (11,234)       9,406
    Unearned income                                                   21,705      (10,735)      34,960
    Other long-term liabilities                                       12,081         (313)      15,682
-------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                      864,672      647,930      785,596
-------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
  Capital expenditures                                              (674,053)    (673,310)    (656,331)
  Proceeds from disposals of land, buildings and equipment            37,098       31,095       23,267
  Increase in other assets                                            (9,177)     (19,622)     (24,778)
-------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                         (646,132)    (661,837)    (657,842)
-------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings                                 200,000      202,000      202,525
  Payments on long-term borrowings                                    (8,995)     (88,202)    (211,463)
  Net commercial paper activity                                      (45,692)     119,601       99,657
  Proceeds from stock options exercised                                3,600        3,328        4,902
  Cash dividends paid                                               (156,261)    (146,060)    (126,672)
  Stock purchased and retired                                       (193,974)     (55,008)     (77,814)
-------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities           (201,322)      35,659     (108,865)
-------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                             17,218       21,752       18,889
Cash and Cash Equivalents at Beginning of Year                        90,865       69,113       50,224
-------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                           $ 108,083    $  90,865    $  69,113
-------------------------------------------------------------------------------------------------------


                See Notes to Consolidated Financial Statements

                               ALBERTSON'S, INC.

                       Consolidated Stockholders' Equity

                                                           Common     Capital in
                                                      Stock $1.00      Excess of       Retained
(In thousands except per share data)                    Par Value      Par Value       Earnings          Total
---------------------------------------------------------------------------------------------------------------
Balance at February 2, 1995                           $   253,984    $    11,322    $ 1,422,587    $ 1,687,893
Exercise of stock options                                     515          4,387                         4,902
Tax benefits related to stock options                                      4,064                         4,064
Stock purchased and retired                                (2,580)       (16,504)       (58,730)       (77,814)
Cash dividends, $0.52 per share                                                        (131,483)      (131,483)
Net earnings                                                                            464,961        464,961
---------------------------------------------------------------------------------------------------------------
Balance at February 1, 1996                               251,919          3,269      1,697,335      1,952,523
Exercise of stock options                                     351          2,977                         3,328
Tax benefits related to stock options                                      3,310                         3,310
Stock purchased and retired                                (1,580)        (9,464)       (43,964)       (55,008)
Cash dividends, $0.60 per share                                                        (150,914)      (150,914)
Net earnings                                                                            493,779        493,779
---------------------------------------------------------------------------------------------------------------
Balance at January 30, 1997                               250,690             92      1,996,236      2,247,018
Exercise of stock options                                     414          3,186                         3,600
Tax benefits related to stock options                                      3,974                         3,974
Stock purchased and retired                                (5,368)        (2,981)      (185,625)      (193,974)
Cash dividends, $0.64 per share                                                        (157,976)      (157,976)
Net earnings                                                                            516,814        516,814
---------------------------------------------------------------------------------------------------------------
Balance at January 29, 1998                           $   245,736    $     4,271    $ 2,169,449    $ 2,419,456
---------------------------------------------------------------------------------------------------------------


                See Notes to Consolidated Financial Statements

                               ALBERTSON'S, INC.

                   Notes to Consolidated Financial Statements

The Company

     Albertson's, Inc. (the "Company") is incorporated under the laws of the State of Delaware and is the successor to a business founded by J. A. Albertson in 1939. Based on sales, the Company is one of the largest retail food-drug chains in the United States. As of January 29, 1998, the Company operated 878 stores in 20 Western, Midwestern and Southern states. Retail operations are supported by 11 Company-owned distribution centers, strategically located in the Company's operating markets.

Summary of Significant  Accounting  Policies

     Fiscal Year End: The Company's fiscal year is generally 52 weeks and periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31 each year. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.

     Consolidation: The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. All material intercompany balances have been eliminated.

     Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of government-backed money market funds and repurchase agreements backed by government securities, are recorded at cost which approximates market value.

     Inventories: The Company values inventories at the lower of cost or market. Cost of substantially all inventories is determined on a last-in, first-out
(LIFO) basis.

     Capitalization, Depreciation and Amortization: Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements--10 to 35 years; fixtures and equipment--3 to 8 years; leasehold improvements--10 to 15 years; and capitalized leases--25 to 30 years.
     The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the applicable lease or the useful life of the asset. Capital leases are recorded at the lower of the fair market value of the asset or the present value of future minimum lease payments. These leases are amortized on the straight-line method over their primary term.
     Beneficial lease rights and lease liabilities are recorded on purchased leases based on differences between contractual rents under the respective lease agreements and prevailing market rents at the date of the acquisition of the lease. Beneficial lease rights are amortized over the lease term using the straight-line method. Lease liabilities are amortized over the lease term using the interest method.
     Upon disposal of fixed assets, the appropriate property accounts are reduced by the related costs and accumulated depreciation and amortization. The resulting gains and losses are reflected in consolidated earnings.

     Self-Insurance: The Company is primarily self-insured for property loss, workers' compensation and general liability costs. Self-insurance liabilities are based on claims filed and estimates for claims incurred but not reported. These liabilities are not discounted.

     Unearned Income: Unearned income consists primarily of buying and promotional allowances received from vendors in connection with the Company's buying and merchandising activities. These funds are recognized as revenue when earned by purchasing specified amounts of product or promoting certain products.

     Store Opening and Closing Costs: Noncapital expenditures incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred. When a store is closed the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease recovery, is also expensed.

     Advertising: Advertising costs incurred to produce media advertising for major new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Net advertising expenses of $44,018,000, $34,746,000 and $8,729,000 were included with cost of sales in the Company's Consolidated Earnings for 1997, 1996 and 1995, respectively.

     Stock Options: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.

     Income Taxes: The Company provides for deferred income taxes resulting from timing differences in reporting certain income and expense items for income tax and financial accounting purposes. The major timing differences and their net effect are shown in the "Income Taxes" note. Investment tax credits have been deferred and are being amortized over the remaining useful life of the related asset.

     Earnings Per Share: Earnings per share (EPS) are computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist solely of outstanding options under the Company's stock option plans. Outstanding options excluded from the computation of potential common shares (option price exceeded the average market price during the period) amounted to 1,520,000 shares for 1997, 24,000 shares for 1996 and 1,014,000 shares for 1995.

     Reclassifications: Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

     Use of Estimates: The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Supplemental Cash Flow Information

     Selected  cash  payments  and  noncash   activities  were  as  follows  (in
thousands):

                                                                     1997       1996       1995
------------------------------------------------------------------------------------------------
Cash payments for income taxes                                   $284,030   $288,590   $284,383
Cash payments for interest, net of amounts capitalized             65,930     59,284     45,131
Noncash investing and financing activities:
  Capitalized lease obligations incurred                           22,228     12,005      7,926
  Capitalized lease obligations terminated                          1,632      3,240      1,232
  Tax benefits related to stock options                             3,974      3,310      4,064
  Liabilities assumed in connection with asset acquisitions           150        692

Accounts and Notes Receivable

     Accounts and notes receivable consist of the following (in thousands):

                                        January 29,  January 30,  February 1,
                                              1998         1997         1996
-----------------------------------------------------------------------------
Trade and other accounts receivable      $ 119,856     $ 97,186     $ 95,112
Current portion of notes receivable          2,367        2,178        4,478
Allowance for doubtful accounts             (1,200)      (1,000)      (1,250)
-----------------------------------------------------------------------------
                                         $ 121,023     $ 98,364     $ 98,340
-----------------------------------------------------------------------------



Inventories

     Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $242,020,000, $232,849,000 and
$217,831,000 higher at the end of 1997, 1996 and 1995, respectively. Net earnings (basic and diluted earnings per share) would have been higher by $5,732,000 ($0.02) in 1997, $9,329,000 ($0.04) in 1996 and $10,478,000 ($0.04)
in 1995. The replacement cost of inventories valued at LIFO approximates FIFO cost.

Land, Buildings and Equipment

     Land, buildings and equipment consist of the following (in thousands):

                                                 January 29,  January 30,  February 1,
                                                       1998         1997         1996
--------------------------------------------------------------------------------------
Land                                             $  795,246   $  700,208   $  611,588
Buildings                                         2,055,276    1,799,976    1,525,769
Fixtures and equipment                            1,779,469    1,607,454    1,427,047
Leasehold improvements                              372,428      328,249      315,658
Capitalized leases                                  203,217      186,768      183,316
--------------------------------------------------------------------------------------
                                                  5,205,636    4,622,655    4,063,378
Less accumulated depreciation and amortization    1,822,263    1,568,015    1,365,896
--------------------------------------------------------------------------------------
                                                 $3,383,373   $3,054,640   $2,697,482
--------------------------------------------------------------------------------------

Indebtedness

     Long-term debt includes the following (in thousands):

                                                    January 29,         January 30,    February 1,
                                                          1998                1997           1996
-------------------------------------------------------------------------------------------------
Commercial paper                                   $   283,304         $   328,996    $   209,395
Unsecured medium-term notes issued in 1997             200,000
Unsecured 7.75% debentures due June 2026               200,000             200,000
Unsecured 6.375% notes due June 2000                   200,000             200,000        200,000
Unsecured medium-term notes issued in 1993             175,075             175,075        252,075
Industrial revenue bonds                                14,230              14,860         15,710
Mortgage notes and other unsecured notes payable         3,552               3,748          4,050
--------------------------------------------------------------------------------------------------
                                                     1,076,161             922,679        681,230
Current maturities                                     (86,511)               (975)       (78,237)
--------------------------------------------------------------------------------------------------
                                                   $   989,650         $   921,704    $   602,993
--------------------------------------------------------------------------------------------------

     The Company has in place a $600 million commercial paper program. Interest rates on the outstanding commercial paper borrowings as of January 29, 1998, ranged from 5.53% to 5.90% with an effective weighted average rate of 5.63%. The Company has established the necessary credit facilities, through its revolving credit agreement, to refinance the commercial paper borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.
     In July 1997 the Company issued $200 million of medium-term notes under a shelf registration statement filed with the Securities and Exchange Commission
(SEC) in May 1996. The notes mature at various dates between July 2007 and July 2027. Interest is paid semiannually at rates ranging from 6.56% to 7.15%. The weighted average interest rate on these notes outstanding at January 29, 1998, was 6.81%. Proceeds from the issuance were used to repay borrowings under the Company's commercial paper program.
     In June 1996 the Company issued $200 million of 7.75% debentures under a shelf registration statement filed with the SEC in May 1996. Interest is paid semiannually. Proceeds from the issuance were used to repay borrowings under the Company's commercial paper program.
     In June 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the SEC in 1992. Interest is paid semiannually. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program.
     The medium-term notes issued in 1993 mature in March 1998 and March 2000. Interest is paid semiannually at rates ranging from 5.58% to 6.28%. The weighted average interest rate on these notes outstanding at January 29, 1998, was 5.92%.
     The industrial revenue bonds are payable in varying annual installments through 2011, with interest paid semiannually at rates ranging from 4.40% to 6.95%. The weighted average interest rate on these amounts outstanding at January 29, 1998, was 5.96%.
     The Company has pledged real estate with a cost of $14,870,000 as collateral for the mortgage notes, which are payable semiannually, including interest at rates ranging from 7.875% to 16.5%. The notes mature from 1998 to 2011. The weighted average interest rate on these amounts outstanding at January 29, 1998, was 16.0%.
     The scheduled maturities of long-term debt outstanding at January 29, 1998, are summarized as follows: $86,511,000 in 1998, $1,122,000 in 1999, $290,925,000
in 2000, $284,746,000 in 2001, $1,636,000 in 2002 and $411,221,000 thereafter.
     The Company has in place a revolving credit agreement with several banks, whereby the Company may borrow principal amounts up to $600 million at varying interest rates any time prior to December 17, 2001. The agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.

     In late 1997 the Company filed a shelf registration statement with the SEC, which became effective in January 1998, to authorize the issuance of up to $500 million in debt securities. The remaining authorization under a 1996 shelf registration statement was rolled over into the 1997 shelf registration statement.
     In addition to amounts available under the revolving credit agreement, the Company had lines of credit from banks at prevailing interest rates for $45 million at January 29, 1998. The cash balances maintained at these banks are not legally restricted. There were no amounts outstanding under the Company's lines of credit as of January 29, 1998, January 30, 1997, or February 1, 1996.
     Net interest expense was as follows (in thousands):

                                             1997           1996           1995
--------------------------------------------------------------------------------
Debt                                     $ 66,418       $ 48,534       $ 39,323
Capitalized leases                         16,629         15,168         15,234
Capitalized interest                       (8,683)        (6,378)        (7,428)
--------------------------------------------------------------------------------
Interest expense                           74,364         57,324         47,129
Net bank service charges                    8,199          7,245          8,504
--------------------------------------------------------------------------------
                                         $ 82,563       $ 64,569       $ 55,633
--------------------------------------------------------------------------------

Other Long-Term Liabilities and Deferred Credits

     Other long-term liabilities and deferred credits consist of the following (in thousands):

                                         January 29,  January 30,  February 1,
                                               1998         1997         1996
------------------------------------------------------------------------------
Deferred compensation                      $ 43,014     $ 37,905     $ 33,354
Deferred income taxes                        17,520       15,876        1,652
Deferred rents payable                       64,674       69,305       71,468
Self-insurance                              114,227      107,591      113,925
Unearned income                              81,931       69,756       84,822
Other                                        71,642       60,335       57,416
------------------------------------------------------------------------------
                                           $393,008     $360,768     $362,637
------------------------------------------------------------------------------

Capital Stock

     On December 2, 1996, the Board of Directors adopted a stockholder rights plan, under which all stockholders of record on March 21, 1997, received a dividend distribution of one nonvoting right for each share of common stock held. Subject to certain exceptions, one right will also be issued with each share of common stock issued after March 21, 1997. Each right will entitle the holder to purchase, under certain circumstances, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "preferred stock") at a price of $160. Subject to certain exceptions, the rights will become exercisable for shares of preferred stock 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock.
     Subject to certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the outstanding common stock, each right then will entitle its holder, other than such person or group, upon payment of the $160 exercise price, to purchase common stock (or, in certain circumstances, cash, property or other securities of the Company) with a value equal to twice the exercise price. However, the rights are not exercisable until such time as the rights are no longer redeemable by the Company as set forth below.

     All of the rights may be redeemed by the Board of Directors at a price of $0.001 per right until the earlier of (i) 10 days following the acquisition by any person or group of 15% or more of the outstanding common stock or (ii) the date the stockholder rights plan expires. Notwithstanding the foregoing, the rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest or consent solicitation. The rights, which are not entitled to dividends, will expire at the close of business on March 21, 2007, unless earlier redeemed or extended by the Company.
     On March 2, 1987, the Board of Directors adopted a stockholder rights plan, which was amended on August 31, 1987, November 28, 1988, September 6, 1989, and September 6, 1994, and expired by its terms on March 23, 1997. Under the plan, stockholders of record on March 23, 1987, received a dividend distribution of one nonvoting right for each share of common stock and, subject to certain exceptions, one right was issued with each share of common stock issued between March 23, 1987, and the date of expiration of the plan. The rights attached to all common stock certificates and no separate rights certificates were distributed. Each right entitled the holder to purchase one share of the Company's common stock at a price of $60 when they became exercisable as a result of certain events. The rights, which were not entitled to dividends, expired on March 23, 1997, and no rights became exercisable during the period they were outstanding.
     Since 1987, the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase and retire shares of its common stock. The program adopted by the Board of Directors on March 2, 1998, authorizes the Company to purchase and retire up to 5 million shares through March 31, 1999. The Company has purchased and retired an equivalent of 22.0 million shares of its common stock for $483 million under these programs, at an average price of $21.98 per share.

 Income Taxes

     Deferred  tax  assets  and   liabilities   consist  of  the  following  (in
thousands):

                                                                  January 29,      January 30,      February 1,
                                                                        1998             1997             1996
---------------------------------------------------------------------------------------------------------------
Deferred tax assets (no valuation
allowances considered necessary):
  Nondeductible accruals for:
    Self-insurance                                                 $  71,243        $  67,547        $  70,669
    Lease accounting                                                  19,517           20,238           20,601
    Vacations                                                         18,200           17,057           19,917
    Deferred compensation                                             17,358           15,406           15,832
    Postemployment benefits                                           15,407           13,721           13,224
    Property valuation                                                 8,845            8,339           10,300
    Postretirement benefits                                            6,042            5,057            4,225
    Pension costs                                                      3,854            3,387            2,930
    Other                                                              4,495            3,996            3,189
  Income unearned for financial reporting purposes                    29,136           30,741           44,355
  Costs capitalized for tax purposes                                   4,724            5,615            9,999
---------------------------------------------------------------------------------------------------------------
    Total deferred tax assets                                        198,821          191,104          215,241
---------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Accelerated depreciation for tax purposes                         (123,541)        (120,975)        (116,267)
  Pension costs expensed for tax purposes                            (18,215)         (20,264)         (23,803)
  Inventory valuation                                                (12,155)          (8,863)          (7,676)
  Funded benefits                                                     (9,014)          (7,778)          (1,647)
  Deferred gains                                                      (6,803)          (6,103)          (4,929)
  Other                                                                 (866)            (193)            (123)
---------------------------------------------------------------------------------------------------------------
    Total deferred tax liabilities                                  (170,594)        (164,176)        (154,445)
---------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                            $  28,227        $  26,928        $  60,796
---------------------------------------------------------------------------------------------------------------

     Income tax expense on continuing operations consists of the following (in thousands):

                                                          1997         1996         1995
-----------------------------------------------------------------------------------------
Current:
  Federal                                            $ 273,896    $ 229,006    $ 252,587
  State                                                 37,664       38,367       41,729
-----------------------------------------------------------------------------------------
                                                       311,560      267,373      294,316
-----------------------------------------------------------------------------------------
Deferred:
  Federal                                               (1,142)      29,008         (506)
  State                                                   (157)       4,860          (84)
-----------------------------------------------------------------------------------------
                                                        (1,299)      33,868         (590)
-----------------------------------------------------------------------------------------
Amortization of deferred investment tax credits           (172)        (173)        (186)
-----------------------------------------------------------------------------------------
                                                     $ 310,089    $ 301,068    $ 293,540
-----------------------------------------------------------------------------------------

Deferred taxes resulted from:
  Income unearned for financial reporting purposes   $   1,605    $  13,614    $ (12,981)
  Accelerated depreciation for tax purposes              2,566        4,708        5,937
  Self-insurance                                        (3,696)       3,122       (3,785)
  Litigation                                                22          155        9,331
  Inventory valuation                                    3,292        1,187        6,898
  Costs capitalized for tax purposes                       891        4,384        1,157
  Deferred compensation                                 (1,952)         426       (9,328)
  Property valuation                                      (506)       1,961       (1,433)
  Pension costs expensed for tax purposes               (2,049)      (3,539)       5,763
  Funded benefits                                        1,236        6,131        1,647
  Other                                                 (2,708)       1,719       (3,796)
-----------------------------------------------------------------------------------------
                                                     $  (1,299)   $  33,868    $    (590)
-----------------------------------------------------------------------------------------

     The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows (in thousands):

                                        1997   Percent           1996   Percent           1995   Percent
---------------------------------------------------------------------------------------------------------
Taxes computed at statutory rate   $ 289,416      35.0      $ 278,196      35.0      $ 265,476      35.0
State income taxes net of
  federal income tax benefit          24,268       2.9         28,345       3.6         26,656       3.5
Amortization of deferred
  investment tax credits                (172)                    (173)                    (186)
Other                                 (3,423)     (0.4)        (5,300)     (0.7)         1,594       0.2
---------------------------------------------------------------------------------------------------------
                                   $ 310,089      37.5      $ 301,068      37.9      $ 293,540      38.7
---------------------------------------------------------------------------------------------------------

Stock Options

     The Company has two stock option plans currently in effect under which grants may be made with respect to 10,400,000 shares of the Company's common stock. Under these plans, approved by the stockholders in 1995, options may be granted to officers and key employees, and to directors, respectively, to purchase the Company's common stock. Generally, options are granted with an exercise price at not less than 100% of the closing market price on the date of the grant, become exercisable in installments of 20% per year on each of the fifth through ninth anniversaries of the grant date and have a maximum term of 10 years.
     A summary of shares reserved for outstanding options as of the fiscal year end, changes during the year and related weighted average exercise price is presented below (shares in thousands):

                                    January 29, 1998       January 30, 1997        February 1, 1996
                                    ----------------       ----------------        ----------------
                                   Shares        Price    Shares        Price     Shares        Price
------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    4,056    $   25.29     3,824    $   21.51      3,468    $   16.50
Granted                             1,524        45.48       790        35.14      1,044        31.76
Exercised                            (507)       14.09      (376)       10.91       (540)        9.84
Forfeited                             (55)       23.12      (182)       18.35       (148)       19.05
------------------------------------------------------------------------------------------------------
Outstanding at end of year          5,018    $   32.58     4,056    $   25.29      3,824    $   21.51
------------------------------------------------------------------------------------------------------


     As of January 29, 1998, there were 7,076,000 shares of common stock reserved for the granting of additional options.
     The following table summarizes options outstanding and options exercisable as of January 29, 1998, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                                 Options Outstanding          Options Exercisable
                                 -------------------          -------------------
        Option Price         Shares  Remaining                   Shares
           Per Share    Outstanding       Life     Price    Exercisable       Price
------------------------------------------------------------------------------------
$  8.69  to  $  8.69             69        0.8   $  8.69             62     $  8.69
  13.44  to    16.88            803        3.2     16.11            181       16.14
  22.63  to    33.25          1,862        6.7     28.94             71       27.85
  35.00  to    45.69          2,284        9.0     42.06             22       39.75
------------------------------------------------------------------------------------
$  8.69  to  $ 45.69          5,018        7.1   $ 32.58            336     $ 18.81
------------------------------------------------------------------------------------

     The weighted average fair value at date of grant for options granted during 1997, 1996 and 1995 was $15.26, $10.74 and $9.39 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                             1997           1996           1995
--------------------------------------------------------------------------------
Expected life (years)                         6.5            7.0            6.9
Risk-free interest rate                      5.92%          6.24%          5.74%
Volatility                                  26.53          22.06          22.26
Dividend yield                               1.41           1.70           1.64

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in 1997, 1996 or 1995. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows (in thousands, except per share data):

                                                     1997          1996          1995
--------------------------------------------------------------------------------------
Net earnings - as reported                    $   516,814   $   493,779   $   464,961
Net earnings - pro forma                          514,602       492,558       464,687
Basic earnings per share - as reported               2.09          1.96          1.84
Basic earnings per share - pro forma                 2.08          1.96          1.84
Diluted earnings per share - as reported             2.08          1.95          1.83
Diluted earnings per share - pro forma               2.07          1.95          1.83

     The pro forma effect on net earnings for 1997, 1996 and 1995 is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

Employee Benefit Plans

     Substantially all employees working over 20 hours per week are covered by retirement plans. Union employees participate in multi-employer retirement plans under collective bargaining agreements. The Company sponsors two funded plans, Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan, which are qualified, defined benefit, noncontributory plans for eligible employees who are 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The Company's funding policy for these plans is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code.
     The Company also sponsors an unfunded Executive Pension Makeup Plan. This plan is nonqualified and provides certain key employees defined pension benefits which supplement those provided by the Company's other retirement plans.
     In February 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company has elected the early adoption provisions of this standard as discussed in the following notes.
     Net periodic benefit cost is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status is determined using assumptions as of the end of each year. Assumptions used at the end of each year for all Company-sponsored pension and postretirement benefit plans were as follows:

                                                    1997       1996       1995
-------------------------------------------------------------------------------
Weighted-average discount rate                      6.60%      7.50%      7.25%
Annual salary increases                        4.50-5.00  4.50-5.00  4.50-5.00
Expected long-term rate of return on assets         9.50       9.50       9.00

     Net periodic benefit cost for Company-sponsored pension plans was as follows (in thousands):

                                                                              1997       1996       1995
---------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                          $ 26,776   $ 24,138   $ 16,172
Interest cost on projected benefit obligations                              23,174     20,095     16,149
Expected return on assets                                                  (34,118)   (30,600)   (22,962)
Amortization of transition asset                                                (6)        (6)        (6)
Amortization of prior service cost                                             944        944        944
Recognized net actuarial (gain) loss                                          (145)        39       (607)
---------------------------------------------------------------------------------------------------------
                                                                          $ 16,625   $ 14,610   $  9,690
---------------------------------------------------------------------------------------------------------

     The following table sets forth the funded status of the Company-sponsored pension plans (in thousands):

                                                             January 29,         January 30,         February 1,
                                                                   1998                1997                1996
----------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation:
  Beginning of year benefit obligation                        $ 293,842           $ 269,645           $ 187,476
  Service cost                                                   26,776              24,138              16,172
  Interest cost                                                  23,174              20,095              16,149
  Actuarial loss (gain)                                          75,565             (12,716)             54,577
  Benefits paid                                                  (7,374)             (7,320)             (4,729)
----------------------------------------------------------------------------------------------------------------
  End of year benefit obligation                                411,983             293,842             269,645
----------------------------------------------------------------------------------------------------------------
Change in plan assets:
  Plan assets at fair value at beginning of year                354,806             321,758             240,534
  Actual return on plan assets                                   56,700              36,295              62,497
  Employer contributions                                         10,400               4,073              23,456
  Benefit payments                                               (7,374)             (7,320)             (4,729)
----------------------------------------------------------------------------------------------------------------
  Plan assets at fair value at end of year                      414,532             354,806             321,758
----------------------------------------------------------------------------------------------------------------

Funded status                                                     2,549              60,964              52,113
Unrecognized net loss (gain)                                     29,922             (23,205)             (4,755)
Unrecognized prior service cost                                   4,483               5,427               6,371
Unrecognized net transition liability                               542                 536                 530
Additional minimum liability                                     (2,612)             (1,080)             (1,605)
----------------------------------------------------------------------------------------------------------------
Net prepaid pension cost                                      $  34,884           $  42,642           $  52,654
----------------------------------------------------------------------------------------------------------------

Prepaid pension cost included with other assets               $  47,559           $  52,497           $  61,875
Accrued pension cost included with other long-term
  liabilities                                                   (12,675)             (9,855)             (9,221)
----------------------------------------------------------------------------------------------------------------
Net prepaid pension cost                                      $  34,884           $  42,642           $  52,654
----------------------------------------------------------------------------------------------------------------

     The following table summarizes the Company-sponsored pension plans which have projected benefit obligations in excess of plan assets and the accumulated benefit obligation of the unfunded makeup plan in which the accumulated benefit obligation exceeds plan assets (in thousands):

                                                            January 29,   January 30,   February 1,
                                                                  1998          1997          1996
---------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets:
  Projected benefit obligation                                $240,869      $ 11,761      $ 11,003
  Fair value of plan assets                                    217,743
Accumulated benefit obligation in excess of plan assets:
  Accumulated benefit obligation                                12,675         9,855         9,221


     Assets of the two funded Company plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $52,363,000, $38,445,000 and $38,859,000 of the Company's common stock at
January 29, 1998, January 30, 1997, and February 1, 1996, respectively), U.S. Government obligations, corporate bonds, international equity funds, real estate and money market funds.
     The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $22,454,000 for 1997, $24,884,000 for 1996 and $23,777,000 for 1995.
     The Company sponsors a tax deferred savings plan which is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. Employees eligible to participate are those who are at least 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. All contributions are determined and made by the employees and the Company incurs no material costs in connection with this plan.
     Most retired employees of the Company are eligible to remain in its health and life insurance plans. Retirees who elect to remain in the Company-sponsored plans are charged a premium which is equal to the difference between the estimated costs of the benefits for the retiree group and a fixed contribution amount made by the Company. The net periodic post-retirement benefit cost was as follows (in thousands):

                                                    1997        1996        1995
---------------------------------------------------------------------------------
Service cost                                      $1,483      $1,304      $  979
Interest cost                                      1,138         989         889
Amortization of unrecognized loss                                 22
---------------------------------------------------------------------------------
                                                  $2,621      $2,315      $1,868
---------------------------------------------------------------------------------

     The following table sets forth the funded status of the Company-sponsored postretirement health and life insurance benefit plan (in thousands):

                                            January 29, January 30, February 1,
                                                  1998        1997        1996
-------------------------------------------------------------------------------
Change in accumulated benefit obligation:
  Beginning of year benefit obligation        $ 14,153    $ 12,486    $  8,216
  Service cost                                   1,483       1,304         979
  Interest cost                                  1,138         989         889
  Plan participants' contributions               1,396       1,237       1,131
  Actuarial loss (gain)                            721        (428)      2,904
  Benefits paid                                 (1,344)     (1,435)     (1,633)
-------------------------------------------------------------------------------
  End of year benefit obligation                17,547      14,153      12,486
-------------------------------------------------------------------------------
Plan assets activity:
  Employer (excess) contributions                  (52)        198         502
  Plan participants' contributions               1,396       1,237       1,131
  Benefit payments                              (1,344)     (1,435)     (1,633)
-------------------------------------------------------------------------------
Funded status                                  (17,547)    (14,153)    (12,486)
Unrecognized net loss                            1,773       1,052       1,503
-------------------------------------------------------------------------------
Accrued postretirement benefit obligations
  included with other long-term liabilities   $(15,774)   $(13,101)   $(10,983)
-------------------------------------------------------------------------------

     Annual rates of increases in health care costs are not applicable in the calculation of the benefit obligation because the Company's contribution is a fixed amount.
     Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured under its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. Following is a summary of the obligation for postemployment benefits included in the Company's consolidated balance sheets (in thousands):

                                                 January 29,  January 30,  February 1,
                                                       1998         1997         1996
--------------------------------------------------------------------------------------
Included with salaries and related liabilities     $  6,661     $  4,620     $  4,427
Included with other long-term liabilities            33,567       30,927       29,949
--------------------------------------------------------------------------------------
                                                   $ 40,228     $ 35,547     $ 34,376
--------------------------------------------------------------------------------------

     The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $96,465,000 for 1997, $100,043,000 for 1996 and $84,709,000 for 1995.
     The Company has bonus plans for store management personnel and other key management personnel. Amounts charged to earnings under all bonus plans were $66,986,000 for 1997, $66,142,000 for 1996 and $58,782,000 for 1995.

Leases

     The Company leases a portion of its real estate. The typical lease period is 25 to 30 years and most leases contain renewal options. Exercise of such options is dependent on the level of business conducted at the location. In addition, the Company leases certain equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for trucks.
     Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Contingent rents associated with capitalized leases were $1,363,000 in 1997, $1,781,000 in 1996 and $1,948,000 in 1995. Following is
an analysis of the Company's capitalized leases (in thousands):

                                              January 29, January 30, February 1,
                                                    1998        1997        1996
---------------------------------------------------------------------------------
Real estate and equipment                       $203,217    $186,768    $183,316
Accumulated amortization                         (87,204)    (83,208)    (81,938)
---------------------------------------------------------------------------------
                                                $116,013    $103,560    $101,378
---------------------------------------------------------------------------------

     Future minimum lease payments for noncancelable operating leases, related subleases and capital leases at January 29, 1998, are as follows (in thousands):

                                              Operating                       Capital
                                                 Leases      Subleases         Leases
--------------------------------------------------------------------------------------
1998                                        $    80,177    $   (16,383)   $    26,482
1999                                             82,111        (14,435)        25,874
2000                                             79,804        (11,394)        25,762
2001                                             78,176         (9,604)        25,558
2002                                             74,022         (6,878)        18,434
Remainder                                       645,928        (23,168)       202,317
--------------------------------------------------------------------------------------
Total minimum obligations (receivables)     $ 1,040,218    $   (81,862)       324,427
-----------------------------------------------------------------------
Interest                                                                     (173,862)
--------------------------------------------------------------------------------------
Present value of net minimum obligations                                      150,565
Current portion                                                                (9,608)
--------------------------------------------------------------------------------------
Long-term obligations at January 29, 1998                                 $   140,957
--------------------------------------------------------------------------------------

     The present value of minimum lease payments under operating leases using an assumed discount rate of 8.0% was approximately $532 million at January 29, 1998.
     Rent expense under operating leases was as follows (in thousands):

                                                  1997       1996       1995
-----------------------------------------------------------------------------
Minimum rent                                  $ 81,402   $ 77,214   $ 68,528
Contingent rent                                  3,469      4,155      4,088
-----------------------------------------------------------------------------
                                                84,871     81,369     72,616
Sublease rent                                  (31,120)   (23,498)   (19,573)
-----------------------------------------------------------------------------
                                              $ 53,751   $ 57,871   $ 53,043
-----------------------------------------------------------------------------

Financial Instruments

     Financial instruments with off-balance-sheet risk to the Company include lease guarantees whereby the Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures. Minimum rentals guaranteed under assigned leases are $6.4 million in 1998 and aggregate $47.7 million for the remaining lease terms, which expire at various dates through 2028. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements.
     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.
     The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and commercial paper borrowings approximate their carrying amounts. The estimated fair values and carrying amounts of long-term debt borrowings (excluding commercial paper) were as follows (in millions):

                                              January 29,  January 30,  February 1,
                                                    1998         1997         1996
-----------------------------------------------------------------------------------
Fair value                                     $   833.8    $   606.3    $   483.9
Carrying amount                                    792.9        593.7        471.8

     Substantially all of these fair values were determined from quoted market prices. The Company has not determined the fair value of lease guarantees due to the inherent difficulty in evaluating the credit worthiness of each tenant.

New Accounting  Standards

     In June 1997 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This new standard requires the reporting of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This standard is effective for the Company's 1998 fiscal year and is not expected to have a significant impact on the Company's reporting requirements.
     In June 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This new standard requires public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This standard is effective for the Company's 1998 fiscal year. However, the reporting requirements need not be applied to interim financial statements in the initial year of application. The Company is in the process of evaluating its reporting requirements under this standard.

Legal Proceedings

     Three civil lawsuits filed in September 1996 as purported statewide class actions in Washington, California and Florida and two civil lawsuits filed in April 1997 in federal court in Boise, Idaho, as purported multi-state class actions (including the remaining states in which the Company operated at the time) have been brought against the Company raising various issues that include:
(i) allegations that the Company has a widespread practice of permitting its employees to work "off-the-clock" without being paid for their work and (ii) allegations that the Company's bonus and workers' compensation plans are unlawful. Four of these suits are being sponsored and financed by the United Food and Commercial Workers (UFCW) International Union. The five suits have been consolidated in Boise, Idaho. In addition, three other similar suits have been filed as purported class actions in Colorado, New Mexico and Nevada which, in effect, duplicate the coverage of the UFCW-sponsored suits. These cases may ultimately be transferred to, or consolidated with, the pending Boise litigation.

     The Company is committed to full compliance with all applicable laws. Consistent with this commitment, the Company has firm and long-standing policies in place prohibiting off-the-clock work and has structured its bonus and workers' compensation plans to comply with applicable law. The Company believes that the UFCW-sponsored suits are part of a broader and continuing effort by the UFCW and some of its locals to pressure the Company to unionize employees who have not expressed a desire to be represented by a union. The Company intends to vigorously defend against all of these lawsuits, and, at this stage of the litigation, the Company believes that it has strong defenses against them.
     Although these lawsuits are subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect the ultimate resolution of these actions to have a material adverse effect on the Company's financial condition, results of operations or cash flows.
     The Company is also involved in routine litigation incidental to operations. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Subsequent  Events

     On January 30, 1998, the Company closed its transaction to purchase all of the outstanding shares of Seessel's Holdings, Inc. (Seessel's), a wholly owned subsidiary of Bruno's, Inc. for cash consideration of approximately $88 million. The transaction included 10 Seessel's grocery stores in the Memphis, Tennessee, market. It also included a central bakery and a central kitchen which manufacture fresh bakery and prepared foods for distribution to the Seessel's stores.
     On January 20, 1998, the Company entered into a definitive agreement to acquire the outstanding shares of Buttrey Food and Drug Stores Company (Buttrey) for cash consideration of approximately $137 million. Buttrey, headquartered in Great Falls, Montana, is a leading supermarket and pharmacy retailer operating 43 stores in Montana, North Dakota and Wyoming. On January 26, 1998, Locomotive Acquisition Corp., a wholly owned subsidiary of the Company, commenced a cash tender offer to purchase all outstanding Buttrey shares for $15.50 per share. The offer is subject to regulatory approval and certain conditions, including the tender of a majority of the outstanding Buttrey shares. On February 23, 1998, the tender offer was extended to April 30, 1998, with all terms and conditions remaining unchanged. As of the close of business on February 23, 1998, approximately 94% of the total number of shares had been tendered pursuant to the Company's offer.
     On March 13, 1998, the Company announced that it had entered into an agreement to acquire Smitty's Super Markets, Inc. (Smitty's) subject to the satisfactory completion of due diligence and other conditions. Smitty's is one of the largest grocery store chains in the Springfield and Joplin, Missouri, areas operating 10 combination stores and two fuel centers.
     In February 1998 the Company issued $84 million of medium-term notes under a shelf registration statement filed with the Securities and Exchange Commission in late 1997. Proceeds from the issuance were used to reduce borrowings under the Company's commercial paper program. Debt securities of up to $416 million remain available for issuance under the 1997 shelf registration statement.

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

     Gary G. Michael                        A. Craig Olson
     Chairman of the Board and              Senior Vice President, Finance and
     Chief Executive Officer                Chief Financial Officer

Independent Auditors' Report

[Deloitte & Touche Logo]


The Board of Directors and Stockholders of Albertson's, Inc.:

     We have audited the accompanying consolidated balance sheets of Albertson's, Inc. and subsidiaries as of January 29, 1998, January 30, 1997, and February 1, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc. and subsidiaries at January 29, 1998, January 30, 1997, and February 1, 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP

Boise, Idaho
March 18, 1998

                               ALBERTSON'S, INC.

                  Five-Year Summary of Selected Financial Data

                                                      52 Weeks         52 Weeks        52 Weeks        52 Weeks        53 Weeks
                                                    January 29,      January 30,     February 1,     February 2,     February 3,
(Dollars in thousands except per share data)              1998             1997            1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------------
Operating Results:
Sales                                             $ 14,689,511     $ 13,776,678    $ 12,585,034    $ 11,894,621    $ 11,283,678
Gross profit                                         3,881,824        3,565,330       3,213,298       3,007,894       2,779,671
Interest expense:
  Debt                                                  57,735           42,156          31,895          38,806          27,945
  Capitalized lease obligations                         16,629           15,168          15,234          13,412          12,233
Earnings before income taxes
  and cumulative effect of
  accounting change                                    826,903          794,847         758,501         678,652         552,215
Income taxes                                           310,089          301,068         293,540         261,281         212,534
Earnings before cumulative effect
  of accounting change                                 516,814          493,779         464,961         417,371         339,681
Cumulative effect of accounting
  change                                                                                                (17,006)
Net earnings                                           516,814          493,779         464,961         400,365         339,681
Net earnings as a percent to sales                        3.52%            3.58%           3.69%           3.37%           3.01%
--------------------------------------------------------------------------------------------------------------------------------
Common Stock Data:
Earnings per share before cumulative
  effect of accounting change:
    Basic                                                $2.09            $1.96           $1.84           $1.65           $1.34
    Diluted                                               2.08             1.95            1.83            1.64            1.33
Cumulative effect of accounting
  change                                                                                                   (.07)
Earnings per share:
    Basic                                                 2.09             1.96            1.84            1.58            1.34
    Diluted                                               2.08             1.95            1.83            1.57            1.33
Cash dividends per share                                  0.64             0.60            0.52            0.44            0.36
Book value per share                                      9.85             8.96            7.75            6.65            5.48
--------------------------------------------------------------------------------------------------------------------------------
Financial Position:
Total assets                                      $  5,218,590     $  4,714,633    $  4,135,911    $  3,621,729    $  3,294,895
Working capital                                        352,338          420,830         194,509          94,150         132,169
Long-term debt                                         989,650          921,704         602,993         382,775         554,092
Capitalized lease obligations                          140,957          130,050         129,265         129,573         110,919
Stockholders' equity                                 2,419,456        2,247,018       1,952,523       1,687,893       1,389,379
--------------------------------------------------------------------------------------------------------------------------------
Other Year End Statistics:
Number of stores                                           878              826             764             720             676
Number of employees:
  Total                                                 94,000           88,000          80,000          76,000          75,000
  Full-time equivalents                                 76,000           71,000          66,000          60,000          58,000
--------------------------------------------------------------------------------------------------------------------------------

-In fiscal 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The total cumulative effect of this accounting change (net of $10.6 million in tax benefits) decreased net earnings by $17.0 million or $0.07 per basic and diluted share.
-In fiscal 1993 a $29.9 million nonrecurring charge was recorded to cover the settlement of a lawsuit and interest expense included a reduction of $9.7 million due to the successful resolution of a tax issue for which interest expense had previously been accrued.

                               ALBERTSON'S, INC.

                            Quarterly Financial Data


(Dollars in thousands except
per share data - Unaudited)         First       Second        Third       Fourth          Year
-----------------------------------------------------------------------------------------------

1997
Sales                          $3,607,541   $3,680,509   $3,612,032   $3,789,429   $14,689,511
Gross profit                      928,706      931,960      974,080    1,047,078     3,881,824
Net earnings                      109,266      109,440      123,405      174,703       516,814
Earnings per share:
  Basic                              0.44         0.44         0.50         0.71          2.09
  Diluted                            0.43         0.44         0.50         0.71          2.08
-----------------------------------------------------------------------------------------------
1996
Sales                          $3,343,941   $3,481,131   $3,375,771   $3,575,835   $13,776,678
Gross profit                      858,615      900,966      868,337      937,412     3,565,330
Net earnings                      112,377      120,712      106,424      154,266       493,779
Earnings per share:
  Basic                              0.45         0.48         0.42         0.61          1.96
  Diluted                            0.44         0.48         0.42         0.61          1.95
----------------------------------------------------------------------------------------------

     The  Company   estimates  the  quarterly  LIFO  reserves  which  cannot  be accurately determined until year end. The LIFO method of valuing inventories increased (decreased) net earnings and earnings per share as follows:


(Dollars in thousands except
per share data - Unaudited)                   First       Second        Third       Fourth        Year
-------------------------------------------------------------------------------------------------------
1997
Net earnings                              $  (6,726)   $  (6,800)   $  (2,326)    $ 10,120    $ (5,732)
Basic and diluted earnings per share          (0.03)       (0.03)       (0.01)        0.04       (0.02)
-------------------------------------------------------------------------------------------------------
1996
Net earnings                              $  (7,651)   $  (7,651)   $  (3,331)   $   9,304   $  (9,329)
Basic and diluted earnings per share          (0.03)       (0.03)       (0.01)        0.03       (0.04)
-------------------------------------------------------------------------------------------------------

-In 1997, due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly earnings per share does not equal the annual earnings per share.

                                        Stockholders' Information


Address:                             Annual Meeting:                              When directing correspondence to
ALBERTSON'S, INC.                    The 1998 Annual Meeting of Stockholders      ChaseMellon at the address shown,
General Offices                      will be held at 10:00 a.m. Mountain          stockholders are reminded to include
250 Parkcenter Boulevard             Daylight Time on Friday, May 22, 1998,       a reference to Albertson's, Inc.
P.O. Box 20                          in the Eyries Room, Boise Centre on the
Boise, Idaho 83726                   Grove, 850 Front Street, Boise, Idaho.       Company Profile Available:
Telephone: (208) 395-6200                                                         A copy of the Company Profile, which
                                     Dividend Investment Plan:                    contains a discussion of our core
Auditors:                            The  Company's  Dividend  Investment Plan    values, including equal opportunity,
Deloitte & Touche LLP                allows  stockholders  owning  at least 15    environmental quality and community
Boise, Idaho                         shares  of  record  to automatically invest  support, as well as statistical
                                     the quarterly dividends or to purchase       information about the Company, is
Stock Transfer Agent and Registrar:  additional shares under the Plan with        available to stockholders, without
ChaseMellon Shareholder              voluntary cash payments. More information    charge, upon request to the Corporate
  Services, L.L.C.                   may be obtained from ChaseMellon at          Secretary of Albertson's, Inc.
Shareholder Relations Department     (800) 982-7649 or from the Corporate
P.O. Box 3315                        Secretary of Albertson's, Inc.               Form 10-K Available:
South Hackensack, New Jersey 07606                                                A copy of Form 10-K Annual Report filed
Telephone: (800) 356-2017            Information Contact:                         with the Securities and Exchange
Internet Address:                    Information on individual accounts or on     Commission for Albertson's, Inc. fiscal
  www.chasemellon.com                procedures  necessary  to make  changes in   year ended January 29, 1998, is available
                                     an account is provided by ChaseMellon at     to stockholders, without charge, upon
Stockholders of Record:              (800) 356-2017 between the hours of 8:00     request to the Corporate Secretary of
There were 18,0000 stockholders      a.m. and 8:00 p.m., Eastern Time, after a    Albertson's, Inc.
of record at March 18, 1998.         stockholder  identifies  his or her
                                     account  by   providing   a  taxpayer
                                     identification number, the registration
                                     name on the securities and the address of
                                     record.



Company Stock Information
The Company's stock is traded on the New York and Pacific Stock Exchanges under the symbol ABS. An analysis of high and low stock prices by quarter is as follows:


               First              Second              Third              Fourth               Year
             High       Low      High      Low      High       Low      High       Low      High      Low
1997       37        30 1/2    38 11/16 31 7/8    37 3/4    32 3/4    48 5/8    36 5/16   48 5/8   30 1/2
1996       39 3/8    33 3/4    42 3/4   36 1/8    43 3/4    33 3/4    38        33 3/4    43 3/4   33 3/4
1995       32 1/2    29 7/8    31 5/8   27 1/4    34 5/8    28 5/8    35 5/8    30 3/8    35 5/8   27 1/4


Cash dividends declared per share:

                    First            Second             Third            Fourth              Year
1997               $ 0.16            $ 0.16            $ 0.16            $ 0.16            $ 0.64
1996                 0.15              0.15              0.15              0.15              0.60
1995                 0.13              0.13              0.13              0.13              0.52


In March 1998 the Board of Directors increased the regular quarterly cash dividend 6.3% to $0.17 per share from $0.16 per share, for an annual rate of $0.68 per share. The new quarterly rate will be paid on May 25, 1998, to stockholders of record on May 1, 1998.