Form 10-K, Exhibit 13
period 1999-01-28
ALBERTSONS INC /DE/
filed 1999-04-08
CIK 3333

EXHIBIT 13


                                Albertson's, Inc.

Financial Review


                              Business Combinations

     On August 2, 1998, the Company entered into a definitive merger agreement with American Stores Company (ASC) which was approved by the stockholders of Albertson's and ASC on November 12, 1998. The agreement provides for a business combination between the Company and ASC in which ASC will become a wholly owned subsidiary of the Company. Under the terms of the agreement, the holders of ASC common stock will be issued 0.63 shares of Albertson's, Inc., common stock in exchange for each share of ASC common stock, with cash being paid in lieu of fractional shares, in a transaction intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes. The transaction is subject to certain regulatory clearance and is expected to close during the latter part of the Company's first fiscal quarter or early in the second fiscal quarter of 1999.
     During 1998 the Company acquired Seessel Holdings, Inc. (Seessel's), Smitty's Super Markets, Inc. (Smitty's), Buttrey Food and Drug Stores Company (Buttrey) and the assets of 15 Bruno's, Inc., stores in transactions accounted for using the purchase method of accounting. Seessel's, acquired on January 30, 1998, included 10 grocery stores in Memphis, Tennessee, and a central bakery and central kitchen, which manufacture fresh bakery and prepared foods for distribution to the Seessel's stores. Smitty's, acquired on April 20, 1998, included 10 combination stores and 3 fuel centers with convenience stores in southwest Missouri. Buttrey, acquired on October 1, 1998, included 44 stores in Montana, North Dakota and Wyoming. In accordance with an agreement with the Federal Trade Commission, 9 Buttrey stores and 6 Albertson's stores were divested. The assets of the 15 Bruno's, Inc., stores, acquired on August 24, 1998, included 14 operating stores and 1 store under construction located in the metropolitan areas of Nashville and Chattanooga, Tennessee, as well as 1 store in northern Georgia.


                              Results of Operations

     The Company has reported increased sales and earnings for 29 consecutive years. Sales for 1998 were $16.0 billion, compared to $14.7 billion in 1997 and $13.8 billion in 1996. The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:

                                                           Percent to Sales                    Percentage Change
                                                           ----------------                    -----------------
                                                                                             1998        1997       1996
                                                      1998       1997        1996        vs. 1997    vs. 1996   vs. 1995
---------------------------------------------------------------------------------------------------------------------------
Sales                                               100.00     100.00      100.00             9.0         6.6        9.5
Gross profit                                         27.39      26.43       25.88            12.9         8.9       11.0
Selling, general and administrative expenses         21.15      20.36       19.71            13.2        10.1       12.9
Impairment - store closures                           0.15
Operating profit                                      6.08       6.07        6.17             9.1         5.0        5.2
Net interest expense                                  0.67       0.56        0.47            29.7        27.9       16.1
Earnings before income taxes                          5.59       5.63        5.77             8.2         4.0        4.8
Net earnings                                          3.54       3.52        3.58             9.7         4.7        6.2


     Increases in sales are primarily attributable to the continued expansion of net retail square footage, and identical and comparable store sales increases. During 1998 the Company opened 132 stores, remodeled 27 stores, completed 30 strategic retrofits and closed 27 stores for a net retail square footage increase of 5.6 million square feet. Included in store openings are 74 acquired stores (net of 9 Buttrey stores divested) and included in store closings are 6 Albertson's stores divested in connection with the Buttrey acquisition. Net retail square footage increased 13.1% in 1998, 7.4% in 1997 and 9.6% in 1996. Identical store sales, stores that have been in operation for two full fiscal years, increased 0.3% in 1998 and 1997, and 2.0% in 1996. Comparable store sales, which include replacement stores, increased 0.5% in 1998, 0.4% in 1997 and 2.1% in 1996. Identical and comparable store sales continued to increase through higher average ticket sales per customer. Management estimates that there was overall deflation in products the Company sells of approximately 0.4% in 1998 compared to inflation of approximately 0.3% in 1997 and 0.6% in 1996.

     In addition to new store development, the Company plans to increase sales through its continued investment in programs initiated in recent years which are designed to provide solutions to customer needs. These programs include the Front End Manager program; home meal solutions called "Quick Fixin' Ideas"; special destination departments such as Albertson's Better Care pharmacies, baby care, pet care and snack and beverage centers; and increased emphasis on training programs utilizing Computer Guided Training. To provide additional solutions to customer needs, the Company has added new gourmet-quality bakery products and organic grocery and produce items. Other solutions include neighborhood marketing, targeted advertising and destination departments in new and remodeled stores.
     Gross profit, as a percent to sales, increased primarily as a result of continued improvements made in retail stores, including substantial improvements in underperforming stores and improved sales mix of partially prepared, value-added products. Gross profit improvements were also realized through the continued utilization of Company-owned distribution facilities and increased buying efficiencies. All of the Company's retail stores are serviced by Company-owned distribution centers, which provide approximately 75% of all products purchased by Albertson's retail stores. The Company's distribution facilities provide product exclusively to the Company's retail stores.
Utilization of the Company's distribution centers has enabled the Company to improve its control over product costs and product distribution. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by 0.05% in 1998, 0.06% in 1997 and 0.11% in 1996.
     Selling, general and administrative (SG&A) expenses, as a percent to sales, increased primarily due to increased salary and related benefit costs resulting from the Company's initiatives to increase sales, increased depreciation expense associated with the Company's expansion program and integration costs associated with the various acquisitions in 1998. In addition to increasing sales, the Company continued to implement new technology designed to increase productivity, and emphasize cost containment programs to control SG&A expenses.
     The Company recorded a charge to earnings (Impairment - store closures) in 1998 related to management's decision to close 16 underperforming stores in 8 states. The charge included impaired real estate and equipment, as well as the present value of remaining liabilities under leases, net of expected sublease recoveries. As of January 28, 1999, 13 of these stores had been closed and management believes the 1998 charge and remaining reserve are adequate.
     Increases in net interest expense resulted from higher average outstanding debt. The average outstanding debt has increased as a result of the Company's continued investment in new and acquired stores.
     The Company's effective income tax rate for 1998 was 36.6%, as compared to 37.5% for 1997 and 37.9% for 1996. The reduction is primarily due to the effect of increases in the cash surrender value of Company-owned life insurance, which is a non-taxable item.

                         Liquidity and Capital Resources

     The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash provided by operating activities during 1998 was $825 million, compared to $868 million in 1997 and $650 million in 1996. During 1998 the Company invested $834 million for capital expenditures and $260 million for business acquisitions. The Company's financing activities for 1998 included new long-term borrowings of $317 million, a net increase of commercial paper borrowings of $46 million, bank line borrowings of $171 million, $165 million for the payment of dividends (which represents 29.0% of 1998 net earnings) and $17 million to purchase and retire stock.
     The Company utilizes its commercial paper and bank line programs primarily to supplement cash requirements for seasonal fluctuations in working capital and to fund its capital expenditure program. Accordingly, commercial paper and bank line borrowings will fluctuate between the Company's quarterly reporting periods. The Company had $500 million of commercial paper and bank line borrowings outstanding at January 28, 1999, compared to $283 million at January 29, 1998, and $329 million at January 30, 1997. As of January 28, 1999, the Company had a revolving credit agreement for $600 million (which was reserved as alternative funding for the Company's commercial paper program) and bank lines of credit for $635 million (of which $175 million was drawn as of January 28,
1999). The revolving credit agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.
     During 1998 the Company issued a total of $317 million in medium-term notes under a $500 million shelf registration statement filed with the Securities and Exchange Commission (SEC) in December 1997. Under a shelf registration statement filed with the SEC in May 1996, the Company issued $200 million of medium-term notes in 1997 and $200 million of 30-year 7.75% debentures in 1996. Proceeds from these issuances were used to reduce borrowings under the Company's commercial paper program.
     The Company filed a shelf registration statement with the SEC, which became effective in February 1999, to authorize the issuance of up to $2.5 billion in debt securities. The remaining authorization of $183 million under the 1997 shelf registration statement was rolled into the 1999 shelf registration statement. The Company intends to use the net proceeds of any securities sold pursuant to the 1999 shelf registration statement for general corporate purposes, including retirement of debt, working capital, acquisitions and other business opportunities.
     Since 1987 the Board of Directors has continuously adopted or renewed programs under which the Company was authorized, but not required, to purchase and retire shares of its common stock. The remaining authorization under the program adopted by the Board on March 2, 1998, which authorized the Company to purchase and retire up to 5 million shares through March 31, 1999, was rescinded in connection with the pending merger with American Stores Company. Under these programs, the Company purchased and retired 0.3 million shares in 1998, 5.4 million shares in 1997 and 1.6 million shares in 1996.

     The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Long-term debt and capitalized lease obligations to capital(1)                     37.5%             31.8%            31.9%
Long-term debt and capitalized lease obligations to total assets                 27.0              21.7             22.3

(1)  Capital  includes   long-term  debt,   capitalized  lease  obligations  and
     stockholders' equity


     The average size of stores opened in 1998, 50,400 square feet, increased the Company's average store size to 49,200 square feet. At January 28, 1999, 95% of the Company's retail square footage consisted of stores over 35,000 square feet. Retail square footage has also increased due to the Company's remodel program. In 1998, 9 of the 27 remodeled stores were expanded in size. The Company continues to retain ownership of real estate when possible. As of January 28, 1999, the Company held title to the land and buildings of 53% of the Company's stores and held title to the buildings on leased land of an additional 10% of the Company's stores. The Company also holds title to the land and buildings of the Company's corporate headquarters in Boise, Idaho, 8 division offices and all of the distribution facilities.
     During the past three years, the Company has invested $130 million (excluding inventory) in its distribution operations and has added 412,000 square feet of new or expanded facilities. During 1998 the Company began construction of a new 730,000-square-foot distribution center in Tulsa, Oklahoma. This new center is scheduled to begin operations in August 1999.
     The Company is committed to keeping its stores up to date. In the last three years, the Company has opened or remodeled 370 stores representing 40% of the Company's retail square footage as of January 28, 1999. The following summary of historical capital expenditures includes capital leases, stores acquired in business and asset acquisitions, assets acquired with related debt and the estimated fair value of property financed by operating leases (in thousands):

                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
New and acquired stores                                                  $    746,576         $ 515,773        $ 460,188
Remodels                                                                      139,739            96,973          117,358
Retail replacement equipment and technological upgrades                        59,004            41,628           52,478
Distribution facilities and equipment                                          67,170            28,399           34,812
Other                                                                          30,328            13,658           21,171
---------------------------------------------------------------------------------------------------------------------------

Total capital expenditures                                                  1,042,817           696,431          686,007
Estimated fair value of property financed by operating leases                  95,000            44,000           47,000
---------------------------------------------------------------------------------------------------------------------------

                                                                          $ 1,137,817         $ 740,431        $ 733,007
---------------------------------------------------------------------------------------------------------------------------

     The Company's strong financial position provides the flexibility for the Company to grow through its store development program and future acquisitions. The Board of Directors at its March 1999 meeting increased the regular quarterly cash dividend to $0.18 per share, for an annual rate of $0.72 per share.


                           Recent Accounting Standards

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard is effective for the Company's 2000 fiscal year. The Company has not yet completed its evaluation of this standard or its potential impact on the Company's reporting requirements.


           Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to certain market risks that are inherent in the Company's financial instruments which arise from transactions entered into in the normal course of business. Although the Company currently utilizes no material derivative financial instruments which expose the Company to significant market risk, the Company is exposed to cash flow and fair value risk due to changes in interest rates with respect to its long-term debt borrowings.

     The Company is subject to interest rate risk on its long-term fixed interest rate debt and bank line borrowings. Commercial paper borrowings do not give rise to significant interest rate risk because these borrowings have maturities of less than three months. All things being equal, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. The Company manages its exposure to interest rate risk by utilizing a combination of fixed rate, commercial paper and bank line borrowings.
     The table below presents principal cash flows and related weighted average interest rates of the Company's long-term debt and bank line borrowings (excluding commercial paper) at January 28, 1999, by expected maturity dates (in millions):

                                      1999      2000      2001      2002      2003   Thereafter        Total     Fair Value
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                     $ 180.8   $ 295.3     $ 1.5     $ 1.7     $ 1.9      $ 726.8    $ 1,208.0      $ 1,284.9
Weighted average interest rate        5.48%     6.33%     9.04%     9.29%     9.49%        6.94%        6.58%


                              Year 2000 Compliance

     The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. As the year 2000 approaches, systems using such programs may be unable to accurately process certain date-based information. To the extent that the Company's software applications contain source code that is unable to interpret appropriately the upcoming calendar year 2000 and beyond, some level of modification or replacement of such applications will be necessary to avoid system failures and the temporary inability to process transactions or engage in other normal business activities.
     In September 1995 the Company formed a project team to assess the impact of the Year 2000 issue on the software and hardware utilized in the Company's internal operations. The project team is staffed primarily with representatives of the Company's Information Systems and Technology department and reports on a regular basis to senior management and the Company's Board of Directors.
     The initial phase of the Year 2000 project was assessment and planning. This phase is substantially complete and included an assessment of all computer hardware, software, systems and processes ("IT Systems") and non-information technology systems such as telephones, clocks, scales, refrigeration controllers and other equipment containing embedded microprocessor technology ("Non-IT Systems"). The completion of upgrades, validation and forward date testing for all systems is scheduled for early 1999 although many systems have been completed. The Company expects to successfully implement the remediation of the IT Systems and Non-IT Systems.
     In addition to the remediation of the IT systems and Non-IT systems, the Company has identified relationships with third parties, including vendors, suppliers and service providers, which the Company believes are critical to its business operations. The Company is in the process of communicating with these third parties through questionnaires, letters and interviews in an effort to determine the extent to which they are addressing their Year 2000 compliance issues. The Company will continue to communicate with, assess and monitor the progress of these third parties in resolving Year 2000 issues.
     The total costs to address the Company's Year 2000 issues are estimated to be approximately $14 million, of which approximately $4 million has been or will be expensed and approximately $10 million has been or will be capitalized. These costs include expenditures accelerated for Year 2000 compliance. To date, the Company has spent approximately 90% of the estimated costs. These costs have been funded through operating cash flow and represent an immaterial portion of the Company's IT budget.
     The Company is dependent on the proper operation of its internal computer systems and software for several key aspects of its business operations, including store operations, merchandise purchasing, inventory management, pricing, sales, warehousing, transportation, financial reporting and administrative functions. The Company is also dependent on the proper operation of the computer systems and software of third parties providing critical goods and services to the Company, including vendors, utilities, financial institutions, government entities and others. The Company believes that its efforts will result in Year 2000 compliance. However, the failure or malfunction of internal or external systems could impair the Company's ability to operate its business in the ordinary course and could have a material adverse effect on its results of operations.
     The Company is currently developing its contingency plans and intends to formalize these plans with respect to its most critical applications during the first half of 1999. Contingency plans may include manual workarounds, increased inventories and extra staffing.

          Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

     From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995, including statements about the ability of the Company and ASC to obtain the necessary regulatory approvals and satisfy other conditions to the closing of the merger transaction and with respect to the future performance of the combined companies. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, contain forward-looking information. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.
     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), labor negotiations, adverse effects of failure to achieve Year 2000 compliance, the Company's ability to recruit and develop employees, its ability to develop new stores or complete remodels as rapidly as planned, its ability to implement new technology successfully, stability of product costs, the ability of the Company and ASC to obtain the required regulatory approvals on terms acceptable to them, adverse changes in the business or financial condition of the Company or ASC prior to the closing of the merger transaction and the Company's ability to integrate the operations of ASC.
     Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.


Consolidated Earnings

                                                                        52 Weeks            52 Weeks            52 Weeks
                                                                      January 28,         January 29,         January 30,
(In thousands except per share data)                                        1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------
Sales                                                               $ 16,005,115        $ 14,689,511        $ 13,776,678
Cost of sales                                                         11,622,026          10,807,687          10,211,348
---------------------------------------------------------------------------------------------------------------------------

Gross profit                                                           4,383,089           3,881,824           3,565,330
Selling, general and administrative expenses                           3,385,531           2,990,172           2,715,776
Impairment - store closures                                               24,407
---------------------------------------------------------------------------------------------------------------------------

Operating profit                                                         973,151             891,652             849,554
Other (expenses) income:
   Interest, net                                                        (107,074)            (82,563)            (64,569)
   Other, net                                                             28,768              17,814               9,862
---------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                             894,845             826,903             794,847
Income taxes                                                             327,692             310,089             301,068
---------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                       $     567,153       $     516,814       $     493,779
---------------------------------------------------------------------------------------------------------------------------

Earnings Per Share:
   Basic                                                                  $ 2.31              $ 2.09              $ 1.96
   Diluted                                                                  2.30                2.08                1.95
Weighted average common shares outstanding:
   Basic                                                                 245,637             247,735             251,710
   Diluted                                                               246,808             248,497             252,730


See Notes to Consolidated Financial Statements


Consolidated Balance Sheets


                                                                      January 28,         January 29,         January 30,
(Dollars in thousands)                                                      1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                        $     80,646        $    108,083       $      90,865
   Accounts and notes receivable                                         153,714             121,023              98,364
   Inventories                                                         1,503,164           1,308,578           1,201,067
   Prepaid expenses                                                       38,871              44,426              42,823
   Deferred income taxes                                                  57,510              45,747              42,804
---------------------------------------------------------------------------------------------------------------------------

      Total Current Assets                                             1,833,905           1,627,857           1,475,923
Other Assets                                                             277,728             207,360             184,070
Goodwill, net                                                            148,322
Land, Buildings and Equipment, net                                     3,974,013           3,383,373           3,054,640
---------------------------------------------------------------------------------------------------------------------------

Total Assets                                                         $ 6,233,968         $ 5,218,590         $ 4,714,633
---------------------------------------------------------------------------------------------------------------------------


Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable                                                 $    873,956        $    742,557        $    682,305
   Salaries and related liabilities                                      171,706             149,898             135,681
   Taxes other than income taxes                                          76,923              80,842              67,086
   Income taxes                                                           47,142              37,657              14,409
   Self-insurance                                                         73,066              69,982              63,999
   Unearned income                                                        64,418              46,069              36,539
   Other                                                                  53,282              52,395              46,161
   Current maturities of long-term debt                                    6,991              86,511                 975
   Current portion of capitalized lease obligations                       11,347               9,608               7,938
---------------------------------------------------------------------------------------------------------------------------

      Total Current Liabilities                                        1,378,831           1,275,519           1,055,093
Long-Term Debt                                                         1,527,432             989,650             921,704
Capitalized Lease Obligations                                            157,102             140,957             130,050
Other Long-Term Liabilities and Deferred Credits                         360,149             393,008             360,768
Commitments and Contingencies
Stockholders' Equity:
   Preferred stock - $1.00 par value; authorized - 10,000,000 shares; designated - 3,000,000 shares of Series A Junior
      Participating; issued - none
   Common stock - $1.00 par value;  authorized - 1,200,000,000 shares; issued - 245,697,363 shares, 245,735,633 shares
      and 250,690,105 shares, respectively                               245,697             245,736             250,690
   Capital in excess of par value                                          5,239               4,271                  92
   Retained earnings                                                   2,559,518           2,169,449           1,996,236
---------------------------------------------------------------------------------------------------------------------------

      Total Stockholders' Equity                                       2,810,454           2,419,456           2,247,018
---------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                           $ 6,233,968         $ 5,218,590         $ 4,714,633
---------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements


Consolidated Cash Flows

                                                                        52 Weeks            52 Weeks            52 Weeks
                                                                      January 28,         January 29,         January 30,
(In thousands)                                                              1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net earnings                                                       $     567,153          $  516,814          $  493,779
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation and amortization                                         375,395             328,795             294,341
   Net deferred income taxes                                             (27,968)             (1,299)             33,868
   Increase in cash surrender value of Company-owned life insurance      (22,670)            (14,113)             (9,021)
   Impairment  -  store  closures                                         24,407
   Changes in operating assets and liabilities,
    net of business acquisitions:
      Receivables and prepaid expenses                                   (54,251)            (19,180)            (18,072)
      Inventories                                                       (144,719)           (107,511)           (170,821)
      Accounts payable                                                   100,563              60,252              33,342
      Other current liabilities                                           17,112              57,984              14,514
      Self-insurance                                                      (1,808)             12,619             (11,234)
      Unearned income                                                    (16,797)             21,705             (10,735)
      Other long-term liabilities                                          9,029              12,081                (313)
---------------------------------------------------------------------------------------------------------------------------

         Net cash provided by operating activities                       825,446             868,147             649,648
---------------------------------------------------------------------------------------------------------------------------


Cash Flows From Investing Activities:
   Capital expenditures                                                 (834,373)           (674,053)           (673,310)
   Proceeds from disposals of land, buildings and equipment               47,632              37,098              31,095
   Business acquisitions, net of cash acquired                          (259,672)
   Increase in other assets                                               (9,274)            (14,258)            (21,542)
---------------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                        (1,055,687)           (651,213)           (663,757)
---------------------------------------------------------------------------------------------------------------------------


Cash Flows From Financing Activities:
   Proceeds from long-term borrowings                                    317,000             200,000             202,000
   Payments on long-term borrowings                                     (154,692)             (8,995)            (88,202)
   Net commercial paper activity                                          46,259             (45,692)            119,601
   Proceeds from bank line borrowings                                    170,695
   Proceeds from stock options exercised                                   4,644               5,206               3,530
   Cash dividends paid                                                  (164,584)           (156,261)           (146,060)
   Stock purchased and retired                                           (16,518)           (193,974)            (55,008)
---------------------------------------------------------------------------------------------------------------------------

         Net cash provided by (used in) financing activities             202,804            (199,716)             35,861
---------------------------------------------------------------------------------------------------------------------------

Net (Decrease) Increase in Cash and Cash Equivalents                     (27,437)             17,218              21,752
Cash and Cash Equivalents at Beginning of Year                           108,083              90,865              69,113
---------------------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents at End of Year                          $       80,646          $  108,083          $   90,865
---------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements


Consolidated Stockholders' Equity

                                                     Common           Capital in
                                                Stock $1.00            Excess of            Retained
(In thousands except per share data)              Par Value            Par Value            Earnings               Total
---------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1996                       $ 251,919             $  3,269         $ 1,697,335         $ 1,952,523

Exercise of stock options                               351                2,977                                   3,328
Tax benefits related to stock options                                      3,310                                   3,310
Stock purchased and retired                          (1,580)              (9,464)            (43,964)            (55,008)
Cash dividends, $0.60 per share                                                             (150,914)           (150,914)
Net earnings                                                                                 493,779             493,779
---------------------------------------------------------------------------------------------------------------------------

Balance at January 30, 1997                         250,690                   92           1,996,236           2,247,018

Exercise of stock options                               414                3,186                                   3,600
Tax benefits related to stock options                                      3,974                                   3,974
Stock purchased and retired                          (5,368)              (2,981)           (185,625)           (193,974)
Cash dividends, $0.64 per share                                                             (157,976)           (157,976)
Net earnings                                                                                 516,814             516,814
---------------------------------------------------------------------------------------------------------------------------

Balance at January 29, 1998                         245,736                4,271           2,169,449           2,419,456

Exercise of stock options                               310                2,537                                   2,847
Tax benefits related to stock options                                      4,550                                   4,550
Stock purchased and retired                            (349)              (6,119)            (10,050)            (16,518)
Cash dividends, $0.68 per share                                                             (167,034)           (167,034)
Net earnings                                                                                 567,153             567,153
---------------------------------------------------------------------------------------------------------------------------

Balance at January 28, 1999                       $ 245,697             $  5,239         $ 2,559,518         $ 2,810,454
---------------------------------------------------------------------------------------------------------------------------



See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
(Dollars in thousands except per share amounts)


                                   The Company

     Albertson's, Inc. (the "Company") is incorporated under the laws of the State of Delaware and is the successor to a business founded by J. A. Albertson in 1939. Based on sales, the Company is one of the largest retail food-drug chains in the United States. As of January 28, 1999, the Company operated 983 stores in 25 Western, Midwestern and Southern states. Retail operations are supported by 11 Company-owned distribution centers, strategically located in the Company's operating markets. The Company's distribution centers provide product exclusively to the Company's retail stores.


                   Summary of Significant Accounting Policies

     FISCAL YEAR END: The Company's fiscal year is generally 52 weeks and periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31 each year. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.
     CONSOLIDATION: The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly owned subsidiaries. All material intercompany balances have been eliminated.
     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of government-backed money market funds and repurchase agreements backed by government securities, are recorded at cost which approximates market value.
     INVENTORIES: The Company values inventories at the lower of cost or market. Cost of substantially all inventories is determined on a last-in, first-out
(LIFO) basis.
     CAPITALIZATION, DEPRECIATION AND AMORTIZATION: Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements--10 to 35 years; fixtures and equipment--3 to 8 years; leasehold improvements--10 to 15 years; and capitalized leases--25 to 30 years. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.
     The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the applicable lease or the useful life of the asset. Capital leases are recorded at the lower of the fair market value of the asset or the present value of future minimum lease payments. These leases are amortized on the straight-line method over their primary term.
     Beneficial lease rights and lease liabilities are recorded on purchased leases based on differences between contractual rents under the respective lease agreements and prevailing market rents at the date of the acquisition of the lease. Beneficial lease rights are amortized over the lease term using the straight-line method. Lease liabilities are amortized over the lease term using the interest method.
     Upon disposal of fixed assets, the appropriate property accounts are reduced by the related costs and accumulated depreciation and amortization. The resulting gains and losses are reflected in consolidated earnings.
     GOODWILL: Goodwill resulting from business acquisitions represents the excess of purchase price over fair value of net assets acquired and is being amortized over 40 years using the straight-line method. Accumulated amortization amounted to $2.7 million as of January 28, 1999. Periodically, the Company re-evaluates goodwill and other intangibles based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded asset costs.
     SELF-INSURANCE: The Company is primarily self-insured for property loss, workers' compensation and general liability costs. Self-insurance liabilities are based on claims filed and estimates for claims incurred but not reported. These liabilities are not discounted.
     UNEARNED INCOME: Unearned income consists primarily of buying and promotional allowances received from vendors in connection with the Company's buying and merchandising activities. These funds are recognized as revenue when earned by purchasing specified amounts of product or promoting certain products.
     STORE OPENING AND CLOSING COSTS: Noncapital expenditures incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred. When a store is closed, the remaining investment in fixed assets, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease recovery, is also expensed.
     ADVERTISING: Advertising costs incurred to produce media advertising for major new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Net advertising expenses of $48.7 million, $44.0 million and $34.7 million were included with cost of sales in the Company's Consolidated Earnings for 1998, 1997 and 1996, respectively.

     STOCK OPTIONS: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.
     COMPANY-OWNED LIFE INSURANCE: The Company has purchased life insurance policies to cover its obligations under deferred compensation plans for officers, key employees and directors. Cash surrender values of these policies are adjusted for fluctuations in the market value of underlying investments. The cash surrender value is adjusted each reporting period and any gain or loss is included with other income (expense) in the Company's Consolidated Earnings.
     INCOME TAXES: The Company provides for deferred income taxes resulting from temporary differences in reporting certain income and expense items for income tax and financial accounting purposes. The major temporary differences and their net effect are shown in the "Income Taxes" note.
     EARNINGS PER SHARE: Earnings per share (EPS) are computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist solely of outstanding options under the Company's stock option plans. There were no outstanding options excluded from the computation of potential common shares (option price exceeded the average market price during the period) in 1998. Outstanding options excluded in 1997 and 1996 amounted to 1,520,000 shares and 24,000 shares, respectively.
     RECLASSIFICATIONS: Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.
     USE OF ESTIMATES: The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                          Impairment - Store Closures

     The Company recorded a charge to earnings in 1998 related to management's decision to close 16 underperforming stores in 8 states. The charge included impaired real estate and equipment, as well as the present value of remaining liabilities under leases, net of expected sublease recoveries. As of January 28, 1999, 13 of these stores had been closed and management believes the 1998 charge and remaining reserve are adequate.


                       Supplemental Cash Flow Information

Selected cash payments and noncash activities were as follows:


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Cash payments for income taxes                                              $ 341,334         $ 284,030        $ 288,590
Cash payments for interest, net of amounts capitalized                         95,553            65,930           59,284
Noncash investing and financing activities:
   Tax benefits related to stock options                                        4,550             3,974            3,310
   Fair market value of stock exchanged for option price                        1,460             2,021              768
   Fair market value of stock exchanged for tax withholdings                    1,796             1,606              202
   Capitalized lease obligations incurred                                      24,857            22,228           12,005
   Capitalized lease obligations terminated                                     5,509             1,632            3,240
   Acquisition note payable                                                     8,000
   Liabilities assumed in connection with asset acquisitions                    1,840               150              692


                              Business Combinations

     On January 30, 1998, the Company acquired Seessel Holdings, Inc., a wholly owned subsidiary of Bruno's, Inc. for cash consideration of approximately $88 million. This acquisition included 10 grocery stores in the Memphis, Tennessee, area, and a central bakery and central kitchen, which manufacture fresh bakery and prepared foods for distribution to the Seessel's stores. The Company operates these stores under the Seessel's banner.

     On April 20, 1998, the Company acquired Smitty's Super Markets, Inc., for cash consideration of approximately $36 million plus an $8 million unsecured note payable. This acquisition included 10 combination stores and 3 fuel centers with convenience stores in the Springfield and Joplin, Missouri, areas.
     On August 24, 1998, the Company purchased the assets of 15 Bruno's, Inc., stores for approximately $36 million. This acquisition included 14 operating stores and 1 store under construction which, when completed, will replace a store currently operating. The stores are located in the Nashville and Chattanooga, Tennessee, metropolitan areas. The Chattanooga area stores include a store in northern Georgia. The Company operates these stores under the Albertson's banner.
     On October 1, 1998, the Company acquired Buttrey Food and Drug Stores Company for cash consideration of approximately $142 million. This acquisition included 44 stores in Montana, North Dakota and Wyoming. In accordance with an agreement with the Federal Trade Commission, 9 Buttrey stores and 6 Albertson's stores were simultaneously divested with the purchase. The Company operates the acquired Buttrey stores under the Albertson's banner.
     All acquisitions were accounted for using the purchase method of accounting. The results of operations of the acquired businesses have been included in the consolidated financial statements from their date of acquisition. Pro forma results of operations have not been presented due to the immaterial effects of these acquisitions on the Company's consolidated operations. For each of these acquisitions, the excess of the purchase price over the fair market value of net assets acquired, of $151 million, was allocated to goodwill which is being amortized over 40 years. The Company has not finalized its purchase price allocation relative to all of the acquisitions; however, the final purchase price allocations should not differ significantly from the preliminary purchase price allocations recorded as of January 28, 1999.
     On August 2, 1998, the Company entered into a definitive merger agreement with American Stores Company (ASC) which was approved by the stockholders of Albertson's and ASC on November 12, 1998. The agreement provides for a business combination between the Company and ASC in which ASC will become a wholly owned subsidiary of the Company. Under the terms of the agreement, the holders of ASC common stock will be issued 0.63 shares of Albertson's, Inc., common stock in exchange for each share of ASC common stock, with cash being paid in lieu of fractional shares, in a transaction intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes. Based on the number of common shares outstanding as of Albertson's and ASC's respective 1998 fiscal year ends, consummation of the merger would result in former stockholders of ASC holding approximately 42% of the outstanding Albertson's common stock (assuming no conversion of outstanding options). The transaction is subject to certain regulatory clearance and is expected to close during the latter part of the Company's first fiscal quarter or early in the second fiscal quarter of 1999.


                          Accounts and Notes Receivable

Accounts and notes receivable consisted of the following:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Trade and other accounts receivable                                         $ 152,226         $ 119,856         $ 97,186
Current portion of notes receivable                                             2,688             2,367            2,178
Allowance for doubtful accounts                                                (1,200)           (1,200)          (1,000)
---------------------------------------------------------------------------------------------------------------------------

                                                                            $ 153,714         $ 121,023         $ 98,364
---------------------------------------------------------------------------------------------------------------------------


                                   Inventories

Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $250.3 million, $242.0 million and $232.8 million higher at the end of 1998, 1997 and 1996, respectively. Net earnings (basic and diluted earnings per share) would have been higher by $5.3 million ($0.02) in 1998, $5.7 million ($0.02) in 1997 and $9.3 million ($0.04) in 1996. The replacement cost of inventories valued at LIFO approximates FIFO cost.

                          Land, Buildings and Equipment

Land, buildings and equipment consisted of the following:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Land                                                                     $    950,946      $    795,246     $    700,208
Buildings                                                                   2,419,971         2,055,276        1,799,976
Fixtures and equipment                                                      2,087,977         1,779,469        1,607,454
Leasehold improvements                                                        418,833           372,428          328,249
Capitalized leases                                                            225,162           203,217          186,768
---------------------------------------------------------------------------------------------------------------------------

                                                                            6,102,889         5,205,636        4,622,655
Accumulated depreciation and amortization                                  (2,128,876)       (1,822,263)      (1,568,015)
---------------------------------------------------------------------------------------------------------------------------

                                                                          $ 3,974,013       $ 3,383,373      $ 3,054,640
---------------------------------------------------------------------------------------------------------------------------





                                  Indebtedness

Long-term debt consisted of the following:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Commercial paper                                                         $    326,425      $    283,304        $ 328,996
Bank line                                                                     173,834
Unsecured medium-term notes issued in 1998                                    317,000
Unsecured medium-term notes issued in 1997                                    200,000           200,000
Unsecured 7.75% debentures due June 2026                                      200,000           200,000          200,000
Unsecured 6.375% notes due June 2000                                          200,000           200,000          200,000
Unsecured medium-term notes issued in 1993                                     89,650           175,075          175,075
Industrial revenue bonds                                                       13,515            14,230           14,860
Mortgage notes and other unsecured notes payable                               13,999             3,552            3,748
---------------------------------------------------------------------------------------------------------------------------

                                                                            1,534,423         1,076,161          922,679
Current maturities                                                             (6,991)          (86,511)            (975)
---------------------------------------------------------------------------------------------------------------------------

                                                                          $ 1,527,432      $    989,650        $ 921,704
---------------------------------------------------------------------------------------------------------------------------


     The Company has in place a $600 million commercial paper program. Interest rates on the outstanding commercial paper borrowings as of January 28, 1999, ranged from 4.82% to 4.93% with an effective weighted average rate of 4.86%. Interest rates on amounts drawn against bank line borrowings outstanding as of January 28, 1999, ranged from 5.38% to 5.41% with an effective weighted average rate of 5.40%. The Company has established the necessary credit facilities, through its revolving credit agreement, to refinance the commercial paper and bank line borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.
     During 1998 the Company issued a total of $317 million in medium-term notes under a $500 million shelf registration statement filed with the Securities and Exchange Commission (SEC) in December 1997. Medium-term notes of $84 million issued in February 1998 mature at various dates between February 2013 and February 2028, with interest paid semiannually at rates ranging from 6.34% and 6.57%. Medium-term notes of $77 million issued in April 1998 mature in April 2028, with interest paid semiannually at rates ranging from 6.10% to 6.53%. Medium-term notes of $156 million issued in June 1998 mature in June 2028, with interest paid semiannually at a rate of 6.63%. The weighted average interest rate on these notes outstanding at January 28, 1999, was 6.49%.

     In July 1997 the Company issued $200 million of medium-term notes under a shelf registration statement filed with the SEC in May 1996. The notes mature at various dates between July 2007 and July 2027. Interest is paid semiannually at rates ranging from 6.56% to 7.15%. The weighted average interest rate on these notes outstanding at January 28, 1999, was 6.81%.
     In June 1996 the Company issued $200 million of 7.75% debentures under a shelf registration statement filed with the SEC in May 1996. Interest is paid semiannually.
     In June 1995 the Company issued $200 million of 6.375% notes under a shelf registration statement filed with the SEC in 1992. Interest is paid semiannually.
     The medium-term notes issued in 1993 mature in March 2000. Interest is paid semiannually at rates ranging from 6.03% to 6.28%. The weighted average interest rate on these notes outstanding at January 28, 1999, was 6.14%.
     The industrial revenue bonds are payable in varying annual installments through 2011, with interest paid semiannually at rates ranging from 4.60% to 6.95%. The weighted average interest rate on these amounts outstanding at January 28, 1999, was 6.00%.
     The Company has pledged real estate with a cost of $10.8 million as collateral for a mortgage note which is payable semiannually, including interest at a rate of 16.5%. The note is payable from 1999 to 2013.
     The scheduled maturities of long-term debt outstanding at January 28, 1999, are summarized as follows: $7.0 million in 1999, $295.3 million in 2000, $501.7 million in 2001, $1.7 million in 2002, $1.9 million in 2003 and $726.8 million thereafter. Medium-term notes of $30 million due July 2027 contain a put option which would require the Company to repay the notes in July 2007 if the holder of the note so elects by giving the Company a 60-day notice. Medium-term notes of $50 million due April 2028 contain a put option which would require the Company to repay the notes in April 2008 if the holder of the note so elects by giving the Company a 60-day notice.
     The Company has in place a revolving credit agreement with several banks, whereby the Company may borrow principal amounts up to $600 million at varying interest rates any time prior to December 17, 2001. The agreement contains certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $750 million.
     In addition to amounts available under the revolving credit agreement, the Company had lines of credit from banks at prevailing interest rates for $635 million at January 28, 1999 (of which $175 million was drawn). The cash balances maintained at these banks are not legally restricted. There were no amounts outstanding under the Company's lines of credit as of January 29, 1998, or January 30, 1997.
     The Company filed a shelf registration statement with the SEC, which became effective in February 1999, to authorize the issuance of up to $2.5 billion in debt securities. The remaining authorization of $183 million under the 1997 shelf registration statement was rolled into the 1999 shelf registration statement. The Company intends to use the net proceeds of any securities sold pursuant to the 1999 shelf registration statement for general corporate purposes, including retirement of debt, working capital, acquisitions and other business opportunities.
     Net interest expense was as follows:

                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Debt                                                                       $   87,946          $ 66,418         $ 48,534
Capitalized leases                                                             18,132            16,629           15,168
Capitalized interest                                                           (9,142)           (8,683)          (6,378)
---------------------------------------------------------------------------------------------------------------------------

Interest expense                                                               96,936            74,364           57,324
Net bank service charges                                                       10,138             8,199            7,245
---------------------------------------------------------------------------------------------------------------------------

                                                                            $ 107,074          $ 82,563         $ 64,569
---------------------------------------------------------------------------------------------------------------------------

                Other Long-Term Liabilities and Deferred Credits

Other long-term liabilities and deferred credits consisted of the following:


                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Deferred compensation                                                      $   48,899        $   43,014       $   37,905
Deferred income taxes                                                           7,267            17,520           15,876
Deferred rents payable                                                         59,806            64,674           69,305
Self-insurance                                                                114,232           114,227          107,591
Unearned income                                                                46,885            81,931           69,756
Other, primarily postemployment and postretirement benefit liabilities         83,060            71,642           60,335
---------------------------------------------------------------------------------------------------------------------------

                                                                            $ 360,149         $ 393,008        $ 360,768
---------------------------------------------------------------------------------------------------------------------------



                                  Capital Stock

     On December 2, 1996, the Board of Directors adopted a stockholder rights plan, which was amended on August 2, 1998 and March 16, 1999, under which all stockholders receive one right for each share of common stock held. Each right will entitle the holder to purchase, under certain circumstances, one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "preferred stock") at a price of $160. Subject to certain exceptions, the rights will become exercisable for shares of preferred stock 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock.
     Under the plan, subject to certain exceptions, if any person or group becomes the beneficial owner of 15% or more of the outstanding common stock or takes certain other actions, each right will then entitle its holder, other than such person or group, upon payment of the $160 exercise price, to purchase common stock (or, in certain circumstances, cash, property or other securities of the Company) with a value equal to twice the exercise price. The rights may be redeemed by the Board of Directors at a price of $0.001 per right under certain circumstances. The rights, which do not vote and are not entitled to dividends, will expire at the close of business on March 21, 2007, unless earlier redeemed or extended by the Board of Directors of the Company.
     Since 1987, the Board of Directors has continuously adopted or renewed programs under which the Company is authorized, but not required, to purchase and retire shares of its common stock. The program adopted by the Board of Directors on March 2, 1998, authorized the Company to purchase and retire up to 5 million shares through March 31, 1999. On August 2, 1998, the Board of Directors rescinded the remaining authorization in connection with the pending merger with American Stores Company. The Company has purchased and retired an equivalent of 22.3 million shares of its common stock for $500 million under these programs, at an average price of $22.40 per share.

                                  Income Taxes

Deferred tax assets and liabilities consisted of the following:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (no valuation allowances considered necessary):
   Nondeductible accruals for:
      Self-insurance                                                       $   72,426        $   71,243       $   67,547
      Leases                                                                   19,073            19,517           20,238
      Compensated absences                                                     26,289            18,200           17,057
      Deferred compensation                                                    19,600            17,358           15,406
      Postemployment benefits                                                  18,598            15,407           13,721
      Property valuation                                                       13,637             8,845            8,339
      Postretirement benefits                                                   7,219             6,042            5,057
      Pension costs                                                             4,535             3,854            3,387
      Other                                                                    10,886             4,495            3,996
   Income unearned for financial reporting purposes                            30,742            29,136           30,741
   Costs capitalized for tax purposes                                          15,553             4,724            5,615
---------------------------------------------------------------------------------------------------------------------------

      Total deferred tax assets                                               238,558           198,821          191,104
---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Land, buildings and equipment                                             (143,981)         (130,344)        (127,078)
   Pension costs expensed for tax purposes                                    (24,450)          (18,215)         (20,264)
   Inventory valuation                                                        (15,194)          (12,155)          (8,863)
   Funded benefits                                                             (3,540)           (9,014)          (7,778)
   Other                                                                       (1,150)             (866)            (193)
---------------------------------------------------------------------------------------------------------------------------

      Total deferred tax liabilities                                         (188,315)         (170,594)        (164,176)
---------------------------------------------------------------------------------------------------------------------------

Net deferred tax assets                                                    $   50,243        $   28,227       $   26,928
---------------------------------------------------------------------------------------------------------------------------



     As a result of an acquisition that occurred during 1998, the Company has succeeded to federal and state net operating loss carryforwards of $21.6 million and $13.9 million, respectively, that will expire in various years through 2010. Based on management's assessment, it is more likely than not that all of the deferred tax assets associated with the net operating loss carryforwards will be realized; therefore, no valuation allowance is considered necessary.

     Income tax expense was as follows:


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                  $ 303,073         $ 273,896        $ 229,006
   State                                                                       46,807            37,664           38,367
---------------------------------------------------------------------------------------------------------------------------

                                                                              349,880           311,560          267,373
---------------------------------------------------------------------------------------------------------------------------

Deferred:
   Federal                                                                    (19,070)           (1,142)          29,008
   State                                                                       (2,946)             (157)           4,860
---------------------------------------------------------------------------------------------------------------------------

                                                                              (22,016)           (1,299)          33,868
---------------------------------------------------------------------------------------------------------------------------

Amortization of deferred investment tax credits                                  (172)             (172)            (173)
---------------------------------------------------------------------------------------------------------------------------

                                                                            $ 327,692         $ 310,089        $ 301,068
---------------------------------------------------------------------------------------------------------------------------



     The reconciliations between the federal statutory tax rate and the Company's effective tax rates were as follows:


                                                1998   Percent               1997   Percent               1996   Percent
---------------------------------------------------------------------------------------------------------------------------
Taxes computed at statutory rate           $ 313,196      35.0          $ 289,416      35.0          $ 278,196      35.0
State income taxes net of
   federal income tax benefit                 29,155       3.3             24,268       2.9             28,345       3.6
Amortization of deferred
   investment tax credits                       (172)                        (172)                        (173)
Other                                        (14,487)     (1.7)            (3,423)     (0.4)            (5,300)     (0.7)
---------------------------------------------------------------------------------------------------------------------------

                                           $ 327,692      36.6          $ 310,089      37.5          $ 301,068      37.9
---------------------------------------------------------------------------------------------------------------------------


                                  Stock Options

     The Company has two stock option plans currently in effect under which grants may be made with respect to 10,400,000 shares of the Company's common stock. Under these plans, approved by the stockholders in 1995, options may be granted to officers and key employees, and to directors, respectively, to purchase the Company's common stock. Generally, options are granted with an exercise price at not less than 100% of the closing market price on the date of the grant, become exercisable in installments of 20% per year on each of the fifth through ninth anniversaries of the grant date and have a maximum term of 10 years. Upon consummation of the pending merger with American Stores Company, all outstanding options will become exercisable in accordance with the change of control provisions of the stock option plans.
     During 1998 the stockholders approved Albertson's, Inc., Amended and Restated 1995 Stock-Based Incentive Plan. The amendment increased the number of shares available for issuance from 10 million to 30 million shares and will become effective upon the consummation of the pending American Stores merger.

     A summary of shares reserved for outstanding options as of the fiscal year end, changes during the year and related weighted average exercise price is presented below (shares in thousands):


                                                January 28, 1999             January 29, 1998             January 30, 1997
                                                ----------------             ----------------             ----------------
                                              Shares        Price          Shares        Price          Shares        Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               5,018      $ 32.58           4,056      $ 25.29           3,824      $ 21.51
Granted                                           24        45.94           1,524        45.48             790        35.14
Exercised                                       (370)       16.52            (507)       14.09            (376)       10.91
Forfeited                                       (128)       32.44             (55)       23.12            (182)       18.35
------------------------------------------------------------------------------------------------------------------------------

Outstanding at end of year                     4,544      $ 33.96           5,018      $ 32.58           4,056      $ 25.29
------------------------------------------------------------------------------------------------------------------------------



     As of January 28, 1999, there were 7,123,000 shares of common stock reserved for the granting of additional options.

     The following table summarizes options outstanding and options exercisable as of January 28, 1999, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                                                       Options Outstanding                          Options Exercisable
                                      ----------------------------------------------        -------------------------------

                                           Shares        Remaining                               Shares
Option Price per Share                Outstanding             Life             Price        Exercisable            Price
---------------------------------------------------------------------------------------------------------------------------
$  8.69 to $ 13.56                             84              0.9           $ 13.28                 52          $ 13.54
  16.56 to   24.31                            702              3.0             19.09                233            18.40
  25.13 to   35.00                          2,247              6.6             31.54                 99            27.96
  39.75 to   45.94                          1,511              8.1             45.61                 67            43.91
---------------------------------------------------------------------------------------------------------------------------

$  8.69 to $ 45.94                          4,544              6.5           $ 33.96                451          $ 23.73
---------------------------------------------------------------------------------------------------------------------------



     The weighted average fair value at date of grant for options granted during 1998, 1997 and 1996 was $17.14, $15.26 and $10.74 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Expected life (years)                                                             8.0               6.5              7.0
Risk-free interest rate                                                          5.74%             5.92%            6.24%
Volatility                                                                      26.70             26.53            22.06
Dividend yield                                                                   1.48              1.41             1.70


     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options granted in the prior three years. Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows:


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Net earnings:
   As reported                                                              $ 567,153         $ 516,814        $ 493,779
   Pro forma                                                                  563,035           514,602          492,558
Basic earnings per share:
   As reported                                                                   2.31              2.09             1.96
   Pro forma                                                                     2.29              2.08             1.96
Diluted earnings per share:
   As reported                                                                   2.30              2.08             1.95
   Pro forma                                                                     2.28              2.07             1.95


     The pro forma effect on historical net earnings is not representative of the pro forma effect on net earnings in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.


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


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                                                   6.25%             6.60%            7.50%
Annual salary increases                                                     4.50-4.95         4.50-5.00        4.50-5.00
Expected long-term rate of return on assets                                      9.50              9.50             9.50

     Net periodic benefit cost for Company-sponsored pension plans was as follows:



                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                             $ 41,627          $ 26,776         $ 24,138
Interest cost on projected benefit obligations                                 30,164            23,174           20,095
Expected return on assets                                                     (42,263)          (34,118)         (30,600)
Amortization of transition asset                                                  (6)                (6)              (6)
Amortization of prior service cost                                                944               944              944
Recognized net actuarial loss (gain)                                            2,605              (145)              39
---------------------------------------------------------------------------------------------------------------------------

                                                                             $ 33,071          $ 16,625         $ 14,610
---------------------------------------------------------------------------------------------------------------------------


     The following table sets forth the funded status of the Company-sponsored pension plans:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation:
   Beginning of year benefit obligation                                     $ 411,983         $ 293,842        $ 269,645
   Service cost                                                                41,627            26,776           24,138
   Interest cost                                                               30,164            23,174           20,095
   Actuarial loss (gain)                                                       72,195            75,565          (12,716)
   Benefits paid                                                               (9,419)           (7,374)          (7,320)
---------------------------------------------------------------------------------------------------------------------------

   End of year benefit obligation                                             546,550           411,983          293,842
---------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
   Plan assets at fair value at beginning of year                             414,532           354,806          321,758
   Actual return on plan assets                                                96,200            56,700           36,295
   Employer contributions                                                      47,570            10,400            4,073
   Benefit payments                                                            (9,419)           (7,374)          (7,320)
---------------------------------------------------------------------------------------------------------------------------

   Plan assets at fair value at end of year                                   548,883           414,532          354,806
---------------------------------------------------------------------------------------------------------------------------

Funded status                                                                   2,333             2,549           60,964
Unrecognized net loss (gain)                                                   45,560            29,922          (23,205)
Unrecognized prior service cost                                                 3,539             4,483            5,427
Unrecognized net transition liability                                             548               542              536
Additional minimum liability                                                   (3,747)           (2,612)          (1,080)
---------------------------------------------------------------------------------------------------------------------------

Net prepaid pension cost                                                   $   48,233        $   34,884       $   42,642
---------------------------------------------------------------------------------------------------------------------------

Prepaid pension cost included with other assets                            $   63,822        $   47,559       $   52,497
Accrued pension cost included with other long-term liabilities                (15,589)          (12,675)          (9,855)
---------------------------------------------------------------------------------------------------------------------------

Net prepaid pension cost                                                   $   48,233        $   34,884       $   42,642
---------------------------------------------------------------------------------------------------------------------------

     The following table summarizes the Company-sponsored pension plans which have projected benefit obligations in excess of plan assets and the accumulated benefit obligation of the unfunded makeup plan in which the accumulated benefit obligation exceeds plan assets:

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets:
   Projected benefit obligation                                              $ 18,950         $ 240,869         $ 11,761
   Fair value of plan assets                                                                    217,743
Accumulated benefit obligation in excess of plan assets:
   Accumulated benefit obligation                                              15,589            12,675            9,855


     Assets of the two funded Company plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $68.0 million, $52.4 million and $38.4 million of the Company's common stock at January 28, 1999, January 29, 1998, and January 30, 1997, respectively), U.S. Government obligations, corporate bonds, international equity funds, real estate and money market funds.
     The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $23.5 million for 1998, $22.5 million for 1997 and $24.9 million for 1996.
     The Company sponsors a tax-deferred savings plan which is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. Employees eligible to participate are those who are at least 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. All contributions are determined and made by the employees and the Company incurs no material costs in connection with this plan.
     Most retired employees of the Company are eligible to remain in its health and life insurance plans. Retirees who elect to remain in the Company-sponsored plans are charged a premium which is equal to the difference between the estimated costs of the benefits for the retiree group and a fixed contribution amount made by the Company. The net periodic post-retirement benefit cost was as follows:


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Service cost                                                                  $ 1,898           $ 1,483          $ 1,304
Interest cost                                                                   1,290             1,138              989
Amortization of unrecognized loss                                                  27                                 22
---------------------------------------------------------------------------------------------------------------------------

                                                                              $ 3,215           $ 2,621          $ 2,315
---------------------------------------------------------------------------------------------------------------------------

     The following table sets forth the funded status of the Company-sponsored postretirement health and life insurance benefit plan:


                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Change in accumulated benefit obligation:
   Beginning of year benefit obligation                                     $  17,547         $  14,153        $  12,486
   Service cost                                                                 1,898             1,483            1,304
   Interest cost                                                                1,290             1,138              989
   Plan participants' contributions                                             1,692             1,396            1,237
   Actuarial loss (gain)                                                          737               721             (428)
   Benefits paid                                                               (1,832)           (1,344)          (1,435)
---------------------------------------------------------------------------------------------------------------------------

   End of year benefit obligation                                              21,332            17,547           14,153
---------------------------------------------------------------------------------------------------------------------------

Plan assets activity:
   Employer contributions (excess)                                                140               (52)             198
   Plan participants' contributions                                             1,692             1,396            1,237
   Benefit payments                                                            (1,832)           (1,344)          (1,435)
---------------------------------------------------------------------------------------------------------------------------

Funded status                                                                 (21,332)          (17,547)         (14,153)
Unrecognized net loss                                                           2,483             1,773            1,052
---------------------------------------------------------------------------------------------------------------------------

Accrued postretirement benefit obligations included with other
   long-term liabilities                                                    $ (18,849)        $ (15,774)       $ (13,101)
---------------------------------------------------------------------------------------------------------------------------


     Annual rates of increases in health care costs are not applicable in the calculation of the benefit obligation because the Company's contribution is a fixed amount.
     Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured under its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. Following is a summary of the obligation for postemployment benefits included in the Company's consolidated balance sheets:


                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Included with salaries and related liabilities                              $   7,014         $   6,661        $   4,620
Included with other long-term liabilities                                      41,546            33,567           30,927
---------------------------------------------------------------------------------------------------------------------------

                                                                             $ 48,560          $ 40,228         $ 35,547
---------------------------------------------------------------------------------------------------------------------------



     The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $93.1 million for 1998, $96.5 million for 1997 and $100.0 million for 1996.
     The Company has bonus plans for store management personnel and other key management personnel. Amounts charged to earnings under all bonus plans were $86.7 million for 1998, $67.0 million for 1997 and $66.1 million for 1996.


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

     Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Contingent rents associated with capitalized leases were $1.1 million in 1998, $1.4 million in 1997 and $1.8 million in 1996. Following is an analysis of the Company's capitalized leases:


                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Real estate and equipment                                                   $ 225,162         $ 203,217        $ 186,768
Accumulated amortization                                                      (91,025)          (87,204)         (83,208)
---------------------------------------------------------------------------------------------------------------------------

                                                                            $ 134,137         $ 116,013        $ 103,560
---------------------------------------------------------------------------------------------------------------------------



     Future minimum lease payments for noncancelable operating leases, related subleases and capital leases at January 28, 1999, were as follows:


                                                                            Operating           Capital
                                                                               Leases         Subleases            Leases
---------------------------------------------------------------------------------------------------------------------------
1999                                                                    $      90,820         $ (13,463)       $   29,820
2000                                                                           90,460           (13,186)           29,684
2001                                                                           88,657           (11,138)           29,048
2002                                                                           83,886            (8,230)           21,252
2003                                                                           81,760            (6,253)           19,918
Remainder                                                                     668,028           (20,756)          243,253
---------------------------------------------------------------------------------------------------------------------------

Total minimum obligations (receivables)                                   $ 1,103,611         $ (73,026)          372,975
---------------------------------------------------------------------------------------------------------------------------

Interest                                                                                                         (204,526)
---------------------------------------------------------------------------------------------------------------------------

Present value of net minimum obligations                                                                          168,449
Current portion of capitalized lease obligations                                                                  (11,347)
---------------------------------------------------------------------------------------------------------------------------

Long-term capitalized lease obligations at January 28, 1999                                                     $ 157,102
---------------------------------------------------------------------------------------------------------------------------



     The present value of minimum lease payments under operating leases using an assumed discount rate of 8.0% was approximately $576 million at January 28, 1999.
     Rent expense under operating leases was as follows:


                                                                                 1998              1997             1996
---------------------------------------------------------------------------------------------------------------------------
Minimum rent                                                                 $ 93,094          $ 81,402         $ 77,214
Contingent rent                                                                 3,605             3,469            4,155
---------------------------------------------------------------------------------------------------------------------------

                                                                               96,699            84,871           81,369
Sublease rent                                                                 (39,214)          (31,120)         (23,498)
---------------------------------------------------------------------------------------------------------------------------

                                                                             $ 57,485          $ 53,751         $ 57,871
---------------------------------------------------------------------------------------------------------------------------


                              Financial Instruments

     Financial instruments with off-balance-sheet risk to the Company include lease guarantees whereby the Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures. Minimum rentals guaranteed under assigned leases are $6.1 million in fiscal 1999 and aggregate $44.9 million for the remaining lease terms, which expire at various dates through 2028. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements.
     Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.
     The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and commercial paper borrowings approximate their carrying amounts. The estimated fair values and carrying amounts of long-term debt borrowings (excluding commercial paper) were as follows (in millions):

                                                                           January 28,       January 29,      January 30,
                                                                                 1999              1998             1997
---------------------------------------------------------------------------------------------------------------------------
Fair value                                                                  $ 1,284.9           $ 833.8          $ 606.3
Carrying amount                                                               1,208.0             792.9            593.7


     Substantially all of these fair values were determined from quoted market prices. The Company has not determined the fair value of lease guarantees due to the inherent difficulty in evaluating the credit worthiness of each tenant.


                           Recent Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard is effective for the Company's 2000 fiscal year. The Company has not yet completed its evaluation of this standard or its potential impact on the Company's reporting requirements.


                                Legal Proceedings

     Three civil lawsuits filed in September 1996 as purported statewide class actions in Washington, California and Florida and two civil lawsuits filed in April 1997 in federal court in Boise, Idaho, as purported multi-state class actions covering the remaining states in which the Company operated at the time have been brought against the Company raising various issues that include: (i)
allegations that the Company has a widespread practice of permitting its employees to work "off-the-clock" without being paid for their work and (ii) allegations that the Company's bonus and workers' compensation plans are unlawful. Four of these suits are being sponsored and financed by the United Food and Commercial Workers (UFCW) International Union. The five suits have been consolidated in Boise, Idaho. The consolidated complaint for these suits further alleges claims under the Employee Retirement Income Security Act. In addition, three other similar suits have been filed as purported class actions in Colorado, New Mexico and Nevada which, in effect, duplicate the coverage of the UFCW-sponsored suits under state law. These three cases have been transferred to the federal court in Boise, Idaho, for consolidation or coordination with the pending Boise litigation.
     The Company is committed to full compliance with all applicable laws. Consistent with this commitment, the Company has firm and long-standing policies in place prohibiting off-the-clock work and has structured its bonus and workers' compensation plans to comply with applicable law. The Company believes that the UFCW-sponsored suits are part of a broader and continuing effort by the UFCW and some of its locals to pressure the Company to unionize employees who have not expressed a desire to be represented by a union. The Company intends to vigorously defend against all of these lawsuits, and, at this stage of the litigation, the Company believes that it has strong defenses against them.
     Although these lawsuits are subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect the ultimate resolution of these actions to have a material adverse effect on the Company's financial condition.
     The Company is also involved in routine litigation incidental to operations. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial condition.

                               Segment Information

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company has analyzed the reporting requirements of the new standard and has determined that its operations are within one reportable segment.

Responsibility for Financial Reporting

     The management of Albertson's, Inc., is responsible for the preparation and integrity of the consolidated financial statements of the Company. The accompanying consolidated financial statements have been prepared by the management of the Company, in accordance with generally accepted accounting principles, using management's best estimates and judgment where necessary. Financial information appearing throughout this Annual Report is consistent with that in the consolidated financial statements.
     To help fulfill its responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in the Company's records. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed benefits expected to be derived from the system. The Company believes that its long-standing emphasis on the highest standards of conduct and ethics, set forth in comprehensive written policies, serves to reinforce its system of internal controls.
     Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements in accordance with generally accepted auditing standards to independently assess the fair presentation of the Company's financial position, results of operations and cash flows.
     The Audit Committee of the Board of Directors, composed entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Audit
Committee meets with internal and external auditors four times per year to review audit plans and audit results. This provides internal and external auditors direct access to the Board of Directors.
     Management recognizes its responsibility to conduct the business of Albertson's, Inc., in accordance with high ethical standards. This responsibility is reflected in key policy statements that, among other things, address potentially conflicting outside business interests of Company employees and specify proper conduct of business activities. Ongoing communications and review programs are designed to help ensure compliance with these policies.



     /s/ Gary G. Michael                      /s/ A. Craig Olson

     Gary G. Michael                          A. Craig Olson
     Chairman of the Board and                Executive Vice President and
     Chief Executive Officer                  Chief Financial Officer

Independent Auditors' Report

The Board of Directors and Stockholders of Albertson's, Inc.:

     We have audited the accompanying consolidated balance sheets of Albertson's, Inc., and subsidiaries as of January 28, 1999, January 29, 1998, and January 30, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc., and subsidiaries at January 28, 1999, January 29, 1998, and January 30, 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte and Touche LLP
Boise, Idaho
March 17, 1999


Five-Year Summary of Selected Financial Data

                                                52 Weeks        52 Weeks        52 Weeks        52 Weeks        52 Weeks
(Dollars in thousands                         January 28,     January 29,     January 30,     February 1,     February 2,
except per share data)                              1999            1998            1997            1996            1995
---------------------------------------------------------------------------------------------------------------------------
Operating Results:
Sales                                       $ 16,005,115    $ 14,689,511    $ 13,776,678    $ 12,585,034    $ 11,894,621
Gross profit                                   4,383,089       3,881,824       3,565,330       3,213,298       3,007,894
Interest expense:
   Debt                                           78,804          57,735          42,156          31,895          38,806
   Capitalized lease obligations                  18,132          16,629          15,168          15,234          13,412
Earnings before income taxes
   and cumulative effect of
   accounting change                             894,845         826,903         794,847         758,501         678,652
Income taxes                                     327,692         310,089         301,068         293,540         261,281
Earnings before cumulative effect
   of accounting change                          567,153         516,814         493,779         464,961         417,371
Cumulative effect of accounting
   change                                                                                                        (17,006)
Net earnings                                     567,153         516,814         493,779         464,961         400,365
Net earnings as a percent to sales                  3.54%           3.52%           3.58%           3.69%           3.37%
---------------------------------------------------------------------------------------------------------------------------

Common Stock Data:
Earnings per share before cumulative
   effect of accounting change:
      Basic                                     $   2.31          $ 2.09          $ 1.96          $ 1.84          $ 1.65
      Diluted                                       2.30            2.08            1.95            1.83            1.64
Cumulative effect of accounting change                                                                              (.07)
Earnings per share:
      Basic                                         2.31            2.09            1.96            1.84            1.58
      Diluted                                       2.30            2.08            1.95            1.83            1.57
Cash dividends per share                            0.68            0.64            0.60            0.52            0.44
Book value per share                               11.44            9.85            8.96            7.75            6.65
---------------------------------------------------------------------------------------------------------------------------

Financial Position:
Total assets                                 $ 6,233,968     $ 5,218,590     $ 4,714,633     $ 4,135,911     $ 3,621,729
Working capital                                  455,074         352,338         420,830         194,509          94,150
Long-term debt                                 1,527,432         989,650         921,704         602,993         382,775
Capitalized lease obligations                    157,102         140,957         130,050         129,265         129,573
Stockholders' equity                           2,810,454       2,419,456       2,247,018       1,952,523       1,687,893
---------------------------------------------------------------------------------------------------------------------------

Other Year End Statistics:
Number of stores                                     983             878             826             764             720
Number of employees:
   Total                                         100,000          94,000          88,000          80,000          76,000
   Full-time equivalents                          80,000          76,000          71,000          66,000          60,000
---------------------------------------------------------------------------------------------------------------------------


o In fiscal 1998 a $24.4 million pre-tax charge was recorded related to management's decision to close 16 underperforming stores.

o In fiscal 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment
   Benefits." The total cumulative effect of this accounting change (net of $10.6 million in tax benefits) decreased net earnings by $17.0 million or $0.07 per basic and diluted share.

Quarterly  Financial Data


(Dollars in thousands except
per share data - Unaudited)                        First          Second           Third          Fourth            Year
---------------------------------------------------------------------------------------------------------------------------
1998
Sales                                        $ 3,848,253     $ 3,995,052     $ 3,990,459     $ 4,171,351    $ 16,005,115
Gross profit                                   1,024,470       1,069,344       1,105,156       1,184,119       4,383,089
Net earnings                                     110,601         128,418         137,746         190,388         567,153
Earnings per share:
   Basic                                            0.45            0.52            0.56            0.78            2.31
   Diluted                                          0.45            0.52            0.56            0.77            2.30
---------------------------------------------------------------------------------------------------------------------------

1997
Sales                                        $ 3,607,541     $ 3,680,509     $ 3,612,032     $ 3,789,429    $ 14,689,511
Gross profit                                     928,706         931,960         974,080       1,047,078       3,881,824
Net earnings                                     109,266         109,440         123,405         174,703         516,814
Earnings per share:
   Basic                                            0.44            0.44            0.50            0.71            2.09
   Diluted                                          0.43            0.44            0.50            0.71            2.08
---------------------------------------------------------------------------------------------------------------------------


o A $24.4 million pre-tax charge was recorded in fiscal 1998 related to management's decision to close 16 underperforming stores. An initial pre-tax charge of $29.4 million was recorded in the first quarter and a pre-tax adjustment of $5.0 million was recorded in the fourth quarter.


     The  Company   estimates  the  quarterly  LIFO  reserves  which  cannot  be accurately determined until year end. The LIFO method of valuing inventories increased (decreased) net earnings and earnings per share as follows:



(Dollars in thousands except
per share data - Unaudited)                        First          Second           Third           Fourth           Year
---------------------------------------------------------------------------------------------------------------------------
1998
Net earnings                                    $ (5,000)       $ (3,250)       $ (3,250)         $ 6,249       $ (5,251)
Basic and diluted earnings per share               (0.02)          (0.01)          (0.01)            0.03          (0.02)
---------------------------------------------------------------------------------------------------------------------------

1997
Net earnings                                    $ (6,726)       $ (6,800)       $ (2,326)        $ 10,120       $ (5,732)
Basic and diluted earnings per share               (0.03)          (0.03)          (0.01)            0.04          (0.02)
---------------------------------------------------------------------------------------------------------------------------


 o Due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly earnings per share does not equal the annual earnings per share.

Stockholders' Information


ADDRESS                                      INFORMATION CONTACT
Albertson's, Inc.                            Information on individual accounts
General Offices                              or on procedures necessary to make
250 Parkcenter Boulevard                     changes in an account is provided
P.O. Box 20                                  by ChaseMellon at (800)356-2017
Boise, Idaho 83726                           between the hours of 9:00 a.m. and
Telephone: (208) 395-6200                    7:00 p.m., Eastern Time, after a
                                             stockholder identifies his or her
Internet Address                             account by providing a taxpayer
Major press releases and other               identification number,
corporate data are available on              the registration name on the
Albertson's Web site:                        securities and the address of
www.albertsons.com                           record.  When directing
                                             correspondence to ChaseMellon at
AUDITORS                                     the address shown, stockholders
Deloitte & Touche LLP                        are reminded to include a
Boise, Idaho                                 reference to Albertson's, Inc.

STOCK TRANSFER AGENT AND REGISTRAR           COMPANY PROFILE AVAILABLE
ChaseMellon Shareholder Services, L.L.C.     A copy of the Company Profile,
Shareholder Relations Department             which contains a discussion of our
P.O. Box 3315                                core values, including equal
South Hackensack, New Jersey 07606           opportunity, environmental quality
or                                           and community support, as well as
ChaseMellon Shareholder Services, L.L.C.     statistical information about the
Shareholder Relations Department Overpeck    Company, is available to
Centre, 85 Challenger Road                   stockholders, without charge, upon
Ridgefield Park, NJ 07660                    request to the Corporate Secretary
                                             of Albertson's, Inc.
Telephone: (800) 356-2017
Internet address: www.chasemellon.com        FORM 10-K AVAILABLE
                                             A coy of Form 10-K Annual Report
STOCKHOLDERS OF RECORD                       filed with the Securities and
There were 18,000 stockholders of record     Exchange Commission for
at March 17, 1999.                           Albertson's, Inc., fiscal year
                                             ended January 28, 1999, is
ANNUAL MEETING                               available to stockholders,
The 1999  Annual  Meeting of  Stockholders   without charge, upon request to
will be held at 10:00 a.m.  Mountain         the Corporate Secretary of
Daylight Time on Friday,  May 28, 1999,      Albertson's, Inc.
in the Eyries Room, Boise Centre on the Grove, 850 Front Street, Boise, Idaho.

DIVIDEND INVESTMENT PLAN
The Company's Dividend Investment Plan
allows stockholders owning at least
15 shares of record to invest the
quarterly dividends  automatically
and to  purchase additional shares
under the Plan with voluntary cash
payments.  More information may be
obtained from ChaseMellon at
(800) 982-7649 or from the Corporate
Secretary of Albertson's,  Inc.

                            Company Stock Information

     The Company's stock is traded on the New York and Pacific stock exchanges under the symbol ABS. The high and low stock prices by quarter were as follows:


              First                 Second                  Third                  Fourth                   Year
         High      Low         High       Low          High       Low          High       Low          High       Low
---------------------------------------------------------------------------------------------------------------------------
1998     54 15/16  46 5/16     53 11/16   44           58 1/8     44 1/2       67 1/8     53 3/8       67 1/8     44
1997     37        30 1/2      38 11/16   31 7/8       37 3/4     32 3/4       48 5/8     36 5/16      48 5/8     30 1/2
1996     39 3/8    33 3/4      42 3/4     36 1/8       43 3/4     33 3/4       38         33 3/4       43 3/4     33 3/4

     Cash dividends declared per share were:


                                  First              Second                Third              Fourth                Year
---------------------------------------------------------------------------------------------------------------------------
1998                             $ 0.17              $ 0.17               $ 0.17              $ 0.17              $ 0.68
1997                               0.16                0.16                 0.16                0.16                0.64
1996                               0.15                0.15                 0.15                0.15                0.60


o In March 1999 the Board of Directors increased the regular quarterly cash dividend 5.9% to $0.18 per share from $0.17 per share, for an annual rate of $0.72 per share. The new quarterly rate will be paid on April 30, 1999, to stockholders of record on April 15, 1999.