Form 10-K, Exhibit 13
period 2000-02-03
ALBERTSONS INC /DE/
filed 2000-04-25
CIK 3333

EXHIBIT 13

Management's Discussion and Analysis of Financial Condition and Results of Operations (Dollars in millions, except per share data)

Business Combinations

On August 2, 1998, Albertson's, Inc. ("Albertson's" or the "Company") and American Stores Company ("ASC") entered into a definitive merger agreement ("Merger Agreement") whereby Albertson's would acquire ASC by exchanging 0.63 share of Albertson's common stock for each outstanding share of ASC common stock, with cash being paid in lieu of fractional shares (the "Merger") and ASC would become a wholly owned subsidiary of Albertson's. In addition, outstanding rights to receive ASC common stock under ASC stock option plans would be converted into rights to receive equivalent Albertson's common stock.

   The Merger was consummated on June 23, 1999, with the issuance of approximately 177 million shares of Albertson's common stock. The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present as a single interest, two or more common stockholders' interests that were previously independent; accordingly, these consolidated financial statements restate the historical financial statements as though the companies had always been combined. The restated consolidated financial statements are adjusted to conform accounting policies and financial statement presentations.

   The following table compares amounts previously reported by Albertson's and ASC prior to the Merger transaction and the combined amounts for fiscal 1998 and 1997:

-----------------------------------------------------------------
                      Albertson's            ASC        Combined
-----------------------------------------------------------------
1998:

Net revenues             $ 16,005       $ 19,867        $ 35,872
Net earnings                  567            234             801
1997:

Net revenues               14,690         19,138          33,828
Net earnings                  517            280             797

   In connection with the Merger, the Company entered into agreements with the Attorneys General of California, Nevada and New Mexico and the Federal Trade Commission to enable the Merger to proceed under applicable antitrust, competition and trade regulation law. The agreements required the Company to divest a total of 117 stores in California, 19 stores in Nevada and 9 stores in New Mexico. Of the stores required to be divested, 40 were ASC locations operated primarily under the Lucky name, and 105 were Albertson's stores operated primarily under the Albertson's name. In addition, the Company divested four supermarket real estate sites as required by the agreements. The stores identified for disposition had sales of $2,300 in fiscal 1998. The Company had divested 144 of the required 145 stores as of February 3, 2000. Future growth comparisons will be affected by these divestitures.

   During 1998 the Company acquired the stock of three separate operating companies representing 64 retail food and drug stores in transactions accounted for using the purchase method of accounting. In accordance with an agreement with the Federal Trade Commission, nine acquired stores and six previously owned stores were divested. Reported results include these operations from the date of consummation of the acquisition.

Results of Operations

Sales for 1999 (a 53-week year) were $37,478 compared to $35,872 in 1998 and $33,828 in 1997. During fiscal 1999, ASC's fiscal year was converted from a Saturday year end to a Thursday year end. The following table sets forth certain income statement components expressed as a percent to sales and the year-to-year percentage changes in the amounts of such components:

                                                          Percent To Sales                      Percentage Change
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               1999            1998
                                                 1999            1998           1997       vs. 1998        vs. 1997
------------------------------------------------------------------------------------------------------------------------------------
Sales                                          100.00          100.00         100.00            4.5             6.0
Gross profit                                    27.52           27.08          26.63            6.2             7.9
Selling, general and
   administrative expenses                      23.06           21.87          21.67           10.1             7.0
Merger-related and
   exit costs                                    1.06            0.54           0.04           n.m.            n.m.
Litigation settlement                            0.10                                          n.m.
Impairment - store closures                                      0.07                          n.m.            n.m.
Operating profit                                 3.31            4.60           4.92         (24.9)           (0.8)
Interest expense, net                            0.94            0.94           0.87            4.6            14.6
Earnings before
   income taxes and
   extraordinary item                            2.40            3.73           3.99         (35.1)           (0.9)
Net earnings                                     1.08            2.23           2.36         (49.5)             0.4
n.m. - not meaningful

   Sales for 1999 increased 5.4% when compared on a 52-week basis to the prior year and excluding sales from divested stores from both years. Increases in sales are primarily attributable to the continued development of new stores and identical and comparable store sales increases. During 1999 the Company opened or acquired 147 stores, remodeled 100 stores, and closed or sold 219 stores (144 of which were required divestitures). Net retail square footage decreased by 1.7%. This includes the effect of required divestitures, which reduced square footage by 6.1 million square feet or 6.2% from the prior year. Net retail square footage increased 7.8% in 1998. Identical store sales, stores that have been in operation for two full fiscal years, increased 1.7% in 1999 and 0.5% in 1998. Comparable store sales, which include replacement stores, increased 2.1% in 1999 and 1.2% in 1998. Identical and comparable store sales continued to increase through higher average ticket sales per customer. Management estimates that there was overall inflation in products the Company sells of approximately 0.2% in 1999 and overall deflation of 0.1% in 1998.

   In addition to store development, the Company has increased sales through implementation of best practices across the Company and its investment in programs initiated in recent years which are designed to provide solutions to customer needs. In 1999 and 1998, these programs included the Front End Manager program; the home meal solutions process called "Quick Fixin' Ideas(R)"; special destination categories; and increased emphasis on training programs utilizing Computer Guided Training. To provide additional solutions to customer needs, in 1999 the Company added new gourmet-quality bakery products and organic grocery and produce items. Other solutions include neighborhood marketing, targeted advertising and exciting new and remodeled stores.

   Gross profit, as a percent to sales, increased primarily as a result of continued improvements made in retail stores, including improvements in underperforming stores and improved sales mix of partially prepared, value-added products. Gross profit improvements were also realized through the continued utilization of Company distribution facilities and increased buying efficiencies. The merger has created buying synergies and margin improvements from the implementation of best practices across the Company. The pre-tax LIFO adjustment, as a percent to sales, reduced gross margin by $30 (0.08%) in 1999, $16 (0.04%) in 1998 and $12 (0.03%) in 1997.

   Selling, general and administrative expenses, as a percent to sales, increased in 1999 primarily due to integration costs associated with the Merger, including activities associated with the banner change in California, Nevada and New Mexico. The increase in 1998 over 1997 was primarily due to increased salary and related benefit costs resulting from the Company's initiatives to increase sales, increased depreciation expense associated with the Company's expansion program and integration costs associated with the various 1998 acquisitions.

   Results of operations for year ended February 3, 2000, include $683 of merger-related costs ($529 after tax). The following table presents the pre-tax costs incurred by category of expenditure and merger-related accruals included in the Company's Consolidated Balance Sheet:

                                           Exit         Merger         Extraordinary         Period
                                          Costs         Charge                  Loss          Costs           Total
------------------------------------------------------------------------------------------------------------------------------------
Severance costs                            $ 99            $ 8                                  $ 9           $ 116
Write-down of assets
   to net realizable value                  239                                                  12             251
Transaction and financing costs                                                 $ 31             71             102
Integration costs                                            3                                  164             167
Stock option charge                                         47                                                   47
------------------------------------------------------------------------------------------------------------------------------------
   Total costs                              338             58                    31            256             683
Cash expenditures                          (75)            (8)                  (31)          (252)           (366)
Write-down of assets
   to net realizable value                (237)                                                               (237)
Stock option charge                                       (47)                                                 (47)
------------------------------------------------------------------------------------------------------------------------------------
Merger-related accruals
   at February 3, 2000                     $ 26            $ 3                                  $ 4            $ 33
------------------------------------------------------------------------------------------------------------------------------------

   Severance costs consist of obligations to employees who were terminated or were notified of termination under a plan authorized by senior management. Approximately 625 employees will be severed as a result of the Merger, of which 499 were terminated as of February 3, 2000.

   The write-down of assets to net realizable value includes the expected loss on disposal of stores required to be divested and duplicate and abandoned facilities, including administrative offices, intangibles and information technology equipment which were abandoned by the Company or are being held for sale. The estimated fair value of assets held for sale has been determined using negotiated sales prices or independent appraisals.

   Transaction and financing costs consist primarily of professional fees paid for investment banking, legal, accounting, printing and regulatory filing fees. Financing costs also include the extraordinary loss on extinguishment of debt.

   Integration costs consist primarily of incremental transition and integration costs associated with integrating the operations of Albertson's and ASC and are being expensed as incurred.

   The Company's stock option award plans contain provisions for automatic vesting upon a change of control. Under ASC plans, option holders had the right (limited stock appreciation right or LSAR), during an exercise period of up to 60 days after the occurrence of a change of control (but prior to consummation of the Merger), to elect to surrender all or part of their options in exchange for shares of Albertson's common stock having a value equal to the excess of the change of control price over the exercise price. Certain stock option plans of ASC defined change of control as the date of stockholder approval of the Merger. Approval of the Merger Agreement on November 12, 1998, by ASC's stockholders accelerated the vesting of 6.4 million equivalent stock options granted under pre-1997 ASC plans and permitted the holders of these options to exercise LSARs. The exercisability of the 6.4 million LSARs resulted in the Company recognizing a pre-tax $195 merger-related stock option charge during 1998.

   In the first quarter of 1999, a market price adjustment of $29 was recorded as a reduction of merger-related costs to reflect a decline in the relevant stock price at the end of the first fiscal quarter relative to LSARs. The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated and resulted in no further adjustments. Upon Merger consummation, the change of control price was $53.77 per share, resulting in the issuance of approximately 1.7 million Albertson's shares.

   LSARs relating to approximately 4.0 million equivalent stock options became exercisable upon regulatory approval of the Merger, which resulted in recognition of an additional charge of $76 in the second quarter of fiscal 1999. This charge was based upon a change of control price of $56.96 per share, which included an adjustment factor for the early termination of the LSAR feature. A total of 0.8 million Albertson's shares were issued in satisfaction of those options for which the LSAR feature was elected and the remaining options were converted into options to acquire approximately 1.2 million Albertson's shares.

   The Company recorded a $37 pre-tax one-time charge to earnings during the third quarter of 1999 resulting from an agreement in principle reached to settle eight purported multi-state cases combined in the United States District Court in Boise, Idaho, which raised various issues including "off-the-clock" work allegations. The proposed settlement is subject to court approval. Under the proposed settlement agreement, current and former employees who meet eligibility criteria may present their claims to a settlement administrator. While the Company cannot specify the exact number of individuals who are likely to submit claims and the exact amount of their claims, the one-time charge is the Company's current estimate of the total monetary liability, including attorney fees, for all eight cases.

   The Company recorded an impairment charge to earnings during 1998 related to management's decision to close 16 underperforming stores in eight states. The $24 pre-tax charge included impaired real estate and equipment, as well as the present value of remaining liabilities under leases, net of expected sublease recoveries.

   Results of operations for 1997 included a pre-tax charge of $34 related to the sale of stock by a major stockholder and pre-tax charges of $13 related to the sale of a division of ASC's communication subsidiary.

   The Company's effective income tax rate from continuing operations for 1999 was 52.5%, as compared to 40.2% for 1998 and 41.0% for 1997. The increase for 1999 is primarily due to the non-deductible portion of merger-related costs.

   Due to the significance of the merger-related costs and other one-time expenses and their effect on operating results, the following table is presented to assist in the comparison of income statement components without these costs and expenses:

------------------------------------------------------------------------------------------------------------------------------------
                                    53 Weeks Ended                          52 Weeks Ended          52 Weeks Ended
                                  February 3, 2000                        January 28, 1999        January 29, 1998
------------------------------------------------------------------------------------------------------------------------------------
                   As  Reported     One-Time       W/O One-Time             W/O One-Time            W/O One-Time
------------------------------------------------------------------------------------------------------------------------------------
Sales                  $ 37,478                $ 37,478    100.00%      $ 35,872   100.00%      $ 33,828    100.00%
Cost of sales            27,164     $ (42)       27,122      72.37        26,156     72.92        24,821      73.37
------------------------------------------------------------------------------------------------------------------------------------
Gross profit             10,314         42       10,356      27.63         9,716     27.08         9,007      26.63
Selling,
   general and
   administrative
   expense                8,641      (214)        8,427      22.49         7,845     21.87         7,330      21.67
Merger-related
   and exit costs           396      (396)
Litigation
   settlement                37       (37)
------------------------------------------------------------------------------------------------------------------------------------

Operating profit          1,240        689        1,929       5.15         1,871      5.22         1,677       4.96
Interest expense,
   net                    (353)          1        (352)     (0.94)         (337)    (0.94)         (294)     (0.87)
Other income, net            12                      12       0.03            24      0.07            14       0.04
------------------------------------------------------------------------------------------------------------------------------------
Earnings before
   income taxes and
   extraordinary item       899        690        1,589       4.24         1,558      4.34         1,397       4.13
Income taxes                472        162          634       1.69           609      1.70           559       1.66
------------------------------------------------------------------------------------------------------------------------------------
Earnings before
   extraordinary item       427        528          955       2.55           949      2.65           838       2.48
Extraordinary loss
   on extinguishment
   of debt, net of
   tax benefit of $7       (23)         23
------------------------------------------------------------------------------------------------------------------------------------
Net earnings              $ 404      $ 551        $ 955      2.55%         $ 949     2.65%         $ 838      2.48%
------------------------------------------------------------------------------------------------------------------------------------

   The costs of integrating the two companies have and will result in significant non-recurring charges and incremental expenses. These costs had a material effect on 1999 results of operations of the Company and may have a significant effect on results of operations for the year 2000. The actual timing of the costs is, in part, dependent upon the actual timing of certain integration actions. Non-recurring charges and expenses of implementing integration actions are estimated to total $700 after income tax benefits. The cash portion of these charges is estimated at approximately $367. When reduced by the cash received from the sale of the stores required to be divested and the net proceeds from the sale of assets that will not be used in the combined company, the net positive cash flow will be approximately $276.

   The Company expects to incur additional after-tax merger-related costs of approximately $157 in future periods, which consist primarily of expected integration costs and costs associated with other consolidation activities for which plans have not yet been finalized.

Liquidity and Capital Resources

Cash provided by operating activities during 1999 was $1,397, compared to $1,447 in 1998 and $1,815 in 1997. Cash provided by operating activities during 1999 was negatively impacted by $230 for merger-related after-tax expenditures (the offsetting proceeds from divestitures is included with cash flow from investing activities). These expenditures include severance, transaction financing and integration costs. In addition, for fiscal 1999 a combination of increased inventories and the reduction of accounts payable leverage negatively impacted cash provided from operating activities. Fiscal 1998 cash provided from operating activities decreased from 1997 primarily due to higher inventories and the timing of cash payments related to insurance programs for workers' compensation and general liability. The Company has implemented several initiatives designed to enhance working capital which include reducing inventory levels and increasing accounts payable leverage. These improvements are expected to reduce the cash requirements of the business.

   The Company's financing activities for 1999 included net new borrowings of $441 and $265 for the payment of dividends (which represents 27.7% of 1999 net earnings without merger-related costs and one-time expenses). The Board of Directors at its March 2000 meeting increased the regular quarterly cash dividend to $0.19 per share, for an annual rate of $0.76 per share.

   The Company utilizes its commercial paper and bank line programs primarily to supplement cash requirements for seasonal fluctuations in working capital and to fund its capital expenditure program. Accordingly, commercial paper and bank line borrowings will fluctuate between reporting periods. The Company had $1,628 of commercial paper borrowings outstanding at February 3, 2000.

   Following the Merger, the Company consolidated several of the commercial paper, bank lines and other financing arrangements. The consolidation of debt included the repayment of ASC debt containing change of control provisions and the tender for, or open market purchases of, certain higher coupon debt. At the effective date of the Merger, approximately $900 of ASC's debt became due or callable by the creditors due to change of control provisions, of which approximately $700 was repaid, and a $200 term loan was amended to waive the change of control provision.

   In support of the Company's commercial paper program, the Company had two credit facilities totaling $2,100 during fiscal 1999. Effective March 2000, the Company entered into two new revolving credit agreements for $1,900. One agreement expires in 364 days for $950 and the second agreement expires in 5 years for the remaining $950. At the expiration of the 364-day credit agreement and upon due notice, the Company may extend the term for an additional 364-day period if the lenders holding at least 75% of the commitments agree. The 364-day agreement also contains an option which would allow the Company, upon due notice, to convert any outstanding amounts at the expiration date to term loans. The agreements contain certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $2,100. In addition, the Company has uncommitted bank lines of credit totaling $345 million. As of February 3, 2000, no amounts were outstanding under the credit facilities or bank lines.

   Albertson's filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective in February 1999 (the "1999 Registration Statement") to authorize the issuance of up to $2,500 in debt securities. The Company intends to use the net proceeds of any securities sold pursuant to the 1999 Registration Statement for retirement of debt and general corporate purposes.

   In July 1999, the Company issued $1,300 of term notes under the 1999 Registration Statement. The notes are composed of $300 of principal bearing interest at 6.55% due August 1, 2004; $350 of principal bearing interest at 6.95% due August 1, 2009; and $650 of principal bearing interest at 7.45% due
August 1, 2029. Proceeds were used primarily to repay borrowings under the Company's commercial paper program. Additional securities up to $1,200 remain available for issuance under the Company's 1999 Registration Statement.

    During 1998 Albertson's issued a total of $317 in medium-term notes under a shelf registration statement filed with the SEC in December 1997. Under a shelf registration statement filed with the SEC in May 1996, Albertson's issued $200 of medium-term notes in 1997. Proceeds from these issuances were used to reduce borrowings under Albertson's commercial paper program.

   On March 19, 1998, ASC issued $45 of 6.5% notes due March 20, 2008, under an outstanding Series B Medium-Term Note Program. On March 30, 1998, ASC issued an additional $100 of 7.1% notes due March 20, 2028, under the same program. Proceeds were used to refinance short-term debt and for general corporate purposes.

   The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash flows from operations and available borrowings are sufficient for the future operating and capital needs of the Company.

   The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt and capitalized lease obligations to capital (1)                               46.7%           48.1%
Long-term debt and capitalized lease obligations to total assets                               31.8            33.8

     (1) Capital includes long-term debt, capitalized lease obligations and stockholders' equity

   The Company continues to retain ownership of real estate when possible. As of February 3, 2000, the Company held title to the land and buildings of 39% of the Company's stores and held title to the buildings on leased land of an additional 7% of the Company's stores. The Company also holds title to the land and buildings of most of its administrative offices and distribution facilities.

   The Company is committed to keeping its stores up to date. In the last three years, the Company has opened or remodeled 796 stores representing 35% of the Company's retail square footage as of February 3, 2000. The following summary of historical capital expenditures includes capital leases, stores acquired in business and asset acquisitions, assets acquired with related debt and the estimated fair value of property financed by operating leases:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
New and acquired stores                                                      $ 1,126        $ 1,146           $ 948
Remodels                                                                         296            299             216
Retail replacement equipment and technological upgrades                          151            239             280
Distribution facilities and equipment                                            198            139             110
Other                                                                             97             50             105
------------------------------------------------------------------------------------------------------------------------------------

Total capital expenditures                                                     1,868          1,873           1,659
Estimated fair value of property financed by operating leases                    230            224             205
------------------------------------------------------------------------------------------------------------------------------------
                                                                             $ 2,098        $ 2,097         $ 1,864
------------------------------------------------------------------------------------------------------------------------------------

   The Company's strong financial position provides the flexibility for the Company to grow through its store development program and future acquisitions.

Recent Accounting Standards

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard, as amended by SFAS No. 137, is effective for the Company's 2001 fiscal year. The Company has not yet completed its evaluation of this standard or its impact on the Company's accounting and reporting requirements.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks that are inherent in the Company's financial instruments which arise from transactions entered into in the normal course of business. From time to time, the Company enters into derivative transactions. The objective of these derivative transactions is to reduce the Company's exposure to changes in interest rates, and each transaction is evaluated periodically by the Company for changes in market value and counterparty credit exposure.

   The Company is subject to interest rate risk on its fixed interest rate debt obligations. Commercial paper borrowings do not give rise to significant interest rate risk because these borrowings have maturities of less than three months. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. The Company manages its exposure to interest rate risk by utilizing a combination of fixed rate borrowings and commercial paper borrowings.

   During 1997 ASC entered into a $300 five-year LIBOR basket swap. The LIBOR basket swap agreement diversified the indices used to determine the interest rate on a portion of ASC's variable rate debt by providing for payments based on an average of foreign LIBOR indices which are reset every three months and also provided for a maximum interest rate of 8.0%. The Company recognized no income or expense in 1998 or 1997 related to this swap. During 1999 ASC terminated the LIBOR basket swap and recognized a loss of $1.

   There have been no material changes in the primary risk exposures or management of the risks since the prior year. The Company expects to continue to manage risks in accordance with the current policy.

   The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       There-                  Fair
                                  2000       2001       2002       2003       2004      after      Total      Value
------------------------------------------------------------------------------------------------------------------------------------
Debt obligations
   (excluding
   commercial paper):
Fixed rate                       $ 395       $ 43     $ 105       $ 104     $ 504     $ 2,649    $ 3,800    $ 3,718
Weighted average
   interest rate                  6.7%       5.3%      10.4%      7.3%        6.6%       7.3%       7.2%


Environmental

   The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and ground water contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an ongoing program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition of the Company. Charges against earnings for environmental remediation were not material in 1999, 1998 or 1997.

     Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995 From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as integration of the ASC operations, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, contain forward-looking information. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived utilizing numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

   Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), labor negotiations, the Company's ability to recruit and develop associates, its ability to develop new stores or complete remodels as rapidly as planned, its ability to implement new technology successfully, stability of product costs and the Company's ability to integrate the operations of ASC.

   Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.


Consolidated Earnings

------------------------------------------------------------------------------------------------------------------------------------
                                                                            53 Weeks       52 Weeks        52 Weeks
                                                                         February 3,    January 28,     January 29,
(In millions, except per share data)                                            2000           1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                                       $ 37,478       $ 35,872        $ 33,828
Cost of sales                                                                 27,164         26,156          24,821
------------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                  10,314          9,716           9,007
Selling, general and administrative expenses                                   8,641          7,846           7,330
Merger-related and exit costs                                                    396            195              13
Litigation settlement                                                             37
Impairment - store closures                                                                      24
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                               1,240          1,651           1,664
Other (expenses) income:
   Interest, net                                                               (353)          (337)           (294)
   Shareholder related expense                                                  (34)
   Other, net                                                                     12             24              14
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and extraordinary item                              899          1,338           1,350

Income taxes                                                                     472            537             553
------------------------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item                                               427            801             797
Extraordinary loss on extinguishment of debt,
   net of tax benefit of $7                                                     (23)
------------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                   $ 404          $ 801           $ 797
------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share:

   Earnings before extraordinary item                                         $ 1.01         $ 1.91          $ 1.89
   Extraordinary item                                                          (.05)
------------------------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                               $ 0.96         $ 1.91          $ 1.89
------------------------------------------------------------------------------------------------------------------------------------

Diluted Earnings Per Share:

   Earnings before extraordinary item                                         $ 1.00         $ 1.90          $ 1.88
   Extraordinary item                                                          (.05)
------------------------------------------------------------------------------------------------------------------------------------
   Net Earnings                                                               $ 0.95         $ 1.90          $ 1.88
------------------------------------------------------------------------------------------------------------------------------------

Weighted Average Common Shares Outstanding:

   Basic                                                                         422            419             422
   Diluted                                                                       423            422             423








See Notes to Consolidated Financial Statements


Consolidated Balance Sheets

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
(In millions, except per share data)                                                           2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:

   Cash and cash equivalents                                                                  $ 231           $ 116
   Accounts and notes receivable, net                                                           587             612
   Inventories                                                                                3,481           3,249
   Prepaid expenses                                                                             154              98
   Property held for resale                                                                     100
   Deferred income taxes                                                                         29             133
------------------------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                                     4,582           4,208
Land, Buildings and Equipment, net                                                            8,913           8,545
Goodwill, net                                                                                 1,582           1,738
Other Assets                                                                                    624             640
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                               $ 15,701        $ 15,131
------------------------------------------------------------------------------------------------------------------------------------


Liabilities and Stockholders' Equity

Current Liabilities

   Accounts payable                                                                         $ 2,132         $ 2,185
   Salaries and related liabilities                                                             555             512
   Taxes other than income taxes                                                                172             169
   Income taxes                                                                                  82              50
   Self-insurance                                                                               184             173
   Unearned income                                                                              110             101
   Merger-related reserves                                                                       33
   Current portion of capitalized lease obligations                                              19              18
   Current maturities of long-term debt                                                         623              50
   Other                                                                                        145              93
------------------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                                4,055           3,351

Long-Term Debt                                                                                4,805           4,905
Capitalized Lease Obligations                                                                   187             202
Self-Insurance                                                                                  219             315
Deferred Income Taxes                                                                            52             208
Other Long-Term Liabilities and Deferred Credits                                                681             628
Commitments and Contingencies
Stockholders' Equity:
   Preferred  stock - $1.00 par value;  authorized  - 10 shares;  designated - 3 shares of Series A Junior Participating; issued - none
   Common stock - $1.00 par value; authorized - 1,200 shares;
     issued - 424 shares and 435 shares, respectively                                           424             435
   Capital in excess of par                                                                     145             579
   Retained earnings                                                                          5,133           5,027
   Treasury stock - 15 shares as of January 28, 1999                                                          (519)
------------------------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                                               5,702           5,522
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                                 $ 15,701        $ 15,131
------------------------------------------------------------------------------------------------------------------------------------




See Notes to Consolidated Financial Statements


Consolidated Cash Flows

------------------------------------------------------------------------------------------------------------------------------------
                                                                            53 Weeks       52 Weeks        52 Weeks
                                                                         February 3,    January 28,     January 29,
(In millions)                                                                   2000           1999            1998
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:

Net earnings                                                                   $ 404          $ 801           $ 797
Adjustments to reconcile net earnings to
net cash provided by operating activities:
   Depreciation and amortization                                                 854            806             745
   Goodwill amortization                                                          58             57              53
   Noncash merger-related charges                                                271            195
   Impairment - store closures                                                                   24
   Net (gain) loss on asset sales                                                (2)           (14)               6
   Net deferred income taxes                                                    (52)           (72)               4
   Increase in cash surrender value of Company-owned life insurance             (12)           (23)            (14)
   Changes in operating assets and liabilities,
       net of business acquisitions:
     Receivables and prepaid expenses                                             45           (56)           (105)
     Inventories                                                               (233)          (157)            (96)
     Accounts payable                                                           (53)              7             377
     Other current liabilities                                                   138             54              37
     Self-insurance                                                             (85)          (134)            (14)
     Unearned income                                                              76           (12)              42
     Other long-term liabilities                                                (12)           (29)            (17)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                               1,397          1,447           1,815
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:

   Capital expenditures                                                      (1,837)        (1,626)         (1,632)
   Proceeds from divestitures and duplicate assets                               393
   Proceeds from disposals of land, buildings and equipment                       83            162              70
   Business acquisitions, net of cash acquired                                                (260)
   Increase in other assets                                                    (115)           (97)           (138)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                 (1,476)        (1,821)         (1,700)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:

   Proceeds from long-term borrowings                                          1,841            462             734
   Payments on long-term borrowings                                            (970)          (213)           (179)
   Net commercial paper activity and bank borrowings                           (430)            300             210
   Proceeds from stock options exercised                                          32             66              50
   Cash dividends paid                                                         (265)          (263)           (253)
   Tax payments for options exercised                                           (14)
   Treasury stock purchases and retirements                                                    (18)           (745)
   Issuance of common stock                                                                                      96
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) financing activities                       194            334            (87)
------------------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                             115           (40)              28
Cash and Cash Equivalents at Beginning of Year                                   116            156             128
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                    $    231       $    116        $    156
------------------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements


Consolidated Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                        Common      Capital
                                                         Stock    In Excess

                                                     $1.00 Par       of Par     Retained     Treasury
(Dollars in millions)                                    Value        Value     Earnings        Stock         Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 30, 1997                              $ 439        $ 324      $ 4,145      $ (114)       $ 4,794
Net earnings                                                                         797                        797
Issuance of 1,041,010 shares of stock for
   stock options, awards and Employee Stock
   Purchase Plan (ESPP)                                                   6                        25            31
Exercise of stock options                                                 3                                       3
Tax benefits related to stock options                                     4                                       4
Stock purchase incentive plan                                            10                                      10
Treasury stock purchases and retirements                   (4)          (3)        (185)        (551)         (743)
Shares related to directors' stock
   compensation plan - 121,590 shares                                     4                                       4
Stock issuance - 2,912,094 shares                                        36                       60             96
Dividends                                                                          (255)                      (255)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1998                                435          384        4,502        (580)         4,741
Net earnings                                                                         801                        801
Issuance of 1,989,505 shares of stock for
   stock options, awards and ESPP                                      (11)                        63            52
Merger-related stock option charge                                      195                                     195
Exercise of stock options                                                 3                                       3
Tax benefits related to stock options                                    10                                      10
Treasury stock purchases and retirements                                (6)         (10)          (2)          (18)
Stock purchase incentive plan                                             1                                       1
Shares related to directors' stock
   compensation plan - 12,633 shares                                      3                                       3
Dividends                                                                          (266)                      (266)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 28, 1999                                435          579        5,027        (519)         5,522
Net earnings                                                                         404                        404
Issuance of 131,099 shares of stock for
   stock options and awards                                             (1)                         4             3
Merger-related stock option charge                                       47                                      47
Exercise of stock options                                    1           19                                      20
Tax benefits related to stock options                                    11                                      11
Treasury and fractional share retirements                 (14)        (496)                       510
Shares issued for limited stock
   appreciation rights                                       2         (16)                                    (14)
Stock purchase incentive plan                                             2                         5             7
Dividends                                                                          (298)                      (298)
------------------------------------------------------------------------------------------------------------------------------------
Balance at February 3, 2000                              $ 424        $ 145      $ 5,133                    $ 5,702
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
(Dollars in millions, except per share data)

Basis of Presentation

On August 2, 1998, Albertson's, Inc. ("Albertson's" or the "Company") and American Stores Company ("ASC") entered into a definitive merger agreement ("Merger Agreement") whereby Albertson's would acquire ASC by exchanging 0.63 share of Albertson's common stock for each outstanding share of ASC common stock, with cash being paid in lieu of fractional shares (the "Merger") and ASC would become a wholly owned subsidiary of Albertson's. In addition, outstanding rights to receive ASC common stock under ASC stock option plans would be converted into rights to receive equivalent Albertson's common stock.

   The Merger was consummated on June 23, 1999, with the issuance of approximately 177 million shares of Albertson's common stock. The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present as a single interest, two or more common stockholders' interests that were previously independent; accordingly, these consolidated financial statements restate the historical financial statements as though the companies had always been combined. The restated consolidated financial statements are adjusted to conform accounting policies and financial statement presentations. There were no material conforming adjustments.

The Company

The Company is incorporated under the laws of the State of Delaware and is the successor to a business founded by J. A. Albertson in 1939. Based on sales, the Company is the second largest retail food and drug chain in the United States. As of February 3, 2000, the Company operated 2,492 stores in 37 Western, Midwestern, Eastern and Southern states. Retail operations are supported by 21 major Company distribution operations, strategically located in the Company's operating markets.

Summary of Significant Accounting Policies

Fiscal Year End The Company's fiscal year is generally 52 weeks and periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31 (the Saturday nearest to January 31 for ASC during fiscal years 1998 and 1997). During fiscal 1999, ASC's fiscal year was converted from a Saturday year end to a Thursday year end. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.

   Consolidation The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its subsidiaries. All material intercompany balances have been eliminated.

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

   Capitalization, Depreciation and Amortization Land, buildings and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements--10 to 35 years; fixtures and equipment--3 to 10 years; leasehold improvements--10 to 25 years; and capitalized leases--20 to 30 years. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable.

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

   Goodwill Goodwill resulting from business acquisitions represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method. Goodwill is principally from the acquisition of Lucky Stores, Inc. in 1988. Accumulated amortization amounted to $602 and $581 in 1999 and 1998, respectively. Periodically, the Company re-evaluates goodwill and other intangibles based on undiscounted operating cash flows whenever significant events or changes occur which might impair recovery of recorded asset costs.

   Self-Insurance The Company is partially self-insured for property loss, workers' compensation and general liability costs. For ASC, beginning in fiscal 1998, insurance was purchased for workers' compensation, general liability and automotive liability coverage. Self-insurance liabilities are based on claims filed and estimates for claims incurred but not reported. These liabilities are not discounted.

   Unearned Income Unearned income consists primarily of buying and promotional allowances received from vendors in connection with the Company's buying and merchandising activities. These funds are recognized as revenue when earned by purchasing amounts of product, promoting certain products or passage of time, as specified in the related agreements.

   Store Opening and Closing Costs Noncapital expenditures incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred. When a store is closed, the remaining investment in land, buildings and equipment, net of expected recovery value, is expensed. For properties under operating lease agreements, the present value cost of any remaining liability under the lease, net of expected sublease recovery, is also expensed.

   Advertising Advertising costs incurred to produce media advertising for major new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Gross advertising expenses of $583, $518 and $497 excluding cooperative advertising income from vendors, were included with cost of sales in the Company's Consolidated Earnings for 1999, 1998 and 1997, respectively.

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

   Company-owned Life Insurance The Company has purchased life insurance policies to cover its obligations under certain deferred compensation plans for officers and directors. Cash surrender values of these policies are adjusted for fluctuations in the market value of underlying investments. The cash surrender value is adjusted each reporting period and any gain or loss is included with other income (expense) in the Company's Consolidated Earnings Statement.

   Income Taxes The Company provides for deferred income taxes resulting from temporary differences in reporting certain income and expense items for income tax and financial accounting purposes. The major temporary differences and their net effect are shown in the "Income Taxes" note. Amortization of goodwill is generally not deductible for purposes of calculating income tax provisions.

   Earnings Per Share (EPS) Basic EPS is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist solely of outstanding options under the Company's stock option plans. Outstanding options excluded in 1999 and 1997 (option price exceeded the average market price during the period) amounted to 3.5 million shares and 4.3 million shares, respectively. There were no outstanding options excluded from the computation of potential common shares in 1998. For purposes of the EPS calculation, all shares and potential common shares of ASC were converted at the 0.63 to 1 exchange ratio. In connection with the Merger, certain options of ASC were exchanged for shares of Albertson's based on the fair value of the options, including contractual rights.

   Reclassifications Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

   Use of Estimates The preparation of the Company's consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Merger, Divestitures and Related Costs

The following table compares amounts previously reported by Albertson's and ASC prior to the Merger transaction and the combined amounts for fiscal 1998 and 1997:

------------------------------------------------------------------------------------------------------------------------------------
                                                                         Albertson's            ASC        Combined
------------------------------------------------------------------------------------------------------------------------------------
1998:

Net revenues                                                                $ 16,005       $ 19,867        $ 35,872
Net earnings                                                                     567            234             801
1997:

Net revenues                                                                  14,690         19,138          33,828
Net earnings                                                                     517            280             797

   In connection with the Merger, the Company entered into agreements with the Attorneys General of California, Nevada and New Mexico and the Federal Trade Commission to enable the Merger to proceed under applicable antitrust, competition and trade regulation law. The agreements required the Company to divest a total of 117 stores in California, 19 stores in Nevada and 9 stores in New Mexico. Of the stores required to be divested, 40 were ASC locations operated primarily under the Lucky name, and 105 were Albertson's stores operated primarily under the Albertson's name. In addition, the Company divested four supermarket real estate sites as required by the agreements. The stores identified for disposition had sales of $2,300 in fiscal 1998. The Company had divested 144 of the required 145 stores as of February 3, 2000.

   Results of operations for year ended February 3, 2000, include $683 of merger-related costs ($529 after tax). The following table presents the pre-tax costs incurred by category of expenditure and merger-related accruals included in the Company's Consolidated Balance Sheet:

------------------------------------------------------------------------------------------------------------------------------------
                                           Exit         Merger         Extraordinary         Period
                                          Costs         Charge                  Loss          Costs           Total
------------------------------------------------------------------------------------------------------------------------------------
Severance costs                            $ 99            $ 8                                  $ 9           $ 116
Write-down of assets to net
realizable value                            239                                                  12             251
Transaction and financing costs                                                 $ 31             71             102
Integration costs                                            3                                  164             167
Stock option charge                                         47                                                   47
------------------------------------------------------------------------------------------------------------------------------------
   Total costs                              338             58                    31            256             683
Cash expenditures                          (75)            (8)                  (31)          (252)           (366)
Write-down of assets to net
realizable value                          (237)                                                               (237)
Stock option charge                                       (47)                                                 (47)
------------------------------------------------------------------------------------------------------------------------------------
Merger-related accruals at
February 3, 2000                           $ 26            $ 3                                  $ 4            $ 33
------------------------------------------------------------------------------------------------------------------------------------

   Severance costs consist of obligations to employees who were terminated or were notified of termination under a plan authorized by senior management. Approximately 625 employees will be severed as a result of the Merger, of which 499 were terminated as of February 3, 2000.

   The write-down of assets to net realizable value includes the expected loss on disposal of stores required to be divested and duplicate and abandoned facilities, including administrative offices, intangibles and information technology equipment which were abandoned by the Company or are being held for sale. The estimated fair value of assets held for sale has been determined using negotiated sales prices or independent appraisals.

   Transaction and financing costs consist primarily of professional fees paid for investment banking, legal, accounting, printing and regulatory filing fees. Financing costs also include the extraordinary loss on extinguishment of debt.

   Integration costs consist primarily of incremental transition and integration costs associated with integrating the operations of Albertson's and ASC and are being expensed as incurred.

   As discussed in the Stock Options and Stock Awards Note, the Company recorded net pre-tax charges through the first two quarters of 1999 of $47 related to limited stock appreciation rights (LSARs). The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated.

   The costs of integrating the two companies have and will result in significant non-recurring charges and incremental expenses. These costs have had a material effect on 1999 results of operations of the Company and may have a significant effect on results of operations for the year 2000. The actual timing of the costs is, in part, dependent upon the actual timing of certain integration actions. Non-recurring charges and expenses of implementing integration actions are estimated to total $700 after income tax benefits. The cash portion of these charges is estimated at approximately $367. When reduced by the cash received from the sale of the stores required to be divested and the net proceeds from the sale of assets that will not be used in the combined company, the net positive cash flow will be approximately $276. The Company expects to incur additional after-tax merger-related costs of approximately $157 in future periods, which consist primarily of expected integration costs and costs associated with other consolidation activities for which plans have not yet been finalized.

Supplemental Cash Flow Information

Selected cash payments and noncash activities were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Cash payments for income taxes                                                 $ 520          $ 589           $ 547
Cash payments for interest, net of amounts capitalized                           413            331             270
Noncash investing and financing activities:
   Tax benefits related to stock options                                          11             10               4
   Capitalized lease obligations incurred                                         24             25              27
   Capitalized lease obligations terminated                                       14              6               2
   Liabilities assumed in connection with asset acquisitions                       7              2


Business Acquisitions

During 1998, the Company acquired 64 stores in three separate stock purchase acquisitions and 15 stores in an asset acquisition transaction. In connection with one of the stock purchase acquisitions, the Company agreed with the Federal Trade Commission to divest nine of the acquired stores and six previously owned stores. These four acquisition transactions had a combined purchase price of $302.

   The above acquisitions were accounted for using the purchase method of accounting. The results of operations of the acquired businesses have been included in the consolidated financial statements from their date of acquisition. Pro forma results of operations have not been presented due to the immaterial effects of these acquisitions on the Company's consolidated operations. For these acquisitions, the excess of the purchase price over the fair market value of net assets acquired, of $151, was allocated to goodwill which is being amortized over 40 years.

Accounts and Notes Receivable

Accounts and notes receivable consist of the following:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999

------------------------------------------------------------------------------------------------------------------------------------
Trade and other accounts receivable                                                           $ 603           $ 620
Current portion of notes receivable                                                              15              11
Allowance for doubtful accounts                                                                (31)            (19)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              $ 587           $ 612
------------------------------------------------------------------------------------------------------------------------------------


Inventories

Approximately 96% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $615 and $585 higher at the end of 1999 and 1998, respectively. Net earnings (basic and diluted earnings per share) would have been higher by $18 ($0.04) in 1999, $10 ($0.02) in 1998 and $7 ($0.02) in 1997.
The replacement cost of inventories valued at LIFO approximates FIFO cost.

Land, Buildings and Equipment, net

Land, buildings and equipment, net, consist of the following:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                                        $ 1,999         $ 1,878
Buildings                                                                                     4,908           4,748
Fixtures and equipment                                                                        5,309           5,044
Leasehold improvements                                                                        1,456           1,301
Capitalized leases                                                                              328             350
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             14,000          13,321
Accumulated depreciation and amortization                                                   (5,087)         (4,776)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            $ 8,913         $ 8,545
------------------------------------------------------------------------------------------------------------------------------------


Indebtedness

Long-term debt consists of the following (borrowings are unsecured unless indicated):

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Commercial paper and bank lines of credit                                                  $ 1,628          $ 1,719
7.45% Debentures due August 1, 2029                                                            650
6.95% Notes due August 1, 2009                                                                 350
6.55% Notes due August 1, 2004                                                                 300
Medium-term notes, due 2013 through 2028, average interest rate of 6.5%                        317              317
Medium-term notes, due 2007 through 2027, average interest rate of 6.8%                        200              200
7.75% Debentures due June 2026                                                                 200              200
6.375% Notes due June 2000                                                                     200              200
Medium-term notes due 2000, average interest rate of 6.1%                                       90               90
7.5% Debentures due 2037                                                                       200              200
8.0% Debentures due 2026                                                                       272              350
7.9% Debentures due 2017                                                                        95              100
7.4% Notes due 2005                                                                            200              200
Medium-term notes, due 2000 through 2028, average interest rate of 7.3%                        295              295
9.125% Notes due 2002                                                                           80              249
Notes due 2004, average interest rates of 6.5% and 6.3%, respectively                          200              200
Revolving credit facilities, effectively due 2002, average interest rate of 5.8%                                325
Other bank borrowings due 2000, average interest rate of 6.6%                                                    75
10.63% Notes, due 2004                                                                                           93
Industrial revenue bonds, average interest rate of 6.1%                                         14               15
Secured mortgage notes and other notes payable,
   average interest rates of 8.2% and 11.0%, respectively                                      137              127
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             5,428            4,955
Current maturities                                                                            (623)            (50)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 4,805          $ 4,905
------------------------------------------------------------------------------------------------------------------------------------

   Interest rates on the outstanding commercial paper borrowings as of February 3, 2000, ranged from 4.6% to 6.0% with an effective weighted average rate of 5.2%. The Company has established the necessary credit facilities, through its revolving credit agreements, to refinance the commercial paper and bank line borrowings on a long-term basis. The majority of these borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.

   Following the Merger the Company consolidated several of the commercial paper, bank lines and other financing arrangements. The consolidation of debt included the repayment of outstanding amounts under ASC's revolving credit facilities and other debt containing change of control provisions and the tender for, or open market purchases of, certain higher coupon debt. As a result, the following debt was extinguished:

------------------------------------------------------------------------------------------------------------------------------------
                                                 Triggering Factor                              Amount Extinguished
------------------------------------------------------------------------------------------------------------------------------------
Revolving Credit Facility                        Change of control                                            $ 500
Bank borrowing due 2000                          Change of control                                               75
10.63% Note due in 2004                          Change of control                                               93
9.125% Notes due 2002                            Tender offer                                                   169
8.0% Debentures due 2026                         Open market purchases                                           78
7.9% Debentures due 2017                         Open market purchases                                            5


   In July 1999 the Company issued $500 million of floating rate notes. The notes are due July 2000 and bear interest based on LIBOR commercial paper rates that reset monthly. As of February 3, 2000, the interest rate was 5.8% on the outstanding notes. These notes were issued under the Company's commercial paper program.

   The Company had two credit facilities totaling $2,100 during fiscal 1999. In addition, the Company had uncommitted bank lines of credit totaling $345. No borrowings were outstanding under either credit facility or bank lines as of February 3, 2000.

   Effective March 2000, the Company entered into two new revolving credit agreements for $1,900. One agreement expires in 364 days for $950 and the second agreement expires in 5 years for the remaining $950. At the expiration of the 364-day credit agreement and upon due notice, the Company may extend the term for an additional 364-day period if lenders holding at least 75% of commitments agree. The 364-day agreement also contains an option which would allow the Company, upon due notice, to convert any outstanding amounts at the expiration date to term loans. The agreements contain certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $2,100.

   Albertson's filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective in February 1999 (the "1999 Registration Statement") to authorize the issuance of up to $2,500 in debt securities. The Company intends to use the net proceeds of any securities sold pursuant to the 1999 Registration Statement for retirement of debt and general corporate purposes.

   In July 1999 the Company issued $1,300 of term notes under the 1999 Registration Statement. The notes are comprised of: $300 of principal bearing interest at 6.55% due August 1, 2004; $350 of principal bearing interest at 6.95% due August 1, 2009; and $650 of principal bearing interest at 7.45% due
August 1, 2029. Proceeds were used primarily to repay borrowings under the Company's commercial paper program. Additional securities up to $1,200 remain available for issuance under the Company's 1999 Registration Statement.

   In July 1999 the Company negotiated an amendment to a $200 term loan agreement between ASC and a group of commercial banks. The amended fixed rate loans carry interest based upon a pricing schedule (which averages 6.45%) dependent upon the Company's long-term debt rating, and mature July 3, 2004.

   During 1998 Albertson's issued a total of $317 in medium-term notes under a $500 shelf registration statement filed with the SEC in December 1997. The remaining authorization of $183 under the 1997 shelf registration statement was rolled into the 1999 Registration Statement. Under a shelf registration statement filed with the SEC in May 1996, Albertson's issued $200 of medium-term notes in 1997. Proceeds from these issuances were used to reduce borrowings under Albertson's commercial paper program.

   On March 19, 1998, ASC issued $45 of 6.5% notes due March 20, 2008, under an outstanding Series B Medium-term Note Program. On March 30, 1998, ASC issued an additional $100 of 7.1% notes due March 20, 2028, under the same program. Proceeds were used to refinance short-term debt and for general corporate purposes.

   The Company has pledged real estate with a cost of $11 as collateral for a mortgage note which is payable semiannually, including interest at a rate of 16.5%. The note matures from 2000 to 2013.

   Medium-term notes of $30 due July 2027 contain a put option which would require the Company to repay the notes in July 2007 if the holder of the note so elects by giving the Company a 60-day notice. Medium-term notes of $50 due April 2028 contain a put option which would require the Company to repay the notes in April 2008 if the holder of the note so elects by giving the Company a 60-day notice.

   The $200 of 7.5% debentures due 2037 contain a put option which will require the Company to repay the note in 2009 if the holder of the notes so elects by giving the Company a 60-day notice.

   Net interest expense was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Debt                                                                           $ 350          $ 322           $ 288
Capitalized leases                                                                27             25              22
Capitalized interest                                                            (26)           (17)            (25)
------------------------------------------------------------------------------------------------------------------------------------

Interest expense                                                                 351            330             285
Net bank service charges                                                           2              7               9
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $ 353          $ 337           $ 294
------------------------------------------------------------------------------------------------------------------------------------

   The scheduled aggregate maturities of long-term debt outstanding at February 3, 2000, are summarized as follows: $623 in 2000, $1,443 in 2001, $105 in 2002,
$104 in 2003, $504 in 2004 and $2,649 thereafter.

Capital Stock

On December 2, 1996, the Board of Directors adopted a stockholder rights plan, which was amended on August 2, 1998, and March 16, 1999, under which all stockholders receive one right for each share of common stock held. Each right will entitle the holder to purchase, under certain circumstances, one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "preferred stock") at a price of 160 dollars. Subject to certain exceptions, the rights will become exercisable for shares of preferred stock 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock.

   Under the plan, subject to certain exceptions, if any person or group as defined by the plan, becomes the beneficial owner of 15% or more of the outstanding common stock or takes certain other actions, each right will then entitle its holder as defined by the plan, other than such person or group, upon payment of the 160 dollars exercise price, to purchase common stock (or, in certain circumstances, cash, property or other securities of the Company) with a value equal to twice the exercise price. The rights may be redeemed by the Board of Directors at a price of $0.001 per right under certain circumstances. The rights, which do not vote and are not entitled to dividends, will expire at the close of business on March 21, 2007, unless earlier redeemed or extended by the Board of Directors of the Company. In connection with the Merger, no person or group became the beneficial owner of 15% or more of the common stock.

   The Board of Directors adopted a program on March 2, 1998 which authorized the Company to purchase and retire up to 5 million shares of its common stock. On August 2, 1998, the Board of Directors rescinded the remaining authorization in connection with the Merger.

   On April 8, 1997, ASC (i) repurchased 15 million equivalent common shares from its former chairman, certain of his family members and charitable trusts (the "Selling Stockholders") for an aggregate price of $550 and (ii) sold 3 million equivalent common shares for net proceeds of $96 pursuant to the exercise of an over-allotment option by the underwriters in connection with a public offering of shares by the Selling Stockholders.

Income Taxes

Deferred tax assets and liabilities consist of the following:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (no valuation allowance considered necessary):
   Basis in fixed assets                                                                      $ 123            $ 76
   Self-insurance                                                                               174             199
   Compensation and benefits                                                                    181             204
   Unearned income                                                                               36              31
   Other, net                                                                                   140             127
------------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                                  654             637
------------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Basis in fixed assets and capitalized leases                                               (515)           (564)
   Inventories                                                                                (105)            (94)
   Compensation and benefits                                                                   (33)            (30)
   Other, net                                                                                  (24)            (24)
------------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                           (677)           (712)
------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                                   $ (23)          $ (75)
------------------------------------------------------------------------------------------------------------------------------------


   As a result of an acquisition that occurred during 1998, the Company acquired federal and state net operating loss carryforwards with a remaining balance of $13 and $14, respectively, that will expire in various years through 2010. Based on management's assessment, it is more likely than not that all of the deferred tax assets associated with the net operating loss carryforwards will be realized; therefore, no valuation allowance is considered necessary.

   Income tax expense on continuing operations consists of the following:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Current:
Federal                                                                        $ 476          $ 537           $ 488
State                                                                             48             72              61
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 524            609             549
------------------------------------------------------------------------------------------------------------------------------------
Deferred:
Federal                                                                         (47)           (63)               4
State                                                                            (5)            (9)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (52)           (72)               4
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $ 472          $ 537           $ 553
------------------------------------------------------------------------------------------------------------------------------------


   The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                             1999      Percent         1998      Percent         1997       Percent
------------------------------------------------------------------------------------------------------------------------------------
Taxes computed at statutory rate            $ 315         35.0        $ 468         35.0        $ 473          35.0
State income taxes net of federal
   income tax benefit                          28          3.2           51          3.8           53           3.9
Expenses for repurchase of
   major stockholder's common stock                                                                12           0.9
Goodwill amortization                          22          2.4           22          1.6           21           1.6
Merger-related charges                        115         12.8           15          1.1
Other                                         (8)        (0.9)         (19)        (1.3)          (6)         (0.4)
------------------------------------------------------------------------------------------------------------------------------------
                                            $ 472         52.5        $ 537         40.2        $ 553          41.0
------------------------------------------------------------------------------------------------------------------------------------


Stock Options and Stock Awards

The Company's stock option plans provide for the grant of options to purchase shares of common stock and stock awards. At February 3, 2000, Albertson's had one stock option plan in effect under which grants could be made with respect to 30 million shares of the Company's common stock. Under this plan, approved by the stockholders in 1998, options may be granted to officers and key employees to purchase the Company's common stock. During 1999, the Company's stock option plan was amended to, among other things, include the grant of options and other awards to non-employee members of the Board of Directors. Generally, options are granted with an exercise price at not less than 100% of the closing market price on the date of the grant. The Company's options generally become exercisable in installments of 20% per year on each of the first through fifth anniversaries of the grant date and have a maximum term of 10 years. In connection with the Merger, all outstanding options under prior Albertson's and ASC plans became exercisable in accordance with the change of control provisions included in the stock option plans and all outstanding ASC options were converted into a right to acquire an equivalent number of Albertson's shares. No further options will be granted under ASC plans. Additionally, all restrictions lapsed with respect to all outstanding stock awards under the ASC stock award plans.

Variable Accounting Treatment for Option Plans

The Company's stock option award plans contain provisions for automatic vesting upon a change of control. Under ASC plans, option holders had the right (limited stock appreciation right or LSAR), during an exercise period of up to 60 days after the occurrence of a change of control (but prior to consummation of the Merger), to elect to surrender all or part of their options in exchange for shares of Albertson's common stock having a value equal to the excess of the change of control price over the exercise price. Certain stock option plans of ASC defined change of control as the date of stockholder approval of the Merger. Approval of the Merger Agreement on November 12, 1998, by ASC's stockholders accelerated the vesting of 6.4 million equivalent stock options granted under pre-1997 ASC plans and permitted the holders of these options to exercise LSARs. The exercisability of the 6.4 million LSARs resulted in the Company recognizing a pre-tax $195 merger-related stock option charge during 1998.

   In the first quarter of 1999, a market price adjustment of $29 was recorded as a reduction of merger-related costs to reflect a decline in the relevant stock price at the end of the first fiscal quarter relative to LSARs. The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated and resulted in no further adjustments. Upon Merger consummation, the change of control price was $53.77 per share, resulting in the issuance of approximately 1.7 million Albertson's shares.

   LSARs relating to approximately 4.0 million equivalent stock options became exercisable upon regulatory approval of the Merger, which resulted in recognition of an additional charge of $76 in the second quarter of fiscal 1999. This charge was based upon a change of control price of $56.96 per share, which included an adjustment factor for the early termination of the LSAR feature. A total of 0.8 million Albertson's shares were issued in satisfaction of those options for which the LSAR feature was elected and the remaining options were converted into options to acquire approximately 1.2 million Albertson's shares.

Stock Options

A summary of shares reserved for outstanding options as of the fiscal year end, changes during the year and related weighted average exercise price is presented below (shares in thousands, all ASC amounts included based upon the conversion ratio of 0.63 to 1):

------------------------------------------------------------------------------------------------------------------------------------
                                            February 3, 2000          January 28, 1999          January 29, 1998
                                            ----------------          ----------------          ----------------
                                           Shares        Price       Shares        Price       Shares         Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year            9,989      $ 35.01       16,527      $ 32.74        7,856       $ 24.08
Granted                                    12,536        39.76          159        40.39        9,846         38.08
Exercised                                 (3,907)        33.00      (5,858)        29.16        (782)         15.46
Forfeited                                   (603)        39.43        (839)        32.11        (393)         28.09
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                 18,015      $ 38.34        9,989      $ 35.01       16,527       $ 32.74
------------------------------------------------------------------------------------------------------------------------------------


As of February 3, 2000, there were 14.5 million shares of Company common stock reserved for the granting of additional options. The following table summarizes options outstanding and options exercisable as of February 3, 2000, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

------------------------------------------------------------------------------------------------------------------------------------
                                          .            Options Outstanding            ..        Options Exercisable      .
                                          --------------------------------------------------------------------------------
                                               Shares       Remaining                        Shares
Option Price per Share                    Outstanding            Life          Price    Exercisable           Price
------------------------------------------------------------------------------------------------------------------------------------
$13.44 to     $22.63                              421             1.8        $ 18.03            421         $ 18.03
 24.32 to      33.25                            8,493             8.9          30.28          1,596           29.31
 35.00 to      45.94                            3,576             6.7          40.08          3,576           40.08
 47.00 to      51.19                            5,525             9.4          51.15             47           47.00
------------------------------------------------------------------------------------------------------------------------------------
$13.44 to     $51.19                           18,015             8.4        $ 38.34          5,640         $ 35.44
------------------------------------------------------------------------------------------------------------------------------------


   The weighted average fair value at date of grant for Albertson's options granted during 1999 was $10.42 per option. Pre-merger Albertson's grants per option were $17.14 and $15.26 for 1998 and 1997, respectively. Pre-merger ASC grants per option were $11.86 and $11.58 for 1998 and 1997, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

------------------------------------------------------------------------------------------------------------------------------------
                                                 1999    .             1998               ..            1997             .
                                                 -----------------------------------------------------------------
                                                                  ABS            ASC            ABS             ASC
------------------------------------------------------------------------------------------------------------------------------------
Expected life (years)                             3.0             8.0            6.5            6.5             7.0
Risk-free interest rate                         5.96%           5.74%          4.70%          5.92%           6.60%
Volatility                                      37.03           26.70          21.20          26.53           21.20
Dividend yield                                   1.81            1.48           1.80           1.41            1.80


   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Net earnings:
   As reported                                                                 $ 404          $ 801           $ 797
   Pro forma                                                                     375            914             782
Basic earnings per share:
   As reported                                                                  0.96           1.91            1.89
   Pro forma                                                                    0.89           2.16            1.85
Diluted earnings per share:
   As reported                                                                  0.95           1.90            1.88
   Pro forma                                                                    0.89           2.14            1.85


   The 1999 pro forma income of $375 resulted from net income of $404, less the 1999 pro forma after-tax compensation expense of $67 ($49 of which related to an adjustment for the acceleration of unamortized compensation expense for the stock options granted prior to 1999 which vested in connection with the Merger) and the elimination of net merger-related after-tax stock option charges of $38 included with as reported net earnings. The 1998 pro forma net income of $914 resulted from reported net income of $801, less the 1998 pro forma after-tax compensation expense of $19 and the elimination of the merger-related after-tax stock option charge of $132 included with as reported net earnings. The pro forma effect on net earnings is not representative of the pro forma effect on net earnings in future years.

Former ASC Plans

The following ASC Plans were terminated in connection with the Merger on June 23, 1999.

Performance Incentive Program The 1998 Performance Incentive Program provided certain of the ASC key executives an incentive award of shares of two-year restricted stock if certain ASC performance objectives were attained for the 1998 fiscal year. Employee Stock Purchase Plan The ASC Employee Stock Purchase Plan, which began January 1, 1996, enabled eligible employees of the Company to subscribe for shares of common stock on quarterly offering dates at a purchase price which was the lesser of 85% of the fair market value of the shares on the first day or the last day of the quarterly offering period.

Employee Benefit Plans

   Substantially all employees working over 20 hours per week are covered by retirement plans. Union employees participate in multi-employer retirement plans under collective bargaining agreements. The Company sponsors both defined benefit and defined contribution plans.

   The Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan are funded, qualified, defined benefit, noncontributory plans for eligible Albertson's employees who are 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The Company's funding policy for these plans is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code.

   The Company also  sponsors the  Albertson's  Savings and  Retirement  Estates
(ASRE) Plan (formerly the American Stores Retirement Estates Plan) which is a defined contribution retirement plan. ASRE was originally authorized by the ASC Board of Directors for the purpose of providing retirement benefits for employees of ASC and its subsidiaries. During 1999, ASRE was authorized by Albertson's Board of Directors to provide retirement benefits for all qualified employees of the Company and its subsidiaries. In conjunction with the authorization of ASRE, the Company-sponsored defined benefit plans were amended to close the plans to future new entrants. Future accruals for participants in the defined benefit plans are offset by the value of Company profit sharing contributions to the new defined contribution plan.

   The Company sponsors a tax-deferred savings plan which is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers employees meeting age and service eligibility requirements, except those represented by a labor union, unless the collective bargaining agreement provides for participation. In addition, the Company provides a matching contribution based on the amount of eligible compensation contributed by the employee.

   All Company contributions to ASRE and the Company sponsored 401(k) plan are made at the discretion of the Board of Directors. The total amount contributed by the Company is included with the ASRE defined contribution plan expense.

   The Company also sponsors an unfunded Executive Pension Makeup Plan and an Executive ASRE Makeup Plan. These plans are nonqualified and provide certain key employees retirement benefits which supplement those provided by the Company's other retirement plans.

   Net periodic benefit cost for defined benefit plans is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status is determined using assumptions as of the end of each year. Assumptions used at the end of each year for the Company-sponsored defined benefit pension plans were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                                                 7.50%          6.25%           6.60%
Annual salary increases                                                    4.35-4.50      4.50-4.95       4.50-5.00
Expected long-term rate of return on assets                                     9.50           9.50            9.50


   Net periodic benefit cost for Company-sponsored defined benefit pension plans was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                                $ 45           $ 42            $ 27
Interest cost on projected benefit obligations                                    34             30              23
Expected return on assets                                                       (49)           (42)            (34)
Amortization of prior service cost                                                                1               1
Recognized net actuarial loss                                                      1              2
------------------------------------------------------------------------------------------------------------------------------------
                                                                                $ 31           $ 33            $ 17
------------------------------------------------------------------------------------------------------------------------------------


   The following table sets forth the funded status of the Company-sponsored defined benefit pension plans:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation:

   Beginning of year benefit obligation                                                       $ 547           $ 412
   Service cost                                                                                  45              42
   Interest cost                                                                                 34              30
   Actuarial (gain) loss                                                                      (105)              72
   Amendments                                                                                  (88)
   Benefits paid                                                                               (10)             (9)
------------------------------------------------------------------------------------------------------------------------------------
   End of year benefit obligation                                                               423             547
------------------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
   Plan assets at fair value at beginning of year                                               549             414
   Actual return on plan assets                                                                  89              96
   Employer contributions (return)                                                             (46)              48
   Benefit payments                                                                            (10)             (9)
------------------------------------------------------------------------------------------------------------------------------------
   Plan assets at fair value at end of year                                                     582             549
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                                   159               2
Unrecognized net (gain) loss                                                                  (100)              46
Unrecognized prior service cost                                                                (85)               4
Additional minimum liability                                                                                    (4)
------------------------------------------------------------------------------------------------------------------------------------
Net (accrued) prepaid pension cost                                                          $ (26)             $ 48
------------------------------------------------------------------------------------------------------------------------------------

Prepaid pension cost included with other assets                                                 $ 8            $ 64
Accrued pension cost included with other long-term liabilities                                 (34)            (16)
------------------------------------------------------------------------------------------------------------------------------------
Net (accrued) prepaid pension cost                                                          $ (26)             $ 48
------------------------------------------------------------------------------------------------------------------------------------


   The following table summarizes the projected benefit obligation and the accumulated benefit obligation of the unfunded Executive Pension Makeup Plan:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                                   $ 15            $ 19
Accumulated benefit obligation                                                                   13              16

   Assets of the two funded Company defined benefit pension plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks
(including $33 and $68 of the Company's common stock at February 3, 2000 and January 28, 1999, respectively), U.S. government obligations, corporate bonds, international equity funds, real estate and money market funds.


   The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $98 for 1999, $100 for 1998, and $94 for 1997.

   Retirement plans expense was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Defined benefit pension plans                                                   $ 31           $ 33            $ 17
ASRE defined contribution plan                                                   110             93              93
Multi-employer plans                                                              98            100              94
------------------------------------------------------------------------------------------------------------------------------------
                                                                               $ 239          $ 226           $ 204
------------------------------------------------------------------------------------------------------------------------------------

   Most retired employees of the Company are eligible to remain in its health and life insurance plans. Retirees who elect to remain in the Albertson's-sponsored plans are charged a premium which is equal to the difference between the estimated costs of the benefits for the retiree group and a fixed contribution amount made by the Company. The Company also provides certain health care benefits to eligible ASC retirees of certain defined employee groups under two unfunded plans, a defined dollar and a full coverage plan. The net periodic postretirement benefit cost was as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                1999           1998            1997
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                                                     $ 3            $ 3             $ 2
Interest cost                                                                      4              5               5
Amortization of unrecognized gain                                                (1)            (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 $ 6            $ 7             $ 7
------------------------------------------------------------------------------------------------------------------------------------


   The following table sets forth the funded status of the Company-sponsored postretirement health and life insurance benefit plans:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                        February 3,     January 28,
                                                                                               2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Change in accumulated benefit obligation:

   Beginning of year benefit obligation                                                       $  69           $  71
   Service cost                                                                                   3               3
   Interest cost                                                                                  4               5
   Plan participants' contributions                                                               2               2
   Actuarial gain                                                                              (12)             (6)
   Benefits paid                                                                                (4)             (6)
------------------------------------------------------------------------------------------------------------------------------------
   End of year benefit obligation                                                                62              69
------------------------------------------------------------------------------------------------------------------------------------

Plan assets activity:
   Employer contributions                                                                         2               4
   Plan participants' contributions                                                               2               2
   Benefit payments                                                                             (4)             (6)
------------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                                  (62)            (69)
Unrecognized net gain                                                                          (21)            (15)
------------------------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligations included with other
   long-term liabilities                                                                     $ (83)          $ (84)
------------------------------------------------------------------------------------------------------------------------------------
Discount rates as of end of year                                                               7.5%       6.25-7.0%
------------------------------------------------------------------------------------------------------------------------------------


   For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for plans covering ASC retirees for 1999. For the full coverage plan, the rate was assumed to decrease to 6% for 2000 and remain at that level thereafter. For the ASC defined dollar plan, no future increases in the subsidy level were assumed. Annual rates of increases in health care costs are not applicable in the calculation of the Albertson's benefit obligation because Albertson's contribution is a fixed amount per participant.

   With the exception of the plans covering ASC grandfathered retirees, all postretirement plans are contributory, with participants' contributions adjusted annually. The accounting for the health care plans anticipates that the Company will not increase its contribution for health care benefits for non-grandfathered retirees in future years.

   Since the subsidy levels for the Albertson's and the ASC defined dollar plans are fixed and the proportion of grandfathered ASC retirees is small, a health care cost trend increase or decrease has no material impact on the accumulated postretirement benefit obligation or the postretirement benefit expense.

   Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured for certain of its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. Following is a summary of the obligation for postemployment benefits included in the Company's Consolidated Balance Sheets:

--------------------------------------------------------------------------------
                                                    February 3,     January 28,
                                                           2000            1999

--------------------------------------------------------------------------------
Included with salaries and related liabilities             $ 11             $ 7
Included with other long-term liabilities                    53              64
--------------------------------------------------------------------------------
                                                           $ 64            $ 71
--------------------------------------------------------------------------------

   The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $316 for 1999, $270 for 1998, and $288 for 1997.

Employment Contracts

During 1994 and 1995 ASC entered into Key Executive Agreements with 17 of ASC's key executive officers. Each agreement contained certain terms of employment and provided the officers with a special long-range payout. Under change of control provisions activated by the Merger, the executives became fully vested in the benefits which have been fully accrued for as part of the severance costs as discussed in the Merger, Divestitures and Related Costs Note.

Leases

   The Company leases a portion of its real estate. The typical lease period is 20 to 30 years and most leases contain renewal options. Exercise of such options is dependent on the level of business conducted at the location. In addition, the Company leases certain equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for trucks. Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Following is an analysis of the Company's assets under capitalized leases:

------------------------------------------------------------------------------
                                      February 3,     January 28,
                                             2000            1999
------------------------------------------------------------------------------
Real estate and equipment                   $ 328           $ 350
Accumulated amortization                    (160)           (170)
------------------------------------------------------------------------------
                                            $ 168           $ 180
------------------------------------------------------------------------------


   Future minimum lease payments for noncancelable operating leases which exclude the amortization of acquisition-related fair value adjustments, related subleases and capital leases at February 3, 2000, were as follows:

------------------------------------------------------------------------------------------
                                                Operating                        Capital
                                                   Leases      Subleases          Leases
------------------------------------------------------------------------------------------
2000                                                $ 307         $ (60)            $ 42
2001                                                  292           (66)              39
2002                                                  272           (61)              30
2003                                                  254           (36)              28
2004                                                  243           (17)              27
Remainder                                           2,059          (122)             295
------------------------------------------------------------------------------------------
Total minimum obligations (receivables)           $ 3,427        $ (362)             461
------------------------------------------------------------------------------------------
Interest                                                                           (255)
------------------------------------------------------------------------------------------
Present value of net minimum obligations                                             206
Current portion                                                                     (19)
------------------------------------------------------------------------------------------
Long-term obligations at February 3, 2000                                          $ 187
------------------------------------------------------------------------------------------


   The Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures and dispositions. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements.

   Rent  expense  under  operating   leases,   excluding  the   amortization  of
acquisition-related fair value adjustments of $14 in 1999, 1998 and 1997, was as follows:

--------------------------------------------------------------------------------
                                          1999           1998            1997
--------------------------------------------------------------------------------
Minimum rent                             $ 330          $ 309           $ 288
Contingent rent                             29             25              26
--------------------------------------------------------------------------------
                                           359            334             314
Sublease rent                             (58)           (60)            (48)
--------------------------------------------------------------------------------
                                         $ 301          $ 274           $ 266
--------------------------------------------------------------------------------


Financial Instruments

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

   The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term debt and commercial paper borrowings approximate their carrying amounts. Substantially all of the fair values were estimated using quoted market prices. The estimated fair values and carrying amounts of outstanding debt (excluding commercial paper) were as follows:

--------------------------------------------------------------------------------
                                      February 3,     January 28,
                                             2000            1999
--------------------------------------------------------------------------------
Fair value                                $ 3,718         $ 3,956
Carrying amount                             3,800           3,628


Environmental

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and ground water contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an ongoing program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition of the Company. Charges against earnings for environmental remediation were not material in 1999, 1998 or 1997.

Legal Proceedings

An agreement in principle has been reached to settle eight purported multi-state cases combined in the United States District Court in Boise, Idaho, which raise various issues including "off the clock" work allegations. The proposed settlement is subject to court approval. Under the proposed settlement agreement, current and former employees who met eligibility criteria may present their claims to a settlement administrator. While the Company cannot specify the exact number of individuals who are likely to submit claims and the exact amount of their claims, the $37 pre-tax ($22 after tax) one-time charge recorded by the Company in 1999 is the Company's current estimate of the total monetary liability, including attorney fees, for all eight cases.

   The Company is also involved in routine litigation incidental to operations. The Company utilizes various methods of alternative dispute resolution, including settlement discussions, to manage the costs and uncertainties inherent in the litigation process. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial condition.

Segment Information

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company has analyzed the reporting requirements of the new standard and has determined that its operations are within a single operating segment.

Recent Accounting Standard

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard, as amended by SFAS No. 137, is effective for the Company's 2001 fiscal year. The Company has not yet completed its evaluation of this standard or its impact on the Company's accounting and reporting requirements.

Responsibility for Financial Reporting

The management of Albertson's, Inc., is responsible for the preparation and integrity of the consolidated financial statements of the Company. The accompanying consolidated financial statements have been prepared by the management of the Company, in accordance with accounting principles generally accepted in the United States of America, using management's best estimates and judgment where necessary. Financial information appearing throughout this Annual Report is consistent with that in the consolidated financial statements.

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

   Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America to independently assess the fair presentation of the Company's financial position, results of operations and cash flows.

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

         /s/ Gary G. Michael                      /s/ A. Craig Olson
         -------------------------                ----------------------------
         Gary G. Michael                          A. Craig Olson
         Chairman of the Board and                Executive Vice President and
         Chief Executive Officer                  Chief Financial Officer

Independent Auditors' Report

The Board of Directors and Stockholders of Albertson's, Inc.:

We have audited the accompanying consolidated balance sheets of Albertson's, Inc., and subsidiaries as of February 3, 2000 and January 28, 1999, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Albertson's, Inc. and American Stores Company, which has been accounted for as a pooling of interests as described in the Basis of Presentation Note to the consolidated financial statements. We did not audit the balance sheet of American Stores Company as of January 28, 1999, or the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended January 28, 1999, which statements reflect total assets of approximately $8.9 billion as of January 28, 1999, and net earnings of approximately $234 million and $280 million for the years ended January 28, 1999 and January 29, 1998, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for American Stores Company for 1998 and 1997, is based solely on the report of such other auditors.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Albertson's, Inc., and subsidiaries at February 3, 2000 and January 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2000, in conformity with accounting principles generally accepted in the United States of America.

         /s/ Deloitte & Touche LLP
         -------------------------
         Deloitte & Touche LLP
         Boise, Idaho
         March 24, 2000

Independent Auditors' Report

Shareholders and Board of Directors of American Stores Company

We have audited the accompanying consolidated balance sheet of American Stores Company and subsidiaries as of January 30, 1999 and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended January 30, 1999 and January 31, 1998 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at January 30, 1999 and the consolidated results of their operations and their cash flows for the years ended January 30, 1999 and January 31, 1998 in conformity with accounting principles generally accepted in the United States.

         /s/ Ernst & Young LLP
         ---------------------
         Ernst & Young LLP
         Salt Lake City, Utah
         March 17, 1999

Five-Year Summary of Selected Financial Data

------------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions, except                 53 weeks        52 weeks       52 weeks       52 weeks        52 weeks
 per share data)                          February 3,     January 28,    January 29,    January 30,     February 1,
                                                 2000            1999           1998           1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Operating Results:

Sales                                        $ 37,478        $ 35,872       $ 33,828       $ 32,455        $ 30,894
Earnings before extraordinary item                427             801            797            781             782
Extraordinary item                               (23)
Net earnings                                      404             801            797            781             782
Net earnings as a percent to sales              1.08%           2.23%          2.36%          2.41%           2.53%

Common Stock Data:

Earnings per share before extraordinary item:
   Basic                                       $ 1.01          $ 1.91         $ 1.89         $ 1.79          $ 1.78
   Diluted                                       1.00            1.90           1.88           1.79            1.78
Extraordinary item:
   Basic                                       (0.05)
   Diluted                                     (0.05)
Earnings per share:
   Basic                                         0.96            1.91           1.89           1.79            1.78
   Diluted                                       0.95            1.90           1.88           1.79            1.78

Cash dividends per share:
   Albertson's, Inc.                             0.72            0.68           0.64           0.60            0.52
   American Stores Company Equivalent            0.14            0.57           0.56           0.51            0.44

Financial Position:

Total assets                                 $ 15,701        $ 15,131       $ 13,767       $ 12,608        $ 11,511
Long-term debt and capitalized
   lease obligations                            4,992           5,108          4,333          3,665           2,837

Other Year End Statistics:

Number of stores                                2,492           2,564          2,435          2,355           2,261


   All fiscal years consist of 52 weeks, except for 1999 which is a 53-week year, and fiscal 1995 which included 52 weeks of operations for Albertson's and 53 weeks of operations for ASC.

   1999 operating results included pre-tax merger-related costs of $683 ($529 after tax or $1.25 per share), and a pre-tax charge of $37 ($22 after tax or $0.05 per share) for a litigation settlement. Merger-related costs included severance, the write-down of assets to net realizable value, transaction and financing costs, integration costs and stock option charges.

   During 1999 American Stores Company paid only one quarterly dividend due to the consummation of the Merger.

   1998 operating results included a pre-tax merger-related stock option charge of $195 ($132 after tax or $0.31 per share) related to the exercisability of 6 million equivalent limited stock appreciation rights due to the approval by ASC's stockholders of the Merger Agreement and a $24 pre-tax charge ($16 after tax or $0.04 per share) related to management's decision to close 16 underperforming stores.

   1997 operating results included pre-tax charges of $34 related to the sale of stock by a major stockholder and pre-tax charges of $13 related to the sale of a division of ASC's communications subsidiary (total of $41 after tax or $0.10 per share).

   1996 operating results included pre-tax charges of $100 ($60 after tax or $0.14 per share) primarily related to ASC's re-engineering activities.

Quarterly Financial Data

------------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions,
except per share data - unaudited)              First          Second          Third         Fourth            Year
------------------------------------------------------------------------------------------------------------------------------------
1999

Sales                                         $ 9,215         $ 9,381        $ 8,983        $ 9,899        $ 37,478
Gross profit                                    2,503           2,555          2,465          2,791          10,314
Operating profit (loss)                           473            (75)            301            541           1,240
Net earnings (loss)                               238           (228)            130            264             404
Earnings (loss) per share:
   Basic                                         0.57          (0.54)           0.31           0.62            0.96
   Diluted                                       0.56          (0.54)           0.31           0.62            0.95
------------------------------------------------------------------------------------------------------------------------------------

1998

Sales                                         $ 8,721         $ 8,945        $ 8,838        $ 9,368        $ 35,872
Gross profit                                    2,298           2,395          2,412          2,611           9,716
Operating profit                                  365             443            448            395           1,651
Net earnings                                      176             217            219            189             801
Earnings per share:
   Basic                                         0.42            0.52           0.52           0.45            1.91
   Diluted                                       0.42            0.52           0.52           0.45            1.90
------------------------------------------------------------------------------------------------------------------------------------

   During 1999 all four quarters` operating results were affected by pre-tax merger-related costs totaling $683 ($529 after tax). Merger-related costs included severance, the write-down of assets to net realizable value, transaction and financing costs, integration costs and stock option charges. The third quarter included a pre-tax one-time charge of $37 ($22 after tax) for a litigation settlement. The following table reflects the net earnings (loss) and earnings per share (EPS) effect of these items.

------------------------------------------------------------------------------------------------------------------------------------
                          First              Second              Third              Fourth             Annual
                      Net        EPS     Net        EPS      Net        EPS      Net        EPS      Net        EPS
                 Earnings     Effect    Loss     Effect     Loss     Effect     Loss     Effect     Loss     Effect
------------------------------------------------------------------------------------------------------------------------------------
Merger-
   related costs     $ 15     $ 0.03 $ (464)   $ (1.10)   $ (34)   $ (0.08)   $ (46)   $ (0.11)  $ (529)   $ (1.25)
Litigation
   settlement                                               (22)     (0.05)                         (22)     (0.05)

   Fourth quarter 1998 operating results included a pre-tax merger-related stock option charge of $195 ($132 after tax or $0.31 per share) related to the exercisability of 6 million equivalent limited stock appreciation rights due to the approval by ASC's stockholders of the Merger Agreement. A $24 pre-tax charge ($16 after tax or $0.04 per share) was recorded in fiscal 1998 related to management's decision to close 16 underperforming stores. An initial pre-tax charge of $29 ($18 after tax or $0.04 per share) was recorded in the first quarter and a pre-tax adjustment of $5 ($3 after tax or $0.01 per share) of income was recorded in the fourth quarter.

   The Company estimates the quarterly LIFO reserves, which cannot be accurately determined until year end. The LIFO method of valuing inventories (decreased) increased net earnings and EPS as follows:

------------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands
except per share data -Unaudited)               First          Second          Third         Fourth            Year
------------------------------------------------------------------------------------------------------------------------------------
1999

Net earnings                                $ (5,400)       $ (5,400)      $ (5,400)      $ (1,772)      $ (17,972)
Basic and diluted EPS                          (0.01)          (0.01)         (0.01)         (0.01)          (0.04)
------------------------------------------------------------------------------------------------------------------------------------
1998

Net earnings                                $ (7,846)       $ (4,935)      $ (6,159)      $   9,185      $  (9,755)
Basic and diluted EPS                          (0.02)          (0.01)         (0.01)           0.02          (0.02)

Due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly EPS does not equal the annual EPS.

Company Stock Information

The Company's stock is traded on the New York and Pacific stock exchanges under the symbol ABS. The high and low stock prices by quarter were as follows:

                 First                Second                 Third                Fourth                 Year
            High        Low       High        Low       High        Low       High        Low       High        Low
------------------------------------------------------------------------------------------------------------------------------------
1999    61 15/16    49 1/16   56 15/16    48 9/16     52 1/4         37    38 5/16         29   61 15/16         29
1998    54 15/16    46 5/16   53 11/16         44     58 1/8     44 1/2     67 1/8     53 3/8     67 1/8         44
1997          37     30 1/2   38 11/16     31 7/8     37 3/4     32 3/4     48 5/8    36 5/16     48 5/8     30 1/2


Cash dividends declared per share were:

                                                First          Second          Third         Fourth            Year
------------------------------------------------------------------------------------------------------------------------------------
1999                                           $ 0.18          $ 0.18         $ 0.18         $ 0.18          $ 0.72
1998                                             0.17            0.17           0.17           0.17            0.68
1997                                             0.16            0.16           0.16           0.16            0.64

In March 2000 the Board of Directors increased the regular quarterly cash dividend 5.6% to $0.19 per share from $0.18 per share, for an annual rate of $0.76 per share. The new quarterly rate will be paid on May 10, 2000, to stockholders of record on April 14, 2000.