Form 10-K, Exhibit 13
period 2001-02-01
ALBERTSONS INC /DE/
filed 2001-04-19
CIK 3333

Exhibit 13



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(dollars in millions, except per share data)

Business Combinations

On June 23, 1999, Albertson's, Inc. ("Albertson's" or the "Company") and American Stores Company ("ASC") consummated a merger with the issuance of 177 million shares of Albertson's common stock (the "Merger"). The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present, as a single interest, two or more common stockholders' interests that were previously independent; accordingly, these consolidated financial statements restate the historical financial statements as though the companies had always been combined. The restated consolidated financial statements are adjusted to conform accounting policies and financial statement presentations.
     The following table compares amounts previously reported by Albertson's and ASC prior to the Merger transaction and the combined amounts for fiscal 1998:

                                           Albertson's                        ASC                   Combined

Net revenues                                  $ 16,005                   $ 19,867                   $ 35,872
Net earnings                                       567                        234                        801



     In connection with the Merger, the Company entered into agreements with the Attorneys General of California, Nevada and New Mexico and the Federal Trade Commission, under which the Company was required to divest 145 stores to enable the Merger to proceed under applicable antitrust, competition and trade regulation law. The divested stores had sales of $2,300 in fiscal 1998. Subsequent growth comparisons were affected by these divestitures.
     During 1998 the Company acquired the stock of three separate operating companies representing 64 retail food and drug stores in transactions accounted for using the purchase method of accounting. In accordance with an agreement with the Federal Trade Commission, nine acquired stores and six previously owned stores were divested. Reported results include these operations from the date of consummation of the acquisition.



                                                          1    Albertson's, Inc.

Results of Operations

Sales for 2000 were $36,762 compared to $37,478 in 1999 (a 53-week year) and $35,872 in 1998. The following table sets forth certain income statement components expressed as a percent to sales, and the year-to-year percentage changes in the amounts of such components:



                                                                      Percent To Sales                Percentage Change
------------------------------------------------------------------------------------------------------------------------
                                                              2000          1999        1998        2000        1999
                                                                                                    vs. 1999    vs. 1998
------------------------------------------------------------------------------------------------------------------------
Sales                                                       100.00        100.00      100.00        (1.9)        4.5
Gross profit                                                 28.36         27.52       27.08         1.1         6.2
Selling, general and administrative expenses                 23.77         23.06       21.87         1.1        10.1
Merger-related and exit costs                                 0.07          1.06        0.54        n.m.        n.m.
Litigation settlement                                                       0.10                    n.m.        n.m.
Impairment - store closures                                                             0.07                    n.m.
Operating profit                                              4.52          3.31        4.60        34.0       (24.9)
Interest expense, net                                         1.05          0.94        0.94         9.2         4.6
Earnings before income taxes and
  extraordinary item                                          3.46          2.40        3.73        41.6       (32.8)
Net earnings                                                  2.08          1.08        2.23        89.2       (49.5)



n.m. - not meaningful



     Sales for 2000 increased 3.8% when compared on a 52-week basis to the prior year and excluding sales from divested stores from both years. Increases in sales are primarily attributable to the continued development of new stores and identical and comparable store sales increases. During 2000 the Company opened or acquired 91 stores, remodeled 114 stores and closed or sold 71 stores. Net retail square footage increased by 2.5% during 2000. During 1999, net retail square footage decreased by 1.7%. The 1999 decrease includes the effect of required divestitures, which reduced square footage by 6.1 million square feet or 6.2% from 1998. Identical store sales, stores that have been in operation for two full fiscal years, increased 0.3% in 2000 and 1.7% in 1999. Comparable store sales, which include replacement stores, increased 0.6% in 2000 and 2.1% in 1999. Identical and comparable store sales continued to increase through higher average ticket sales per customer. Management estimates that there was overall deflation in products the Company sells of approximately 0.4% in 2000, overall inflation of 0.2% in 1999 and overall deflation of 0.1% in 1998.
     In addition to store development, the Company has increased sales through its continued implementation of best practices across the Company and its investment in programs designed to provide solutions to customer needs. These programs include the Front End Manager program; the "Quick Fixin' Ideas" home meal solutions process; special destination categories; and increased emphasis on training programs utilizing Computer Guided Training. To provide additional solutions to customer needs, in 1999 the Company added new gourmet-quality bakery products and organic grocery and produce items. Other solutions include neighborhood marketing, targeted advertising and exciting new and remodeled stores.
     Gross profit, as a percent to sales, increased primarily as a result of improved sales mix of partially prepared, value-added products. Gross profit improvements were also realized through the continued utilization of Company distribution facilities and increased buying efficiencies. The merger has created buying synergies and margin improvements from the implementation of best practices across the Company. The pre-tax LIFO adjustment, as a percent to sales, increased gross margin by $23 (0.06%) in 2000 and reduced gross margin by $30 (0.08%) in 1999 and $16 (0.04%) in 1998. The increase in 2000 is due to deflation and lower inventory levels.
     Selling, general and administrative expenses as a percent to sales increased in 2000, primarily due to increased salary and related benefit costs resulting from the Company's initiatives to increase sales, increased depreciation expense associated with the Company's expansion program and larger losses from asset impairment and disposition. The increase in 1999 over 1998 was primarily due to integration costs associated with the Merger, including activities associated with the banner change in California, Nevada and New Mexico.



2    Albertson's, Inc.

Results of operations for year ended February 1, 2001, include $151 of merger-related costs ($93 after tax) and the results of operations for year ended February 3, 2000, included $683 of merger-related costs ($529 after tax). The following table presents the pre-tax costs incurred by category of expenditure and merger-related accruals included in the Company's Consolidated Balance Sheets:

                                                      Exit      Merger       Extraordinary         Period
                                                     Costs      Charge                Loss          Costs       Total
---------------------------------------------------------------------------------------------------------------------

Severance costs                                      $  99        $  8                                $ 9       $ 116
Write-down of assets to net realizable value           239                                             12         251
Transaction and financing costs                                                       $ 31             71         102
Integration costs                                                    3                                164         167
Stock option charge                                                 47                                             47
---------------------------------------------------------------------------------------------------------------------
   Total costs                                         338          58                  31            256         683
Cash expenditures                                      (75)         (8)                (31)          (252)       (366)
Write-down of assets to net realizable value          (237)                                                      (237)
Stock option charge                                                (47)                                           (47)
---------------------------------------------------------------------------------------------------------------------
Merger-related accruals at February 3, 2000             26           3                                  4          33


Severance costs                                         11                                              7          18
Write-down of assets to net realizable value            13                                             23          36
Integration costs                                                                                      97          97
---------------------------------------------------------------------------------------------------------------------
  Total costs                                           24                                            127         151
Cash expenditures                                      (30)         (2)                              (107)       (139)
Write-down of assets to net realizable value           (13)                                           (19)        (32)
---------------------------------------------------------------------------------------------------------------------
Merger-related accruals at February 1, 2001          $   7        $  1                                $ 5        $ 13
=====================================================================================================================

     Severance costs consist of obligations to employees who were terminated or were notified of termination under a plan authorized by senior management. Total merger-related terminations were 663 employees as of February 1, 2001, and no further terminations are expected under this plan.
     The write-down of assets to net realizable value includes the expected loss on disposal of stores required to be divested and duplicate and abandoned facilities, including administrative offices, intangibles and information technology equipment which were abandoned by the Company or are being held for sale. The estimated fair value of assets held for sale has been determined using negotiated sales prices or independent appraisals.
     Transaction and financing costs consist primarily of professional fees paid for investment banking, legal, accounting, printing and regulatory filing fees. Financing costs also include the extraordinary loss on extinguishment of debt.
     Integration costs consist primarily of incremental transition and integration costs associated with integrating the operations of Albertson's and ASC and are being expensed as incurred. These include such costs as advertising, labor associated with systems conversions and training and relocation costs.
     The Company's stock option award plans contain provisions for automatic vesting upon a change of control. Under ASC plans, option holders had the right (limited stock appreciation right or LSAR), during an exercise period of up to 60 days after the occurrence of a change of control (but prior to consummation of the Merger), to elect to surrender all or part of their options in exchange for shares of Albertson's common stock having a value equal to the excess of the change of control price over the exercise price. Certain stock option plans of ASC defined change of control as the date of stockholder approval of the Merger. Approval of the Merger Agreement on November 12, 1998, by ASC's stockholders accelerated the vesting of 6.4 million equivalent stock options granted under pre-1997 ASC plans and permitted the holders of these options to exercise LSARs. The exercisability of the 6.4 million LSARs resulted in the Company recognizing a pre-tax $195 merger-related stock option charge during 1998.



                                                          3    Albertson's, Inc.

     In the first quarter of 1999, a market price adjustment of $29 was recorded as a reduction of pre-tax merger-related costs to reflect a decline in the relevant stock price at the end of the first fiscal quarter relative to LSARs. The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated and resulted in no further adjustments. Upon Merger consummation, the change of control price was $53.77 per share, resulting in the issuance of approximately 1.7 million Albertson's shares.
     LSARs relating to approximately 4.0 million equivalent stock options became exercisable upon regulatory approval of the Merger, which resulted in recognition of an additional pre-tax charge of $76 in the second quarter of fiscal 1999. This charge was based upon a change of control price of $56.96 per share, which included an adjustment factor for the early termination of the LSAR feature. A total of 0.8 million Albertson's shares were issued in satisfaction of those options for which the LSAR feature was elected and the remaining options were converted into options to acquire approximately 1.2 million Albertson's shares.
     The Company recorded a $20 pre-tax one-time charge to earnings during first quarter of 2000 and included it in selling, general and administrative expenses to reflect liabilities related to certain previously assigned leases and subleases to tenants who are in bankruptcy.
     The Company recorded a $37 pre-tax one-time charge to earnings during the third quarter of 1999 resulting from an agreement reached to settle eight multi-state cases combined in the United States District Court in Boise, Idaho, which raised various issues including "off-the-clock" work allegations. Under the agreement, current and former employees who meet eligibility criteria may present their claims to a settlement administrator. While the Company cannot specify the exact number of individuals who are likely to submit claims and the exact amount of their claims, the one-time charge is the Company's current estimate of the total monetary liability, including attorney fees, for all eight cases.
     The Company recorded an impairment charge to earnings during 1998 related to management's decision to close 16 underperforming stores in eight states. The $24 pre-tax charge included impaired real estate and equipment, as well as the present value of remaining liabilities under leases, net of expected sublease recoveries.
     The Company's effective income tax rate from continuing operations for 2000 was 40.0%, as compared to 52.5% for 1999 and 40.2% for 1998. The increase for 1999 is primarily due to the non-deductible portion of merger-related costs.
     Due to the significance of the merger-related costs and other one-time expenses and their effect on operating results, the following table is presented to assist in the comparison of income statement components without these costs and expenses:

                                     52 Weeks Ended                             53 Weeks Ended           52 Weeks Ended
                                    February 1, 2001                           February 3, 2000         January 28, 1999
-------------------------------------------------------------------------------------------------------------------------
                        As  Reported    One-Time         W/O One-Time            W/O One-Time             W/O One-Time
-------------------------------------------------------------------------------------------------------------------------

Sales                        $36,762                 $36,762      100.00%     $37,478     100.00%      $35,872     100.00%
Cost of sales                 26,336     $ (37)       26,299       71.54       27,122      72.37        26,156      72.92
-------------------------------------------------------------------------------------------------------------------------
Gross profit                  10,426        37        10,463       28.46       10,356      27.63         9,716      27.08

Selling, general and
  administrative
  expenses                     8,740      (110)        8,630       23.47        8,427      22.49         7,845      21.87
Merger-related
  and exit costs                  24       (24)
-------------------------------------------------------------------------------------------------------------------------
Operating profit               1,662       171         1,833        4.99        1,929       5.15         1,871       5.22
Interest expense, net           (385)                   (385)      (1.05)        (352)     (0.94)         (337)     (0.94)
Other (expense) income,
  net                             (3)                     (3)      (0.01)          12       0.03            24       0.07
-------------------------------------------------------------------------------------------------------------------------
Earnings before
  income taxes                 1,274       171         1,445        3.93        1,589       4.24         1,558       4.34
Income taxes                     509        66           575        1.56          634       1.69           609       1.70
-------------------------------------------------------------------------------------------------------------------------

Net earnings                 $   765     $ 105       $   870        2.37%     $   955       2.55%      $   949       2.65%
=========================================================================================================================



4   Albertson's, Inc.

     The costs of integrating the two companies have resulted in significant non-recurring charges and incremental expenses. These costs had a significant effect on both 2000 and 1999 results of operations of the Company. Non-recurring charges and expenses of implementing integration actions were originally estimated to total $700 after income tax benefits. On an after-tax basis, and subsequent to the first quarter 1999, the Company has incurred $638 of merger-related costs and does not expect to exceed its original estimate.

Liquidity and Capital Resources

Cash provided by operating activities during 2000 was $1,780, compared to $1,418 in 1999 and $1,441 in 1998. Cash provided by operating activities in fiscal 2000 was primarily impacted by higher earnings when compared to fiscal 1999. Also, driving the change is the decrease in inventories offset by the decrease in other current liabilities, mostly tax related. Cash provided by operating activities during 1999 was negatively impacted by $230 for merger-related after-tax expenditures (the offsetting proceeds from divestitures is included with cash flow from investing activities). These expenditures include severance, transaction, financing and integration costs. In addition, for fiscal 1999 a combination of increased inventories and the reduction of accounts payable leverage negatively impacted cash provided from operating activities. During 2000 the Company implemented several initiatives designed to enhance working capital, which include reducing inventory levels and increasing accounts payable leverage. The Company intends to continue these initiatives, which are expected to reduce the cash requirements of the business.
     The Company's financing activities for 2000 included net new borrowings of $340 and dividend payments of $315 (which represents 36.3% of 2000 net earnings without merger-related costs and one-time expenses). The Company also purchased and retired 18.7 million shares of its common stock at a total cost of $451. The Board of Directors at its March 2001 meeting maintained the regular quarterly cash dividend of $0.19 per share, for an annual rate of $0.76 per share.
     The Company utilizes its commercial paper and bank line programs primarily to supplement cash requirements for seasonal fluctuations in working capital and to fund its capital expenditure program. Accordingly, commercial paper and bank line borrowings will fluctuate between reporting periods. The Company had $1,128 of commercial paper borrowings outstanding at February 1, 2001, as compared to $1,628 outstanding as of February 3, 2000.
     In support of the Company's commercial paper program, the Company had two credit facilities totaling $1,900 during fiscal 2000. One agreement for $950 expired in March 2001 and was replaced by a $700 364-day credit agreement. A second agreement for $950 expires in March 2005. At the expiration of the 364-day credit agreement and upon due notice, the Company may extend the term for an additional 364-day period if the lenders holding at least 75% of the commitments agree. The 364-day agreement also contains an option which would allow the Company, upon due notice, to convert any outstanding amounts at the expiration date to term loans. The agreements contain certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $2,100. In addition the Company executed a $200 forward underwriting agreement in December 2000 to support the commercial paper program. This agreement expired in March 2001. The Company also has an uncommitted bank line of credit totaling $25. The entire amount under the bank line was outstanding as of February 1, 2001. No borrowings were outstanding under the credit facilities (including the forward underwriting agreement) as of February 1, 2001, and February 3, 2000.
     Following the Merger, the Company consolidated several of the commercial paper, bank lines and other financing arrangements. The consolidation of debt included the repayment of ASC debt containing change of control provisions and the tender for, or open market purchases of, certain higher coupon debt. At the effective date of the Merger, approximately $900 of ASC's debt became due or callable by the creditors due to change of control provisions, of which approximately $700 was repaid, and a $200 term loan was amended to waive the change of control provision.
     Albertson's filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective in February 2001 (the "2001 Registration Statement"), to authorize the issuance of up to $3,000 in debt securities. The Company intends to use the net proceeds of any securities sold pursuant to the 2001 Registration Statement for retirement of debt and general corporate purposes, including the potential purchase of outstanding shares of Albertson's common stock.



                                                          5    Albertson's, Inc.

     Albertson's filed a shelf registration statement with the SEC, which became effective in February 1999 (the "1999 Registration Statement"), to authorize issuance of up to $2,500 in debt securities.
     In January 2001 the Company issued $700 of term notes under the 1999 Registration Statement. The notes consist of $700 of principal bearing interest at 7.5% due February 15, 2011. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.
     In May 2000 the Company issued $500 of term notes under the 1999 Registration Statement. The notes are composed of $275 of principal bearing interest at 8.35% due May 1, 2010, and $225 of principal bearing interest at 8.7% due May 1, 2030. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.
     In July 1999 the Company issued $1,300 of term notes under the 1999 Registration Statement. The notes are composed of $300 of principal bearing interest at 6.55% due August 1, 2004; $350 of principal bearing interest at 6.95% due August 1, 2009; and $650 of principal bearing interest at 7.45% due August 1, 2029. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.
     During 1998 Albertson's issued a total of $317 in medium-term notes under a shelf registration statement filed with the SEC in December 1997. Proceeds from this issuance were used to reduce borrowings under Albertson's commercial paper program.
     On March 19, 1998, ASC issued $45 of 6.5% notes due March 20, 2008, under an outstanding Series B Medium-Term Note Program. On March 30, 1998, ASC issued an additional $100 of 7.1% notes due March 20, 2028, under the same program. Proceeds were used to refinance short-term debt and for general corporate purposes.
     The Board of Directors adopted a program on April 25, 2000, authorizing, but not requiring, the Company to purchase and retire up to $500 of the Company's common stock. This program was increased by an additional $1,000 by the Board of Directors on December 6, 2000, for a total of $1,500. The revised program enables the Company to purchase stock from April 25, 2000, through December 6, 2001. During fiscal 2000 the Company purchased and retired 18.7 million shares at a total cost of $451 or an average price of $24.15 per share.
     The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash flows from operations and available borrowings are sufficient for the future operating and capital needs of the Company.
     The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:



                                                                            February 1,   February 3,
                                                                                   2001          2000
-----------------------------------------------------------------------------------------------------
Long-term debt and capitalized lease obligations to capital (1)                   51.1%         46.7%
Long-term debt and capitalized lease obligations to total assets                  37.0          31.7

(1) Capital includes long-term debt, capitalized lease obligations and stockholders' equity



     The Company continues to retain ownership of real estate when possible. As of February 1, 2001, the Company held title to the land and buildings of 40% of the Company's stores and held title to the buildings on leased land of an additional 7% of the Company's stores. The Company also holds title to the land and buildings of most of its administrative offices and distribution facilities.



6    Albertson's, Inc.

     The Company is committed to keeping its stores up to date. In the last three years, the Company has opened or remodeled 727 stores representing 32% of the Company's retail square footage as of February 1, 2001. The following summary of historical capital expenditures includes capital leases, stores acquired in business and asset acquisitions, assets acquired with related debt and the estimated fair value of property financed by operating leases:


                                                                        2000           1999           1998
----------------------------------------------------------------------------------------------------------

New and acquired stores                                               $1,066         $1,126         $1,146
Remodels                                                                 423            296            299
Retail replacement equipment, technology and other                       170            248            289
Distribution facilities and equipment                                    174            198            139
----------------------------------------------------------------------------------------------------------

Total capital expenditures                                             1,833          1,868          1,873
Estimated fair value of property financed by operating leases             99            230            224
----------------------------------------------------------------------------------------------------------
                                                                      $1,932         $2,098         $2,097
==========================================================================================================



     The Company's strong financial position provides the flexibility for the Company to grow through its store development program and future acquisitions.

Recent Accounting Standard

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 2000. This new standard as amended establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 effective February 2, 2001. The Company has completed its evaluation of this standard and its impact on the Company's accounting and reporting requirements and management does not expect the adoption of this statement to have a significant impact on the financial position, results of operations or cash flows of the Company.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks that are inherent in the Company's financial instruments, which arise from transactions entered into in the normal course of business. From time to time, the Company enters into derivative transactions. The objective of these derivative transactions is to reduce the Company's exposure to changes in interest rates, and each transaction is evaluated periodically by the Company for changes in market value and counterparty credit exposure.
     The Company is subject to interest rate risk on its fixed interest rate debt obligations. Commercial paper borrowings do not give rise to significant interest rate risk because these borrowings have maturities of less than three months. Generally, the fair value of debt with a fixed interest rate will increase as interest rates fall, and the fair value will decrease as interest rates rise. The Company manages its exposure to interest rate risk by utilizing a combination of fixed rate borrowings and commercial paper borrowings.
     During 1997 ASC entered into a $300 five-year LIBOR basket swap. The LIBOR basket swap agreement diversified the indices used to determine the interest rate on a portion of ASC's variable rate debt by providing for payments based on an average of foreign LIBOR indices which reset every three months, and also provided for a maximum interest rate of 8.0%. The Company recognized no income or expense in 1998 or 1997 related to this swap. During 1999 ASC terminated the LIBOR basket swap and recognized a loss of $1.
     There have been no material changes in the primary risk exposures or management of the risks since the prior year. The Company expects to continue to manage risks in accordance with the current policy.



                                                          7    Albertson's, Inc.

     The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates:

                                                                                  There-                  Fair
                                 2001      2002      2003      2004      2005      after      Total      Value
--------------------------------------------------------------------------------------------------------------

Debt obligations
  (excluding commercial
    paper and bank line):
  Fixed rate                     $ 62     $ 104     $ 104     $ 504     $ 203     $3,647     $4,624     $4,470

  Weighted average
    interest rate                 6.6%     10.4%      7.3%      6.6%      7.4%       7.5%       7.4%


Environmental

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and groundwater contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an ongoing program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition of the Company. Charges against earnings for environmental remediation were not material in 2000, 1999 or 1998.

Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as integration of the operations of acquired or merged companies, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, contain forward-looking information. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived using numerous assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.
     Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in consumer spending, competitive factors and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), labor negotiations, the cost and stability of power sources, the Company's ability to recruit and develop employees, its ability to develop new stores or complete remodels as rapidly as planned, its ability to implement new technology successfully, stability of product costs and the Company's ability to integrate the operations of acquired or merged companies.
     Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.



8    Albertson's, Inc.

CONSOLIDATED EARNINGS


                                                                                 52 weeks          53 weeks         52 weeks
                                                                              February 1,       February 3,      January 28,
(in millions, except per share data)                                                 2001              2000             1999
----------------------------------------------------------------------------------------------------------------------------
Sales                                                                             $36,762           $37,478          $35,872
Cost of sales                                                                      26,336            27,164           26,156
----------------------------------------------------------------------------------------------------------------------------

Gross profit                                                                       10,426            10,314            9,716
Selling, general and administrative expenses                                        8,740             8,641            7,846
Merger-related and exit costs                                                          24               396              195
Litigation settlement                                                                                    37
Impairment - store closures                                                                                               24
----------------------------------------------------------------------------------------------------------------------------

Operating profit                                                                    1,662             1,240            1,651
Other (expense) income:
  Interest, net                                                                      (385)             (353)            (337)
  Other, net                                                                           (3)               12               24
----------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes and extraordinary item                                 1,274               899            1,338
Income taxes                                                                          509               472              537
----------------------------------------------------------------------------------------------------------------------------

Earnings before extraordinary item                                                    765               427              801
Extraordinary loss on extinguishment of debt, net of tax benefit of $7                                  (23)
----------------------------------------------------------------------------------------------------------------------------

Net Earnings                                                                        $ 765             $ 404            $ 801
============================================================================================================================

Basic Earnings Per Share:
  Earnings before extraordinary item                                               $ 1.83            $ 1.01           $ 1.91
  Extraordinary item                                                                                   (.05)
----------------------------------------------------------------------------------------------------------------------------

  Net Earnings                                                                     $ 1.83            $ 0.96           $ 1.91
============================================================================================================================

Diluted Earnings Per Share:
  Earnings before extraordinary item                                               $ 1.83            $ 1.00           $ 1.90
  Extraordinary item                                                                                   (.05)
----------------------------------------------------------------------------------------------------------------------------

  Net Earnings                                                                     $ 1.83            $ 0.95           $ 1.90
============================================================================================================================

Weighted Average Common Shares Outstanding:
  Basic                                                                               418               422              419
  Diluted                                                                             418               423              422









See Notes to Consolidated Financial Statements

                                                          9    Albertson's, Inc.

CONSOLIDATED BALANCE SHEETS

                                                                                    February 1,           February 3,
(in millions, except per share data)                                                       2001                  2000
---------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
  Cash and cash equivalents                                                             $    57               $   245
  Accounts and notes receivable, net                                                        547                   581
  Inventories                                                                             3,364                 3,481
  Prepaid expenses                                                                          155                   155
  Property held for sale                                                                     71                   100
  Refundable income taxes                                                                    36
  Deferred income taxes                                                                      70                    29
---------------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                                  4,300                 4,591
Land, Buildings and Equipment, net                                                        9,622                 8,911
Goodwill and Intangibles, net                                                             1,705                 1,761
Other Assets                                                                                451                   456
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                            $16,078               $15,719
=====================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                                                                      $ 2,163               $ 2,176
  Salaries and related liabilities                                                          561                   555
  Taxes other than income taxes                                                             141                   172
  Income taxes                                                                                                     82
  Self-insurance                                                                            218                   187
  Unearned income                                                                           112                   110
  Merger-related reserves                                                                    13                    33
  Current portion of capitalized lease obligations                                           20                    19
  Current maturities of long-term debt                                                       62                   620
  Other                                                                                     105                   115
---------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                             3,395                 4,069
Long-Term Debt                                                                            5,715                 4,803
Capitalized Lease Obligations                                                               227                   187
Self-Insurance                                                                              216                   222
Deferred Income Taxes                                                                       116                    52
Other Long-Term Liabilities and Deferred Credits                                            715                   684
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock - $1.00 par value; authorized - 10 shares;
    designated - 3 shares of Series A Junior Participating; issued - none
  Common stock - $1.00 par value; authorized - 1,200 shares;
    issued - 405 shares and 424 shares, respectively                                        405                   424
  Capital in excess of par                                                                   48                   145
  Retained earnings                                                                       5,241                 5,133
---------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                                           5,694                 5,702
---------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                              $16,078               $15,719
=====================================================================================================================

See Notes to Consolidated Financial Statements

10    Albertson's, Inc.

CONSOLIDATED CASH FLOWS

                                                                                  52 weeks        53 weeks        52 weeks
                                                                               February 1,     February 3,     January 28,
(in millions)                                                                         2001            2000            1999
--------------------------------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:
Net earnings                                                                       $   765         $   404         $   801
Adjustments to reconcile net earnings to
net cash provided by operating activities:
  Depreciation and amortization                                                        944             853             803
  Goodwill amortization                                                                 57              58              58
  Noncash merger-related charges                                                        21             272             195
  Impairment - store closures                                                                                           24
  Net gain on asset sales                                                               (4)             (2)            (14)
  Net deferred income taxes                                                             11             (53)            (72)
  Decrease (increase) in cash surrender value of Company-owned life insurance            4             (12)            (23)
  Changes in operating assets and liabilities, net of business acquisitions:
    Receivables and prepaid expenses                                                    (4)             46             (86)
    Inventories                                                                        118            (233)           (156)
    Accounts payable                                                                   (12)             (9)              7
    Other current liabilities                                                         (175)            108              54
    Self-insurance                                                                      25             (79)           (134)
    Unearned income                                                                     19              76             (16)
    Other long-term liabilities                                                         11             (11)
--------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                      1,780           1,418           1,441
--------------------------------------------------------------------------------------------------------------------------

Cash Flows From Investing Activities:
  Capital expenditures                                                              (1,771)         (1,837)         (1,627)
  Proceeds from disposal of land, buildings and equipment                              189              83             162
  Proceeds from divestitures and duplicate assets                                                      393
  Business acquisitions, net of cash acquired                                                                         (260)
  Decrease (increase) in other assets                                                   33            (122)            (90)
--------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                           (1,549)         (1,483)         (1,815)
--------------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities:
  Proceeds from long-term borrowings                                                 1,232           1,841             462
  Payments on long-term borrowings                                                    (417)           (970)           (213)
  Net commercial paper activity and bank borrowings                                   (475)           (430)            300
  Proceeds from stock options exercised                                                  7              32              66
  Cash dividends paid                                                                 (315)           (265)           (263)
  Tax payments for options exercised                                                                   (14)
  Stock purchases and retirements                                                     (451)                            (18)
--------------------------------------------------------------------------------------------------------------------------
    Net cash (used in) provided by financing activities                               (419)            194             334
--------------------------------------------------------------------------------------------------------------------------

Net (Decrease) Increase in Cash and Cash Equivalents                                  (188)            129             (40)
==========================================================================================================================

Cash and Cash Equivalents at Beginning of Year                                         245             116             156
==========================================================================================================================

Cash and Cash Equivalents at End of Year                                           $    57         $   245         $   116
==========================================================================================================================


See Notes to Consolidated Financial Statements

                                                         11    Albertson's, Inc.

CONSOLIDATED STOCKHOLDERS' EQUITY

                                                        Common Stock    Capital In Excess       Retained     Treasury
(dollars in millions)                                $1.00 Par Value         of Par Value       Earnings        Stock        Total
----------------------------------------------------------------------------------------------------------------------------------

Balance at January 29, 1998                                    $ 435                $ 384        $ 4,502       $ (580)     $ 4,741
Net earnings                                                                                         801                       801
Issuance of 1,989,505 shares of stock for
  stock options, awards and
  Employee Stock Purchase Plan (ESPP)                                                 (11)                         63           52
Merger-related stock option charge                                                    195                                      195
Exercise of stock options, including tax benefits                                      13                                       13
Treasury stock purchases and retirements                                               (6)           (10)          (2)         (18)
Stock purchase incentive plan                                                           1                                        1
Shares related to directors' stock
  compensation plan - 12,633 shares                                                     3                                        3
Dividends                                                                                           (266)                     (266)
----------------------------------------------------------------------------------------------------------------------------------

Balance at January 28, 1999                                      435                  579          5,027         (519)       5,522
Net earnings                                                                                         404                       404
Issuance of 131,099 shares of stock for
  stock options and awards                                                             (1)                          4            3
Merger-related stock option charge                                                     47                                       47
Exercise of stock options, including tax benefits                  1                   30                                       31
Treasury and fractional share retirements                        (14)                (496)                        510
Shares issued for limited stock
  appreciation rights                                              2                  (16)                                     (14)
Stock purchase incentive plan                                                           2                           5            7
Dividends                                                                                           (298)                     (298)
----------------------------------------------------------------------------------------------------------------------------------

Balance at February 3, 2000                                      424                  145          5,133                     5,702
Net earnings                                                                                         765                       765
Deferred tax adjustment related to stock options                                      (12)                                     (12)
Exercise of stock options, including tax benefits                                       6                                        6
Stock purchases and retirements - 18,659,200 shares              (19)                 (92)          (340)                     (451)
Deferred stock unit plan                                                                1                                        1
Dividends                                                                                           (317)                     (317)
----------------------------------------------------------------------------------------------------------------------------------

Balance at February 1, 2001                                    $ 405                 $ 48        $ 5,241                   $ 5,694
==================================================================================================================================






See Notes to Consolidated Financial Statements

12    Albertson's, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions, except per share data)

Basis of Presentation

On June 23, 1999, Albertson's, Inc. ("Albertson's" or the "Company") and American Stores Company ("ASC") consummated a merger, with the issuance of 177 million shares of Albertson's common stock (the "Merger"). The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests for accounting and financial reporting purposes. The pooling of interests method of accounting is intended to present, as a single interest, two or more common stockholders' interests that were previously independent; accordingly, these consolidated financial statements restate the historical financial statements as though the companies had always been combined. The restated consolidated financial statements are adjusted to conform accounting policies and financial statement presentations. There were no material conforming adjustments.

The Company

The Company is incorporated under the laws of the State of Delaware and is the successor to a business founded by J.A. Albertson in 1939. Based on sales, the Company is one of the largest retail food and drug chains in the United States.
     As of February 1, 2001, the Company operated 2,512 stores in 36 Western, Midwestern, Eastern and Southern states. Retail operations are supported by 19 major Company distribution operations, strategically located in the Company's operating markets.

Summary of Significant Accounting Policies

FISCAL YEAR END   The Company's fiscal year is generally 52 weeks and
periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31 (the Saturday nearest to January 31 for ASC during fiscal year 1998). During fiscal 1999, ASC's fiscal year was converted from a Saturday year end to a Thursday year end. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.

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

CAPITALIZATION, DEPRECIATION AND AMORTIZATION   Land, buildings and equipment
are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: buildings and improvements-10 to 35 years; fixtures and equipment-3 to 10 years; software-3 to 5 years; leasehold improvements-10 to 25 years; intangibles-3 to 10 years; and capitalized leases-20 to 30 years.
     The costs of major remodeling and improvements on leased stores are capitalized as leasehold improvements. Leasehold improvements are amortized on the straight-line method over the shorter of the life of the applicable lease or the useful life of the asset. Assets under capital leases are recorded at the lower of the fair market value of the asset or the present value of future minimum lease payments. These leases are amortized on the straight-line method over their primary term.
     Beneficial lease rights and lease liabilities are recorded on purchased leases based on differences between contractual rents under the respective lease agreements and prevailing market rents at the date of the acquisition of the lease. Beneficial lease rights and lease liabilities are amortized over the lease term using the straight-line method.

GOODWILL - Goodwill resulting from business acquisitions represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method. Goodwill is principally from the acquisition of Lucky Stores, Inc. in 1988. Accumulated amortization amounted to $660 and $603 in 2000 and 1999, respectively.



                                                         13    Albertson's, Inc.

IMPAIRMENT OF LONG-LIVED ASSETS   The Company reviews and evaluates long-lived
assets for impairment when events or circumstances indicate costs may not be recoverable. The net book value of long-lived assets is compared to expected undiscounted future cash flows. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

SELF-INSURANCE   The Company is partially self-insured for property loss,
workers' compensation and general liability costs. For ASC, beginning in fiscal 1998 through first quarter 2000, insurance was purchased for workers' compensation, general liability and automotive liability coverage. Self-insurance liabilities are determined actuarially based on claims filed and estimates for claims incurred but not reported. The majority of these liabilities are not discounted.

REVENUE RECOGNITION   Revenue is recognized at the point of sale for retail
sales. Vendor allowances and credits that relate to the Company's buying and merchandising activity are recognized as earned.

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

ADVERTISING   Advertising costs incurred to produce media advertising for major new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Cooperative advertising income from vendors is recorded in the period in which the related expense is incurred. Gross advertising expenses of $550, $654 and $631, excluding cooperative advertising income from vendors, were included with cost of sales in the Company's Consolidated Earnings for 2000, 1999 and 1998, respectively.

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

COMPANY-OWNED LIFE INSURANCE   The Company has purchased life insurance policies
to cover its obligations under certain deferred compensation plans for officers, key employees and directors. Cash surrender values of these policies are adjusted for fluctuations in the market value of underlying investments. The cash surrender value is adjusted each reporting period and any gain or loss is included with other income (expense) in the Company's Consolidated Earnings.

INCOME TAXES   The Company provides for deferred income taxes resulting from temporary differences in reporting certain income and expense items for income tax and financial accounting purposes. The major temporary differences and their net effect are shown in the "Income Taxes" note. Amortization of goodwill is generally not deductible for purposes of calculating income tax provisions.

EARNINGS PER SHARE (EPS)   Basic EPS is computed by dividing consolidated net
earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist primarily of outstanding options under the Company's stock option plans. Outstanding options excluded in 2000 and 1999 (option price exceeded the average market price during the period) amounted to 16.6 million shares and 3.5 million shares, respectively. There were no outstanding options excluded from the computation of potential common shares in 1998. In connection with the Merger, certain options of ASC were exchanged for shares of Albertson's based on the fair value of the options, including contractual rights. For purposes of the EPS calculation, all shares and potential common shares of ASC were converted at the 0.63 to 1 exchange ratio.

COMPREHENSIVE INCOME   The Company has no items of other comprehensive income in
any period presented. Therefore, net earnings as presented in the Company's Consolidated Earnings equals comprehensive income.



14    Albertson's, Inc.

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


Merger, Divestitures and Related Costs

The following table compares amounts previously reported by Albertson's and ASC prior to the Merger transaction and the combined amounts for fiscal 1998:

                                                Albertson's                          ASC                     Combined

Net revenues                                       $ 16,005                     $ 19,867                     $ 35,872
Net earnings                                            567                          234                          801

     In connection with the Merger, the Company entered into agreements with the Attorneys General of California, Nevada and New Mexico and the Federal Trade Commission. Under these agreements, the Company was required to divest 145 stores to enable the Merger to proceed under applicable antitrust, competition and trade regulation law. The stores divested had sales of $2,300 in fiscal 1998.
     Results of operations for year ended February 1, 2001, included $151 of merger-related costs ($93 after tax) and the results of operations for year ended February 3, 2000, included $683 of merger-related costs ($529 after tax). The following table presents the pre-tax costs incurred by category of expenditure and merger-related accruals included in the Company's Consolidated Balance Sheets:

                                                          Exit       Merger   Extraordinary       Period
                                                         Costs       Charge            Loss        Costs        Total
---------------------------------------------------------------------------------------------------------------------
Severance costs                                          $  99         $  8                        $   9        $ 116
Write-down of assets to net realizable value               239                                        12          251
Transaction and financing costs                                                         $31           71          102
Integration costs                                                         3                          164          167
Stock option charge                                                      47                                        47
---------------------------------------------------------------------------------------------------------------------
   Total costs                                             338           58              31          256          683
Cash expenditures                                          (75)          (8)            (31)        (252)        (366)
Write-down of assets to net realizable value              (237)                                                  (237)
Stock option charge                                                     (47)                                      (47)
---------------------------------------------------------------------------------------------------------------------
Merger-related accruals at February 3, 2000                 26            3                            4           33
---------------------------------------------------------------------------------------------------------------------

Severance costs                                             11                                         7           18
Write-down of assets to net realizable value                13                                        23           36
Integration costs                                                                                     97           97
---------------------------------------------------------------------------------------------------------------------
  Total costs                                               24                                       127          151
Cash expenditures                                          (30)          (2)                        (107)        (139)
Write-down of assets to net realizable value               (13)                                      (19)         (32)
---------------------------------------------------------------------------------------------------------------------
Merger-related accruals at February 1, 2001              $   7         $  1                        $   5        $  13
=====================================================================================================================



                                                         15    Albertson's, Inc.

     Severance costs consist of obligations to employees who were terminated or were notified of termination under a plan authorized by senior management. Total merger-related terminations were 663 employees as of February 1, 2001, and no further terminations are expected under this plan.
     The write-down of assets to net realizable value includes the expected loss on disposal of stores required to be divested and duplicate and abandoned facilities, including administrative offices, intangibles and information technology equipment which were abandoned by the Company or are being held for sale. The estimated fair value of assets held for sale has been determined using negotiated sales prices or independent appraisals.
     Transaction and financing costs consist primarily of professional fees paid for investment banking, legal, accounting, printing and regulatory filing fees. Financing costs also include the extraordinary loss on extinguishment of debt.
     Integration costs consist primarily of incremental transition and integration costs associated with integrating the operations of Albertson's and ASC and are being expensed as incurred. These include such costs as advertising, labor associated with systems conversions and training and relocation costs.
     As discussed in the "Stock Options and Stock Awards" note, the Company recorded net pre-tax charges through the first two quarters of 1999 of $47 related to limited stock appreciation rights (LSARs). The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated.
     The costs of integrating the two companies have resulted in significant non-recurring charges and incremental expenses. These costs had a significant effect on both 2000 and 1999 results of operations of the Company. Non-recurring charges and expenses of implementing integration actions were originally estimated to total $700 after income tax benefits. On an after-tax basis, and subsequent to first quarter 1999, the Company has incurred $638 of merger-related costs and does not expect to exceed its original estimate.

Supplemental Cash Flow Information

Selected cash payments and noncash activities were as follows:

                                                                             2000         1999         1998
-----------------------------------------------------------------------------------------------------------
Cash payments for income taxes                                              $ 549        $ 520        $ 589
Cash payments for interest, net of amounts capitalized                        373          413          331
Noncash investing and financing activities:
  Tax benefits related to stock options                                         1           11           10
  Capitalized lease obligations incurred                                       62           24           25
  Capitalized lease obligations terminated                                      6           14            6
  Liabilities assumed in connection with asset acquisitions                                  7            2
  Deferred tax adjustment - related to stock options                           12


Business Acquisitions

During 1998 the Company acquired 64 stores in three separate stock purchase acquisitions and 15 stores in an asset acquisition transaction. In connection with one of the stock purchase acquisitions, the Company agreed with the Federal Trade Commission to divest nine of the acquired stores and six previously owned stores. These four acquisition transactions had a combined purchase price of $302.
     The above acquisitions were accounted for using the purchase method of accounting. The results of operations of the acquired businesses have been included in the consolidated financial statements from their date of acquisition. Pro forma results of operations have not been presented due to the immaterial effects of these acquisitions on the Company's consolidated operations. For these acquisitions, the excess of the purchase price over the fair market value of net assets acquired, of $151, was allocated to goodwill which is being amortized over 40 years.



16    Albertson's, Inc.

Accounts and Notes Receivable

Accounts and notes receivable consist of the following:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Trade and other accounts receivable                                                     $ 578          $ 597
Current portion of notes receivable                                                         7             15
Allowance for doubtful accounts                                                           (38)           (31)
------------------------------------------------------------------------------------------------------------
                                                                                        $ 547          $ 581
============================================================================================================


Inventories

Approximately 97% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $591 and $614 higher at the end of 2000 and 1999, respectively. Net earnings (basic and diluted earnings per share) would have been lower by $14 ($0.03) in 2000, higher by $18 ($0.04) in 1999, and higher by $10 ($0.02) in 1998. The replacement cost of inventories valued at LIFO approximates FIFO cost.
     During 2000, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2000 purchases, the effect of which decreased cost of goods sold by approximately $26 and increased net income by approximately $15 or $0.04 per share.


Land, Buildings and Equipment, net

Land, buildings and equipment, net, consist of the following:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Land                                                                                  $ 2,224        $ 1,999
Buildings                                                                               5,504          4,908
Fixtures and equipment                                                                  5,558          5,309
Leasehold improvements                                                                  1,648          1,504
Capitalized leases                                                                        314            275
------------------------------------------------------------------------------------------------------------
                                                                                       15,248         13,995

Accumulated depreciation and amortization                                              (5,626)        (5,084)
------------------------------------------------------------------------------------------------------------
                                                                                      $ 9,622        $ 8,911
============================================================================================================



                                                         17    Albertson's, Inc.

Indebtedness

Long-term debt consists of the following (borrowings are unsecured unless indicated):

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Commercial paper and bank lines of credit                                             $ 1,153        $ 1,628
7.5% Notes due February 15, 2011                                                          700
8.35% Notes due May 1, 2010                                                               275
8.7% Debentures due May 1, 2030                                                           225
7.45% Debentures due August 1, 2029                                                       650            650
6.95% Notes due August 1, 2009                                                            350            350
6.55% Notes due August 1, 2004                                                            300            300
Medium-term notes, due 2013 through 2028, average interest rate of 6.5%                   317            317
Medium-term notes, due 2007 through 2027, average interest rate of 6.8%                   200            200
7.75% Debentures due June 2026                                                            200            200
6.375% Notes due June 2000                                                                               200
Medium-term notes due 2000, average interest rate of 6.1%                                                 90
7.5% Debentures due 2037                                                                  200            200
8.0% Debentures due 2026                                                                  272            272
7.9% Debentures due 2017                                                                   95             95
7.4% Notes due 2005                                                                       200            200
Medium-term notes, due 2000 through 2028, average interest rate of 7.0%                   245            295
9.125% Notes due 2002                                                                      80             80
Notes due 2004, average interest rate of 6.5%                                             200            200
Industrial revenue bonds, average interest rate of 6.1%                                    11             14
Secured mortgage notes and other notes payable, average interest rates of
  9.4%  and 8.3%, respectively                                                            104            132
------------------------------------------------------------------------------------------------------------
                                                                                        5,777          5,423

Current maturities                                                                        (62)          (620)
------------------------------------------------------------------------------------------------------------
                                                                                      $ 5,715        $ 4,803
============================================================================================================


     Interest rates on the outstanding commercial paper borrowings as of February 1, 2001, ranged from 6.2% to 8.0% with an effective weighted average rate of 7.3%. The Company has established the necessary credit facilities, through its revolving credit agreements, to refinance the commercial paper and bank line borrowings on a long-term basis. These borrowings have been classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis.
     Following the Merger the Company consolidated several of the commercial paper, bank lines and other financing arrangements. The consolidation of debt included the repayment of outstanding amounts under ASC's revolving credit facilities and other debt containing change of control provisions and the tender for, or open market purchases of, certain higher coupon debt. As a result, the following debt was extinguished during 1999:

                                                          Triggering Factor              Amount Extinguished

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



18    Albertson's, Inc.

     In July 1999 the Company issued $500 million of floating rate notes under the commercial paper program with interest based on LIBOR commercial paper rates that reset monthly. These notes were paid in full during July 2000.
     Effective March 2000 the Company entered into two new revolving credit agreements for $1,900. One agreement for $950 expired in March 2001 and was replaced by a $700 364-day credit agreement. A second agreement for $950 expires in March 2005. At the expiration of the 364-day credit agreement and upon due notice, the Company may extend the term for an additional 364-day period if lenders holding at least 75% of commitments agree. The 364-day agreement also contains an option which would allow the Company, upon due notice, to convert any outstanding amounts at the expiration date to term loans. The agreements contain certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $2,100. In addition, the Company executed a $200 forward underwriting agreement in December 2000 to support the commercial paper program. This agreement expired in March 2001. No borrowings were outstanding under the credit facilities (including the forward underwriting agreement) as of February 1, 2001.
     During fiscal 2000 the Company had an uncommitted bank line of credit totaling $25. The entire amount under the bank line was outstanding as of February 1, 2001.
     Albertson's filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective in February 1999 (the "1999 Registration Statement"), to authorize the issuance of up to $2,500 in debt securities.
     In January 2001 the Company issued the remaining $700 of term notes under the 1999 Registration Statement. The $700 principal bears interest at 7.5% and matures February 15, 2011. Proceeds were used primarily to reduce borrowings under the Company's commercial paper program.
     In May 2000 the Company issued $500 of term notes under the 1999 Registration Statement. The notes are composed of $275 of principal bearing interest at 8.35% due May 1, 2010, and $225 of principal bearing interest at 8.7% due May 1, 2030. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.
     In July 1999 the Company issued $1,300 of term notes under the 1999 Registration Statement. The notes are composed of $300 of principal bearing interest at 6.55% due August 1, 2004; $350 of principal bearing interest at 6.95% due August 1, 2009; and $650 of principal bearing interest at 7.45% due August 1, 2029. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.
     In July 1999 the Company negotiated an amendment to a $200 term loan agreement between ASC and a group of commercial banks. The amended loans carry interest based upon a pricing schedule (which averages 6.45%) dependent upon the Company's long-term debt rating, and mature July 3, 2004.
     During 1998 Albertson's issued a total of $317 in medium-term notes under a $500 shelf registration statement filed with the SEC in December 1997. The remaining authorization of $183 under the 1997 shelf registration statement was rolled into the 1999 Registration Statement. Proceeds were used to reduce borrowings under the Company's commercial paper program.
     On March 19, 1998, ASC issued $45 of 6.5% notes due March 20, 2008, under an outstanding Series B Medium-term Note Program. On March 30, 1998, ASC issued an additional $100 of 7.1% notes due March 20, 2028, under the same program. Proceeds were used to refinance short-term debt and for general corporate purposes.
     The Company has pledged real estate with a cost of $161 as collateral for mortgage notes which are payable on various schedules, including interest at rates ranging from 6.8% to 16.5%. The notes mature from 2001 to 2019.
     Medium-term notes of $30 due July 2027 contain a put option which would require the Company to repay the notes in July 2007 if the holder of the note so elects by giving the Company a 60-day notice. Medium-term notes of $50 due April 2028 contain a put option which would require the Company to repay the notes in April 2008 if the holder of the note so elects by giving the Company a 60-day notice.
     The $200 of 7.5% debentures due 2037 contain a put option which will require the Company to repay the note in 2009 if the holder of the notes so elects by giving the Company a 60-day notice.
     Albertson's filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective on February 13, 2001 ("2001 Registration Statement") to authorize the issuance of up to $3,000 in debt securities. The Company will use the net proceeds of any securities sold pursuant to the 2001 Registration Statement for retirement of debt and general corporate purposes including the potential purchase of outstanding shares of Albertson's common stock. No amounts have been issued pursuant to this registration statement.



                                                         19    Albertson's, Inc.

     Net interest expense was as follows:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Debt                                                                         $ 366        $ 350        $ 322
Capitalized leases                                                              27           27           25
Capitalized interest                                                           (21)         (26)         (17)
------------------------------------------------------------------------------------------------------------

Interest expense                                                               372          351          330
Bank service charges, net of interest income                                    13            2            7
------------------------------------------------------------------------------------------------------------
                                                                             $ 385        $ 353        $ 337
============================================================================================================

     The scheduled aggregate maturities of debt outstanding at February 1, 2001, are summarized as follows: $62 in 2001, $104 in 2002, $104 in 2003, $504 in
2004, $203 in 2005 and $4,800 thereafter.


Capital Stock

On December 2, 1996, the Board of Directors adopted a stockholder rights plan, which was amended on August 2, 1998, and March 16, 1999, under which all stockholders receive one right for each share of common stock held. Each right will entitle the holder to purchase, under certain circumstances, one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "preferred stock") at a price of 160 dollars. Subject to certain exceptions, the rights will become exercisable for shares of preferred stock 10 business days (or such later date as may be determined by the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock.
     Under the plan, subject to certain exceptions, if any person or group as defined by the plan becomes the beneficial owner of 15% or more of the outstanding common stock or takes certain other actions, each right will then entitle its holder as defined by the plan, other than such person or group, upon payment of the 160 dollars exercise price, to purchase common stock (or, in certain circumstances, cash, property or other securities of the Company) with a value equal to twice the exercise price. The rights may be redeemed by the Board of Directors at a price of $0.001 per right under certain circumstances. The rights, which do not vote and are not entitled to dividends, will expire at the close of business on March 21, 2007, unless earlier redeemed or extended by the Board of Directors of the Company. In connection with the Merger, no person or group became the beneficial owner of 15% or more of the common stock.
     The Board of Directors adopted a program on March 2, 1998, which authorized the Company to purchase and retire up to 5 million shares of its common stock. On August 2, 1998, the Board of Directors rescinded the remaining authorization in connection with the Merger.
     The Board of Directors adopted a program on April 25, 2000, authorizing, but not requiring, the Company to purchase and retire up to $500 of the Company's common stock. This program was increased by an additional $1,000 by the Board of Directors on December 6, 2000, for a total of $1,500. The revised program enables the Company to purchase stock from April 25, 2000 through December 6, 2001. During fiscal 2000 the Company purchased and retired 18.7 million shares at a total cost of $451 or an average price of $24.15 per share.



20    Albertson's, Inc.

Income Taxes

Deferred tax assets and liabilities consist of the following:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Deferred tax assets (no valuation allowance considered necessary):
  Basis in fixed assets                                                                 $ 157          $ 123
  Self-insurance                                                                          162            174
  Compensation and benefits                                                               238            181
  Unearned income                                                                          22             36
  Other, net                                                                              128            140
------------------------------------------------------------------------------------------------------------
    Total deferred tax assets                                                             707            654
------------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
  Basis in fixed assets and capitalized leases                                           (584)          (515)
  Inventories                                                                            (104)          (105)
  Compensation and benefits                                                               (36)           (33)
  Other, net                                                                              (29)           (24)
------------------------------------------------------------------------------------------------------------
    Total deferred tax liabilities                                                       (753)          (677)
------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                                              $ (46)         $ (23)
============================================================================================================


     The change in the net deferred tax liability includes an adjustment related to stock options of $12.
     The Company has federal and state net operating loss carryforwards of $10 and $34, respectively, that will expire in years 2006 through 2021. Based on management's assessment, it is more likely than not that all of the deferred tax assets associated with the net operating loss carryforwards will be realized; therefore, no valuation allowance is considered necessary.
     Income tax expense on continuing operations consists of the following:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                    $458         $476         $537
   State                                                                        40           48           72
------------------------------------------------------------------------------------------------------------
                                                                               498          524          609

Deferred:
   Federal                                                                      10          (47)         (63)
   State                                                                         1           (5)          (9)
------------------------------------------------------------------------------------------------------------
                                                                                11          (52)         (72)
------------------------------------------------------------------------------------------------------------
                                                                              $509         $472         $537
============================================================================================================



                                                         21    Albertson's, Inc.

     The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows:

                                         2000      Percent        1999      Percent        1998      Percent
------------------------------------------------------------------------------------------------------------

Taxes computed at statutory rate         $446         35.0        $315         35.0        $468         35.0
State income taxes net of federal
  income tax benefit                       41          3.3          28          3.2          51          3.8
Goodwill amortization                      21          1.6          22          2.4          22          1.6
Merger-related charges                      2          0.2         115         12.8          15          1.1
Other                                      (1)        (0.1)         (8)        (0.9)        (19)        (1.3)
------------------------------------------------------------------------------------------------------------
                                         $509         40.0        $472         52.5        $537         40.2
============================================================================================================


Stock Options and Stock Awards

The Company's stock option plans provide for the grant of options to purchase shares of common stock and stock awards. At February 1, 2001, Albertson's had one stock option plan in effect under which grants could be made with respect to 30 million shares of the Company's common stock. Under this plan, approved by the stockholders in 1998, options may be granted to officers and key employees to purchase the Company's common stock. During 1999, the Company's stock option plan was amended to, among other things, include the grant of options and other awards to non-employee members of the Board of Directors. Generally, options are granted with an exercise price at not less than 100% of the closing market price on the date of the grant. The Company's options generally become exercisable in installments of 20% per year on each of the first through fifth anniversaries of the grant date and have a maximum term of 10 years. In connection with the Merger, all outstanding options under prior Albertson's and ASC plans became exercisable in accordance with the change of control provisions included in the stock option plans and all outstanding ASC options were converted into a right to acquire an equivalent number of Albertson's shares. No further options will be granted under ASC plans. Additionally, all restrictions lapsed with respect to all outstanding stock awards under the ASC stock award plans.

DEFERRED STOCK UNITS PLAN   The Board of Directors adopted a program effective
December 6, 2000, which authorized the award of 1,081,300 deferred stock units with dividend equivalents paid in cash quarterly under Albertson's, Inc. 1995 Amended and Restated Stock-Based Incentive Plan to key officers of the Company. Under this program, three-quarters of the units will be distributed in stock on December 5, 2003, if the officer is still employed by the Company on that date as an officer of the Company and one-quarter will be distributed in stock on December 5, 2003, if the preceding condition is met and the closing price of the Company's stock is at least $28.84 for at least 20 consecutive trading days at any time from December 6, 2000, through December 5, 2003. The Company is recognizing this expense over the three-year service period.

VARIABLE ACCOUNTING TREATMENT FOR OPTION PLANS   The Company's stock option
award plans contain provisions for automatic vesting upon a change of control. Under ASC plans, option holders had the right (limited stock appreciation right or LSAR), during an exercise period of up to 60 days after the occurrence of a change of control (but prior to consummation of the Merger), to elect to surrender all or part of their options in exchange for shares of Albertson's common stock having a value equal to the excess of the change of control price over the exercise price. Certain stock option plans of ASC defined change of control as the date of stockholder approval of the Merger. Approval of the Merger Agreement on November 12, 1998, by ASC's stockholders accelerated the vesting of 6.4 million equivalent stock options granted under pre-1997 ASC plans and permitted the holders of these options to exercise LSARs. The exercisability of the 6.4 million LSARs resulted in the Company recognizing a pre-tax $195 merger-related stock option charge during 1998.
     In the first quarter of 1999, a market price adjustment of $29 was recorded as a reduction of pre-tax merger-related costs to reflect a decline in the relevant stock price at the end of the first fiscal quarter relative to LSARs. The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated and resulted in no further adjustments. Upon Merger consummation, the change of control price was $53.77 per share, resulting in the issuance of approximately 1.7 million Albertson's shares.



22    Albertson's, Inc.

     LSARs relating to approximately 4.0 million equivalent stock options became exercisable upon regulatory approval of the Merger, which resulted in recognition of an additional pre-tax charge of $76 in the second quarter of fiscal 1999. This charge was based upon a change of control price of $56.96 per share, which included an adjustment factor for the early termination of the LSAR feature. A total of 0.8 million Albertson's shares were issued in satisfaction of those options for which the LSAR feature was elected and the remaining options were converted into options to acquire approximately 1.2 million Albertson's shares.

STOCK OPTIONS   A summary of shares reserved for outstanding options as of the fiscal year end, changes during the year and related weighted average exercise price is presented below (shares in thousands, all ASC amounts included based upon the conversion ratio of 0.63 to 1):



                                           February 1, 2001           February 3, 2000           January 28, 1999
                                         --------------------        -------------------       --------------------
                                         Shares         Price        Shares        Price       Shares         Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         18,015        $38.34         9,989       $35.01       16,527        $32.74
Granted                                   8,683         21.78        12,536        39.76          159         40.39
Exercised                                  (287)        21.54        (3,907)       33.00       (5,858)        29.16
Forfeited                                (1,121)        39.58          (603)       39.43         (839)        32.11
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               25,290        $32.79        18,015       $38.34        9,989        $35.01
===================================================================================================================

     As of February 1, 2001, there were 5.5 million shares of Company common stock reserved for the granting of additional options and deferred stock units.
     The following table summarizes options outstanding and options exercisable as of February 1, 2001, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                                                     Options Outstanding                    Options Exercisable
                                          -----------------------------------------      -------------------------
                                               Shares      Remaining                          Shares
Option Price per Share                    Outstanding           Life          Price      Exercisable         Price
------------------------------------------------------------------------------------------------------------------

$16.87 to $22.63                                8,849            9.6        $ 21.61              228       $ 18.50
 24.31 to  33.25                                8,067            7.9          30.27            2,792         29.83
 34.87 to  45.94                                3,130            5.8          40.14            3,130         40.14
 47.00 to  51.19                                5,244            8.4          51.15            1,101         51.01
------------------------------------------------------------------------------------------------------------------
$16.87 to $51.19                               25,290            8.4        $ 32.79            7,251       $ 37.14
==================================================================================================================

     The weighted average fair value at date of grant for Albertson's options granted during 2000 and 1999 was $7.30 and $10.42 per option, respectively. Pre-merger Albertson's grants per option were $17.14 for 1998. Pre-merger ASC grants per option were $11.86 for 1998. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                                 2000         1999               1998
                                                                                          ------------------
                                                                                            ABS          ASC
------------------------------------------------------------------------------------------------------------
Expected life (years)                                             3.0          3.0          8.0          6.5
Risk-free interest rate                                          5.46%        5.96%        5.74%        4.70%
Volatility                                                      54.83        37.03        26.70        21.20
Dividend yield                                                   3.49         1.81         1.48         1.80



                                                         23    Albertson's, Inc.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Net earnings:
   As reported                                                               $ 765        $ 404        $ 801
   Pro forma                                                                   738          375          914
Basic earnings per share:
   As reported                                                                1.83         0.96         1.91
   Pro forma                                                                  1.77         0.89         2.16
Diluted earnings per share:
   As reported                                                                1.83         0.95         1.90
   Pro forma                                                                  1.76         0.89         2.14

     The 2000 pro forma net income of $738 resulted from reported net income of $765, less the 2000 pro forma after-tax compensation expense of $27. The 1999 pro forma income of $375 resulted from net income of $404, less the 1999 pro forma after-tax compensation expense of $67 ($49 of which related to an adjustment for the acceleration of unamortized compensation expense for the stock options granted prior to 1999 which vested in connection with the Merger) and the elimination of net merger-related after-tax stock option charges of $38 included with as-reported net earnings. The 1998 pro forma net income of $914 resulted from reported net income of $801, less the 1998 pro forma after-tax compensation expense of $19 and the elimination of the merger-related after-tax stock option charge of $132 included with as reported net earnings. The pro forma effect on net earnings is not representative of the pro forma effect on net earnings in future years.

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



24    Albertson's, Inc.

     The Company sponsors a tax-deferred savings plan which is a salary deferral plan pursuant to Section 401(k) of the Internal Revenue Code. The plan covers employees meeting age and service eligibility requirements, except those represented by a labor union, unless the collective bargaining agreement provides for participation. In addition, the Company provides a matching contribution based on the amount of eligible compensation contributed by the employee.
     All Company contributions to ASRE and the Company sponsored 401(k) plan are made at the discretion of the Board of Directors. The total amount contributed by the Company is included with the ASRE defined contribution plan expense.
     The Company also sponsors an unfunded Executive Pension Makeup Plan and an Executive ASRE Makeup Plan. These plans are nonqualified and provide certain key employees retirement benefits which supplement those provided by the Company's other retirement plans.
     Net periodic benefit (income) expense for defined benefit plans is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. Assumptions used at the end of each year for the Company-sponsored defined benefit pension plans were as follows:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Weighted-average discount rate                                                7.15%        7.50%        6.25%
Annual salary increases                                                  3.70-4.50    4.35-4.50    4.50-4.95
Expected long-term rate of return on assets                                   9.50         9.50         9.50


     Net periodic benefit (income) expense for Company-sponsored defined benefit pension plans was as follows:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Service cost - benefits earned during the period                              $ 14         $ 45         $ 42
Interest cost on projected benefit obligations                                  32           34           30
Expected return on assets                                                      (55)         (49)         (42)
Amortization of prior service cost                                               5                         1
Recognized net actuarial (gain) loss                                            (4)           1            2
------------------------------------------------------------------------------------------------------------
                                                                              $ (8)        $ 31         $ 33
============================================================================================================

















                                                         25    Albertson's, Inc.

     The following table sets forth the funded status of the Company-sponsored defined benefit pension plans:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Change in projected benefit obligation:
  Beginning of year benefit obligation                                                  $ 423          $ 547
  Service cost                                                                             14             45
  Interest cost                                                                            32             34
  Actuarial loss (gain)                                                                    29           (105)
  Amendments                                                                               11            (88)
  Benefits paid                                                                           (14)           (10)
------------------------------------------------------------------------------------------------------------
  End of year benefit obligation                                                          495            423
------------------------------------------------------------------------------------------------------------
Change in plan assets:
  Plan assets at fair value at beginning of year                                          582            549
  Actual return on plan assets                                                            (32)            89
  Employer contributions (return)                                                           1            (46)
  Benefit payments                                                                        (14)           (10)
------------------------------------------------------------------------------------------------------------
  Plan assets at fair value at end of year                                                537            582
------------------------------------------------------------------------------------------------------------
Funded status                                                                              42            159
Unrecognized net loss (gain)                                                               19           (100)
Unrecognized prior service cost                                                           (79)           (85)
Additional minimum liability                                                               (1)
------------------------------------------------------------------------------------------------------------
Net accrued pension cost                                                                $ (19)         $ (26)
============================================================================================================

Prepaid pension cost included with other assets                                         $  16          $   8
Accrued pension cost included with other long-term liabilities                            (35)           (34)
------------------------------------------------------------------------------------------------------------
Net accrued pension cost                                                                $ (19)         $ (26)
============================================================================================================


     The following table summarizes the projected benefit obligation and the accumulated benefit obligation of the unfunded Executive Pension Makeup Plan:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Projected benefit obligation                                                             $ 18           $ 15
Accumulated benefit obligation                                                             16             13

     Assets of the two funded Company defined benefit pension plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $52 and $33 of the Company's common stock at February 1, 2001 and February 3, 2000, respectively), U.S. government obligations, corporate bonds, international equity funds, real estate and money market funds.



26    Albertson's, Inc.

     The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $58 for 2000, $98 for 1999 and $100 for 1998.
     Retirement plans expense was as follows:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Defined benefit pension plans                                                 $ (8)       $  31        $  33
ASRE defined contribution plan                                                 167          110           93
Multi-employer plans                                                            58           98          100
------------------------------------------------------------------------------------------------------------
                                                                              $217        $ 239        $ 226
============================================================================================================


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

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Service cost                                                                   $ 3          $ 3          $ 3
Interest cost                                                                    4            4            5
Amortization of unrecognized gain                                               (1)          (1)          (1)
------------------------------------------------------------------------------------------------------------
                                                                               $ 6          $ 6          $ 7
============================================================================================================


     The following table sets forth the funded status of the Company-sponsored postretirement health and life insurance benefit plans:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Change in accumulated benefit obligation:
  Beginning of year benefit obligation                                                  $  62          $  69
  Service cost                                                                              3              3
  Interest cost                                                                             4              4
  Plan participants' contributions                                                         10              9
  Actuarial loss (gain)                                                                     2            (12)
  Benefits paid                                                                           (15)           (11)
------------------------------------------------------------------------------------------------------------
  End of year benefit obligation                                                           66             62
------------------------------------------------------------------------------------------------------------

Plan assets activity:
  Employer contributions                                                                    5              2
  Plan participants' contributions                                                         10              9
  Benefit payments                                                                        (15)           (11)
------------------------------------------------------------------------------------------------------------
Funded status                                                                             (66)           (62)
Unrecognized net gain                                                                     (16)           (21)
------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligations included with other
  long-term liabilities                                                                 $ (82)         $ (83)
------------------------------------------------------------------------------------------------------------
Discount rates as of end of year                                                         7.15%          7.50%
============================================================================================================



                                                         27    Albertson's, Inc.

     For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for plans covering ASC retirees for 2000 and is expected to remain at that level thereafter. For the ASC defined dollar plan, no future increases in the subsidy level were assumed. Annual rates of increases in health care costs are not applicable in the calculation of the Albertson's benefit obligation because Albertson's contribution is a fixed amount per participant.
     With the exception of the plans covering ASC grandfathered retirees, all postretirement plans are contributory, with participants' contributions adjusted annually. The accounting for the health care plans anticipates that the Company will not increase its contribution for health care benefits for non-grandfathered retirees in future years.
     Since the subsidy levels for the Albertson's and the ASC defined dollar plans are fixed and the proportion of grandfathered ASC retirees is small, a health care cost trend increase or decrease has no material impact on the accumulated postretirement benefit obligation or the postretirement benefit expense.
     Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured for certain of its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement. Following is a summary of the obligation for postemployment benefits included in the Company's Consolidated Balance Sheets:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Included with salaries and related liabilities                                           $ 12           $ 11
Included with other long-term liabilities                                                  74             53
------------------------------------------------------------------------------------------------------------
                                                                                         $ 86           $ 64
============================================================================================================

     The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $286 for 2000, $316 for 1999, and $270 for 1998.


Employment Contract

In December 2000 the Company entered into a severance agreement with the current Chairman of the Board and Chief Executive Officer, under which he will receive a severance payment of $3 upon his retirement from the Company (expected to occur in June 2001). He has agreed not to become employed by a competitor of the Company during the two-year period following his retirement and to cooperate with the Company in connection with certain routine matters.


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

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Real estate and equipment                                                                $314           $275
Accumulated amortization                                                                 (132)          (132)
------------------------------------------------------------------------------------------------------------
                                                                                         $182           $143
============================================================================================================



28    Albertson's, Inc.

     Future minimum lease payments for noncancelable operating leases which exclude the amortization of acquisition-related fair value adjustments, related subleases and capital leases at February 1, 2001, were as follows:

                                                                         Operating                   Capital
                                                                            Leases    Subleases       Leases
------------------------------------------------------------------------------------------------------------

2001                                                                        $  318        $ (34)       $  46
2002                                                                           312          (33)          37
2003                                                                           295          (22)          34
2004                                                                           280          (15)          33
2005                                                                           254          (10)          31
Remainder                                                                    2,138          (43)         386
------------------------------------------------------------------------------------------------------------
Total minimum obligations (receivables)                                     $3,597        $(157)         567
===============================================================================================
Interest                                                                                                (320)
------------------------------------------------------------------------------------------------------------
Present value of net minimum obligations                                                                 247
Current portion                                                                                          (20)
------------------------------------------------------------------------------------------------------------
Long-term obligations at February 1, 2001                                                              $ 227
============================================================================================================


     The Company is contingently liable as a guarantor of certain leases that were assigned to third parties in connection with various store closures and dispositions. The Company believes the likelihood of a significant loss from these agreements is remote because of the wide dispersion among third parties and remedies available to the Company should the primary party fail to perform under the agreements.
     Rent expense under operating leases, excluding the amortization of acquisition-related fair value adjustments of $14 in 2000, 1999 and 1998, was as follows:

                                                                              2000         1999         1998
------------------------------------------------------------------------------------------------------------

Minimum rent                                                                 $ 369        $ 330        $ 309
Contingent rent                                                                 30           29           25
------------------------------------------------------------------------------------------------------------
                                                                               399          359          334
Sublease rent                                                                  (97)         (58)         (60)
------------------------------------------------------------------------------------------------------------
                                                                             $ 302        $ 301        $ 274
============================================================================================================


Financial Instruments

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash equivalents and receivables. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. Concentrations of credit risk with respect to receivables are limited due to their dispersion across various companies and geographies.
     The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable, short-term debt, commercial paper and bank line borrowings approximate their carrying amounts. Substantially all of the fair values were estimated using quoted market prices. The estimated fair values and carrying amounts of outstanding debt (excluding commercial paper and bank line borrowings) were as follows:

                                                                                  February 1,    February 3,
                                                                                         2001           2000
------------------------------------------------------------------------------------------------------------

Fair value                                                                             $4,470         $3,718
Carrying amount                                                                         4,624          3,800



                                                         29    Albertson's, Inc.

Environmental

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and ground water contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an ongoing program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition of the Company. Charges against earnings for environmental remediation were not material in 2000, 1999 or 1998.


Legal Proceedings

On August 23, 2000, a class action complaint was filed against Jewel Food Stores, Inc., an indirect wholly-owned subsidiary of the Company, in the Circuit Court of Cook County, Illinois (Maureen Baker, et al., v. Jewel Food Stores, Inc. and Dominick's Supermarkets, Inc., Case No. 00L 009664) alleging milk price fixing. The Company has strong defenses against this lawsuit, and is vigorously defending it. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect the ultimate resolution of this action to have a material adverse effect on the Company's financial condition.
     An agreement has been reached, and court approval granted, to settle eight purported multi-state cases combined in the United States District Court in Boise, Idaho, which raise various issues including "off the clock" work allegations. Under the settlement agreement, current and former employees who meet eligibility criteria are in the process of presenting their claims to a settlement administrator. While the Company cannot specify the exact amount of their claims, the $37 pre-tax ($22 after-tax) one-time charge recorded by the Company in 1999 is the Company's current estimate of the total monetary liability, including attorney fees, for all eight cases.
     The Company is also involved in routine litigation incidental to operations. The Company utilizes various methods of alternative dispute resolution, including settlement discussions, to manage the costs and uncertainties inherent in the litigation process. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company's financial condition.


Segment Information

In June 1997 the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company has analyzed the reporting requirements of the standard and has determined that its operations are within a single operating segment. All of the Company's operations are within the United States.

Recent Accounting Standard

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 2000. This new standard as amended establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company will adopt SFAS No. 133 effective February 2, 2001. The Company has completed its evaluation of this standard and its impact on the Company's accounting and reporting requirements and management does not expect the adoption of this statement to have a significant impact on the financial position, results of operations or cash flows of the Company.



30    Albertson's, Inc.

Independent Auditors' Report



Deloitte
& Touche



The Board of Directors and Stockholders of Albertson's, Inc.:



We have audited the accompanying consolidated balance sheets of Albertson's, Inc., and subsidiaries as of February 1, 2001 and February 3, 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended February 1, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Albertson's, Inc. and American Stores Company, which has been accounted for as a pooling of interests as described in the Basis of Presentation note to the consolidated financial statements. We did not audit the statements of earnings, stockholders' equity, and cash flows of American Stores Company for the year ended January 28, 1999, which statements reflect net earnings of approximately $234 million for the year ended January 28, 1999. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for American Stores Company for 1998, is based solely on the report of such other auditors.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Albertson's, Inc., and subsidiaries at February 1, 2001 and February 3, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2001, in conformity with accounting principles generally accepted in the United States of America.










         /s/  Deloitte & Touche LLP
         --------------------------
         Deloitte & Touche LLP
         Boise, Idaho
         March 19, 2001














                                                         31    Albertson's, Inc.

Independent Auditors' Report



Ernst & Young



Shareholders and Board of Directors of American Stores Company:



We have audited the accompanying consolidated statements of earnings, shareholders' equity and cash flows of American Stores Company and subsidiaries for the year ended January 30, 1999 (not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of American Stores Company and subsidiaries for the year ended January 30, 1999, in conformity with accounting principles generally accepted in the United States.










         /s/  Ernst & Young LLP
         ----------------------
         Ernst & Young LLP
         Salt Lake City, Utah
         March 17, 1999














32    Albertson's, Inc.

Responsibility for Financial Reporting

The management of Albertson's, Inc., is responsible for the preparation and integrity of the consolidated financial statements of the Company. The accompanying consolidated financial statements have been prepared by the management of the Company, in accordance with accounting principles generally accepted in the United States of America, using management's best estimates and judgment where necessary. Financial information appearing throughout this Annual Report is consistent with that in the consolidated financial statements.
     To help fulfill its responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in the Company's records. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed benefits expected to be derived from the system. The Company believes that its long-standing emphasis on the highest standards of conduct and ethics, set forth in comprehensive written policies, serves to reinforce its system of internal controls.
     Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America to independently assess the fair presentation of the Company's financial position, results of operations and cash flows.
     The Audit Committee of the Board of Directors, composed entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Audit Committee meets with internal and external auditors at least four times per year to review audit plans and audit results. This provides internal and external auditors direct access to the Board of Directors.
     Management recognizes its responsibility to conduct the business of Albertson's, Inc., in accordance with high ethical standards. This responsibility is reflected in key policy statements that, among other things, address potentially conflicting outside business interests of Company employees and specify proper conduct of business activities. Ongoing communications and review programs are designed to help ensure compliance with these policies.










         /s/  Gary G. Michael                      /s/  A. Craig Olson
         -------------------------                 ----------------------------
         Gary G. Michael                           A. Craig Olson
         Chairman of the Board and                 Executive Vice President and
         Chief Executive Officer                   Chief Financial Officer














                                                         33    Albertson's, Inc.

Five-Year Summary of Selected Financial Data

                                                     52 weeks       53 weeks      52 weeks      52 weeks       52 weeks
                                                  February 1,    February 3,   January 28,   January 29,    January 30,
(dollars in millions, except per share data)             2001           2000          1999          1998           1997
-----------------------------------------------------------------------------------------------------------------------

Operating Results:
Sales                                                 $36,762        $37,478       $35,872       $33,828        $32,455
Earnings before extraordinary item                        765            427           801           797            781
Extraordinary item                                                       (23)
Net earnings                                              765            404           801           797            781
Net earnings as a percent to sales                       2.08%          1.08%         2.23%         2.36%          2.41%


Common Stock Data:
Earnings per share before extraordinary item:
  Basic                                                 $1.83          $1.01         $1.91         $1.89          $1.79
  Diluted                                                1.83           1.00          1.90          1.88           1.79
Extraordinary item:
  Basic                                                                (0.05)
  Diluted                                                              (0.05)
Earnings per share:
  Basic                                                  1.83           0.96          1.91          1.89           1.79
  Diluted                                                1.83           0.95          1.90          1.88           1.79

Cash dividends per share:
   Albertson's, Inc.                                     0.76           0.72          0.68          0.64           0.60
   American Stores Company Equivalent                                   0.14          0.57          0.56           0.51

Financial Position:
Total assets                                          $16,078        $15,719       $15,131       $13,767        $12,608
Long-term debt and capitalized
  lease obligations                                     5,942          4,990         5,108         4,333          3,665

Other Year End Statistics:
Number of stores                                        2,512          2,492         2,564         2,435          2,355

     All fiscal years consist of 52 weeks, except for 1999 which is a 53-week year.
     2000 operating results included pre-tax merger-related costs of $151 ($93 after tax or $0.22 per share), and a pre-tax charge of $20 ($12 after tax or $0.03 per share) for an impairment - lease contingency. Merger-related costs included severance, the write-down of assets to net realizable value and integration costs.
     1999 operating results included pre-tax merger-related costs of $683 ($529 after tax or $1.25 per share), and a pre-tax charge of $37 ($22 after tax or $0.05 per share) for a litigation settlement. Merger-related costs included severance, the write-down of assets to net realizable value, transaction and financing costs, integration costs and stock option charges.
     During 1999 American Stores Company paid only one quarterly dividend due to the consummation of the Merger.
     1998 operating results included a pre-tax merger-related stock option charge of $195 ($132 after tax or $0.31 per share) related to the exercisability of 6 million equivalent limited stock appreciation rights due to the approval by ASC's stockholders of the Merger Agreement and a $24 pre-tax charge ($16 after tax or $0.04 per share) related to management's decision to close 16 underperforming stores.
     1997 operating results included pre-tax charges of $34 related to the sale of stock by a major stockholder and pre-tax charges of $13 related to the sale of a division of ASC's communications subsidiary (total of $41 after tax or $0.10 per share).
     1996 operating results included pre-tax charges of $100 ($60 after tax or $0.14 per share) primarily related to ASC's re-engineering activities.



34    Albertson's, Inc.

Quarterly Financial Data

                                                   First       Second        Third       Fourth         Year
------------------------------------------------------------------------------------------------------------

2000
Sales                                             $9,013       $9,214       $8,991       $9,544      $36,762
Gross profit                                       2,509        2,642        2,553        2,722       10,426
Operating profit                                     376          421          384          481        1,662
Net earnings                                         179          194          172          220          765
Earnings per share:
  Basic                                             0.42         0.46         0.41         0.54         1.83
  Diluted                                           0.42         0.46         0.41         0.54         1.83
------------------------------------------------------------------------------------------------------------
1999
Sales                                             $9,215       $9,381       $8,983       $9,899      $37,478
Gross profit                                       2,503        2,555        2,465        2,791       10,314
Operating profit (loss)                              473          (75)         301          541        1,240
Net earnings (loss)                                  238         (228)         130          264          404
Earnings (loss) per share:
  Basic                                             0.57        (0.54)        0.31         0.62         0.96
  Diluted                                           0.56        (0.54)        0.31         0.62         0.95
------------------------------------------------------------------------------------------------------------

     Fourth quarter of 1999 includes 14 weeks of operations. All other quarters include 13 weeks of operations.

     During 2000 and 1999 all four quarters' operating results were affected by pre-tax merger-related costs totaling $151 ($93 after tax) and $683 ($529 after tax), respectively. Merger-related costs included severance, the write-down of assets to net realizable value and integration costs. In addition, 1999 merger-related costs included transaction and financing costs and stock option charges. First quarter 2000 included a pre-tax one-time charge of $20 ($12 after tax) for an impairment - lease contingency. Third quarter 1999 included a pre-tax one-time charge of $37 ($22 after tax) for a litigation settlement. The following table reflects the net earnings (loss) and earnings per share (EPS) effect of these items.

                                       First                Second                Third               Fourth             Annual
                                   Net       EPS         Net      EPS         Net      EPS         Net      EPS       Net      EPS
                        Earnings (Loss)   Effect        Loss   Effect        Loss   Effect        Loss   Effect      Loss   Effect
----------------------------------------------------------------------------------------------------------------------------------

2000
Merger-related costs              $(35)   $(0.08)      $ (17)  $(0.04)       $(16)  $(0.04)       $(25)  $(0.06)    $ (93)  $(0.22)
Impairment -
  Lease contingency                (12)    (0.03)                                                                     (12)   (0.03)
----------------------------------------------------------------------------------------------------------------------------------
1999
Merger-related costs              $ 15    $ 0.03       $(464)  $(1.10)       $(34)  $(0.08)       $(46)  $(0.11)    $(529)  $(1.25)
Litigation settlement                                                         (22)   (0.05)                           (22)   (0.05)


     The Company estimates the quarterly LIFO reserves, which cannot be accurately determined until year end. The LIFO method of valuing inventories (decreased) increased net earnings and EPS as follows:

                                                  First       Second        Third        Fourth         Year
------------------------------------------------------------------------------------------------------------

2000
Net earnings                                      $  (3)       $  (3)       $  (5)         $ 25         $ 14
Basic and diluted EPS                             (0.01)       (0.01)       (0.01)         0.06         0.03
------------------------------------------------------------------------------------------------------------
1999
Net earnings                                      $  (5)       $  (5)       $  (5)        $  (3)       $ (18)
Basic and diluted EPS                             (0.01)       (0.01)       (0.01)        (0.01)       (0.04)

     Due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly EPS may not equal the annual EPS.

                                                         35    Albertson's, Inc.

COMPANY STOCK INFORMATION

The Company's stock is traded on the New York and Pacific stock exchanges under the symbol ABS. The high and low stock prices by quarter were as follows:



                       First                Second                Third               Fourth                 Year
                  High       Low       High        Low      High        Low      High       Low        High       Low
---------------------------------------------------------------------------------------------------------------------
2000            $34.94    $23.06     $39.25     $30.00    $31.50     $20.06    $28.88     $21.00     $39.25    $20.06
1999             61.94     49.06      56.94      48.56     52.25      37.00     38.31      29.00      61.94     29.00
1998             54.94     46.31      53.69      44.00     58.13      44.50     67.13      53.38      67.13     44.00


     Cash dividends declared per share were:



                            First              Second                Third                Fourth                 Year
---------------------------------------------------------------------------------------------------------------------

2000                        $0.19               $0.19                $0.19                 $0.19                $0.76
1999                         0.18                0.18                 0.18                  0.18                 0.72
1998                         0.17                0.17                 0.17                  0.17                 0.68

     In March 2001 the Board of Directors maintained the regular quarterly cash dividend of $0.19 per share, for an annual rate of $0.76 per share. The quarterly rate will be paid on May 10, 2001, to stockholders of record on April 16, 2001.




ALBERTSON'S FAMILY OF STORES

     Albertsons             Acme             Jewel

     Super Saver Food       Seessel's        Jewel-Osco

     Sav-on drugs           Max Foods        Osco Drug












36    Albertson's, Inc.