Form 10-K, Exhibit 13
period 2002-01-31
ALBERTSONS INC /DE/
filed 2002-04-18
CIK 3333

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

(dollars in millions, except per share data)



The New Albertson's

A new leadership team has been assembled to take Albertson's into the future. This team has identified many actions and programs with which to drive the Company's future competitiveness, profitability and return on invested capital.

One of the first actions taken was to identify and communicate internally and externally five strategic imperatives that serve as a guide and a filter for all future actions. These five imperatives, together with the major actions taken to date, follow:

1)   Aggressive  Cost and  Process  Control.  Each  main  category  of  expense, including labor is rigorously monitored by a member of executive management. A Board approved restructuring plan that included a Voluntary Separation Plan and Involuntary Severance Plan resulted in a 20 percent reduction in corporate and administrative staff above store level. Through the continued focus on expenses, overhead and store processes the Company expects to achieve $250 in annualized expense reductions by the second quarter of Fiscal 2002 and an additional $250 by mid 2003 for a total of $500 in targeted annualized cost reductions.

2) Maximize Return on Invested Capital. The Company has implemented a formal process to review and measure all significant investments in corporate assets. The goal of the Company is to hold a number 1 or 2 market share in an area, or have a plan of action which provides a reasonable expectation of achieving this goal in order to continue to maintain an investment in that area. A thorough review was completed at both the individual asset or store level and at the market area level. As a result of the review, the Company identified 165 underperforming stores and on July 18, 2001, announced its commitment to close and dispose the identified stores. The Company closed 80 of these stores as of January 31, 2002, and expects to sell or close the remaining 85 stores by mid 2002. In addition, the Company formulated plans to accelerate the disposal of surplus property through an auction process for owned properties and aggressive lease termination negotiations for leased properties. As a result of the initial restructuring, the number of division offices was reduced from 19 to 15.

     During the fourth quarter of 2001, Albertson's sold 80 New England Osco drugstores.

     Additionally, the Company also made the decision to exit Miami, Florida and the Springfield/Joplin, Missouri markets.

     On March 13, 2002, the Company announced a second phase in the asset rationalization process. As a result, the Company will completely exit four underperforming markets: Memphis, Tennessee; Nashville, Tennessee; Houston, Texas; and San Antonio, Texas. These market exits will occur through a combination of store closures and store sales and involve a total of 95 stores. In connection with this action, the number of division offices will be further reduced from 15 to 11 and the Tulsa, Oklahoma and Houston, Texas distribution facilities will be sold or closed. The Company recently announced the sale of its Tulsa, Oklahoma distribution facility to Fleming Companies, Inc. This sales agreement also includes a long-term supply arrangement under which Fleming will provide procurement and distribution services for Albertson's Oklahoma and Nebraska stores.


                                          Albertson's, Inc. 2001 Annual Report 1

     The 2002 capital expenditure program will shift to more remodels and replacement stores. Also, investments in the Company's technology infrastructure both in the stores and in the back office will be a strong focus of the 2002 capital spending program.

3) Customer-focused Approach to Growth. The Company intends to re-direct non-value added dollars saved from the expense and process control programs back into the marketplace in order to impact customers and drive growth. Albertson's focus is on the following programs that are intended to drive customer loyalty and profitable sales growth. A company-wide "Service First, Second to None" program is reinvigorating the employees' focus on customer service. A "Focus on Fresh" initiative is improving the delivery of fresh foods throughout the Company's fresh departments. The Company's Jewel-Osco stores in Chicago, Illinois have a decade of experience operating a unique dual brand food and drugstore format. This unique format was rolled out to the Tucson, Arizona and Reno, Nevada markets during Fiscal 2001 and will continue to be introduced to additional markets during Fiscal 2002. During the fourth quarter of 2001, the Company expanded its loyalty card program to the Dallas/Fort Worth, Texas area. Albertson's plans to roll out loyalty card programs to additional markets during Fiscal 2002. Albertson's private label product program will be enhanced during 2002, with a goal of developing a premier program and increasing its sales penetration in this category.

4) Company-wide Focus on Technology. The Company has embraced a company-wide focus on technology with the goal of becoming an industry leader. The Company plans to commit a greater share of its capital expenditures to information and process technology over the next three to five years to serve customers and improve operating efficiencies. The Company has recently rolled out its Albertsons.com on-line shopping service to additional markets. With these expansions, Albertsons.com is now available to more than 700 zip codes in California, Oregon and Washington.

5) Energized Associates. Albertson's will strive to become the employer of choice in the food and drugstore industry. The Company plans to reduce bureaucracy and layers of management, build stronger communication systems, improve training programs and implement new performance-based reward programs. To instill a sense of ownership at the store level, the Company announced that as of November 1, 2001, all store directors and pharmacy managers are now eligible for stock options.


Business Combination

On June  23,  1999,  Albertson's,  Inc.  ("Albertson's"  or the  "Company")  and
American Stores Company ("ASC") consummated a merger with the issuance of 177 million shares of Albertson's common stock (the "Merger"). The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests for accounting and financial reporting purposes.


Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, inventories, intangible assets, income taxes, assets held for sale, impairment of long-lived assets, self-insurance, restructuring, benefit costs, contingencies, litigation and unearned income. The Company bases its estimates on historical experience and on various other assumptions and factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company, based on its ongoing review, will make adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.


                                          Albertson's, Inc. 2001 Annual Report 2

The Company believes the following critical accounting policies are important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The Company records its self-insurance liability, determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. Any actuarial projection of ultimate losses is subject to a high degree of variability. Sources of this variability are numerous and include, but are not limited to, future economic conditions, court decisions and legislative actions. The Company's workers' compensation future funding estimates anticipate no change in the benefit structure. Statutory changes could have a significant impact on future claim costs.

The Company's workers' compensation liabilities are from claims occurring in various states. Individual state workers' compensation regulations have received a tremendous amount of attention from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen an escalation in the number of legislative reforms, judicial rulings and social phenomena affecting this business. The changes in a state's political and economic environment increase the variability in the unpaid claim liabilities.

ASSET IMPAIRMENTS The Company accounted for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 and, beginning in 2002, will account for it in accordance with SFAS No. 144. For assets to be held and used, the Company tests for impairment using undiscounted cash flows and calculates the amount of impairment using discounted cash flows. For assets held for sale, impairment is recognized based on the excess of remaining book value over expected recovery value. The recovery value is the fair value as determined by independent quotes or expected sales prices developed by internal specialists. Estimates of future cash flows and expected sales prices are judgments based upon the Company's experience and knowledge of local operations and cash flows that are projected for several years into the future. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation.

For properties to be closed that are under long-term lease agreements, the present value of any remaining liability under the lease, discounted using risk-free rates and net of expected sublease recovery, is recognized as a liability and expensed. If the real estate and leasing markets change, the assumptions regarding sublease recovery could significantly impact the Company's recorded liability.

RESTRUCTURING The Company records restructuring charge liabilities in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3. The estimates of future liabilities may change, requiring the recording of additional closure costs or the reduction of liabilities already recorded. Changes in estimates occur when exit costs are more or less costly than originally estimated.

PENSION COSTS Many of the Company's associates are covered by noncontributory defined benefit pension plans. The Company accounts for these costs in accordance with SFAS No. 87. That statement requires the Company to calculate pension expense and liabilities using actuarial assumptions, including a discount rate and long-term returns on assets. Actual returns on plan assets in excess of return assumptions have, in past years, kept pension expense and cash contributions to the plans at modest levels. Recent weaker market performance may significantly increase pension expense and cash contributions in the future unless asset returns again exceed the assumptions used. Changes in the interest rates used to determine the discount rate may also cause volatility in pension expense and cash contributions.




                                          Albertson's, Inc. 2001 Annual Report 3

Results of Operations

Sales for 2001 were  $37,931  compared to $36,762 in 2000 and $37,478 in 1999 (a
53-week  year).   The  following  table  sets  forth  certain  income  statement components expressed as a percent to sales, and the year-to-year percentage changes in the amounts of such components:


                                                               PERCENT TO SALES                PERCENTAGE CHANGE
------------------------------------------------------ -------------------------------- -------------------------------
                                                            2001       2000       1999   2001 VS. 2000   2000 VS. 1999
------------------------------------------------------ ---------- ---------- ---------- --------------- ---------------
Sales                                                     100.00     100.00     100.00             3.2            (1.9)
Gross profit                                               28.41      28.38      27.52             3.3             1.2
Selling, general and administrative expenses               23.90      23.79      23.06             3.6             1.2
Restructuring charges and other                             1.23         -          -             n.m.            n.m.
Gain on sale of New England Osco drugstores                (0.14)        -          -             n.m.            n.m.
Merger-related (credits) charges                           (0.04)      0.07       1.06            n.m.            n.m.
Litigation settlement charge                                  -          -        0.10            n.m.            n.m.
Operating profit                                            3.46       4.52       3.31           (21.0)           34.0
Interest expense, net                                       1.14       1.05       0.94            12.1             9.2
Earnings before income taxes and extraordinary item         2.30       3.46       2.40           (31.5)           41.6
Net earnings                                                1.32       2.08       1.08           (34.4)           89.2

n.m. - not meaningful



Increases in sales are primarily attributable to the continued development of new stores and identical and comparable store sales increases. During 2001 the Company opened or acquired 144 stores, remodeled 103 stores and closed or sold 235 stores (including the sale of 80 New England Osco drugstores and the closure of 80 stores due to the Company's restructuring plan). Net retail square footage was 98.1 million square feet as of the end of Fiscal 2001 and 2002. Adjusting for the effect of the sale of 80 New England Osco drugstores and 80 restructuring closures, net retail square footage would have increased by 4.0% during 2001. During 2000, net retail square footage increased by 2.5%. Identical store sales, stores that have been in operation for two full fiscal years, increased 0.8% in 2001 and 0.3% in 2000. Comparable store sales, which include replacement stores, increased 1.3% in 2001 and 0.6% in 2000. Identical and comparable store sales continued to increase through higher average ticket sales per customer. Management estimates that overall inflation in products the Company sells was flat in 2001, there was overall deflation of 0.4% in 2000 and overall inflation of 0.2% in 1999.

In addition to store development, the Company has increased sales through its continued implementation of best practices across the Company and its customer-focused approach to growth. These programs include: the "Focus on Fresh" initiative; a renewed focus on customer service through the "Service First, Second to None" program; implementation of the preferred loyalty card program; dual branded combination stores; and expansion of the on-line shopping service. Other solutions include neighborhood marketing, targeted advertising and exciting new and remodeled stores.

Gross profit, as a percent to sales, remained relatively flat between 2001 and 2000. The increase in 2000 over 1999 resulted primarily from an improved sales mix of partially prepared, value-added products. Gross profit improvements in 2000 were also realized through the continued utilization of the Company's distribution facilities and increased buying efficiencies. The Merger has created buying synergies and margin improvements from the implementation of best practices across the Company. The pre-tax LIFO adjustment, (as a percent to sales), decreased gross profit by $10 (0.03%) in 2001, increased gross profit by $23 (0.06%) in 2000 and decreased gross profit by $30 (0.08%) in 1999. The net pre-tax LIFO charge for 2001 was $5, comprised of $10 of charges recorded in cost of sales, $3 of credits recorded with gain on sale of New England Osco drugstores and $2 of credits recorded with restructuring and other.


                                          Albertson's, Inc. 2001 Annual Report 4

Cost of sales include vendor allowances and advertising expense related to the Company's buying and merchandising activities. Vendor allowances consist primarily of promotional allowances, advertising allowances and, to a lesser extent, slotting allowances. The Company utilizes vendor allowances to fund pricing promotions, advertising expense and slotting expense. Gross advertising expense (excluding advertising allowances) totaled $537 in 2001, $550 in 2000 and $654 in 1999.

Selling, general and administrative (SG&A) expenses as a percent to sales increased in 2001, primarily due to workers' compensation costs and benefit expenses caused by sharply higher health care costs. The 2001 increase in SG&A expenses was partially offset by reductions in direct labor costs. The increase in 2000 over 1999 was primarily due to increased salary and related benefit costs resulting from the Company's initiatives to increase sales, increased depreciation expense associated with the Company's expansion program and larger losses from asset impairment and dispositions.

Other income, for the year ended January 31, 2002, includes $16 of charges for a decrease in company-owned life insurance, and $8 of credits for stock received from the demutualization of two insurance companies.

The Company's effective income tax rate from continuing operations for 2001 was 42.6%, as compared to 40.0% for 2000 and 52.5% for 1999. The increase for 2001 over 2000, is due to lower earnings before income taxes, non-deductible restructuring expenses and company-owned life insurance. The effective income tax rate for 1999 was impacted by the non-deductible portion of merger-related costs.


Restructuring and Other Non-Routine Items


Restructuring

On July 17, 2001, the Company's Board of Directors approved a restructuring plan designed to improve future financial results and to drive future competitiveness. The plan includes certain exit costs and employee termination benefits, as described below, that will be incurred within approximately one year of the Board approval date.

         ACTION                                                       STATUS
         ------                                                       ------
         Reduction in administrative and corporate overhead           Substantially complete
         Closing of 165 underperforming retail stores                 80 closed as of year end
         Consolidation and elimination of four division offices       Completed
         Process streamlining                                         Ongoing

As a result of the restructuring plan, the Company recorded pre-tax charges of $509 ($314 after tax or $0.77 per diluted share) made up of $468 restructuring and other, and $41 of period costs (including $35 of inventory write-down recorded in cost of sales) for the 52 weeks ended January 31, 2002. The following table presents the pre-tax charges, incurred by category of expenditure, and related restructuring reserves included in the Company's Consolidated Balance Sheets:

                                   EMPLOYEE                         LEASE
                                  SEVERAMCE          ASSET    TERMINATION
                                      COSTS    IMPAIRMENTS          COSTS      OTHER      TOTAL
                                ------------ -------------- -------------- ---------- ----------
Additions                              $ 44           $396           $ 57       $ 12       $509
Utilization                              33            396              7         12        448
                                ------------ -------------- -------------- ---------- ----------
Balance at January 31, 2002            $ 11           $ -            $ 50       $ -        $ 61
                                ============ ============== ============== ========== ==========

Employee severance costs consist of severance pay, health care continuation costs and outplacement service costs for employees who participated in the Company's Voluntary Separation Plan and for employees who were terminated or notified of termination under the Company's Involuntary Severance Plan. In accordance with the restructuring plan, 1,341 managerial and administrative positions above store level have been identified for termination. As of January 31, 2002, 995 positions have been terminated. The remaining terminations will occur as originally planned.


                                          Albertson's, Inc. 2001 Annual Report 5

As part of the Company's restructuring plan, all stores were reviewed utilizing a methodology based on return on invested capital. Based on this review, the Company identified and committed to close and dispose 165 underperforming stores in 25 states. All stores identified for closure were evaluated for asset impairment by comparing the fair value, less selling cost, to the recorded book value. Fair value used in the impairment calculation was based on third party offers or market value for comparable properties. For stores under operating lease agreements, the present values of any remaining liability under the lease, net of sublease recoveries, or lease termination costs were expensed. As of January 31, 2002, 80 stores have been closed.

Assets to be disposed of include land, buildings, equipment, leasehold improvements, and inventory for stores and division offices that were included in the restructuring discussed above. These assets are reported as assets held for sale in the Company's Consolidated Balance Sheets.

Other costs include various expenses related to the Company's decision to exit certain insignificant businesses and the consolidation of the division offices.

The restructuring plan also included actions to accelerate the disposal of surplus property which included terminating leases through negotiated buyouts and selling properties through auctions. During 2001, a $51 pre-tax adjustment was recorded in selling, general and administrative expenses and included in the closed store reserves for the additional charges expected to be incurred as a result of these actions.


Merger-Related Charges (Credits)

Results of operations include $6 of merger-related credits ($4 after tax) for fiscal year 2001, $151 of merger-related charges ($93 after tax) for fiscal year 2000, and $683 of merger-related charges ($529 after tax) for fiscal year 1999. The following table presents the pre-tax charges (credits) incurred by category of expenditure and merger-related accruals included in the Company's Consolidated Balance Sheets:


                                             ASSET                     INTEGRATION
                                       IMPAIRMENTS      SEVERANCE        AND OTHER          TOTAL
                                  ----------------- -------------- ---------------- --------------
Additions                                    $ 264          $ 124            $ 343          $ 731
Adjustments                                    (22)            (7)             (19)           (48)
Utilization                                   (242)           (93)            (315)          (650)
                                  ----------------- -------------- ---------------- --------------
Balance at February 3, 2000                      -             24                9             33
Additions                                       36             21               97            154
Adjustments                                                    (3)                             (3)
Utilization                                    (36)           (35)            (100)          (171)
                                  ----------------- -------------- ---------------- --------------
Balance at February 1, 2001                      -              7                6             13
Additions                                        8              2                5             15
Adjustments                                    (20)            (1)              (1)           (22)
Utilization                                     12             (3)             (10)            (1)
                                  ----------------- -------------- ---------------- --------------
Balance at January 31, 2002                  $   -          $   5            $   -          $   5
                                  ================= ============== ================ ==============


                                          Albertson's, Inc. 2001 Annual Report 6

Asset impairments include the loss on disposal of duplicate and abandoned facilities, including administrative offices, intangibles and information technology equipment which were abandoned by the Company. Operations for the year ended January 31, 2002, included $15 of pre-tax credits associated with the reversal of previous impairment charges related to the sale of the American Stores' Tower in Salt Lake City, Utah. The Company closed on the sale of this property on May 15, 2001, thus completing the asset dispositions resulting from the Merger.

Severance consists of retention costs for certain individuals and termination benefit liabilities for 633 individuals who have already been terminated.

Integration and other costs consist primarily of incremental transition and integration costs associated with integrating the operations of Albertson's and ASC, and are being expensed as incurred. These include such costs as advertising, labor associated with system conversions and training and relocation costs. Also included are transaction and financing costs which consist primarily of professional fees paid for investment banking, legal, accounting, printing and regulatory filing fees. Financing costs also include the extraordinary loss on extinguishment of debt.

In connection with the Merger, the Company recorded net pre-tax charges through the first two quarters of 1999 of $47 related to Limited Stock Appreciation Rights. This is included in the Integration and Other category above.


Other Non-Routine Items

The Company recorded a $54 pre-tax one-time gain during the fourth quarter of 2001 resulting from the sale of 80 New England Osco drugstores.

The Company recorded, in selling, general and administrative expenses, a $36 pre-tax one-time gain during the fourth quarter of 2001 resulting from an amendment to the Company's long-term disability plan. The amendment changed the salary continuation feature from a cumulative benefit based on years of service, to a set percentage of salary benefit.

The Company recorded a $20 pre-tax one-time charge during first quarter of 2000 and included it in selling, general and administrative expenses to reflect liabilities related to certain previously assigned leases and subleases to tenants who are in bankruptcy.

The Company recorded a $37 pre-tax one-time charge during the third quarter of 1999 resulting from an agreement reached to settle eight multi-state cases combined in the United States District Court in Boise, Idaho, which raised various issues including "off-the-clock" work allegations. Under the agreement, current and former employees who meet eligibility criteria may present their claims to a settlement administrator. While the Company cannot specify the exact number of individuals who are likely to submit claims and the exact amount of their claims, the one-time charge is the Company's current estimate of the total monetary liability, including attorney fees, for all eight cases.




                                          Albertson's, Inc. 2001 Annual Report 7

Summary of Restructuring and Other Non-Routine Items

Due to the significance of the restructuring charges, merger-related charges (credits), and other non-routine items and their effect on operating results, the following table is presented to assist in the comparison of income statement components without these charges and credits:

                                              52 WEEKS ENDED                     52 WEEKS ENDED        53 WEEKS ENDED
                                             JANUARY 31, 2002                   FEBRUARY 1, 2001      FEBRUARY 3, 2000
----------------------------- ----------------------------------------------- --------------------- ----------------------
                              AS REPORTED     ONE-TIME      W/O ONE-TIME          W/O ONE-TIME          W/O ONE-TIME
----------------------------- ------------ ------------ --------------------- --------------------- -----------------------
Sales                             $37,931                   $37,931   100.00%     $36,762   100.00%     $37,478   100.00%
Cost of sales                      27,155      $   (35)      27,120    71.50       26,292    71.52       27,122    72.37
----------------------------- ------------ ------------ ------------ -------- ------------ -------- ------------ --------
Gross profit                       10,776           35       10,811    28.50       10,470    28.48       10,356    27.63
Selling, general and
  administrative  expenses          9,064          (40)       9,024    23.79        8,637    23.49        8,427    22.49
Restructuring charges and
  other                               468         (468)
Gain on sale of New England
  Osco drugstores                     (54)          54
Merger-related credits                (15)          15
----------------------------- ------------ ------------ ------------ -------- ------------ -------- ------------ --------
Operating profit                    1,313          474        1,787     4.71        1,833     4.99        1,929     5.15
Interest expense, net                (432)                     (432)   (1.14)        (385)   (1.05)        (352)   (0.94)
Other (expense) income, net            (8)                       (8)    (.02)          (3)   (0.01)          12     0.03
----------------------------- ------------ ------------ ------------ -------- ------------ -------- ------------ --------
Earnings before income taxes          873          474        1,347     3.55        1,445     3.93        1,589     4.24
Income taxes                          372          180          552     1.46          575     1.56          634     1.69
----------------------------- ------------ ------------ ------------ -------- ------------ -------- ------------ --------
Net earnings                      $   501      $   294      $   795     2.09%     $   870     2.37%     $   955     2.55%
============================= ============ ============ ============ ======== ============ ======== ============ ========

The costs of the Company's restructuring plan and integrating Albertson's and ASC have resulted in significant nonrecurring charges and incremental expenses. These costs had significant effects on the results of operations of the Company for the past three years. During 2001, the Company recognized $560 ($345 after tax) of charges ($442 noncash) associated with the restructuring plan announced on July 18, 2001. In connection with the restructuring plan announced on March 13, 2002, the Company expects to incur nonrecurring pre-tax charges of approximately $580, of which, $510 will be noncash. Nonrecurring charges and expenses of implementing integration actions, related to the Merger, were originally estimated to total $700 after income tax benefits. On an after-tax basis, and subsequent to the first quarter 1999, the Company has incurred $634 of merger-related costs and does not expect to exceed its original estimate.


Liquidity and Capital Resources

Cash provided by operating activities during 2001 was $2,092, compared to $1,791 in 2000 and $1,418 in 1999. Cash provided by operating activities in Fiscal 2001 was primarily impacted by noncash restructuring charges when compared to Fiscal 2000. Cash provided by operating activities in Fiscal 2000 was primarily impacted by higher earnings when compared to Fiscal 1999. Also, driving the change is the decrease in inventories offset by the decrease in other current liabilities, mostly tax related.

The Company's financing activities for 2001 included new long-term borrowings of $623, a net decrease of commercial paper and bank line borrowing of $1,153, and dividend payments of $309 (which represents 38.8% of 2001 net earnings without restructuring and other non-routine items). The Board of Directors, at its March 2002 meeting, maintained the regular quarterly cash dividend of $0.19 per share, for an effective annual rate of $0.76 per share.

The Company utilizes its commercial paper and bank line programs primarily to supplement cash requirements for seasonal fluctuations in working capital and to fund its capital expenditure program. Accordingly, commercial paper and bank line borrowings will fluctuate between reporting periods. The Company had no commercial paper or bank line borrowings outstanding at January 31, 2002, as compared to $1,153 outstanding as of February 1, 2001.


                                          Albertson's, Inc. 2001 Annual Report 8

In support of the Company's commercial paper program, the Company had three credit facilities totaling $1,750 during Fiscal 2001. The first agreement for $100 expired in February 2002 and was renewed for an additional year to expire in February 2003. The second agreement for $700 expired in March 2002 and was replaced, based on the Company's revised liquidity requirements, by a $350, 364-day credit agreement. The third agreement for $950 expires in March 2005. All of the credit agreements contain an option which would allow the Company, upon due notice, to convert any outstanding amounts at the expiration dates to term loans. The agreements in place at year end also contain certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $2,100. As of January 31, 2002, the Company's consolidated tangible net worth, as defined, was approximately $4,200. Upon the execution of the $350, 364-day credit agreement, the consolidated tangible net worth threshold increased to $3,000, and an additional covenant was added requiring a fixed charge coverage of at least 2.7 times. As defined in the new agreement, the fixed charge coverage ratio based on 2001 results was 4.2 times. No borrowings were outstanding under the credit facilities as of January 31, 2002, or February 1, 2001.

The Company filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective in February 2001 (the "2001 Registration Statement"), to authorize the issuance of up to $3,000 in debt securities. The Company intends to use the net proceeds of any securities sold pursuant to the 2001 Registration Statement for retirement of debt and general corporate purposes, including the potential purchase of outstanding shares of Albertson's common stock.

During Fiscal 2001, the Company issued $600 of term notes under the 2001 Registration Statement. Proceeds were used primarily to repay borrowings under the Company's commercial paper program. As of January 31, 2002, $2,400 of debt securities remain available for issuance under the 2001 Registration Statement.

During Fiscal 2000 and Fiscal 1999, the Company issued $1,200 and $1,300, respectively of term notes under a prior shelf registration statement filed with the SEC in 1999. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.

Following the Merger, the Company consolidated several of the commercial paper, bank lines and other financing arrangements. The consolidation of debt included the repayment of outstanding amounts under ASC's revolving credit facilities and other debt containing change of control provisions and the tender for, or open market purchases of, certain higher coupon debt. As a result, certain debt was extinguished during 1999.

The Board of Directors adopted a program on December 3, 2001, authorizing, at management's discretion, the Company to purchase and retire up to $500 of the Company's common stock beginning December 6, 2001 through December 31, 2002. No purchases were made during Fiscal 2001. During Fiscal 2000, the Company purchased and retired 18.7 million shares of its common stock at a total cost of $451, or an average price of $24.15 per share, under a Board authorization which expired on December 6, 2001.

The Company's operating results continue to enhance its financial position and ability to continue its planned expansion program. Cash flows from operations and available borrowings are adequate to support currently planned business operations, acquisitions and capital expenditures. Free cash flow (defined as cash generated by the business after capital expenditures - net of proceeds from disposals, and dividend payments but before acquisitions, divestitures and share purchases) was $584 and $(106) in 2001 and 2000, respectively. The Company has short-term financing capacity in the form of commercial paper up to $1,400 and long-term capacity under the 2001 Registration Statement of $2,400.


                                          Albertson's, Inc. 2001 Annual Report 9

As of January 31, 2002, the Company's credit ratings were as follows:

                                S & P           MOODY'S             FITCH
-------------------- ----------------- ----------------- -----------------
Long-term debt                   BBB+              Baa1                --
Short-term debt                    A2                P2                F2

The Company believes that a downgrade in the Company's current credit ratings will have no material effect on the fixed-term debt portfolio. There are no payment acceleration provisions in the Company's fixed-term debt portfolio related to a downgrade in the Company's credit ratings. The Company also believes that a downgrade in the Company's credit ratings would not adversely affect its ability to refinance any current maturities of fixed-term debt. Any adverse changes to the Company's credit ratings could limit the Company's access to the commercial paper market and increase the cost of debt, but would not affect the Company's ability to borrow funds under the Company's credit facilities.


Contractual Obligations and Commercial Commitments

Albertson's has assumed various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements, such as debt and lease agreements. The following table represents the scheduled maturities of the Company's long-term contractual obligations as of January 31, 2002:


                                            LESS THAN 1 YEAR     YEARS 1-3     YEARS 4-5    AFTER  5 YEARS        TOTAL
                                          ------------------- ------------- ------------- ----------------- ------------
Long-term debt                                         $ 123        $  610         $ 205           $ 4,245      $ 5,183
Capital lease obligations (1)                             45            82            74               467          668
Operating leases (1)                                     333           650           559             2,264        3,806
Contracts for purchase of property and
   construction of buildings                             233                                                        233
Other (2)                                                  6             3             1                             10
----------------------------------------- ------------------- ------------- ------------- ----------------- ------------
Total contractual cash obligations                     $ 740        $1,345         $ 839           $ 6,976      $ 9,900
========================================= =================== ============= ============= ================= ============

(1) Represents the minimum rents payable and includes leases associated with closed stores accrued for under the Company's restructuring and closed store reserves. Amounts are not offset by expected sublease income.

(2) Other includes transportation contracts with third parties. The Company has entered into energy supply agreements which have terms through 2006. These agreements include certain provisions that could potentially require the Company to pay additional amounts if the actual usage is less than the minimum usage per the contract documents or if the contracts were terminated. This number is extremely difficult to estimate due to the uncertainty of future energy usage and change in the market value of energy, therefore no amounts have been included above.


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

Albertson's commercial commitments as of January 31, 2002, representing possible commitments triggered by potential future events, are as follows:

                                               TOTAL      YEAR 1    YEARS 2-3    YEARS 4-5  AFTER 5 YEARS
                                          ----------- ----------- ------------ ------------ --------------
Available lines of credit                     $1,750      $  800        $   -       $  950          $   -
Letters of credit - standby                       40          40
Letters of credit - commercial                    13          13
----------------------------------------- ----------- ----------- ------------ ------------ --------------
Potential commercial commitments              $1,803      $  853        $   -       $  950          $   -
========================================= =========== =========== ============ ============ ==============


                                         Albertson's, Inc. 2001 Annual Report 10

The following leverage ratios demonstrate the Company's levels of long-term financing as of the indicated year end:

                                                                     JANUARY 31, 2002   FEBRUARY 1, 2001
------------------------------------------------------------------- ------------------ ------------------
Long-term debt and capitalized lease obligations to capital (1)                  47.5%              51.1%
Long-term debt and capitalized lease obligations to total assets                 33.5               37.0

(1) Capital includes long-term debt, capitalized lease obligations and stockholders' equity


Letters of Credit

The Company had outstanding Letters of Credit of $53 as of January 31, 2002, all of which were issued under separate bilateral agreements with multiple financial institutions. Of the $53 outstanding at year end, $40 were standby letters of credit covering primarily workers' compensation or performance obligations. The remaining $13 were commercial letters of credit supporting the Company's merchandise import program. The Company paid issuance fees that varied, depending on type, up to 0.50% of the outstanding balance of the letter of credit.



Off Balance Sheet Arrangements

Albertson's, Inc. has no significant investments that are accounted for under the equity method in accordance with accounting principles generally accepted in the United States of America. Investments that are accounted for under the equity method have no liabilities associated with them that would be considered material to Albertson's.



Capital Expenditures

The Company continues to retain ownership of real estate when possible. As of January 31, 2002, the Company held title to the land and buildings of 42% of the Company's stores and held title to the buildings on leased land of an additional 9% of the Company's stores. The Company also holds title to the land and buildings of most of its administrative offices and distribution facilities.

The Company is committed to keeping its stores up to date. In the last three years, the Company has opened or remodeled 630 stores representing 28% of the Company's retail square footage as of January 31, 2002. The following summary of historical capital expenditures includes capital leases, stores acquired in business and asset acquisitions, assets acquired with related debt and the estimated fair value of property financed by operating leases:


                                                                                 2001              2000              1999
-------------------------------------------------------------------- ----------------- ----------------- -----------------
New and acquired stores                                                       $   874           $ 1,066           $ 1,126
Remodels                                                                          348               423               296
Retail replacement equipment, technology and other                                247               170               248
Distribution facilities and equipment                                              64               174               198
-------------------------------------------------------------------- ----------------- ----------------- -----------------
Total capital expenditures                                                      1,533             1,833             1,868
Estimated fair value of property financed by operating leases                     153                99               230
-------------------------------------------------------------------- ----------------- ----------------- -----------------
                                                                              $ 1,686           $ 1,932           $ 2,098
==================================================================== ================= ================= =================

The Company's strong financial position provides the flexibility for the Company to grow through its store development program and future acquisitions.


                                         Albertson's, Inc. 2001 Annual Report 11

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks that are inherent in the Company's financial instruments, which arise from transactions entered into in the normal course of business. From time to time, the Company enters into certain derivative transactions allowed by the Company's risk management policy. The Company does not enter into derivative financial instruments for trading purposes. The Company uses derivatives primarily as cash flow hedges to set interest rates for forecasted debt issuances, such as interest rate locks.

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

The Company has no foreign exchange exposure and as of January 31, 2002, has no outstanding derivative transactions. There have been no material changes in the primary risk exposures or management of the risks since the prior year. The Company expects to continue to manage risks in accordance with the current policy.

The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates:


                                     2002        2003        2004        2005       2006   THERE-AFTER       TOTAL   FAIR VALUE
----------------------------   ----------- ----------- ----------- ----------- ---------- ------------- ----------- ------------
Fixed rate debt obligations         $ 123       $ 106       $ 504       $ 202      $   3       $ 4,245     $ 5,183      $ 5,516
Weighted average interest rate        9.8%        7.2%        6.6%        7.4%       7.8%          7.5%        7.5%


Related Party Transactions

Albertson's  2001,  2000,  and 1999  transactions  with related  parties are not
considered   material.   See  "Related  Party  Transactions"  in  the  Notes  to
Consolidated Financial Statements.


Recent Accounting Standards

Effective February 2, 2001, the Company adopted SFAS No. 133 as amended, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivative financial instruments to be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. The cumulative effect of adoption of SFAS No. 133 as it relates to interest rate locks was a $5 gain (net of taxes). Losses on contracts settled during 2001 amounted to $1 (net of taxes). These amounts are reported in other comprehensive income in the accompanying Consolidated Stockholders' Equity. The amounts reclassified from other comprehensive income to interest expense for 2001 and the expected reclassifications for 2002 are insignificant.


                                         Albertson's, Inc. 2001 Annual Report 12

In June 2001 the Financial Accounting Standards Board (FASB) issued two new pronouncements SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, which is effective for acquisitions initiated after June 30, 2001, prohibits the use of the pooling-of-interest method for business combinations and establishes the accounting and financial reporting requirements for business combinations accounted for by the purchase method. Adoption of this standard had no effect on the financial statements of the Company. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 became effective for Albertson's on February 1, 2002. In accordance with the provisions of SFAS No. 142, the Company will complete the analysis of goodwill and other intangible assets for impairment no later than August 1, 2002, and will record any required impairment by the end of 2002. The Company is currently evaluating the impact of the new accounting standard on existing goodwill and other intangible assets. The ultimate impact of the new accounting standard has yet to be determined. The net book value of goodwill was $1,468 and $1,560 as of January 31, 2002 and February 1, 2001, respectively. Goodwill amortization expense of $56, $57, and $58 was recorded in 2001, 2000, and 1999, respectively, and will no longer be recorded in subsequent fiscal years.

In July 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 will become effective for Albertson's on January 31, 2003. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently analyzing the effect that this standard will have on its financial statements, but believes it will not have a significant effect on the financial statements of the Company.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 which replaces SFAS No. 121 and APB No. 30, became effective for Albertson's on February 1, 2002. This Statement retains the requirements to (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. This Statement removes goodwill from its scope, eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment. This Statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset or distributed to owners in a spin-off, be considered held and used until it is disposed of. This Statement requires the accounting model for long-lived assets to be disposed of by sale, be used for all long-lived assets, whether previously held and used or newly acquired. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. This Statement broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company is currently analyzing the effect that this standard will have on its financial statements and believes it will require additional disclosures but will not have a significant effect on the operating results of the Company.

EITF Issue Nos. 00-14, "Accounting for Certain Sales Incentives;" 00-22, "Accounting for Points and Other Time-Based or Volume-Based Sales and Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future;" and 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer" address the appropriate accounting for certain vendor contracts and loyalty programs. The Company's accounting procedures are in compliance with the accounting requirements called for by these Issues.


                                         Albertson's, Inc. 2001 Annual Report 13

Environmental

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and groundwater contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an ongoing program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition of the Company. Charges against earnings for environmental remediation were not material in 2001, 2000 or 1999.


Cautionary Statement for Purposes of "Safe Harbor Provisions" of the Private Securities Litigation Reform Act of 1995

From time to time, information provided by the Company, including written or oral statements made by its representatives, may contain forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as integration of the operations of acquired or merged companies, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy, contain forward-looking information. In reviewing such information it should be kept in mind that actual results may differ materially from those projected or suggested in such forward-looking information. This forward-looking information is based on various factors and was derived using various assumptions. Many of these factors have previously been identified in filings or statements made by or on behalf of the Company.

Important assumptions and other important factors that could cause actual results to differ materially from those set forth in the forward-looking information include changes in the general economy, changes in interest rates, changes in consumer spending, actions taken by competitors, particularly those intended to improve their market share, and other factors affecting the Company's business in or beyond the Company's control. These factors include changes in the rate of inflation, changes in state or federal legislation or regulation, adverse determinations with respect to litigation or other claims (including environmental matters), labor negotiations, the cost and stability of energy sources, the Company's ability to recruit, retain and develop employees, its ability to develop new stores or complete remodels as rapidly as planned, its ability to implement new technology successfully, the stability of product costs, the Company's ability to integrate the operations of acquired or merged companies, the Company's ability to execute its restructuring plans, and the Company's ability to achieve its five strategic imperatives.

Other factors and assumptions not identified above could also cause the actual results to differ materially from those set forth in the forward-looking information. The Company does not undertake to update forward-looking information contained herein or elsewhere to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking information.


                                         Albertson's, Inc. 2001 Annual Report 14

CONSOLIDATED
EARNINGS

                                                                               52 WEEKS         52 WEEKS           53 WEEKS
                                                                            JANUARY 31,      FEBRUARY 1,        FEBRUARY 3,
(IN MILLIONS, EXCEPT PER SHARE DATA)                                               2002             2001               2000
------------------------------------------------------------------------ --------------- ---------------- ------------------
Sales                                                                           $37,931         $ 36,762           $ 37,478
Cost of sales                                                                    27,155           26,329             27,164
------------------------------------------------------------------------ --------------- ---------------- ------------------
Gross profit                                                                     10,776           10,433             10,314
Selling, general and administrative expenses                                      9,064            8,747              8,641
Restructuring charges and other                                                     468
Gain on sale of New England Osco drugstores                                         (54)
Merger-related (credits) charges                                                    (15)              24                396
Litigation settlement charge                                                                                             37
------------------------------------------------------------------------ --------------- ---------------- ------------------
Operating profit                                                                  1,313            1,662              1,240
Other (expenses) income:
  Interest, net                                                                    (432)            (385)              (353)
  Other, net                                                                         (8)              (3)                12
------------------------------------------------------------------------ --------------- ---------------- ------------------
Earnings before income taxes and extraordinary item                                 873            1,274                899
Income taxes                                                                        372              509                472
------------------------------------------------------------------------ --------------- ---------------- ------------------
Earnings before extraordinary item                                                  501              765                427
Extraordinary loss on extinguishment of debt, net of tax benefit of $7                                                  (23)
------------------------------------------------------------------------ --------------- ---------------- ------------------
Net Earnings                                                                       $501            $ 765              $ 404
======================================================================== =============== ================ ==================
Basic Earnings Per Share:
  Earnings before extraordinary item                                              $1.23           $ 1.83             $ 1.01
  Extraordinary item                                                                                                   (.05)
------------------------------------------------------------------------ --------------- ---------------- ------------------
  Net Earnings                                                                    $1.23           $ 1.83             $ 0.96
======================================================================== =============== ================ ==================
Diluted Earnings Per Share:
  Earnings before extraordinary item                                             $ 1.23           $ 1.83             $ 1.00
  Extraordinary item                                                                                                   (.05)
------------------------------------------------------------------------ --------------- ---------------- ------------------
  Net Earnings                                                                   $ 1.23           $ 1.83             $ 0.95
======================================================================== =============== ================ ==================
Weighted Average Common Shares Outstanding:
  Basic                                                                             406              418                422
  Diluted                                                                           408              418                423



See Notes to Consolidated Financial Statements

                                         Albertson's, Inc. 2001 Annual Report 15

CONSOLIDATED
BALANCE SHEETS

                                                                                           JANUARY 31,       FEBRUARY 1,
(IN MILLIONS, EXCEPT PER SHARE DATA)                                                              2002              2001
------------------------------------------------------------------------------------ ------------------ -----------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                                  $     85          $     57
   Accounts and notes receivable, net                                                              681               547
   Inventories                                                                                   3,196             3,364
   Prepaid expenses                                                                                149               154
   Assets held for sale                                                                            326               114
   Deferred income taxes                                                                           172                70
   Refundable income taxes                                                                                            36
------------------------------------------------------------------------------------ ------------------ -----------------
     Total Current Assets                                                                        4,609             4,342
Land, Buildings and Equipment, net                                                               9,282             9,558
Goodwill and Intangibles, net                                                                    1,639             1,727
Other Assets                                                                                       437               451
------------------------------------------------------------------------------------ ------------------ -----------------
Total Assets                                                                                  $ 15,967          $ 16,078
==================================================================================== ================== =================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                                                           $  2,093          $  2,163
   Salaries and related liabilities                                                                584               561
   Taxes other than income taxes                                                                   153               141
   Income taxes                                                                                     51
   Self-insurance                                                                                  198               218
   Unearned income                                                                                  88               112
   Restructuring reserves                                                                           61
   Merger-related reserves                                                                           5                13
   Current portion of capitalized lease obligations                                                 14                20
   Current maturities of long-term debt                                                            123                62
   Other                                                                                           212               105
------------------------------------------------------------------------------------ ------------------ -----------------
     Total Current Liabilities                                                                   3,582             3,395
Long-Term Debt                                                                                   5,060             5,715
Capitalized Lease Obligations                                                                      276               227
Self-Insurance                                                                                     307               216
Deferred Income Taxes                                                                               71               116
Other Long-Term Liabilities and Deferred Credits                                                   756               715
Commitments and Contingencies
Stockholders' Equity:
   Preferred stock - $1.00 par value; authorized - 10 shares; designated -
     3 shares of Series A Junior Participating; issued - none
   Common stock - $1.00 par value; authorized - 1,200 shares; issued -
     407 shares and 405 shares, respectively                                                       407               405
   Capital in excess of par                                                                         94                48
   Accumulated other comprehensive loss                                                            (19)
   Retained earnings                                                                             5,433             5,241
------------------------------------------------------------------------------------ ------------------ -----------------
Total Stockholders' Equity                                                                       5,915             5,694
------------------------------------------------------------------------------------ ------------------ -----------------
Total Liabilities and Stockholders' Equity                                                    $ 15,967          $ 16,078
==================================================================================== ================== =================



See Notes to Consolidated Financial Statements


                                         Albertson's, Inc. 2001 Annual Report 16

CONSOLIDATED
CASH FLOWS

                                                                               52 WEEKS         52 WEEKS        53 WEEKS
                                                                            JANUARY 31,      FEBRUARY 1,     FEBRUARY 3,
(IN MILLIONS)                                                                      2002             2001            2000
------------------------------------------------------------------------ --------------- ---------------- ---------------
Cash Flows From Operating Activities:
Net earnings                                                                    $   501          $   765         $   404
Adjustments to reconcile net earnings to
net cash provided by operating activities:
   Depreciation and amortization                                                    970              944             853
   Goodwill amortization                                                             56               57              58
   Noncash merger-related (credits) charges                                         (13)              21             272
   Restructuring and other noncash charges                                          442
   Gain on sale of New England Osco drugstores                                      (54)
   Loss (gain) on asset sales                                                        22               (4)             (2)
   Net deferred income taxes and other                                             (106)              14             (53)
   Decrease (increase) in cash surrender value of company-owned life
     insurance                                                                       17                4             (12)
   Changes in operating assets and liabilities:
     Receivables and prepaid expenses                                              (104)               3              46
     Inventories                                                                    119              118            (233)
     Accounts payable                                                               (70)             (12)             (9)
     Other current liabilities                                                      287             (175)            108
     Self-insurance                                                                  71               24             (79)
     Unearned income                                                                  3               19              76
     Other long-term liabilities                                                    (49)              13             (11)
------------------------------------------------------------------------ --------------- ---------------- ---------------
       Net cash provided by operating activities                                  2,092            1,791           1,418
------------------------------------------------------------------------ --------------- ---------------- ---------------
Cash Flows From Investing Activities:
   Capital expenditures                                                          (1,487)          (1,771)         (1,837)
   Proceeds from disposal of land, buildings and equipment                          288              189              83
   Decrease (increase) in other assets                                               40               33            (122)
   Proceeds from divestitures and duplicate assets                                                                   393
------------------------------------------------------------------------ --------------- ---------------- ---------------
       Net cash used in investing activities                                     (1,159)          (1,549)         (1,483)
------------------------------------------------------------------------ --------------- ---------------- ---------------
Cash Flows From Financing Activities:
   Proceeds from long-term borrowings                                               623            1,222           1,841
   Payments on long-term borrowings                                                 (89)            (417)           (970)
   Net commercial paper activity and bank borrowings                             (1,153)            (475)           (430)
   Proceeds from stock options exercised                                             23                6              32
   Cash dividends paid                                                             (309)            (315)           (265)
   Stock purchases and retirements                                                                  (451)
   Tax payments for options exercised                                                                                (14)
------------------------------------------------------------------------ --------------- ---------------- ---------------
       Net cash (used in) provided by financing activities                         (905)            (430)            194
------------------------------------------------------------------------ --------------- ---------------- ---------------
Net Increase (Decrease) in Cash and Cash Equivalents                                 28             (188)            129
------------------------------------------------------------------------ --------------- ---------------- ---------------
Cash and Cash Equivalents at Beginning of Year                                       57              245             116
------------------------------------------------------------------------ --------------- ---------------- ---------------
Cash and Cash Equivalents at End of Year                                        $    85          $    57         $   245
======================================================================== =============== ================ ===============



See Notes to Consolidated Financial Statements

                                         Albertson's, Inc. 2001 Annual Report 17

CONSOLIDATED
STOCKHOLDERS' EQUITY

                                                                     ACCUMULATED
                                                      CAPITAL IN           OTHER                              TOTAL
                                      COMMON STOCK        EXCESS   COMPREHENSIVE  RETAINED  TREASURY   STOCKHOLDER'S  COMPREHENSIVE
(DOLLARS IN MILLIONS)              $1.00 PAR VALUE  OF PAR VALUE   (LOSS) INCOME  EARNINGS     STOCK         EQUITY          INCOME
------------------------------------------------------------------------------------------------------------------------------------

Balance at January 28, 1999                  $ 435        $ 579            $  -     $ 5,027      $(519)      $ 5,522           $801
                                                                                                                               ====
Net earnings                                                                            404                      404           $404
Issuance of 131,099 shares of
  stock for stock options and
  awards                                                     (1)                                     4             3
Merger-related stock option charge                           47                                                   47
Exercise of stock options,
  including tax benefits                         1           30                                                   31
Treasury and fractional share
  retirements                                  (14)        (496)                                   510             -
Shares issued for limited stock
  appreciation rights                            2          (16)                                                 (14)
Stock purchase incentive plan                                 2                                      5             7
Dividends                                                                              (298)                    (298)
----------------------------------- --------------- ------------ ---------------- ---------- ---------- ------------- --------------
Balance at February 3, 2000                    424          145               -       5,133         -          5,702           $404
                                                                                                                               ====
Net earnings                                                                            765                      765           $765
Deferred tax adjustment related to
  stock options                                             (12)                                                 (12)
Exercise of stock options,
  including tax benefits                                      6                                                    6
Stock purchases and retirements -
  18,659,200 shares                            (19)         (92)                       (340)                    (451)
Deferred stock unit plan                                      1                                                    1
Dividends                                                                              (317)                    (317)
----------------------------------- --------------- ------------ ---------------- ---------- ---------- ------------- --------------
Balance at February 1, 2001                    405           48               -       5,241         -          5,694           $765
                                                                                                                               ====
Net earnings                                                                            501                      501           $501
Exercise of stock options,
  including tax benefits                         2           26                                                   28
Deferred stock unit plan                                     19                                                   19
Directors' stock plan                                         1                                                    1
Dividends                                                                              (309)                    (309)
Minimum pension liability,
  adjustment (net of tax of $16)                                            (23)                                 (23)           (23)
Interest rate locks:
  Cumulative effect of adoption of
     new accounting principle (net
     of tax of $3)                                                            5                                    5              5
  Loss on settled contracts (net
     of tax of $1)                                                           (1)                                  (1)            (1)
----------------------------------- --------------- ------------ ---------------- ---------- ---------- ------------- --------------
Balance at January 31, 2002                  $ 407         $ 94            $(19)    $ 5,433     $   -        $ 5,915           $482
=================================== =============== ============ ================ ========== ========== ============= ==============



See Notes to Consolidated Financial Statements


                                         Albertson's, Inc. 2001 Annual Report 18

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(dollars in millions, except per share data)

Business Description and Basis of Presentation

Albertson's, Inc. (the "Company") is incorporated under the laws of the State of Delaware and is the successor to a business founded by J.A. Albertson in 1939. On June 23, 1999, Albertson's, Inc. ("Albertson's" or the "Company") and American Stores Company ("ASC") consummated a merger. Based on sales, the Company is one of the largest retail food and drug chains in the world. As of January 31, 2002, the Company operated 2,421 stores in 33 Western, Midwestern, Eastern and Southern states. Retail operations are supported by 19 major Company distribution operations, strategically located in the Company's operating markets.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include all entities in which the Company has control, including its majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated.


Summary of Significant Accounting Policies

FISCAL YEAR END The Company's fiscal year is generally 52 weeks and periodically consists of 53 weeks because the fiscal year ends on the Thursday nearest to January 31. Unless the context otherwise indicates, reference to a fiscal year of the Company refers to the calendar year in which such fiscal year commences.

USE OF ESTIMATES The preparation of the Company's consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. Some of these estimates require difficult, subjective and/or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from these estimates. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

SEGMENT INFORMATION The Company operates retail food and drug stores. These operations are within a single operating segment and all are within the United States.

DERIVATIVES From time to time, the Company enters into certain derivative transactions allowed by the Company's risk management policy. The Company does not enter into derivative financial instruments for trading purposes. The Company uses derivatives primarily as cash flow hedges to set interest rates for forecasted debt issuances, such as interest rate locks. These contracts are with major financial institutions and are very short-term in nature. The gain or loss on interest rate locks is deferred in other comprehensive income and recognized over the life of the related debt instrument as an adjustment to interest expense.

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


                                         Albertson's, Inc. 2001 Annual Report 19

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

GOODWILL Goodwill resulting from business acquisitions represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method. The practice of amortizing goodwill will be discontinued in Fiscal 2002 with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 (see "Recent Accounting Standards"). Goodwill is principally from the acquisition of Lucky Stores, Inc. in 1988. Accumulated amortization amounted to $708 and $660 in 2001 and 2000, respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND CLOSED STORE RESERVES The Company accounted for the impairment of long-lived assets in accordance with SFAS No. 121 and, beginning in 2002, will account for it in accordance with SFAS No. 144. For assets to be held and used, the Company tests for impairment using undiscounted cash flows and calculates the amount of impairment using discounted cash flows. For assets held for sale, impairment is recognized based on the excess of remaining book value over expected recovery value. The recovery value is the fair value as determined by independent quotes or expected sales prices developed by internal specialists.

For properties to be closed that are under long-term lease agreements, the present value of any remaining liability under the lease, discounted using risk-free rates and net of expected sublease recovery, is recognized as a liability and expensed.

SELF-INSURANCE The Company is primarily self-insured for property loss, workers' compensation and general liability costs. Self-insurance liabilities are determined actuarially based on claims filed and estimates for claims incurred but not reported. The majority of these liabilities are not discounted.

DEFERRED RENT The Company recognizes rent holidays and rent escalations on a straight-line basis over the term of the lease. The deferred rent amount is included in other long-term liabilities and deferred credits on the Company's Consolidated Balance Sheets.

REVENUE RECOGNITION Revenue is recognized at the point of sale for retail sales. Vendor allowances and credits that relate to the Company's buying and merchandising activities are recorded in cost of sales and are recognized as earned according to the underlying agreement. Two forms of agreement exist, one based on volume and the other based on time. Vendor allowances consist primarily of promotional allowances, advertising allowances and, to a lesser extent, slotting allowances. The Company utilizes vendor allowances to fund pricing promotions, advertising expense and slotting expense. The discount earned by customers by using their preferred loyalty card is recorded by the Company as a reduction to sales price. The only income recognized from any in-store rental arrangement is the lease amount received based on space occupied.

STORE OPENING COSTS   Noncapital expenditures  incurred in opening new stores or remodeling existing stores are expensed in the year in which they are incurred.


                                         Albertson's, Inc. 2001 Annual Report 20

ADVERTISING Advertising costs incurred to produce media advertising for major new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Cooperative advertising credits from vendors are recorded in the period in which the related expense is incurred. Gross advertising expenses of $537, $550 and $654, excluding cooperative advertising money received from vendors, were included with cost of sales in the Company's Consolidated Earnings for 2001, 2000 and 1999, respectively.

STOCK-BASED COMPENSATION     SFAS   No.   123,   "Accounting   for   Stock-Based
Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost of stock-based compensation is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to capital in excess of par value.

INCOME TAXES The Company provides for deferred income taxes during the year in accordance with SFAS No. 109. Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be settled or realized. The major temporary differences and their net effect are shown in the "Income Taxes" note to the Consolidated Financial Statements.

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

COMPREHENSIVE INCOME The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income refers to revenues, expenses, gains and losses that are not included in net earnings but rather are recorded directly in stockholders' equity. Items of comprehensive income other than net earnings were insignificant in 2000 and 1999.


Closed Store Reserves

When executive management approves and commits to closing or relocating a store, the transaction is accounted for in accordance with the Company's policy (see "Summary of Significant Accounting Policies"). The following table shows the pre-tax expense, and related reserves, for closed stores and other surplus property:


                                                          LEASE              ASSET
                                                    LIABILITIES        IMPAIRMENTS             TOTAL
--------------------------------------------- ------------------ ------------------ -----------------
Balance at January 29, 1999                                $ 23              $   -              $ 23
--------------------------------------------- ------------------ ------------------ -----------------
         Additions                                            5                  6                11
         Adjustments                                          1                 (2)               (1)
         Utilization                                         (4)                (4)               (8)
--------------------------------------------- ------------------ ------------------ -----------------
Balance at February 3, 2000                                  25                  -                25
--------------------------------------------- ------------------ ------------------ -----------------
         Additions                                            7                 40                47
         Adjustments                                         (2)                                  (2)
         Utilization                                         (8)               (40)              (48)
--------------------------------------------- ------------------ ------------------ -----------------
Balance at February 1, 2001                                  22                  -                22
--------------------------------------------- ------------------ ------------------ -----------------
         Additions                                            4                 16                20
         Adjustments                                         (2)                (2)               (4)
         Adjustments - Restructuring                         23                 28                51
         Utilization                                         (8)               (42)              (50)
--------------------------------------------- ------------------ ------------------ -----------------
Balance at January 31, 2002                                $ 39              $   -              $ 39
============================================= ================== ================== =================



                                         Albertson's, Inc. 2001 Annual Report 21

The restructuring plan (discussed in "Restructuring Plan") included actions to accelerate the disposal of surplus property that included terminating leases through negotiated buyouts and selling owned properties through auctions. The $51 pre-tax restructuring adjustments are the additional charges expected to be incurred as a result of these actions. These charges are included in selling, general and administrative expenses in the Company's Consolidated Earnings. $30 of the reserve balance as of January 31, 2002 is included with accounts payable and the remaining $9 is included with other liabilities and deferred credits in the Company's Consolidated Balance Sheets. For the period ended February 1, 2001, $5 of the reserve balance was included with accounts payable with the remaining $17 included with other liabilities and deferred credits. The related assets are recorded at their estimated fair value, less selling costs, and reported as assets held for sale in the Company's Consolidated Balance Sheets.

Restructuring Plan

On July 17, 2001, the Company's Board of Directors approved a restructuring plan designed to improve future financial results and to drive future competitiveness. The plan includes certain exit costs and employee termination benefits, as described below, that will be incurred within approximately one year of the Board approval date.

         ACTION                                                        STATUS
         ------                                                        ------
         Reduction in administrative and corporate overhead            Substantially complete
         Closing of 165 underperforming retail stores                  80 closed as of year end
         Consolidation and elimination of four division offices        Completed
         Process streamlining                                          Ongoing

As a result of the restructuring plan, the Company recorded pre-tax charges of $509 ($314 after tax or $0.77 per diluted share) made up of $468 restructuring and other and $41 of period costs (including $35 of inventory write-down recorded in cost of sales) for the 52 weeks ended January 31, 2002. The following table presents the pre-tax charges, incurred by category of expenditure, and related restructuring reserve accruals included in the Company's Consolidated Balance Sheets:

                                   EMPLOYEE                         LEASE
                                  SEVERANCE          ASSET    TERMINATION
                                      COSTS    IMPAIRMENTS          COSTS      OTHER      TOTAL
                                ------------ -------------- -------------- ---------- ----------
Additions                              $ 44          $ 396           $ 57       $ 12       $509
Utilization                              33            396              7         12        448
                                ------------ -------------- -------------- ---------- ----------
Balance at January 31, 2002            $ 11          $   -           $ 50       $  -       $ 61
                                ============ ============== ============== ========== ==========

Employee severance costs consist of severance pay, health care continuation costs, and outplacement service costs for employees who participated in the Company's Voluntary Separation Plan and for employees who were terminated or notified of termination under the Company's Involuntary Severance Plan. In accordance with the restructuring plan, 1,341 managerial and administrative positions above store level have been identified for termination. As of January 31, 2002, 995 positions have been terminated.

As part of the Company's restructuring plan, all stores were reviewed utilizing a methodology based on return on invested capital. Based on this review, the Company identified and committed to close and dispose 165 underperforming stores in 25 states. All stores identified for closure were evaluated for lease liability or asset impairment, including goodwill, in accordance with the Company's policy (see "Summary of Significant Accounting Policies"). As of January 31, 2002, 80 stores have been closed.

Assets to be disposed of include land, buildings, equipment, leasehold improvements and inventory for stores and division offices that were included in the restructuring discussed above. These assets are recorded at their estimated fair value, less selling costs, and reported as assets held for sale in the Company's Consolidated Balance Sheets.

Other costs include various expenses related to the Company's decision to exit certain insignificant businesses and the consolidation of the division offices.

Merger, Divestitures and Related Costs

On June 23, 1999, Albertson's, Inc. and American Stores Company consummated a merger with the issuance of 177 million shares of Albertson's common stock (the "Merger"). The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests for accounting and financial reporting purposes.

                                         Albertson's, Inc. 2001 Annual Report 22

Results of operations include $6 of merger-related credits ($4 after tax) for fiscal year 2001, $151 of merger-related charges ($93 after tax) for fiscal year 2000, and $683 of merger-related charges ($529 after tax) for fiscal year 1999. The following table presents the pre-tax charges (credits) incurred by category of expenditure and merger-related accruals included in the Company's Consolidated Balance Sheets:

                                             ASSET                     INTEGRATION
                                       IMPAIRMENTS      SEVERANCE        AND OTHER          TOTAL
                                  ----------------- -------------- ---------------- --------------
Additions                                    $ 264          $ 124            $ 343          $ 731
Adjustments                                    (22)            (7)             (19)           (48)
Utilization                                   (242)           (93)            (315)          (650)
                                  ----------------- -------------- ---------------- --------------
Balance at February 3, 2000                      -             24                9             33
Additions                                       36             21               97            154
Adjustments                                                    (3)                             (3)
Utilization                                    (36)           (35)            (100)          (171)
                                  ----------------- -------------- ---------------- --------------
Balance at February 1, 2001                      -              7                6             13
Additions                                        8              2                5             15
Adjustments                                    (20)            (1)              (1)           (22)
Utilization                                     12             (3)             (10)            (1)
                                  ----------------- -------------- ---------------- --------------
Balance at January 31, 2002                  $   -          $   5            $   -          $   5
                                  ================= ============== ================ ==============

Asset impairments include the loss on disposal of duplicate and abandoned facilities, including administrative offices, intangibles and information technology equipment which were abandoned by the Company. Operations for the year ended January 31, 2002, included $15 of pre-tax credits associated with the reversal of previous impairment charges related to the sale of the American Stores' Tower in Salt Lake City, Utah. The Company closed on the sale of this property on May 15, 2001, thus completing the asset dispositions resulting from the Merger.

Severance consists of retention costs for certain individuals and termination benefit liabilities for 633 individuals who have already been terminated.

Integration and other costs consist primarily of incremental transition and integration costs associated with integrating the operations of Albertson's and ASC and are being expensed as incurred. These include such costs as advertising, labor associated with system conversions and training and relocation costs. Also included are transaction and financing costs which consist primarily of professional fees paid for investment banking, legal, accounting, printing and regulatory filing fees. Financing costs also include the extraordinary loss on extinguishment of debt.

As discussed in the "Stock Options and Stock Awards" note, the Company recorded net pre-tax charges through the first two quarters of 1999 of $47 related to Limited Stock Appreciation Rights ("LSARs"). These charges are included in the integration and other category above. The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated.

The costs of integrating the two companies have resulted in significant nonrecurring charges and incremental expenses. These costs had a significant effect on both 2000 and 1999 results of operations of the Company. Nonrecurring charges and expenses of implementing integration actions were originally estimated to total $700, after income tax benefits. On an after-tax basis, and subsequent to first quarter 1999, the Company has incurred $634 of merger-related costs and does not expect to exceed its original estimate.

Supplemental Cash Flow Information

Selected cash payments and noncash activities were as follows:

                                                                             2001           2000         1999
-------------------------------------------------------------------- ------------- -------------- ------------
Cash payments for income taxes                                              $ 403          $ 549        $ 520
Cash payments for interest, net of amounts capitalized                        296            373          413
Noncash investing and financing activities:
  Capitalized lease obligations incurred                                       79             62           24
  Capitalized lease obligations terminated                                     19              6           14
  Deferred stock units                                                         19              1
  Tax benefits related to stock options                                         4              1           11
  Deferred tax adjustment - related to stock options                            3             12
  Liabilities assumed in connection with asset acquisitions                                                 7

                                         Albertson's, Inc. 2001 Annual Report 23

Store Dispositions

During January 2002 the Company sold 80 New England Osco drugstores for $235 million in a transaction that resulted in a $54 pre-tax one-time gain.


Accounts and Notes Receivable

Accounts and notes receivable, net, consisted of the following:

                                                                    JANUARY 31,     FEBRUARY 1,
                                                                           2002            2001
----------------------------------------------------------------- -------------- ---------------
Trade and other accounts receivable                                       $ 685           $ 578
Current portion of notes receivable                                          40               7
Allowance for doubtful accounts                                             (44)            (38)
----------------------------------------------------------------- -------------- ---------------
                                                                          $ 681           $ 547
================================================================= ============== ===============


Inventories

Approximately 97% of the Company's inventories are valued using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $597 and $591 higher at the end of 2001 and 2000, respectively. Net earnings (basic and diluted earnings per share) would have been higher by $3 ($0.01) in 2001, lower by $14 ($0.03) in 2000, and higher by $18 ($0.04) in 1999. The replacement cost of inventories valued at LIFO approximates FIFO cost.

During 2001 and 2000, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2001 and 2000 purchases. As a result, cost of sales was decreased by $10 in 2001 and $26 in 2000. This increased net earnings (basic and diluted earnings per share) by $6 ($0.01) in 2001 and $15 ($0.04) in 2000.


Land, Buildings and Equipment

Land, buildings and equipment, net, consisted of the following:

                                                                    JANUARY 31,     FEBRUARY 1,
                                                                           2002            2001
----------------------------------------------------------------- -------------- ---------------
Land                                                                    $ 2,105         $ 2,169
Buildings                                                                 5,598           5,418
Fixtures and equipment                                                    5,471           5,491
Leasehold improvements                                                    1,535           1,548
Capitalized leases                                                          326             314
----------------------------------------------------------------- -------------- ---------------
                                                                         15,035          14,940
Accumulated depreciation and amortization                                (5,753)         (5,382)
----------------------------------------------------------------- -------------- ---------------
                                                                        $ 9,282         $ 9,558
================================================================= ============== ===============


Goodwill and Intangibles

Goodwill and intangibles, net, consisted of the following:

                                                                    JANUARY 31,     FEBRUARY 1,
                                                                           2002            2001
----------------------------------------------------------------- -------------- ---------------
Goodwill                                                                $ 2,176         $ 2,220
Intangible assets                                                           346             320
----------------------------------------------------------------- -------------- ---------------
                                                                          2,522           2,540
Accumulated amortization                                                   (883)           (813)
----------------------------------------------------------------- -------------- ---------------
                                                                        $ 1,639         $ 1,727
================================================================= ============== ===============


                                         Albertson's, Inc. 2001 Annual Report 24

Indebtedness

Long-term debt consisted of the following (borrowings are unsecured unless indicated):


                                                                                         JANUARY 31,     FEBRUARY 1,
                                                                                                2002            2001
-------------------------------------------------------------------------------------- -------------- ---------------
2001 Shelf Registration:
   8.0% Debentures due May 1, 2031                                                            $  400
   7.25% Notes due May 1, 2013                                                                   200
1999 Shelf Registration:
   7.5% Notes due February 15, 2011                                                              700          $  700
   8.35% Notes due May 1, 2010                                                                   275             275
   8.7% Debentures due May 1, 2030                                                               225             225
   7.45% Debentures due August 1, 2029                                                           650             650
   6.95% Notes due August 1, 2009                                                                350             350
   6.55% Notes due August 1, 2004                                                                300             300
Prior Authorizations:
   Medium-term notes, due 2013 through 2028, average interest rate of 6.5%                       317             317
   Medium-term notes, due 2007 through 2027, average interest rate of 6.8%                       200             200
   7.75% Debentures due June 15, 2026                                                            200             200
   7.5% Debentures due May 1, 2037                                                               200             200
   8.0% Debentures due June 1, 2026                                                              272             272
   7.9% Debentures due May 1, 2017                                                                95              95
   7.4% Notes due May 15, 2005                                                                   200             200
   Medium-term notes, due 2003 through 2028, average interest rate of 7.0%                       245             245
   9.125% Notes due April 1, 2002                                                                 80              80
Other Long-Term Debt:
   Notes due July 3, 2004, average interest rates of 6.7% and 6.5%, respectively                 200             200
   Industrial revenue bonds, average interest rate of 6.1%                                        11              11
   Secured mortgage notes and other notes payable, average interest rates of 11.0%
     and 9.4%, respectively                                                                       63             104
   Commercial paper and bank lines of credit                                                                   1,153
-------------------------------------------------------------------------------------- -------------- ---------------
                                                                                               5,183           5,777
Current maturities                                                                              (123)            (62)
-------------------------------------------------------------------------------------- -------------- ---------------
                                                                                              $5,060          $5,715
====================================================================================== ============== ===============

As of January 31, 2002, there were no outstanding commercial paper borrowings. The Company has established the necessary credit facilities, through its revolving credit agreements, to refinance outstanding commercial paper and bank line borrowings on a long-term basis. Outstanding borrowings are classified as noncurrent because it is the Company's intent to refinance these obligations on a long-term basis. The effective interest rate for these borrowings during the fiscal year ended January 31, 2002 was 5.04%.

In support of the Company's commercial paper program, the Company had three credit facilities totaling $1,750 during Fiscal 2001. The first agreement for $100 expired in February 2002 and was renewed for an additional year to expire in February 2003. The second agreement for $700 expired in March 2002 and was replaced, based on the Company's revised liquidity requirements, by a $350, 364-day credit agreement. The third agreement for $950 expires in March 2005. All of the credit agreements contain an option which would allow the Company, upon due notice, to convert any outstanding amounts at the expiration dates to term loans. The agreements in place at year end also contain certain covenants, the most restrictive of which requires the Company to maintain consolidated tangible net worth, as defined, of at least $2,100. As of January 31, 2002, the Company's consolidated tangible net worth, as defined, was approximately $4,200. Upon the execution of the $350, 364-day credit agreement, the consolidated tangible net worth threshold increased to $3,000, and an additional covenant was added requiring a fixed charge coverage of at least 2.7 times. As defined in the new agreement, the fixed charge coverage ratio based on 2001 results was
4.2 times. No borrowings were outstanding under the credit facilities as of January 31, 2002, or February 1, 2001.

Albertson's filed a shelf registration statement with the Securities and Exchange Commission (SEC), which became effective on February 13, 2001 ("2001 Registration Statement") to authorize the issuance of up to $3,000 in debt securities. In May 2001 the Company issued $600 of term notes under the 2001 Registration Statement. The notes are composed of $200 of principal bearing interest at 7.25% due May 1, 2013 and $400 of principal bearing interest at 8.0% due May 1, 2031. Proceeds were used primarily to repay borrowings under the Company's commercial paper program.


                                         Albertson's, Inc. 2001 Annual Report 25

Albertson's filed a shelf registration statement with the SEC, which became effective in February 1999 (the "1999 Registration Statement"), to authorize the issuance of up to $2,500 in debt securities. In January 2001 the Company issued the remaining $700 of term notes available under the 1999 Registration
Statement. The $700 principal bears interest at 7.5% and matures February 15, 2011. In May 2000 the Company issued $500 of term notes under the 1999 Registration Statement. The notes are composed of $275 of principal bearing interest at 8.35% due May 1, 2010, and $225 of principal bearing interest at 8.7% due May 1, 2030. In July 1999 the Company issued $1,300 of term notes under the 1999 Registration Statement. The notes are composed of $300 of principal bearing interest at 6.55% due August 1, 2004; $350 of principal bearing interest at 6.95% due August 1, 2009; and $650 of principal bearing interest at 7.45% due August 1, 2029. For all issues, proceeds were used primarily to repay borrowings under the Company's commercial paper program.

In July 1999 the Company negotiated an amendment to a $200 term loan agreement between ASC and a group of commercial banks. The amended loans carry interest based upon a pricing schedule (which averages 6.70%) dependent upon the Company's long-term debt rating, and mature July 3, 2004.

The Company has pledged real estate with a cost of $151 as collateral for mortgage notes which are payable on various schedules, including interest at rates ranging from 6.8% to 16.5%. The notes mature from 2002 to 2019.

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

Following the merger with ASC the Company consolidated several of the commercial paper, bank lines and other financing arrangements. The consolidation of debt included the repayment of outstanding amounts under ASC's revolving credit facilities and other debt containing change of control provisions and the tender for, or open market purchases of, certain higher coupon debt. As a result, certain debt was extinguished during 1999.

Net interest expense was as follows:

                                                             2001         2000          1999
----------------------------------------------------- ------------ ------------ -------------
Debt                                                        $ 408        $ 366         $ 350
Capitalized leases                                             30           27            27
Capitalized interest                                          (23)         (21)          (26)
----------------------------------------------------- ------------ ------------ -------------
Interest expense                                              415          372           351
Bank service charges, net of interest income                   17           13             2
----------------------------------------------------- ------------ ------------ -------------
                                                            $ 432        $ 385         $ 353
===================================================== ============ ============ =============

The scheduled aggregate maturities of debt outstanding at January 31, 2002, are summarized as follows: $123 in 2002, $106 in 2003, $504 in 2004, $202 in 2005,
$3 in 2006 and $4,245 thereafter.


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


                                         Albertson's, Inc. 2001 Annual Report 26

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

The Board of Directors adopted a program on April 25, 2000, authorizing, but not requiring, the Company to purchase and retire up to $500 of the Company's common stock. This program was increased by an additional $1,000 by the Board of Directors on December 6, 2000, for a total of $1,500. The revised program enabled the Company to purchase stock from April 25, 2000 through December 6, 2001. During Fiscal 2000 the Company purchased and retired 18.7 million shares at a total cost of $451 or an average price of $24.15 per share. On December 3, 2001, the Board of Directors adopted a program authorizing, but not requiring, the Company to purchase and retire up to $500 of the Company's common stock from December 6, 2001 through December 31, 2002. No shares were purchased during Fiscal 2001.

Income Taxes

Deferred tax assets and liabilities consist of the following:

                                                                       JANUARY 31,     FEBRUARY 1,
                                                                              2002            2001
-------------------------------------------------------------------- -------------- ---------------
Deferred tax assets (no valuation allowance considered necessary):
   Basis in fixed assets                                                    $  264            $157
   Self-insurance                                                              188             162
   Compensation and benefits                                                   264             238
   Unearned income                                                              18              22
   Other, net                                                                   91             128
-------------------------------------------------------------------- -------------- ---------------
     Total deferred tax assets                                                 825             707
-------------------------------------------------------------------- -------------- ---------------
Deferred tax liabilities:
   Basis in fixed assets and capitalized leases                               (515)           (584)
   Inventories                                                                (126)           (104)
   Compensation and benefits                                                   (59)            (36)
   Other, net                                                                  (24)            (29)
-------------------------------------------------------------------- -------------- ---------------
     Total deferred tax liabilities                                           (724)           (753)
-------------------------------------------------------------------- -------------- ---------------
Net deferred tax assets (liabilities)                                         $101            $(46)
==================================================================== ============== ===============

The change in net deferred tax assets includes total adjustments of $10 for the year ended January 31, 2002, related to stock options of $(3) and other comprehensive income of $13.

The Company has federal and state net operating loss carryforwards of $7 and $32, respectively, that will expire in years 2005 through 2021. Based on management's assessment, it is more likely than not that all of the deferred tax assets associated with the net operating loss carryforwards will be realized; therefore, no valuation allowance is considered necessary.

Income tax expense on continuing operations consists of the following:

                                          2001         2000         1999
---------------------------------- ------------ ------------ ------------
Current:
   Federal                               $ 462        $ 458        $ 476
   State                                    47           40           48
---------------------------------- ------------ ------------ ------------
                                           509          498          524
Deferred:
   Federal                                (124)          10          (47)
   State                                   (13)           1           (5)
---------------------------------- ------------ ------------ ------------
                                          (137)          11          (52)
---------------------------------- ------------ ------------ ------------
                                         $ 372        $ 509        $ 472
================================== ============ ============ ============

                                         Albertson's, Inc. 2001 Annual Report 27

The reconciliations between the federal statutory tax rate and the Company's effective tax rates are as follows:


                                                      2001      PERCENT         2000      PERCENT         1999     PERCENT
---------------------------------------------- ------------ ------------ ------------ ------------ ------------ -----------
Taxes computed at statutory rate                      $306         35.0         $446         35.0         $315        35.0
State income taxes net of federal
  income tax benefit                                    37          4.2           54          4.3           38         4.2
Goodwill amortization                                   27          3.1           21          1.6           22         2.5
Merger-related charges                                                             2          0.2          115        12.8
Other                                                    2          0.3          (14)        (1.1)         (18)       (2.0)
---------------------------------------------- ------------ ------------ ------------ ------------ ------------ -----------
                                                      $372         42.6         $509         40.0         $472        52.5
============================================== ============ ============ ============ ============ ============ ===========


Stock Options and Stock Awards

The Company's stock option and stock award plans (Albertson's, Inc. 1995 Amended and Restated Stock-Based Incentive Plan) (the "1995 Plan") provide for the grant of options to purchase shares of common stock and stock awards. At January 31, 2002, Albertson's had one stock-based incentive plan in effect under which grants could be made with respect to 50 million shares of the Company's common stock. Under this plan, approved by the stockholders most recently in 2001, options and stock awards may be granted to officers and key employees to purchase the Company's common stock. During 1999, the Company's stock-based incentive plan was amended to, among other things, include the grant of options and other awards to non-employee members of the Board of Directors. During 2001, the Company's stock-based incentive plan was amended to, among other things, increase the number of shares allowed by the plan from 30 million to 50 million. Generally, options are granted with an exercise price at not less than 100% of the closing market price on the date of the grant. The Company's options generally become exercisable in installments of 20% per year on each of the first through fifth anniversaries of the grant date or vest 100% on the third anniversary of the grant date and have a maximum term of 7 to 10 years.

DEFERRED  STOCK  UNITS   The Board of  Directors  adopted  a  program  effective
December 6, 2000, which authorized the award of deferred stock units with dividend equivalents paid in cash quarterly under the 1995 Plan to key officers of the Company. Under this program, 900,800 of the units will be distributed in stock on December 5, 2003, if the applicable officers are still employed as an officer of the Company on that date, unless otherwise deferred by those officers. The Company is recognizing this expense over the three-year service period. Additional grants were made during Fiscal 2001 to key officers of the Company of which 788,670 of the units will be distributed in a manner elected by the participant on a date after said participant ceases to be an officer of the Company. 8,000 of the units will be distributed in stock on September 17, 2002 and on each September 17th for the next four years, unless otherwise deferred. 8,000 of the units will be distributed in stock on November 19, 2002 and on each November 19th for the next four years, unless otherwise deferred. 21,243 of the units will be distributed in stock on December 3, 2002 and on each December 3rd for the next three years and 21,245 of the units will be distributed in stock on December 3, 2006, unless otherwise deferred.

VARIABLE ACCOUNTING TREATMENT FOR OPTION PLANS In the first quarter of 1999, a market price adjustment of $29 was recorded as a reduction of pre-tax merger-related costs to reflect a decline in the relevant stock price at the end of the first fiscal quarter relative to LSARs. The actual change of control price used to measure the value of these exercised LSARs became determinable at the date the Merger was consummated and resulted in no further adjustments. Upon Merger consummation, the change of control price was $53.77 per share, resulting in the issuance of approximately 1.7 million Albertson's shares.

LSARs relating to approximately 4.0 million equivalent stock options became exercisable upon regulatory approval of the merger with ASC, which resulted in recognition of an additional pre-tax charge of $76 in the second quarter of Fiscal 1999. This charge was based upon a change of control price of $56.96 per share, which included an adjustment factor for the early termination of the LSAR feature. A total of 0.8 million Albertson's shares were issued in satisfaction of those options for which the LSAR feature was elected and the remaining options were converted into options to acquire approximately 1.2 million Albertson's shares.


                                         Albertson's, Inc. 2001 Annual Report 28

STOCK OPTIONS - A summary of shares reserved for outstanding options as of the fiscal year end, changes during the year and related weighted average exercise price is presented below (shares in thousands):

                                               JANUARY 31, 2002            FEBRUARY 1, 2001          FEBRUARY 3, 2000
                                          ---------------------------- ------------------------- -------------------------
                                                  SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
----------------------------------------- --------------- ------------ ------------ ------------ ------------ ------------
Outstanding at beginning of year                  25,290      $ 32.79       18,015      $ 38.34        9,989      $ 35.01
Granted                                            6,406        32.64        8,683        21.78       12,536        39.76
Exercised                                         (1,303)       22.71         (287)       21.54       (3,907)       33.00
Forfeited                                         (2,348)       34.70       (1,121)       39.58         (603)       39.43
----------------------------------------- --------------- ------------ ------------ ------------ ------------ ------------
Outstanding at end of year                        28,045      $ 33.06       25,290      $ 32.79       18,015      $ 38.34
========================================= =============== ============ ============ ============ ============ ============
Options exercisable at end of year                11,414      $ 35.67        7,251      $ 37.14        5,640      $ 35.44
========================================= =============== ============ ============ ============ ============ ============

As of January 31, 2002, there were 20 million shares of Company common stock reserved for the granting of additional options and stock awards.

The following table summarizes options outstanding and options exercisable as of January 31, 2002, and the related weighted average remaining contractual life (years) and weighted average exercise price (shares in thousands):

                                          OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                               ------------------------------------------ ---------------------------
                                        SHARES     REMAINING                      SHARES
OPTION PRICE PER SHARE             OUTSTANDING          LIFE       PRICE     EXERCISABLE       PRICE
------------------------------ ---------------- ------------- ----------- --------------- -----------
$ 16.87  - $ 22.63                       7,139           8.8     $ 21.66           1,821     $ 21.59
  24.31  -   34.87                      13,629           8.3       31.42           4,541       30.24
  35.00  -   45.94                       2,601           4.7       40.43           2,601       40.43
  47.00  -   51.19                       4,676           7.4       51.15           2,451       51.11
------------------------------ ---------------- ------------- ----------- --------------- -----------
$ 16.87  - $ 51.19                      28,045           7.9     $ 33.06          11,414     $ 35.67
============================== ================ ============= =========== =============== ===========

The weighted average fair value at date of grant for Albertson's options granted during 2001, 2000, and 1999 was $6.61, $7.35, and $10.42 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                               2001         2000         1999
----------------------------------- ----------------- ------------ ------------
Expected life (years)                           3.0          3.0          3.0
Risk-free interest rate                        3.62%        5.46%        5.96%
Volatility                                    30.09        54.83        37.03
Dividend yield                                 2.33         3.49         1.81

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost been determined based on the fair value at the grant date consistent with the provisions of this statement, the Company's pro forma net earnings and earnings per share would have been as follows:

                                            2001         2000         1999
------------------------------------ ------------ ------------ ------------
Net earnings:
   As reported                             $ 501        $ 765        $ 404
   Pro forma                                 472          738          375
Basic earnings per share:
   As reported                              1.23         1.83         0.96
   Pro forma                                1.16         1.77         0.89
Diluted earnings per share:
   As reported                              1.23         1.83         0.95
   Pro forma                                1.16         1.76         0.89

The 2001 and 2000 pro forma net earnings resulted from reported net earnings less pro forma after-tax compensation expense. The 1999 pro forma earnings of $375 resulted from reported net earnings of $404, less the 1999 pro forma after-tax compensation expense of $67 ($49 of which related to an adjustment for the acceleration of unamortized compensation expense for the stock options granted prior to 1999 which vested in connection with the merger with ASC) and the elimination of net merger-related after-tax stock option charges of $38 included with as-reported net earnings. The pro forma effect on net earnings is not representative of the pro forma effect on net earnings in future years.

                                         Albertson's, Inc. 2001 Annual Report 29

Employee Benefit Plans

Substantially all employees working over 20 hours per week are covered by retirement plans. Union employees participate in multi-employer retirement plans under collective bargaining agreements. The Company sponsors both defined benefit and defined contribution plans.

The Albertson's Salaried Employees Pension Plan and Albertson's Employees Corporate Pension Plan are funded, qualified, defined benefit, noncontributory plans for eligible Albertson's employees who are 21 years of age with one or more years of service and (with certain exceptions) are not covered by collective bargaining agreements. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation. The Company's funding policy for these plans is to contribute the amount necessary to meet the funding requirements as defined by the Internal Revenue Code.

The Company also sponsors the Albertson's Savings and Retirement Estates ("ASRE") Plan (formerly the American Stores Retirement Estates Plan) which is a defined contribution retirement plan. ASRE was originally authorized by the ASC Board of Directors for the purpose of providing retirement benefits for employees of ASC and its subsidiaries. During 1999, ASRE was authorized by Albertson's Board of Directors to provide retirement benefits for all qualified employees of the Company and its subsidiaries. In conjunction with the authorization of ASRE, the company-sponsored defined benefit plans were amended to close the plans to future new entrants. Future accruals for participants in the defined benefit plans are offset by the value of Company profit sharing contributions to the new defined contribution plan.

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

All Company contributions to ASRE and the company-sponsored 401(k) plan are made at the discretion of the Board of Directors. The total amount contributed by the Company is included with the ASRE defined contribution plan expense.

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

Net periodic benefit (income) expense for defined benefit plans is determined using assumptions as of the beginning of each year. The projected benefit obligation and related funded status are determined using assumptions as of the end of each year. Assumptions used at the end of each year for the company-sponsored defined benefit pension plans were as follows:

                                                           2001         2000         1999
---------------------------------------------------- ------------ ------------ ------------
Weighted-average discount rate                             6.75%        7.15%        7.50%
Annual salary increases                               3.70-4.50    3.70-4.50    4.35-4.50
Expected long-term rate of return on assets                9.00         9.50         9.50

Net periodic benefit (income) expense for company-sponsored defined benefit pension plans was as follows:

                                                           2001         2000         1999
---------------------------------------------------- ------------ ------------ ------------
Service cost - benefits earned during the period           $ 11         $ 14         $ 45
Interest cost on projected benefit obligations               35           32           34
Expected return on assets                                   (48)         (55)         (49)
Amortization of prior service cost                           (7)           5
Recognized net actuarial (gain) loss                                      (4)           1
---------------------------------------------------- ------------ ------------ ------------
                                                           $ (9)        $ (8)        $ 31
==================================================== ============ ============ ============



                                         Albertson's, Inc. 2001 Annual Report 30

The following table sets forth the funded status of the company-sponsored defined benefit pension plans:

                                                                      JANUARY 31,      FEBRUARY 1,
                                                                             2002             2001
------------------------------------------------------------------ --------------- ----------------
Change in projected benefit obligation:
 Beginning of year benefit obligation                                       $ 495            $ 423
 Service cost                                                                  11               14
 Interest cost                                                                 35               32
 Actuarial loss                                                                41               29
 Amendments                                                                                     11
 Benefits paid                                                                (15)             (14)
------------------------------------------------------------------ --------------- ----------------
 End of year benefit obligation                                               567              495
------------------------------------------------------------------ --------------- ----------------
Change in plan assets:
 Plan assets at fair value at beginning of year                               537              582
 Actual return on plan assets                                                 (57)             (32)
 Employer contributions                                                         1                1
 Benefit payments                                                             (15)             (14)
------------------------------------------------------------------ --------------- ----------------
 Plan assets at fair value at end of year                                     466              537
------------------------------------------------------------------ --------------- ----------------
Funded status                                                                (101)              42
Unrecognized net loss                                                         165               19
Unrecognized prior service cost                                               (71)             (79)
Additional minimum liability                                                  (67)              (1)
------------------------------------------------------------------ --------------- ----------------
Net accrued pension cost                                                    $ (74)           $ (19)
------------------------------------------------------------------ --------------- ----------------
Prepaid pension cost included with other assets                             $  25            $  16
Accrued pension cost included with other long-term liabilities                (99)             (35)
------------------------------------------------------------------ --------------- ----------------
Net accrued pension cost                                                    $ (74)           $ (19)
================================================================== =============== ================

At January 31, 2002, the accumulated benefit obligation exceeded the fair value of the plans' assets in the Albertson's Employees Corporate Pension Plan and the Executive Pension Makeup Plan. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets; any portion of such additional liability which is in excess of the plan's prior service cost is a component of other comprehensive income and is reflected in stockholders' equity, net of related tax benefit. Accordingly, at January 31, 2002, a liability of $67 was included in other long-term liabilities, an intangible asset equal to the prior service cost of $28 was included in other assets, and a charge of $23 net of deferred taxes of $16 was reflected as a minimum pension liability adjustment in other comprehensive income under stockholders' equity in the Company's Consolidated Balance Sheets.

The following table summarizes the projected benefit obligation, accumulated benefit obligation, and plan assets of the individual plans that have a projected benefit obligation in excess of plan assets:


                                                        JANUARY 31,      FEBRUARY 1,
                                                               2002             2001
---------------------------------------------------- --------------- ----------------
Projected benefit obligation:
  Albertson's Employees Corporate Pension Plan                 $331             $289
  Executive Pension Makeup Plan                                  20               18
Accumulated benefit obligation:
  Albertson's Employees Corporate Pension Plan                  330              288
  Executive Pension Makeup Plan                                  20               16
Plan assets (fair market value):
  Albertson's Employees Corporate Pension Plan                  250              285

Assets of the two funded Company defined benefit pension plans are invested in directed trusts. Assets in the directed trusts are invested in common stocks (including $52 of the Company's common stock at January 31, 2002 and February 1,
2001), U.S. government obligations, corporate bonds, international equity funds, real estate and money market funds.


                                         Albertson's, Inc. 2001 Annual Report 31

The Company also contributes to various plans under industrywide collective bargaining agreements, primarily for defined benefit pension plans. Total contributions to these plans were $49 for 2001, $58 for 2000, and $98 for 1999.

Retirement plans expense was as follows:

                                                  2001         2000         1999
------------------------------------------ ------------ ------------ ------------
Defined benefit pension plans                   $  ( 9)       $  (8)       $  31
ASRE defined contribution plan                     154          155          110
Multi-employer plans                                49           58           98
------------------------------------------ ------------ ------------ ------------
                                                $  194        $ 205        $ 239
========================================== ============ ============ ============

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

                                                  2001         2000         1999
------------------------------------------ ------------ ------------ ------------
Service cost                                       $ 3          $ 3          $ 3
Interest cost                                        4            4            4
Amortization of unrecognized gain                   (1)          (1)          (1)
------------------------------------------ ------------ ------------ ------------
                                                   $ 6          $ 6          $ 6
========================================== ============ ============ ============

The following table sets forth the funded status of the company-sponsored postretirement health and life insurance benefit plans:

                                                                                              JANUARY 31,    FEBRUARY 1,
                                                                                                     2002           2001
------------------------------------------------------------------------------------------- -------------- --------------
Change in accumulated benefit obligation:
   Beginning of year benefit obligation                                                             $  66          $  62
   Service cost                                                                                         3              3
   Interest cost                                                                                        4              4
   Plan participants' contributions                                                                    12             10
   Actuarial loss                                                                                       2              2
   Benefits paid                                                                                      (16)           (15)
-------------------------------------------------------------------------------------------- -------------- --------------
   End of year benefit obligation                                                                      71             66
-------------------------------------------------------------------------------------------- -------------- --------------
Plan assets activity:
   Employer contributions                                                                               5              5
   Plan participants' contributions                                                                    12             10
   Benefit payments                                                                                   (17)           (15)
-------------------------------------------------------------------------------------------- -------------- --------------
Funded status                                                                                         (71)           (66)
Unrecognized net gain                                                                                 (10)           (16)
-------------------------------------------------------------------------------------------- -------------- --------------
Accrued postretirement benefit obligations included with other long-term liabilities                $ (81)         $ (82)
============================================================================================ ============== ==============
Discount rates as of end of year                                                                     6.75%          7.15%
-------------------------------------------------------------------------------------------- -------------- --------------

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for plans covering ASC retirees for 2001 and is expected to remain at that level thereafter. For the ASC defined dollar plan, no future increases in the subsidy level were assumed. Annual rates of increases in health care costs are not applicable in the calculation of the Albertson's benefit obligation because Albertson's contribution is a fixed amount per participant.

With the exception of the plans covering ASC grandfathered retirees, all postretirement plans are contributory, with participants' contributions adjusted annually. The accounting for the health care plans anticipates that the Company will not increase its contribution for health care benefits for non-grandfathered retirees in future years.

                                         Albertson's, Inc. 2001 Annual Report 32

Since the subsidy levels for the Albertson's and the ASC defined dollar plans are fixed and the proportion of grandfathered ASC retirees is small, a health care cost trend increase or decrease has no material impact on the accumulated postretirement benefit obligation or the postretirement benefit expense.

SFAS No. 112, "Employers' Accounting for Postemployment Benefits" requires employers to recognize an obligation for benefits provided to former or inactive employees after employment but before retirement. The Company is self-insured for certain of its employees' short-term and long-term disability plans which are the primary benefits paid to inactive employees prior to retirement.

During 2001, a plan amendment made to the Company's long-term disability plan changed the salary continuation feature from a cumulative benefit based on years of service to a set percentage of salary benefit. This amendment resulted in a reduction of the obligation by $36, which was recognized immediately in accordance with the Company's policy for plan amendments. Following is a summary of the obligation for postemployment benefits included in the Company's Consolidated Balance Sheets:

                                                    JANUARY 31,    FEBRUARY 1,
                                                           2002           2001
------------------------------------------------- -------------- --------------
Included with salaries and related liabilities             $ 12           $ 12
Included with other long-term liabilities                    54             74
------------------------------------------------- -------------- --------------
                                                           $ 66           $ 86
================================================= ============== ==============

The Company also contributes to various plans under industrywide collective bargaining agreements which provide for health care benefits to both active employees and retirees. Total contributions to these plans were $362 for 2001, $286 for 2000, and $316 for 1999.


Employment Contracts

The Company has entered into employment contracts with certain executives for periods up to three years (and ten years for the Chairman of the Board and Chief Executive Officer). The agreements include specified amounts for signing bonus, base salary, annual bonus payments, stock option awards and deferred stock unit awards. In the event of termination of employment without cause, the executive would be entitled to certain guaranteed payments and the vesting of stock awards.

In addition, as part of the merger with ASC, the Company has entered into retention agreements with certain executives under which they are paid an annual retention bonus if they continue to be employed by the Company through June 2002.


Leases

The Company leases a portion of its real estate. The typical lease period is 20 to 30 years and most leases contain renewal options. Exercise of such options is dependent on the level of business conducted at the location. In addition, the Company leases certain equipment. Some leases contain contingent rental provisions based on sales volume at retail stores or miles traveled for trucks. Capitalized leases are calculated using interest rates appropriate at the inception of each lease. Following is an analysis of the Company's assets under capitalized leases, $12 of real estate and equipment is included in assets held for sale at January 31, 2002:


                                                  JANUARY 31,    FEBRUARY 1,
                                                         2002           2001
----------------------------------------------- -------------- --------------
Real estate and equipment                                $338           $314
Accumulated amortization                                 (112)          (132)
----------------------------------------------- -------------- --------------
                                                         $226           $182
=============================================== ============== ==============



                                         Albertson's, Inc. 2001 Annual Report 33

Future minimum lease payments for noncancelable  operating leases (which exclude
the  amortization  of  acquisition-related  fair  value  adjustments),   related
subleases and capital leases at January 31, 2002, are as follows:

                                                  OPERATING                   CAPITAL
                                                     LEASES    SUBLEASES       LEASES
----------------------------------------------- ------------ ------------ ------------
2002                                                 $  333       $ (43)        $  45
2003                                                    332         (36)           42
2004                                                    318         (29)           40
2005                                                    292         (19)           37
2006                                                    267         (15)           37
Remainder                                             2,264         (61)          467
----------------------------------------------- ------------ ------------ ------------
Total minimum obligations (receivables)              $3,806       $(203)          668
=============================================== ============ ============
Interest                                                                         (378)
----------------------------------------------- ------------ ------------ ------------
Present value of net minimum obligations                                          290
Current portion                                                                   (14)
----------------------------------------------- ------------ ------------ ------------
Long-term obligations at January 31, 2002                                       $ 276
=============================================== ============ ============ ============

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

Rent  expense   under   operating   leases,   excluding  the   amortization   of
acquisition-related fair value adjustments of $13 in 2001, and $14 in 2000 and 1999, was as follows:

                                              2001         2000         1999
-------------------------------------- ------------ ------------ ------------
Minimum rent                                 $ 375        $ 369        $ 330
Contingent rent                                 28           30           29
-------------------------------------- ------------ ------------ ------------
                                               403          399          359
Sublease rent                                  (94)         (97)         (58)
-------------------------------------- ------------ ------------ ------------
                                             $ 309        $ 302        $ 301
====================================== ============ ============ ============

Related Party Transactions

In the normal course of business, Albertson's has entered into leases for 9 stores and 2 office locations ($3 of rent paid during Fiscal 2001), purchased a piece of land ($2 during Fiscal 2001), purchased inventory for resale ($82 during Fiscal 2001), and engaged consulting services (insignificant) from entities that have a relationship with certain members of the Company's Board of Directors. All of the foregoing transactions were conducted at competitive rates.

The Company has made loans to certain executive officers in connection with their relocation. As of January 31, 2002, the amounts outstanding were insignificant.

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

                                                    JANUARY 31,    FEBRUARY 1,
                                                           2002           2001
------------------------------------------------- -------------- --------------
Fair value                                              $ 5,516        $ 4,470
Carrying amount                                           5,183          4,624

                                         Albertson's, Inc. 2001 Annual Report 34

Environmental

The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks and groundwater contamination at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). The Company conducts an ongoing program for the inspection and evaluation of new sites proposed to be acquired by the Company and the remediation/monitoring of contamination at existing and previously owned sites. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws, in excess of current reserves, will not have a material adverse effect on the financial condition of the Company. Charges against earnings for environmental remediation were not material in 2001, 2000 or 1999.



Legal Proceedings

In April 2000 a class action complaint was filed against Albertson's as well as American Stores Company, American Drug Stores, Inc., Sav-on Drug Stores, Inc. and Lucky Stores, Inc., wholly owned subsidiaries of the Company, in the Superior Court for the County of Los Angeles, California (Mario Gardner, et al.
v. American  Stores  Company,  Albertson's,  Inc.,  American Drug Stores,  Inc.,
Sav-on Drug Stores, Inc. and Lucky Stores, Inc.) seeking recovery of overtime due to plaintiffs' allegation that they were improperly classified as exempt under California law. A class action with respect to Sav-on Drug assistant managers was certified by the court. A case with very similar claims, also involving the assistant drug managers and operating managers, was filed against the Company's subsidiary Sav-on Drug Stores, Inc. in Los Angeles Superior Court (Rocher, Dahlin et al. v. Sav-on Drug Stores, Inc.) and was also certified as a class action. Subsequent to year end, the Court of Appeal of the State of California, Second Appellate District reversed the Rocher class certification, leaving only two plaintiffs. The Company will now seek decertification of the Gardner class. The Company has strong defenses against these lawsuits, and is vigorously defending them. Although these lawsuits are subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect the ultimate resolution of these actions to have a material adverse effect on the Company's financial condition.

In August 2000 a class action complaint was filed against Jewel Food Stores, Inc., an indirect wholly owned subsidiary of the Company, in the Circuit Court of Cook County, Illinois (Maureen Baker, et al. v. Jewel Food Stores, Inc. and Dominick's Supermarkets, Inc., Case No. 00L 009664) alleging milk price fixing. On December 21, 2001, the Company's motion for summary judgment was denied, and the Company has appealed this denial. The Company has strong defenses against this lawsuit, and is vigorously defending it. Although this lawsuit is subject to the uncertainties inherent in the litigation process, based on the information presently available to the Company, management does not expect the ultimate resolution of this action to have a material adverse effect on the Company's financial condition.

An agreement has been reached, and court approval granted, to settle eight purported class and/or collective actions which were consolidated in the United States District Court in Boise, Idaho, which raised various issues including "off the clock" work allegations and allegations regarding certain salaried grocery managers' exempt status. Under the settlement agreement, current and former employees who meet eligibility criteria may present their claims to a settlement administrator. Additionally, current and former grocery managers employed in the state of California may present their exempt status claims to a settlement administrator. While the Company cannot specify the exact number of individuals who are likely to submit claims and the exact amount of their claims, the $37 pre-tax ($22 after-tax) charge recorded by the Company in 1999 is the Company's current estimate of the total monetary liability, including attorney fees, for all eight cases. During the first quarter of 2001 this liability was reduced by an $18 cash payment for legal expenses.

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


                                         Albertson's, Inc. 2001 Annual Report 35

Recent Accounting Standards

Effective February 2, 2001, the Company adopted SFAS No. 133 as amended, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivative financial instruments to be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. The cumulative effect of adoption of SFAS No. 133 as it relates to interest rate locks was a $5 gain (net of taxes). Losses on contracts settled during 2001 amounted to $1 (net of taxes). These amounts are reported in other comprehensive income in the accompanying Consolidated Stockholders' Equity. The amounts reclassified from other comprehensive income to interest expense for 2001 and the expected reclassifications for 2002 are insignificant.

In June 2001 the Financial Accounting Standards Board (FASB) issued two new pronouncements SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, which is effective for acquisitions initiated after June 30, 2001, prohibits the use of the pooling-of-interest method for business combinations and establishes the accounting and financial reporting requirements for business combinations accounted for by the purchase method. Adoption of this standard had no effect on the financial statements of the Company. SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. SFAS No. 142 became effective for Albertson's on February 1, 2002. In accordance with the provisions of SFAS No. 142, the Company will complete the analysis of goodwill and other intangible assets for impairment no later than August 1, 2002, and will record any required impairment by the end of 2002. The Company is currently evaluating the impact of the new accounting standard on existing goodwill and other intangible assets. The ultimate impact of the new accounting standard has yet to be determined. The net book value of goodwill was $1,468 and $1,560 as of January 31, 2002 and February 1, 2001, respectively. Goodwill amortization expense of $56, $57, and $58 was recorded in 2001, 2000, and 1999, respectively, and will no longer be recorded in subsequent fiscal years.

In July 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 will become effective for Albertson's on January 31, 2003. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently analyzing the effect that this standard will have on its financial statements, but believes it will not have a significant effect on the financial statements of the Company.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 which replaces SFAS No. 121 and APB No. 30, became effective for Albertson's on February 1, 2002. This Statement retains the requirements to (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. This Statement removes goodwill from its scope, eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment. This Statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset or distributed to owners in a spin-off, be considered held and used until it is disposed of. This Statement requires the accounting model for long-lived assets to be disposed of by sale, be used for all long-lived assets, whether previously held and used or newly acquired. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. This Statement broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company is currently analyzing the effect that this standard will have on its financial statements and believes it will require additional disclosures but will not have a significant effect on the operating results of the Company.

Emerging Issues Task Force ("EITF") Issue Nos. 00-14, "Accounting for Certain Sales Incentives;" 00-22, "Accounting for Points and Other Time-Based or Volume-Based Sales and Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future;" and 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer" address the appropriate accounting for certain vendor contracts and loyalty programs. The Company's accounting procedures are in compliance with the accounting requirements called for by these Issues.


                                         Albertson's, Inc. 2001 Annual Report 36

Computation of Earnings Per Share
                                                             2001                   2000                    1999
--------------------------------------------------- ----------------------- ---------------------- -----------------------
                                                      DILUTED       BASIC    DILUTED       BASIC     DILUTED       BASIC
                                                    ----------- ----------- ---------- ----------- ----------- -----------
Net earnings                                             $501        $501       $765        $765        $404        $404
                                                         ====        ====       ====        ====        ====        ====

Weighted average common shares outstanding                406         406        418         418         422         422
                                                                      ===                    ===                     ===
Common share equivalents                                    2                     -                        1
                                                         ----                   ----                    ----

Weighted average shares outstanding                       408                    418                     423
                                                         ====                   ====                    ====
Earnings per common share and common share
    equivalent:                                         $1.23       $1.23      $1.83       $1.83       $0.95       $0.96
                                                        =====       =====      =====       =====       =====       =====

Calculation Of Common Share Equivalents:
    Options to purchase common shares                      17                      2                       6
    Common shares assumed purchased with
       potential proceeds                                 (15)                    (2)                     (5)
                                                          ---                    ---                     ---
    Common share equivalents                                2                     -                        1
                                                          ===                    ===                     ===

Calculation Of Common Shares Assumed
 Purchased With Potential Proceeds:
    Potential proceeds from exercise of options
       to purchase common shares                         $455                   $ 52                    $242
    Common stock price used under the treasury
       stock method                                    $31.12                 $27.99                  $46.18
    Common shares assumed purchased with
       potential proceeds                                  15                      2                       5


Outstanding options excluded in 2001, 2000 and 1999 (option price exceeded the average market price during the period) amounted to 9.4 million shares,
16.6 million shares, and 3.5 million shares, respectively.


Subsequent Event

On March 13, 2002, the Company announced a second phase in its restructuring process. The Company intends to completely exit four underperforming markets:
Memphis, Tennessee; Nashville, Tennessee; Houston, Texas; and San Antonio, Texas. These market exits will occur through a combination of store closures and store sales and involve a total of 95 stores. In connection with this action, the number of division offices will be reduced from 15 to 11 and the Tulsa, Oklahoma and Houston, Texas distribution facilities will be sold or closed. Albertson's expects to record nonrecurring pre-tax charges of approximately $580, primarily related to asset impairments in this restructuring plan. This $580 total includes approximately $510 in noncash charges. The disposition of all the assets related to this restructuring plan should generate net positive pre-tax cash flow of about $180.

Albertson's recently announced the sale of the Tulsa, Oklahoma distribution facility, as mentioned above, to Fleming Companies, Inc. This sales agreement also includes a long-term supply arrangement under which Fleming will provide procurement and distribution services for Albertson's Oklahoma and Nebraska stores.



                                         Albertson's, Inc. 2001 Annual Report 37

INDEPENDENT
AUDITORS' REPORT




Deloitte
& Touche


The Board of Directors and Stockholders of Albertson's, Inc.:


We have audited the accompanying consolidated balance sheets of Albertson's, Inc., and subsidiaries as of January 31, 2002 and February 1, 2001, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Albertson's, Inc., and subsidiaries at January 31, 2002 and February 1, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.










         Deloitte & Touche LLP
         Boise, Idaho
         March 15, 2002



                                         Albertson's, Inc. 2001 Annual Report 38

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

To help fulfill its responsibility, management maintains a system of internal controls, including an internal audit department, designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in the Company's records. This system is continually reviewed, improved, and modified in response to changing conditions and operations, and to recommendations made by the independent auditors and internal auditors. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed benefits expected to be derived from the system. The Company believes that its long-standing emphasis on the highest standards of conduct and ethics, set forth in comprehensive written policies, serves to reinforce its system of internal controls.

Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America to independently assess the fair presentation of the Company's financial position, results of operations and cash flows.

The Audit/Finance Committee of the Board of Directors, composed entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Audit/Finance Committee meets with internal and external auditors at least four times per year to review audit plans and audit results. This provides internal and external auditors direct access to the Board of Directors.

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










         Larry Johnston                         Felicia Thornton
         Chairman of the Board &                Executive Vice President &
         Chief Executive Officer                Chief Financial Officer


                                         Albertson's, Inc. 2001 Annual Report 39

FIVE-YEAR SUMMARY
OF SELECTED FINANCIAL DATA

                                                     52 WEEKS         52 WEEKS         53 WEEKS          52 WEEKS        52 WEEKS
                                                  JANUARY 31,      FEBRUARY 1,      FEBRUARY 3,       JANUARY 28,     JANUARY 29,
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)             2002             2001             2000              1999            1998
------------------------------------------------- --------------- ---------------- ---------------- ---------------- ---------------
Operating Results:
Sales                                                $ 37,931         $ 36,762         $ 37,478          $ 35,872        $ 33,828
Earnings before extraordinary item                        501              765              427               801             797
Extraordinary item                                                                          (23)
Net earnings                                              501              765              404               801             797
Net earnings as a percent to sales                       1.32%            2.08%            1.08%             2.23%           2.36%

Common Stock Data:
Earnings per share before extraordinary item:
   Basic                                               $ 1.23           $ 1.83           $ 1.01            $ 1.91          $ 1.89
   Diluted                                               1.23             1.83             1.00              1.90            1.88
Extraordinary item:
   Basic                                                                                  (0.05)
   Diluted                                                                                (0.05)
Earnings per share:
   Basic                                                 1.23             1.83             0.96              1.91            1.89
   Diluted                                               1.23             1.83             0.95              1.90            1.88

Cash dividends per share:
   Albertson's, Inc.                                     0.76             0.76             0.72              0.68            0.64
   American Stores Company equivalent                                                      0.14              0.57            0.56

Financial Position:
Total assets                                         $ 15,967         $ 16,078         $ 15,719          $ 15,131        $ 13,767
Long-term debt and capitalized lease obligations        5,336            5,942            4,990             5,108           4,333

Other Year End Statistics:
Number of stores                                        2,421            2,512            2,492             2,564           2,435

All fiscal years consist of 52 weeks, except for 1999 which is a 53-week year.

2001 operating results included pre-tax restructuring charges of $560 ($345 after tax or $0.85 per share), pre-tax gain of $54 ($32 after tax or $0.08 per share) on sale of New England Osco drugstores, pre-tax credit for amendment to benefit plans of $36 ($21 after tax or $0.05 per share), pre-tax charge for management changes of $9 ($6 after tax or $0.01 per share), and pre-tax merger-related credits of $6 ($4 after tax or $0.01 per share). Restructuring charges included severance, the write-down of assets to net realizable value and lease termination costs. Merger-related credits included a credit for a reversal of a prior impairment charge as well as charges for severance, the write-down of other assets to net realizable value and integration costs.

2000 operating results included pre-tax merger-related charges of $151 ($93 after tax or $0.22 per share), and a pre-tax charge of $20 ($12 after tax or $0.03 per share) for an impairment - lease contingency. Merger-related charges included severance, the write-down of assets to net realizable value and integration costs.

1999 operating results included pre-tax merger-related charges of $683 ($529 after tax or $1.25 per share), and a pre-tax charge of $37 ($22 after tax or $0.05 per share) for a litigation settlement. Merger-related charges included severance, the write-down of assets to net realizable value, transaction and financing costs, integration costs and stock option charges.

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


                                         Albertson's, Inc. 2001 Annual Report 40

QUARTERLY FINANCIAL DATA
(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA - UNAUDITED)         FIRST       SECOND        THIRD       FOURTH          YEAR
---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------
2001
Sales                                                          $ 9,331      $ 9,577      $ 9,363      $ 9,660      $ 37,931
Gross profit                                                     2,658        2,680        2,655        2,783        10,776
Operating profit (loss)                                            435         (135)         417          596         1,313
Net earnings (loss)                                                186         (151)         176          290           501
Earnings (loss) per share:
   Basic                                                          0.46        (0.37)        0.43         0.71          1.23
   Diluted                                                        0.46        (0.37)        0.43         0.71          1.23
---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------
2000
Sales                                                          $ 9,013      $ 9,214      $ 8,991      $ 9,544      $ 36,762
Gross profit                                                     2,516        2,642        2,553        2,722        10,433
Operating profit                                                   376          421          384          481         1,662
Net earnings                                                       179          194          172          220           765
Earnings per share:
   Basic                                                          0.42         0.46         0.41         0.54          1.83
   Diluted                                                        0.42         0.46         0.41         0.54          1.83
---------------------------------------------------------- ------------ ------------ ------------ ------------ -------------

During 2001, operating results of quarters two, three, and four were affected by pre-tax restructuring charges totaling $560 ($345 after tax). Restructuring charges included severance, the write-down of assets to net realizable value and lease termination costs. First quarter 2001 included a pre-tax one-time charge of $9 ($6 after tax) for management changes. Fourth quarter 2001 included a pre-tax gain of $54 ($32 after tax) for the sale of New England Osco drugstores and a pre-tax credit of $36 ($21 after tax) for an amendment in the Company's disability benefit plans. During 2001 and 2000 all quarters' operating results were affected by merger-related charges and credits. Net pre-tax merger-related credits totaling $6 ($4 after tax) were recorded during 2001 and net pre-tax charges of $151 ($93 after tax) were recorded in 2000. Merger-related charges included severance, the write-down of assets to net realizable value and integration costs. First quarter 2000 included a pre-tax charge of $20 ($12 after tax) for an impairment - lease contingency. The following table reflects the net earnings (loss) and earnings per share (EPS) effect of these items.

                            FIRST               SECOND                THIRD               FOURTH              ANNUAL
                      ------------------- -------------------- -------------------- ------------------- --------------------
                          NET        EPS       NET        EPS       NET        EPS      NET        EPS       NET        EPS
     EARNINGS (LOSS)     E(L)     EFFECT      E(L)     EFFECT      E(L)     EFFECT     E(L)     EFFECT      E(L)     EFFECT
--------------------- -------- ---------- --------- ---------- --------- ---------- -------- ---------- --------- ----------
2001
Restructuring                               $(334)    $(0.82)     $ (3)   $ (0.01)    $ (8)    $(0.02)    $(345)    $(0.85)
Management change       $ (6)    $(0.01)                                                                     (6)     (0.01)
New England Osco
   drugstores sale                                                                      32       0.08        32       0.08
Benefit Plan
   amendment                                                                            21       0.05        21       0.05
Merger-related             6       0.01        (1)     (0.00)                           (1)     (0.00)        4       0.01
--------------------- -------- ---------- --------- ---------- --------- ---------- -------- ---------- --------- ----------
2000
Merger-related          $(35)    $(0.08)    $ (17)    $(0.04)     $(16)   $ (0.04)    $(25)    $(0.06)    $ (93)    $(0.22)
Impairment - Lease
   contingency           (12)     (0.03)                                                                    (12)     (0.03)
--------------------- -------- ---------- --------- ---------- --------- ---------- -------- ---------- --------- ----------

The Company estimates the quarterly LIFO reserves, which cannot be accurately determined until year end. The LIFO method of valuing inventories (decreased) increased net earnings and EPS as follows:

                                        FIRST       SECOND        THIRD       FOURTH         YEAR
--------------------------------- ------------ ------------ ------------ ------------ ------------
2001
Net earnings                           $   (4)      $   (4)      $   (5)        $  10      $   (3)
Basic and diluted EPS                   (0.01)       (0.01)       (0.01)         0.02       (0.01)
--------------------------------- ------------ ------------ ------------ ------------ ------------
2000
Net earnings                           $   (3)      $   (3)      $   (5)        $  25      $   14
Basic and diluted EPS                   (0.01)       (0.01)       (0.01)         0.06        0.03
--------------------------------- ------------ ------------ ------------ ------------ ------------

Due to rounding and different periods used to compute weighted average outstanding shares, the sum of the quarterly EPS may not equal the annual EPS.

                                         Albertson's, Inc. 2001 Annual Report 41

OTHER
INFORMATION

The Company's stock is traded on the New York and Pacific stock exchanges under the symbol ABS. The high and low stock prices by quarter were as follows:


                              FIRST                SECOND                THIRD               FOURTH                YEAR
                         HIGH       LOW       HIGH        LOW      HIGH        LOW       HIGH       LOW       HIGH       LOW
------------------- ---------- --------- ---------- ---------- --------- ---------- ---------- --------- ---------- ---------
2001                  $ 34.05   $ 27.00    $ 33.72    $ 27.30   $ 36.99    $ 29.25    $ 35.59   $ 28.26    $ 36.99   $ 27.00
2000                    34.94     23.06      39.25      30.00     31.50      20.06      28.88     21.00      39.25     20.06
1999                    61.94     49.06      56.94      48.56     52.25      37.00      38.31     29.00      61.94     29.00


Cash dividends declared per share were:


                                  FIRST               SECOND                THIRD                FOURTH                 YEAR
----------------------- ---------------- -------------------- -------------------- --------------------- --------------------
2001                              $0.19                $0.19                $0.19                 $0.19                $0.76
2000                               0.19                 0.19                 0.19                  0.19                 0.76
1999                               0.18                 0.18                 0.18                  0.18                 0.72



In March 2002 the Board of Directors maintained the regular quarterly cash dividend of $0.19 per share, for an effective annual rate of $0.76 per share. The quarterly rate will be paid on May 10, 2002, to stockholders of record on April 15, 2002.



                                        Albertson's, Inc. 2001 Annual Report 42